As filed with the Securities and Exchange Commission on May 30, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BT TRIPLE CROWN CAPITAL HOLDINGS III, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4832 (Primary Standard Industrial Classification Code Number)	26-0241222 (I.R.S. Employer Identification Number)
One International Place
36th Floor
Attn.: David C. Chapin
Boston, MA 02110
(617) 951-7000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John P. Connaughton Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199 (617) 516-2000	Scott M. Sperling Thomas H. Lee Partners, L.P. 100 Federal Street Boston, MA 02110 (617) 227-1050
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

Andrew W. Levin Executive Vice President, Chief Legal Officer and Secretary Clear Channel Communications, Inc. 200 East Basse San Antonio, TX 78209 (210) 822-2828	C.N. Franklin Reddick, Esq. Akin Gump Strauss Hauer & Feld LLP 2029 Century Park East, Suite 2400 Los Angeles, CA 90067 (310) 229-1000	David C. Chapin, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000
Approximate date of commencement of proposed sale of securities to the public: As promptly as practicable after the effective date of this registration statement

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
CALCULATION OF REGISTRATION FEE

Proposed
		Maximum	Proposed
		Offering	Maximum	Amount Of
Title of Each Class of	Amount to Be	Price per	Aggregate	Registration
Securities to Be Registered	Registered	Share	Offering Price	Fee
Class A common stock, par value of $0.001 per share	30,612,245 shares (1)	N/A	$1,200,000,000 (2)	$0	(3)(4)

(1)	Represents the maximum number of shares of Class A common stock, par value $0.001 per share, of BT Triple Crown Capital Holdings III, Inc. to be issued upon the completion of the merger (as described in the accompanying proxy statement/prospectus) in respect of shares of common stock, par value $0.10 per share, of Clear Channel Communications, Inc. (“Clear Channel”).

(2)	Pursuant to rules 457(f) and 457(c) under the Securities Act of 1933, as amended (the “Securities Act”) and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (i) the product obtained by multiplying (A) $38.10 (the average of the high and low prices of Clear Channel common stock on May 22, 2007), by (B) 506,377,284 shares of Clear Channel common stock (estimated number of shares of Clear Channel common stock to be cancelled in the merger including 9,719,066 shares of Clear Channel common stock subject to options which would currently be convertible in the merger), minus $18,092,974,520 (the estimated amount of cash to be paid by the registrant to Clear Channel shareholders in the merger).

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $30.70 per $1,000,000 of the proposed maximum aggregate offering price.

(4)	Reflects a total fee of $36,840 payable hereunder offset in accordance with Rule 0-11(a)(2) of the Securities and Exchange Act of 1934, as amended by the fee previously paid in connection with the preliminary proxy statement on Schedule 14A filed on December 15, 2006 by Clear Channel.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated May 30, 2007
CLEAR CHANNEL COMMUNICATIONS, INC.
200 East Basse Road
San Antonio, Texas 78209
                    , 2007
To the Shareholders of Clear Channel Communications, Inc.:
     You are cordially invited to attend the special meeting of shareholders of Clear Channel Communications, Inc., a Texas corporation (“Clear Channel”), at the ___on ___, 2007, at 8:00 a.m., local time.
     At the special meeting, you will be asked to consider and vote upon a proposal to adopt an Agreement and Plan of Merger, dated as of November 16, 2006, by and among Clear Channel, BT Triple Crown Merger Co., Inc. (“Merger Sub”), B Triple Crown Finco, LLC and T Triple Crown Finco, LLC (together with B Triple Crown Finco, LLC, the “Fincos”), as amended by Amendment No. 1, dated April 18, 2007, among Clear Channel, Merger Sub and the Fincos, and as further amended by Amendment No. 2, dated May 17, 2007, among Clear Channel, Merger Sub, the Fincos and BT Triple Crown Capital Holdings III, Inc. (“Holdings”), which provides for the recapitalization of Clear Channel by the merger of Merger Sub with and into Clear Channel. The Fincos were formed by private equity funds sponsored by Bain Capital Partners, LLC or Thomas H. Lee Partners, L.P. solely for the purpose of entering into the merger agreement, as amended, and consummating the transactions contemplated by the merger agreement, as amended. If Clear Channel’s shareholders adopt the merger agreement, as amended, and the merger is completed, each share of Clear Channel’s common stock will be converted into the right to receive either (1) $39.20 in cash, without interest, or (2) one share of Class A common stock of Holdings, subject to certain limitations described below. Unaffiliated shareholders and optionholders of Clear Channel will have the right to select the form of merger consideration they receive, subject to pro rata adjustment in the event that elections to receive Class A common stock would require Holdings to issue more than 30,612,245 shares of Class A common stock, or approximately 30% of the outstanding capital stock and voting power of Holdings immediately following the merger. In addition, no shareholder or optionholder who has selected the stock consideration may be allocated a number of Holdings Class A common stock shares representing more than 9.9% of the outstanding common stock of Holdings immediately following the merger. The limitation on the aggregate number of shares to be issued as stock consideration will allow up to a maximum of approximately 6% of the shares of Clear Channel common stock and Clear Channel stock options outstanding as of the record date of the special meeting to be converted into Class A common stock of Holdings as merger consideration. In order to select the stock consideration you must submit a form of election by 5:00 p.m., New York City time, on ___, 2007, the business day immediately preceding the date of the special meeting. The members of the board of directors of Clear Channel have agreed with Holdings that they will not elect to receive any of the shares of Class A common stock of Holdings being made available to unaffiliated shareholders and optionholders in connection with the merger. Certain of the directors and employees of Clear Channel may convert a portion of the equity securities of Clear Channel held by them into equity securities of Holdings. Any shares of Clear Channel common stock and options that are not converted into stock consideration due to failure to validly elect stock consideration and timely submit share certificates, proration or cutback will be converted into the cash consideration. Fractional shares will not be issued. Instead, a cash payment will be made for those fractional shares based upon the cash consideration price of $39.20 per share. All shareholders and optionholders may also receive additional consideration under certain circumstances if the merger is consummated after January 1, 2008.
     After careful consideration, your board of directors by unanimous vote (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs, who recused themselves from the deliberations) has (i) determined that the merger is in the best interests of Clear Channel and its unaffiliated shareholders, (ii) approved, adopted and declared advisable the merger agreement, as amended, and the transactions contemplated by the merger agreement, as amended, and (iii) recommended that the shareholders of Clear Channel vote in favor of the merger and directed that such matter be submitted for consideration of the shareholders of Clear Channel at the special meeting. Clear Channel’s board of directors (other than those directors who recused themselves from the deliberations) unanimously recommends that you vote “FOR” the adoption of the merger agreement, as amended. Your board of directors’ recommendation is based on the cash consideration to be received by shareholders that elect to receive cash consideration in the merger. Your board of directors makes no recommendation as to whether any shareholder should elect to receive the stock consideration and makes no recommendation regarding the Class A common stock of Holdings. In considering the recommendation of Clear Channel’s board of directors with respect to the merger agreement, as amended, you should be aware that some of Clear Channel’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Clear Channel’s shareholders generally. See “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger” beginning on page 95 of the accompanying proxy statement/prospectus.
     The accompanying proxy statement/prospectus provides you with detailed information about the proposed merger, the special meeting and Holdings. In addition, the accompanying proxy statement/prospectus provides you with a summary of the stock and cash consideration elections provided for in the merger agreement, as amended, and instructions on how cash and stock consideration elections may be made. Please give this material your careful attention. You may also obtain more information about Clear Channel from documents it has filed with the Securities and Exchange Commission.
     Your vote is very important regardless of the number of shares you own. The merger can not be completed unless holders of two-thirds of the outstanding shares entitled to vote at the special meeting vote for the adoption of the merger agreement, as amended. Remember, failing to vote has the same effect as a vote against the adoption of the merger agreement. We would like you to attend the special meeting, however, whether or not you plan to attend the special meeting, it is important that your shares be represented.
     The special meeting was originally scheduled for March 21, 2007 (and subsequently postponed to May 8, 2007 and May 22, 2007). Clear Channel’s board of directors has rescheduled this meeting to be held on ___, 2007 in order to comply with certain regulatory requirements and to allow shareholders an opportunity to consider the terms of Amendment No. 2 to the merger agreement and the information contained in the accompanying proxy statement/prospectus. The proxy statement of Clear Channel, dated January 29, 2007, as supplemented by proxy supplement no. 1, filed on March 28, 2007, and as further supplemented by proxy supplement no. 2, filed on April 25, 2007, which was previously distributed in connection with the special meeting, is amended and restated in its entirety by the information contained in the accompanying proxy statement/prospectus.
     Please note that the proxy cards that accompanied the proxy statement mailed to Clear Channel shareholders with the notice of meeting dated January 29, 2007, supplement No. 1 to proxy statement, dated March 28, 2007 and supplement No. 2 to proxy statement dated April 24, 2007 remain valid. If you previously submitted a validly executed proxy card for the special meeting, which proxy has not been subsequently revoked, you were a record holder of shares of our common stock as of the record date for the special meeting, your vote will be recorded as indicated on your proxy card or if you signed and dated your proxy card but did not indicate how you wished to vote, your proxy will be voted on all matters in accordance with the recommendation of the board of directors. If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. If you have not previously voted, or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card. If your shares are held in “street name,” you should check the voting instruction card provided by your broker to see which voting options are available and the procedures to be followed. If you hold shares through a broker or other nominee, you should follow the procedures provided by your broker or nominee. If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3427.
     Thank you for your continued support and we look forward to seeing you on ___, 2007.
Sincerely,
Mark P. Mays
Chief Executive Officer
     For a discussion of certain risk factors that you should consider in evaluating the transactions described above and an investment in Holdings Class A common stock, see “Risk Factors” beginning on page 36 of the accompanying proxy statement/prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus, or determined the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
     The proxy statement/prospectus is dated ___, 2007, and is first being mailed to shareholders on or about ___, 2007.

CLEAR CHANNEL COMMUNICATIONS, INC.
200 EAST BASSE ROAD
SAN ANTONIO, TEXAS 78209
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON ___, 2007
_______, 2007
To the Shareholders of Clear Channel Communications, Inc.:
     A special meeting of the shareholders of Clear Channel Communications, Inc., a Texas corporation, will be held at the                                          on ___, 2007, at 8:00 a.m. Central Daylight Savings Time, for the following purposes:
     1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of November 16, 2006, by and among Clear Channel, BT Triple Crown Merger Co., Inc. (“Merger Sub”), B Triple Crown Finco, LLC and T Triple Crown Finco, LLC (together with B Triple Crown Finco, LLC, the “Fincos”), as amended by Amendment No. 1 thereto, dated April 18, 2007, among Clear Channel, Merger Sub and the Fincos, and as further amended by Amendment No. 2 thereto, dated May 17, 2007 (as amended, the “merger agreement”), among Clear Channel, Merger Sub, the Fincos and BT Triple Crown Capital Holdings III, Inc. (“Holdings”), copies of which are attached to this proxy statement/prospectus as Annex A, Annex B and Annex C;
     2. To consider and vote upon a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the merger agreement, as amended; and
     3. To transact such other business that may properly come before the special meeting or any adjournment thereof.
     In accordance with Clear Channel’s bylaws, Clear Channel’s board of directors has fixed 5:00 p.m. Central Daylight Savings Time on ___, 2007 as the record date for the purposes of determining shareholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof. All shareholders of record are cordially invited to attend the special meeting in person.
     The adoption of the merger agreement requires the affirmative vote of two-thirds of the votes entitled to be cast at the special meeting by the holders of the outstanding shares of Clear Channel’s common stock. Whether or not you plan to attend the special meeting, Clear Channel urges you to vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible prior to the special meeting to ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted on all matters in accordance with the recommendation of the board of directors. If you fail to return a valid proxy card and do not vote in person at the special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and, if a quorum is present. Remember, failing to vote has the same effect as a vote against the adoption of the merger agreement. Any shareholder attending the special meeting may vote in person, even if he or she has returned a proxy card; such vote by ballot will revoke any proxy previously submitted. However, if you hold your shares through a bank or broker or other custodian or nominee, you must provide a legal proxy issued from such custodian or nominee in order to vote your shares in person at the special meeting.
     The special meeting was originally scheduled for March 21, 2007 (and subsequently postponed to May 8, 2007 and May 22, 2007). Clear Channel’s board of directors has rescheduled this meeting to be held on ___, 2007 in order to comply with certain regulatory requirements and to allow shareholders an opportunity to consider the terms of Amendment No. 2 to the merger agreement and the information contained in the accompanying proxy statement/prospectus. The proxy statement of Clear Channel, dated January 29, 2007, as supplemented by proxy supplement no. 1, filed on March 28, 2007, and as further supplemented by proxy supplement no. 2, filed on April 25, 2007, which was previously distributed in connection with the special meeting, is amended and restated in its entirety by the information contained in the accompanying proxy statement/prospectus.
     Please note that the proxy cards that accompanied the proxy statement mailed to Clear Channel shareholders with the notice of meeting dated January 29, 2007, supplement No. 1 to proxy statement, dated March 28, 2007 and supplement No. 2 to proxy statement dated April 24, 2007 remain valid. If you previously submitted a validly executed proxy card for the special meeting, which proxy has not been subsequently revoked, you were a record holder of shares of our common stock as of the record date for the special meeting, your vote will be recorded as indicated on your proxy card or if you signed and dated your proxy card but did not indicate how you wished to vote, your proxy will be voted on all matters in accordance with the recommendation of the board of directors. If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. If you have not previously voted, or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card. If your shares are held in “street name,” you should check the voting instruction card provided by your broker to see which voting options are available and the procedures to be followed. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3427.
     If you plan to attend the special meeting, please note that space limitations make it necessary to limit attendance to shareholders and one guest. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding stock in brokerage accounts (“street name” holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras (including cellular telephones with photographic capabilities), recording devices and other electronic devices will not be permitted at the special meeting. The special meeting will begin promptly at 8:00 a.m., local time.
     Shareholders who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares if the merger is completed, but only if they submit a written objection to the merger to Clear Channel before the vote is taken on the merger agreement and they comply with all requirements of Texas law, which are summarized in the accompanying proxy statement/prospectus. Clear Channel urges that you to read the entire proxy statement/prospectus carefully.
     PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. IF THE MERGER AGREEMENT IS ADOPTED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.
By Order of the Board of Directors
Andrew W. Levin
Executive Vice President, Chief Legal Officer,
and Secretary
San Antonio, Texas

i

REFERENCES TO ADDITIONAL INFORMATION
     This proxy statement/prospectus incorporates important business and financial information about Clear Channel Communications, Inc. from other documents that are not included in, or delivered with, this proxy statement/prospectus. You can obtain documents related to Clear Channel Communications, Inc. that are incorporated by reference in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from either:

Clear Channel Communications, Inc. 200 East Basse Road San Antonio, TX 78209 (210) 832-3315 Attention: Investor Relations Department	Innisfree M&A Incorporated 501 Madison Avenue 20th Floor New York, NY 10022 (877) 456-3427
     For information on where to obtain copies of such documents on the internet, see “Where You Can Find Additional Information” elsewhere in this proxy statement/prospectus supplement. Please note that copies of the documents provided to you will not include exhibits to the filings, unless those exhibits have specifically been incorporated by reference in this proxy statement/prospectus.
     In order to ensure timely delivery of requested documents, any request should be made no later than ___, 2007, which is five business days prior to the special meeting.
     For information on submitting your proxy, please refer to the instructions on the enclosed proxy card.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
     The following questions and answers address briefly some questions you may have regarding the special meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a shareholder of Clear Channel Communications, Inc. To fully understand the proposed merger, please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to or incorporated by reference in this proxy statement/prospectus.
     Unless otherwise stated or the context otherwise requires, all references in this proxy statement/prospectus to “Holdings,” “we,” “our,” “ours,” and “us” refer to BT Triple Crown Capital Holdings III, Inc. and references to “Clear Channel” refer to Clear Channel Communications, Inc. and its subsidiaries.
QUESTIONS AND ANSWERS ABOUT THE MERGER
Q:	What is the proposed transaction?

A:	The proposed transaction is the merger of Clear Channel with BT Triple Crown Merger Co., Inc. (“Merger Sub”), an entity formed by B Triple Crown Finco, LLC and T Triple Crown Finco, LLC (the “Fincos”) pursuant to the Agreement and Plan of Merger, dated as of November 16, 2006, among Clear Channel, Merger Sub and the Fincos, as amended by Amendment No. 1 (“Amendment No. 1”), dated April 18, 2007, among Clear Channel, Merger Sub and the Fincos, and as further amended by Amendment No. 2 (“Amendment No. 2”), dated as of May 17, 2007, among Clear Channel, Merger Sub, the Fincos and Holdings. Unless the context requires otherwise, in this proxy statement/prospectus, we refer to the merger agreement, prior to amendment as the “original merger agreement,” and the original merger agreement as amended by Amendment No. 1 and Amendment No. 2, as the “merger agreement” and the merger contemplated by the merger agreement as the “merger.” The Fincos were formed by private equity funds sponsored by Bain Capital Partners, LLC or Thomas H. Lee Partners, L.P. (the “Sponsors”), solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. If the merger agreement is adopted by Clear Channel’s shareholders and the other closing conditions under the merger agreement are satisfied or waived, Merger Sub will merge with and into Clear Channel. Pursuant to the merger agreement Clear Channel will be the surviving corporation in the merger and will become an indirect wholly owned subsidiary of Holdings. Assuming that 100% of the shares of Class A common stock of Holdings available for issuance in the merger are actually issued, unaffiliated shareholders and optionholders of Clear Channel will own approximately 30% of the outstanding capital stock and voting power of Holdings immediately following the merger. Merger Sub was formed by the Sponsors solely for the purpose of entering into the merger. Holdings was formed by the Sponsors solely for the purpose of acquiring Clear Channel.

Q:	What will I receive for my shares of Clear Channel common stock in the merger?

A:	Each holder of Public Shares and Net Electing Option Shares (each as defined below) will have the right to select the form of merger consideration it will receive upon completion of the merger by electing one of the following options for each Public Share and each Net Electing Option Share it holds:

Option 1 (a “Cash Election”): $39.20 per share cash consideration, without interest (the “Cash Consideration”); or

Option 2 (a “Stock Election”): one share of Class A common stock of Holdings (the “Stock Consideration”).

In this proxy statement/prospectus, all references to “Public Shares” refer to all outstanding shares of the common stock, par value $0.10 per share, of Clear Channel, including restricted shares issued under Clear Channel’s employee incentive plans, excluding (i) shares held in the treasury of Clear Channel or owned by Merger Sub or Holdings immediately prior to the Effective Time (as defined below), (ii) shares held by shareholders who do not vote in favor of the adoption of the merger agreement and who properly demand and perfect appraisal rights in accordance with Texas law, if any, and (iii) equity securities which are subject to agreements between certain directors or employees of Clear Channel and the Fincos pursuant to which such shares and options are to be converted into equity securities of Holdings in the merger (“Rollover Shares”). In this proxy statement/prospectus all references to “Net Electing Option Shares” refer to the aggregate number of shares of Clear Channel common stock which would be issuable in the event the options to purchase Clear Channel common stock (the “Clear Channel stock options”) were exercised net of a number of option shares having a value (based on the Cash Consideration) equal to the exercise price for such option shares (i.e., paying the exercise price of the Clear Channel stock options using the value of the shares of Clear Channel common stock underlying such Clear Channel stock options) and any required tax withholding.

The number of shares of Holdings Class A common stock issuable both in the aggregate and to any individual shareholder or optionholder in the merger are subject to certain limitations and prorations described below. If you make a Stock Election, you will not receive any fractional shares in the merger. Instead, you will be paid cash for any fractional shares you would have otherwise received as Stock Consideration based upon the Cash Consideration price of $39.20 per share, taking into account all Public Shares and all Net Electing Option Shares for which you elected Stock Consideration.

Except for the Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance of Stock Consideration, each of L. Lowry Mays, Mark P. Mays, Randall T. Mays and each other member of Clear Channel’s board of directors has entered into a separate agreement whereby they have agreed to exchange all Clear Channel common stock, Clear Channel stock options and restricted stock awards which they beneficially hold for the Cash Consideration. See “The Merger—Interests of Clear Channel’s Directors and Executive Officers in the Merger” beginning on page 95.

In addition, regardless of whether you make a Stock or Cash Election, if the merger occurs after January 1, 2008, you will also receive an additional cash payment for each share (the “Additional Consideration”), equal to the lesser of:
•	the pro rata portion, based upon the number of days elapsed since January 1, 2008, of $39.20 multiplied by 8% per annum, or

•	an amount equal to (a) the Operating Cash Flow (as defined below under “The Merger Agreement — Treatment of Common Stock and Other Securities”) for Clear Channel and its subsidiaries for the period from and including January 1, 2008 through and including the last day of the last month preceding the closing date of the merger for which financial statements are available at least ten (10) calendar days prior to the closing date of the merger less dividends paid or declared with respect to the foregoing period and amounts committed or paid to purchase equity interests in Clear Channel or derivatives thereof with respect to that period (but only to the extent that those dividends or amounts are not deducted from the Operating Cash Flow for Clear Channel and its subsidiaries for any prior period) divided by (b) the sum of the number of outstanding shares of Clear Channel common stock (including outstanding restricted shares) plus the number of shares of Clear Channel common stock issuable pursuant to convertible securities of Clear Channel outstanding at the closing date of the merger with exercise prices less than the Cash Consideration.
Your election to receive Cash Consideration or Stock Consideration will not affect your right to receive the Additional Consideration if the merger does not close before January 1, 2008. The total amount of Cash Consideration, Stock Consideration and Additional Consideration paid for each Public Share or Net Electing Option Share is referred to in this proxy statement/prospectus as the “Merger Consideration.”

Q:	How will options to purchase Clear Channel common stock be treated in the merger?

A:	Each holder of a Clear Channel stock option on the record date will have the right to make an election to convert such option into Net Electing Option Share(s) and to make a Stock Election (subject to the limitations described above) for such Net Electing Option Share(s). Each Net Electing Option Share for which a valid Stock Election is not made or is revoked or for which no Stock Consideration is allocated as a result of the application of the limitations or prorations described below, shall be converted into the right to receive the Cash Consideration. Each outstanding Clear Channel stock option which is not converted into Net Electing Option Share(s), and that remains outstanding and unexercised as of the Effective Time, whether vested or unvested (except as otherwise agreed by the Fincos, Holdings, Clear Channel and the holder of such Clear Channel stock option), will automatically become fully vested and convert into the right to receive a cash payment, without interest and less any applicable withholding tax, equal to the product of (A) the excess, if any, of the Cash Consideration plus any Additional Consideration over the exercise price per share of such Clear Channel stock option and (B) the number of shares of Clear Channel common stock issuable upon exercise of such Clear Channel stock option.

At the Effective Time, Clear Channel stock options will no longer be outstanding and will automatically cease to exist, and the holders thereof will no longer have any rights with respect to Clear Channel stock options, except the right to receive the Merger Consideration or cash payment, as described above. Each holder of Clear Channel stock options will receive additional instructions from Clear Channel regarding elections to convert options into Net Electing Option Shares and Stock Elections for the Net Electing Option Shares.

Q:	How will restricted shares of Clear Channel common stock be treated in the merger?

A:	Each restricted share of Clear Channel common stock (“Clear Channel restricted stock”) that remains outstanding as of the Effective Time, whether vested or unvested (except as otherwise agreed by the Fincos and a holder of Clear Channel restricted stock), will automatically become fully vested and convert into the right to receive either the Cash Consideration or the Stock Consideration. Any unaffiliated holder of Clear Channel restricted stock who would like to make a Stock Election with respect to such shares must do so prior to 5:00 p.m., New York City time, on ___, 2007, the business day immediately preceding the date of the special meeting, using the same procedures applicable to unaffiliated shareholders of Clear Channel common stock.

Q:	Is there a limit on the number of Public Shares and Net Electing Option Shares that may be exchanged for Class A common stock of Holdings?

A:	Yes. The merger agreement provides that no more than 30,612,245 Public Shares and Net Electing Option Shares, in the aggregate, or approximately 6% of the outstanding shares of Clear Channel common stock and Clear Channel stock options at the record date for the special meeting, may be converted into shares of Holdings Class A common stock. If all 30,612,245 Public Shares and Net Electing Option Shares are converted into shares of Class A common stock of Holdings, they will represent approximately 30% of the outstanding capital stock and voting power of Holdings immediately following the merger. In addition, no Clear Channel shareholder or optionholder who makes a Stock Election, may receive shares that would represent more than the Individual Cap (as defined below) following completion of the merger.

Q:	What happens if Clear Channel shareholders or optionholders elect to exchange more than 30,612,245 Public Shares and Net Electing Option Shares for shares of Class A common stock of Holdings?

A:	If Clear Channel shareholders and optionholders make Stock Elections covering more than 30,612,245 Public Shares and Net Electing Option Shares, then each shareholder and/or optionholder making a Stock Election will receive a proportionate allocation of shares of Class A common stock of Holdings based on the number of Public Shares and Net Electing Option Shares for which such shareholder and/or optionholder has made a Stock Election compared to the total number of Public Shares and Net Electing Option Shares for which all shareholders and/or optionholders have made Stock Elections. The proration procedures are designed to ensure that no more than 30,612,245 shares of Holdings Class A common stock are allocated to unaffiliated shareholders and/or optionholders of Clear Channel pursuant to the Stock Elections. Further, no individual shareholder or optionholder will be allocated shares of Holdings Class A common stock representing more than 9.9% of the outstanding common stock of Holdings immediately following the merger (“Individual Cap”). Any shares that are not converted into Stock Consideration due to the

Individual Cap will be reallocated to other shareholders or optionholders who have made an election to receive Stock Consideration but have not reached their Individual Cap. Any shares that are not converted into Stock Consideration as a result of proration or the Individual Cap will be converted into Cash Consideration.

Q:	Will Clear Channel shareholders or optionholders be required to receive some of the shares of Holdings in the merger?

A:	No. A Stock Election is purely voluntary. No holder of Public Shares or Clear Channel stock options is required to make any Stock Elections. An election to receive the Stock Consideration is an investment decision which involves significant risks. The Clear Channel board of directors makes no recommendation as to whether any Clear Channel shareholder or optionholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. For a discussion of risks associated with the ownership of Holdings Class A common stock see “Risk Factors” beginning on page 36 of this proxy statement/prospectus.

Q:	Who may make a Stock Election?

A:	All holders of Public Shares or Clear Channel stock options as of 5:00 p.m., Central Daylight Savings Time, on ___, 2007, the record date for the special meeting of Clear Channel shareholders, are entitled to make a Stock Election with respect to any Public Shares or Clear Channel stock options they own as of such date. Pursuant to separate letter agreements, the option to elect to receive Stock Consideration will not be available with respect to shares of Clear Channel common stock, Clear Channel restricted stock or Clear Channel stock options (other than Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration), that are beneficially owned by L. Lowry Mays, Mark P. Mays, Randall T. Mays or any other member of Clear Channel’s board of directors.

Q:	Can I make a Cash Election with respect to some of my Public Shares and/or Clear Channel stock options and a Stock Election with respect to my remaining shares and/or options?

A:	Yes. You may make a Cash Election or Stock Election (on a share-by-share basis) for each Public Share and/or each Clear Channel stock option you own as of the record date of the special meeting; provided, that, as described above, the total number of Public Shares and Net Electing Option Shares converted into the Stock Consideration may be limited.

Q:	What is the deadline for submitting Stock and Cash Elections?

A:	All Stock and Cash Elections must be submitted prior to 5:00 p.m., New York City time, on ___, 2007, the business day immediately preceding the date of the special meeting.

Q:	How do I make a Stock or Cash Election?

A:	Each holder of record as of the record date for the special meeting of Clear Channel shareholders, has been mailed a form of election together with this proxy statement/prospectus. Additional copies of the form of election may be obtained from our proxy solicitor, Innisfree M&A Incorporated, by calling toll free at (877) 456-3427. Clear Channel will also make a copy of the form of election available on its website at www.clearchannel.com/Investors. You should carefully review and follow the instructions accompanying the form of election. The form of election will need to be properly completed, signed and delivered prior to 5:00 p.m., New York City time, on ___, 2007, the business day immediately preceding the date of the special meeting to ___, the paying agent, at the following address:

Attention:

Address:

Telephone number:

Questions regarding the Stock or Cash Elections should be addressed to:

Attention:

Address:

Telephone number:

If you own Clear Channel shares in “street name” through a bank, broker or other custodian or nominee and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election. The election deadline will be 5:00 p.m. New York City time, on ___, 2007, the business day immediately preceding the date of the special meeting. Any election received subsequent to the election deadline will be void and all Public Shares and Net Electing Option Shares subject to such election will be converted into the Cash Consideration.

Q:	Can I revoke my form of election after I have submitted it to the paying agent?

A:	You may revoke your form of election and file a new form of election at any time prior to 5:00 p.m., New York City, time on ___, 2007, the business day immediately preceding the date of the special meeting, by submitting a written notice of revocation to the paying agent or a new form of election. Revocations must specify the name in which your shares are registered on the stock transfer books of Clear Channel and such other information as the paying agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this proxy statement/prospectus and the form of election. If you instructed a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting a new form of election, the notice or new form of election must be received by the paying agent by the election deadline of 5:00 p.m., New York City time, on ___, 2007, the business day immediately preceding the date of the special meeting, in order for the revocation to be valid. From and after such time, the elections will be irrevocable and you may no longer change or revoke your election.

Q:	What happens if I don’t make an election?

A:	If you do not make an election with respect to any Public Shares and/or Clear Channel company options, you will be deemed to have made a Cash Election with respect to such shares or to receive the cash payment described above for such options.

Q:	Will I be able to transfer Clear Channel common stock after an election is made?

A:	Any Public Share for which a Cash Election, or no election, is made or deemed made may be transferred up until the Effective Time. If you make a Stock Election and are allocated Holdings Class A common stock, you will not be permitted to transfer your Public Shares or any options underlying your Net Electing Option Shares from and after such time as you submit your certificates to the paying agent. In the event that the merger is completed, your shares will be converted into the right to receive the Stock Consideration. In the event that the merger is abandoned or the merger agreement terminated, your shares will be returned to you and you will be entitled to transfer or sell your shares and/or options.

We currently are anticipating completing the merger prior to the end of 2007. However, because the merger is subject to certain conditions, including adoption of the merger agreement by Clear Channel’s shareholders, receipt of certain regulatory approvals and the conclusion of the Marketing Period (as defined below under “The Merger Agreement — Effective Time; Marketing Period”), the exact timing of the completion of the merger and the likelihood of the consummation thereof cannot be predicted. Unless amended after the date hereof, the merger agreement is subject to termination by either party after December 12, 2007 if the merger has not been consummated, except that under certain circumstances that date may be extended until June 12, 2008. If you elect the Stock Consideration you should be prepared to hold your Clear Channel common stock for an extended period of time.

Q:	May I submit a form of election even if I do not vote to approve the merger agreement?

A:	Yes. You may submit a form of election even if you vote against the approval of the merger agreement or abstain or do not register any vote with respect to the approval of the merger agreement. However, all forms of election to be valid must be submitted prior to 5:00 p.m., New York City time, on ___, 2007, the business day immediately preceding the date of the special meeting.

Q:	When do I need to submit my Clear Channel common stock?

If you have made a Stock Election and the merger is approved by the Clear Channel shareholders at the special meeting, you will receive notice, which we refer to as the Stock Consideration notice, that the merger has been approved and the number of Public Shares and Net Electing Option Shares for which you will be entitled to receive Stock Consideration in the merger (after the application of the proration provisions described above). The Stock Consideration notice will also be accompanied by a letter of transmittal. The letter of transmittal will include instructions for submitting certificates representing your shares, your book-entry shares or certificates representing your options, as applicable, or, if you hold your shares in “street name,” will instruct you how to submit shares beneficially held by you. You will need to deliver to the paying agent a properly completed and executed letter of transmittal together with any certificates representing your shares or options, properly endorsed for transfer, or a book entry transfer or a guaranty of delivery, within 30 days of the date of the Stock Consideration notice. If you fail to deliver a properly completed and executed letter of transmittal together with any certificates representing the Public Shares and the Clear Channel stock options underlying the Net Electing Option Shares for which you have made a valid Stock Election within 30 days of the date of the Stock Consideration notice, your Stock Election will be voided and you will be deemed to have made a Cash Election with respect to such Public Shares and/or the Net Electing Option Shares. In such a case, the shares of Class A common stock subject to the Stock Consideration notice will not be re-allocated to other Clear Channel shareholders or optionholders.

If you make a Cash Election or fail to make any election with respect to any Public Shares or Clear Channel stock options you own, you will not need to submit stock certificates, book-entry shares or option certificates prior to the completion of the merger. After the merger is completed, the paying agent will mail to you a letter of transmittal with accompanying instructions promptly after the Effective Time.

Q:	Will I continue to receive dividends?

A:	Our current policy is to provide quarterly cash dividends on your shares of Clear Channel common stock at a rate of $0.1875 per share. The terms of the merger agreement allow Clear Channel to continue this policy through the closing date of the merger. Following consummation of the merger, any payment of cash dividends to holders of Holdings Class A common stock or other classes of preferred stock or common stock will be at the discretion of the board of directors of Holdings. Holdings does not currently intend to pay regular quarterly cash dividends on the shares of Holdings Class A common stock to be outstanding after the merger. We may from time to time decide to pay dividends to holders of our common stock, which dividends may be substantial. If we pay a dividend to holders of any class of our common stock, we will pay a pro rata dividend to holders of all classes of Holdings’ common stock. Any decision to pay dividends to holders of our common stock will depend on a variety of factors, including such factors as (1) Holdings’ and/or Clear Channel’s ability to incur debt, cash resources, results of operations, financial position, and capital requirements, (2) timing and proceeds realized from asset sales, (3) regulatory changes, and (4) any limitations imposed by Holdings’ or Clear Channel’s creditors. If we were to require cash from Clear Channel to pay dividends, Clear Channel’s debt financing arrangements could restrict its ability to make such cash available to us to pay such dividends.

Q:	Will there be any fees payable to the Fincos prior to the closing of the merger?

A:	As part of the merger agreement, the Fincos have agreed that the transaction fees paid to or to be paid to the Fincos or their affiliates in connection with the closing of the merger will not exceed $87.5 million. Other than those fees, unless otherwise approved by Holdings’ independent directors, none of Holdings or any of its subsidiaries will pay management, transaction, monitoring or any other fees to the Fincos or their affiliates except pursuant to an arrangement whereby the holders of shares of Holdings Class A common stock are made whole for any portion of such fees paid by Holdings or any of its affiliates.

Q:	Will the holders of the Class A common stock have the right to elect any directors of the Holdings’ board of directors?

A:	Subsequent to the completion of the merger, holders of the Holdings Class A common stock, voting as a separate class, will be entitled to elect 2 members of Holdings’ board of directors. These directors are referred to in this proxy statement/prospectus as the independent directors. Pursuant to a voting agreement entered into among the Fincos, Merger Sub and the Highfields Funds (as defined in “The Merger—Voting Agreement” on page 100) immediately following the effective time of the merger one of the independent directors will be named by Highfields Management (as defined in “The Merger—Voting Agreement” on page 100) (which member shall be named to Holdings’ nominating committee) and the other independent director will be selected by Holdings’ nominating committee after consultation with Highfields Management and any holder whose Stock Election is reasonably expected to result in such holder owning three percent (3%) or more of the total outstanding equity securities of Holdings. In addition, until the Highfields Funds own less than 5% of the outstanding voting securities of Holdings issued as Stock Consideration, in connection with each election of independent directors, Holdings will nominate two candidates as independent directors, of which one candidate will be selected by Highfields Management (as defined in “The Merger—Voting Agreement” on page 100) and one candidate will be selected by Holdings’ nominating committee after consultation with Highfields Management and any public holder owning three percent (3%) or more of the total outstanding equity securities of Holdings.

Q:	Am I entitled to exercise appraisal rights instead of receiving the Merger Consideration for my shares?

A:	Yes. As a holder of Clear Channel common stock you are entitled to appraisal rights under Texas law in connection with the merger if you meet certain conditions, which are described in this proxy statement/prospectus under the caption “Dissenters’ Rights of Appraisal” beginning on page 158.

Q:	What effects will the proposed merger have on Clear Channel?

A:	If the merger agreement is adopted by Clear Channel’s shareholders and the other conditions to closing are satisfied, Merger Sub will merge with and into Clear Channel. The separate corporate existence of Merger Sub will cease, and Clear Channel will continue as the surviving corporation. Upon completion of the merger, your Public Shares and/or Net Electing Option Shares will be converted into the right to receive the Cash Consideration or Stock Consideration, in accordance with your election, unless you have properly exercised your appraisal rights. The surviving corporation will become an indirect wholly owned subsidiary of Holdings and you will cease to have any ownership interest in the surviving corporation, any rights as its shareholder and you will no longer have any interest in Clear Channel’s future earnings or growth (other than through your ownership of shares of Holdings Class A common stock (if any)).

Following consummation of the merger, the registration of Clear Channel common stock and Clear Channel’s reporting obligations with respect to Clear Channel common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated upon application to the Securities and Exchange Commission (the “SEC”). In addition, upon completion of the merger, shares of Clear Channel common stock will no longer be listed on any stock exchange or quotation system, including the NYSE.

Shares of Holdings Class A common stock will be registered with the SEC, but will not be listed on a national securities exchange. It is anticipated that, following the merger, the shares of Holdings Class A common stock will be quoted on the Over-the-Counter Bulletin Board.

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as quickly as possible, and we anticipate that it will be completed by the end of 2007, assuming satisfaction or waiver of all of the conditions to the merger. However, because the merger is subject to certain conditions, including adoption of the merger agreement by Clear Channel’s shareholders, receipt of certain regulatory approvals and the conclusion of the Marketing Period (as defined below under “The Merger Agreement — Effective Time; Marketing Period”), the exact timing of the completion of the merger and the likelihood of the consummation thereof cannot be predicted. If any condition in the merger agreement is not satisfied, including the conditions described below under “The Merger Agreement — Conditions to the Merger” beginning on page 138 of this proxy statement/prospectus, the merger agreement may be terminated as a result.

Q:	What happens if the merger is not consummated?

A:	If the merger agreement is not adopted by shareholders or if the merger is not completed for any other reason, shareholders and optionholders will not receive any payment for their shares and/or options in connection with the merger. Instead, Clear Channel will remain an independent public company, shares of Clear Channel common stock will continue to be listed and traded on the NYSE and options will remain outstanding (subject to their terms). Any certificates for shares or options and any book-entry shares delivered as required by the Stock Consideration notice will be returned at no cost to you. Under specified circumstances, Clear Channel may be required to pay the Fincos a termination fee of up to $500 million or reimburse the Fincos for up to $45 million of their out-of-pocket expenses as described in this proxy statement/prospectus under the caption “The Merger Agreement — Termination Fees.”
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING
Q:	Where and when is the special meeting?

A:	The special meeting will be held at the on ___, 2007, at 8:00 a.m., Central Standard Time.

Q:	Are all Clear Channel shareholders as of the record date entitled to vote at the special meeting?

A:	Yes. All shareholders who own Clear Channel common stock at 5:00 p.m., Central Daylight Savings Time, on ___, 2007, will be entitled to receive notice of the special meeting and to vote the shares of Clear Channel common stock which are held on that date at the special meeting, or any adjournments of the special meeting.

Q:	Which of my shares may I vote?

A:	All shares owned by you as of 5:00 p.m., Central Daylight Savings Time, on the record date may be voted by you. These shares include shares that are: (i) held directly in your name as the shareholder of record and (ii) held for you as the beneficial owner through a stockbroker, bank or other custodian or nominee. Each of your shares is entitled to one vote at the special meeting.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of Clear Channel’s shareholders hold their shares through a stockbroker, bank or other custodian or nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record: If your shares are registered directly in your name with Clear Channel’s transfer agent, The Bank of New York, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by The Bank of New York on behalf of Clear Channel. As the shareholder of record, you have the right to grant your voting proxy directly to Clear Channel or to vote in person at the special meeting. We have enclosed a proxy card for you to use.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other custodian or nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the special meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the special meeting, unless you obtain a signed proxy from the stockholder of record giving you the right to vote the shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares.

Q:	How can I vote my shares in person at the special meeting?

A:	Shares held directly in your name as the shareholder of record may be voted by you in person at the special meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the special meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the special meeting. If you vote your shares in person at the special meeting any previously submitted proxies will be revoked. Shares held in “street name” may be voted in person by you at the special meeting only if you obtain a signed proxy from the stockholder of record giving you the right to vote the shares. Your vote is important. Accordingly, we urge you to sign and return the accompanying proxy card whether or not you plan to attend the special meeting.

If you plan to attend the special meeting, please note that space limitations make it necessary to limit attendance to shareholders and one guest. Admission to the special meeting will be on a first-come, first-served basis. Registration and seating will begin at 7:30 a.m. Each shareholder may be asked to present valid picture identification issued by a government agency, such as a driver’s license or passport. Shareholders holding stock in street name will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras (including cellular telephones with photographic capabilities), recording devices and other electronic devices will not be permitted at the special meeting.

Q:	How can I vote my shares without attending the special meeting?

A:	Whether you hold shares of Clear Channel common stock directly as the shareholder of record or beneficially in street name, when you return your proxy card or voting instructions accompanying this proxy statement/prospectus, properly signed, the shares represented will be voted in accordance with your direction unless you subsequently revoke such proxy or vote in person at the special meeting, as described above. As described below, if you have already delivered a properly executed proxy and have not acquired any additional shares, you do not need to do anything else unless you wish to change your vote.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not vote your shares on your behalf unless you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without those instructions, your shares will not be voted, which will have the same effect as voting “AGAINST” the merger.

Q:	What vote of Clear Channel’s shareholders is required to adopt the merger agreement?

A:	For us to complete the merger, shareholders holding two-thirds of the outstanding shares of Clear Channel common stock at 5:00 p.m. Central Daylight Savings Time on ___, 2007, must vote “FOR” the adoption of the merger agreement with each share having a single vote for these purposes. Only votes cast “FOR” a matter constitute affirmative votes. Abstentions are counted for quorum purposes, but since they are not votes cast “FOR” a particular matter, they will have the same effect as a vote “AGAINST” a particular matter. Accordingly, failure to vote or an abstention will have the same effect as a vote “AGAINST” adoption of the merger agreement.

Q:	What vote of Clear Channel’s shareholders is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies?

A:	The proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of shareholder holding a majority of the outstanding shares of Clear Channel common stock present or represented by proxy at the special meeting and entitled to vote on the matter. Only votes cast “FOR” a matter constitute affirmative votes. Abstentions are counted for quorum purposes, but since they are not votes cast “FOR” a particular matter, they will have the same effect as a vote “AGAINST” a particular matter.

Q:	What constitutes a quorum?

A:	The presence, in person or by proxy, of shareholders holding a majority of the outstanding shares of Clear Channel common stock at 5:00 p.m. Central Daylight Savings Time on ___, 2007 is necessary to constitute a quorum at the special meeting.

Q:	Does Clear Channel’s board of directors recommend that Clear Channel’s shareholders vote “FOR” the adoption of the merger agreement?

A:	Yes. After careful consideration, the board of directors by unanimous vote (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who recused themselves from the deliberations), recommends that you vote:
•	“FOR” the adoption of the merger agreement. You should read “The Merger — Reasons for the Merger” beginning on page 90 of this proxy statement/prospectus for a discussion of the factors that Clear Channel’s board of directors considered in deciding to recommend the adoption of the merger agreement.
The Clear Channel board of directors’ recommendation is based on the Cash Consideration to be received by shareholders that make a Cash Election. The Clear Channel board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. In considering the recommendation of your board of directors with respect to the merger agreement, you should be aware that some of Clear Channel’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Clear Channel’s shareholders generally. See “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger” beginning on page 95 of this proxy statement/prospectus. Except for the Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration, each of L. Lowry Mays, Mark P. Mays, Randall T. Mays and each other member of Clear Channel’s board of directors has entered into a separate agreement whereby they have each agreed to exchange all Clear Channel common stock, Clear Channel stock options and restricted stock awards which they beneficially hold for the Cash Consideration.

Q:	What happens to my vote if I sell my shares before the special meeting?

A:	The record date of the special meeting is earlier than the special meeting and the date that the merger is expected to be completed. If you transfer your shares of Clear Channel common stock after the record date but before the special meeting, you will retain your right to vote at the special meeting, but will have transferred the right to receive the Merger Consideration. In order to receive the Merger Consideration, you must hold your shares through completion of the merger.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement/prospectus carefully, including its annexes and the information incorporated by reference, and to consider how the merger affects you. If you are a shareholder as of the record date, then you can ensure that your shares are voted at the special meeting by completing, signing, dating and returning each proxy card in the postage-paid envelope provided or submitting your proxy by telephone or the Internet prior to the special meeting.

Q:	If I have previously submitted a proxy, is it still valid?

A:	Yes. If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote since you submitted your proxy. The proxy cards that accompanied the proxy statement mailed to Clear Channel shareholders with the notice of meeting dated January 29, 2007, supplement No. 1 to proxy statement, dated March 28, 2007 or supplement No. 2 to proxy statement dated April 24, 2007 remain valid. If you previously submitted a validly executed proxy card for the special meeting, which proxy has not been subsequently revoked, and you were a record holder of shares of our common stock as of the record date for the special meeting, your vote will be recorded as indicated on your proxy card or if you signed and dated your proxy card but did not indicate how you wished to vote, your proxy will be voted on all matters in accordance with the recommendation of the board of directors. If you have not previously voted, have acquired additional shares or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card. If your shares are held in “street name,” you should check the voting instruction card provided by your broker to see which voting options are available and the procedures to be followed. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3427.

Q:	How do I revoke or change my vote?

A:	You can change your vote at any time before your proxy is voted at the special meeting. You may revoke your proxy by notifying Clear Channel in writing or by submitting a later-dated new proxy by mail to Clear Channel c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022. In addition, your proxy may be revoked by attending the special meeting and voting in person. However, simply attending the special meeting will not revoke your proxy. If you hold your shares in “street name” and have instructed a broker to vote your shares, the above-described options for changing your vote do not apply, and instead you must follow the instructions received from your broker to change your vote.

Q:	What does it mean if I get more than one proxy card or vote instruction card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one card. Please sign, date and return all of the proxy cards you receive (or submit your proxy by telephone or the Internet) to ensure that all of your shares are voted.

Q:	What if I return my proxy card without specifying my voting choices?

A:	If your proxy card is signed and returned without specifying choices, the shares will be voted as recommended by the Board.

Q:	Who will bear the cost of this solicitation?

A:	The expenses of preparing, printing and mailing this proxy statement/prospectus and the proxies solicited hereby will be borne by Clear Channel. Additional solicitation may be made by telephone, facsimile or other contact by certain directors, officers, employees or agents of Clear Channel, none of whom will receive additional compensation therefor. Clear Channel will, upon request reimburse, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses for forwarding material to the beneficial owners of shares held of record by others. The Fincos, directly or through one or more affiliates or representatives, may at their own cost, also make, additional solicitation by mail, telephone, facsimile or other contact in connection with the merger.

Q:	Will a proxy solicitor be used?

A:	Yes. Clear Channel has engaged Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation of proxies for the special meeting and Clear Channel estimates that it will pay Innisfree a fee of approximately $50,000. Clear Channel has also agreed to reimburse Innisfree for reasonable administrative and out-of-pocket expenses incurred in connection with the proxy solicitation and indemnify Innisfree against certain losses, costs and expenses. The Fincos have engaged Georgeson Inc. to assist them in any solicitation efforts they may decide to make in connection with the merger and it is expected that they will pay Georgeson a fee of approximately $50,000. The Fincos have also agreed to reimburse Georgeson for reasonable administrative and out-of-pocket expenses incurred in connection with the proxy solicitation and indemnify Georgeson against certain losses, costs and expenses.

QUESTIONS
     If you have additional questions about the merger or other matters discussed in this proxy statement/prospectus after reading this proxy statement/prospectus, please contact our proxy solicitor, Innisfree M&A Incorporated, at:

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, NY 10022
Shareholders Call Toll-Free:	(877) 456-3427
Banks and Brokers Call Collect:	(212) 750-5833

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
     This proxy statement/prospectus, and the documents to which we refer you to in this proxy statement/prospectus, contain “forward-looking” statements based on estimates and assumptions. Forward-looking statements include information concerning possible or assumed future results of operations of Holdings and Clear Channel, the expected completion and timing of the merger and other information relating to the merger. There are “forward looking” statements throughout this proxy statement/prospectus, including, among others, under the headings “Questions and Answers About the Special Meeting and the Merger,” “Summary,” “The Merger,” “Opinion of Clear Channel’s Financial Advisor,” “Regulatory Approvals,” and “Merger Related Litigation,” and in statements containing the words “believes,” “estimates,” “expects,” “anticipates,” “intends,” “contemplates,” “may,” “will,” “could,” “should,” or “would” or other similar expressions.
     You should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized, or even if realized, that they will have the expected effects on the business or operations of Holdings and Clear Channel. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements included in this proxy statement/prospectus or elsewhere.
     In addition to other factors and matters contained or incorporated in this document, the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:
•	the financial performance of Clear Channel through the date of the completion of the merger;

•	the satisfaction of the closing conditions set forth in the merger agreement;

•	the possibility that the parties will be unable to obtain the approval of Clear Channel’s shareholders and regulatory approvals;

•	the possibility that the merger may involve unexpected costs;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including a termination under circumstances that could require Clear Channel to pay a termination fee in the amount of $200 million or $500 million;

•	the outcome of any legal proceedings instituted against Holdings, Clear Channel and others in connection with the proposed merger;

•	the failure to obtain the necessary debt financing arrangements set forth in the commitment letters received in connection with the merger;

•	the impact of planned divestitures;

•	the failure of the merger to close for any reason;

•	the effect of the announcement of the merger on Clear Channel’s customer relationships, operating results and business generally;

•	business uncertainty and contractual restrictions that may exist during the pendency of the merger;

•	changes in interest rates;

•	any significant delay in the expected completion of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger and the final terms of the financings that will be obtained for the merger;

•	diversion of management’s attention from ongoing business concerns;

•	the need to allocate significant amounts of Clear Channel’s cash flow to make payments on Clear Channel’s indebtedness, which in turn could reduce Clear Channel’s financial flexibility and ability to fund other activities;
and other risks set forth in Clear Channel’s current filings with the Securities and Exchange Commission, including Clear Channel’s most recent filings on Forms 10-Q and 10-K. See “Where You Can Find Additional Information” on page 161 of this proxy statement/prospectus. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

SUMMARY
     This summary highlights selected information from the proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions under “Where You Can Find Additional Information” beginning on page 161 of this proxy statement/prospectus. The Agreement and Plan of Merger, dated as of November 16, 2006, by and among Clear Channel Communications, Inc. (“Clear Channel”), BT Triple Crown Merger Co., Inc. (“Merger Sub”), B Triple Crown Finco, LLC and T Triple Crown Finco, LLC (together with B Triple Crown Finco, LLC, the “Fincos”), as amended by Amendment No. 1 (“Amendment No. 1”), dated April 18, 2007, among Clear Channel, Merger Sub and the Fincos, and as amended by Amendment No. 2 (“Amendment No. 2”), dated May 17, 2007, among Clear Channel, Merger Sub, the Fincos and BT Triple Crown Capital Holdings III, Inc. (“Holdings”), are attached as Annex A, Annex B and Annex C to this proxy statement/prospectus. Unless the context requires otherwise, in this proxy statement/prospectus, we refer to the merger agreement prior to amendment as the “original merger agreement” and the original merger agreement as amended by Amendment No. 1 and Amendment No. 2 as the “merger agreement,” and the merger contemplated by the merger agreement as the “merger”.
     We encourage you to read the merger agreement, including Amendment No. 1 and Amendment No. 2, carefully, in their entirety, because they are the legal documents that govern the parties’ agreement pursuant to which Clear Channel will be recapitalized by means of a merger of Merger Sub with and into Clear Channel. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by the merger agreement and does not purport to contain all of the information about the merger agreement that may be important to you. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Parties to the Merger (See “The Parties to the Merger” on page 69)	Holdings is a newly formed Delaware corporation and was organized by private equity funds sponsored by Bain Capital Partners, LLC or Thomas H. Lee Partners, L.P. (the “Sponsors”) solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. Holdings has not engaged in any business except activities incidental to its organization and in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, Holdings does not have any assets or liabilities other than as contemplated by the merger agreement.

Clear Channel, incorporated in 1974, is a diversified media company with three reportable business segments: radio broadcasting, Americas outdoor advertising (consisting of operations in the United States, Canada and Latin America) and international outdoor advertising. Clear Channel owns over 1,100 radio stations and a leading national radio network operating in the United States. In addition, Clear Channel has equity interests in various international radio broadcasting companies. Clear Channel also owns or operates more than 195,000 national and 717,000 international outdoor advertising display faces. Additionally, Clear Channel owns or programs 51 television stations and owns a full-service media representation firm that sells national spot advertising time for clients in the radio and television industries throughout the United States. Clear Channel is headquartered in San Antonio, Texas, with radio stations in major cities throughout the United States.

Each Finco is a newly formed Delaware limited liability company. B Triple Crown Finco, LLC was formed by a private equity fund sponsored by Bain Capital Partners, LLC and T Triple Crown Finco, LLC was formed by a private equity fund sponsored by Thomas H. Lee Partners, L.P., in each case, solely for the purpose of entering into the merger agreement and effecting the merger and the transactions related to the merger.

Merger Sub is a newly formed Delaware corporation and an indirect wholly owned subsidiary of Holdings. Merger Sub was organized solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. Merger Sub has not engaged in any business except activities incidental to its organization and in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, Merger Sub does not have any assets or liabilities other than as contemplated by the merger agreement.

The Merger (See “The Merger Agreement” on page 119)	The merger agreement provides that Merger Sub will be merged with and into Clear Channel, and each outstanding Public Share, will be converted into the right to receive either (1) the Cash Consideration, or (2) the Stock Consideration, subject to pro rata adjustment if the election to receive the Stock Consideration is oversubscribed and potential cutback in specified circumstances. Except for the Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration, each of L. Lowry Mays, Mark P. Mays, Randall T. Mays and each other member of Clear Channel’s board of directors has entered into a separate agreement whereby they agree to convert in the merger all Clear Channel common stock, Clear Channel stock options and restricted stock awards for the Cash Consideration.

In addition, if the merger becomes effective (the “Effective Time”) after January 1, 2008, each holder of a Public Share at the Effective Time (whether converted into the right to receive the Stock Consideration or the Cash Consideration) will also have the right to receive an amount in cash equal to the Additional Consideration.

Each holder of Clear Channel stock options at 5:00 p.m. Central Daylight Savings Time on ___, 2007 shall have the right to make an election to convert all or any portion of such options into Net Electing Option Shares and to further make a Stock Election with respect to such Net

Electing Option Shares (subject to the limitations described). Each Net Electing Option Share for which no Stock Consideration is allocated shall be converted into the right to receive the Cash Consideration. Each outstanding Clear Channel option for which no election to convert such option into Net Electing Option Shares was made, and which remains outstanding and unexercised as of the Effective Time, whether vested or unvested (except as otherwise agreed by the Fincos, Holdings, Clear Channel and a holder of Clear Channel stock options), will automatically become fully vested and convert into the right to receive a cash payment, without interest and less any applicable withholding tax, equal to the product of (A) the excess, if any, of the Cash Consideration plus any Additional Consideration over the exercise price of such Clear Channel stock option and (B) the number of shares of Clear Channel common stock issuable upon exercise of such Clear Channel stock option. As of the Effective Time, Clear Channel stock options will no longer be outstanding and will automatically cease to exist, and the holders thereof will no longer have any rights with respect to Clear Channel stock options, except the right to receive the Merger Consideration or cash payment, as described above. Each holder of Clear Channel stock options will receive additional instructions from Clear Channel regarding elections to convert options into Net Electing Option Shares and making a Stock Election.

Each share of Clear Channel restricted stock that remains outstanding as of the Effective Time, whether vested or unvested (except as otherwise agreed by the Fincos, Holdings, Clear Channel and a holder of Clear Channel restricted stock), will automatically become fully vested and convert into the right to receive either the Cash Consideration or the Stock Consideration. Any unaffiliated holder of restricted shares of Clear Channel common stock who would like to make a Stock Election with respect to such shares must do so prior to ___, 2007, using the same procedures applicable to unaffiliated shareholders of Clear Channel common stock.

No more than 30,612,245 Public Shares (including restricted shares) and Net Electing Option Shares, in the aggregate, or approximately 6% of the outstanding shares of Clear Channel common stock and Clear Channel stock options immediately prior to the merger, may be exchanged for shares of Holdings Class A common stock. Assuming that all 30,612,245 shares of Class A common stock of Holdings available for issuance in the merger are actually issued, immediately following the merger, entities controlled by the Sponsors, their co-investors and the holders of Rollover Shares will own approximately 70% of the outstanding capital stock and voting power of Holdings, and unaffiliated shareholders and optionholders of Clear

Channel will own approximately 30% of the outstanding capital stock and voting power of Holdings.

Effects of the Merger (See “The Merger Agreement — Effects of the Merger; Structure” on page 120)	If the merger agreement is adopted by Clear Channel’s shareholders and the other conditions to closing are satisfied, Merger Sub will merge with and into Clear Channel. The separate corporate existence of Merger Sub will cease, and Clear Channel will continue as the surviving corporation and as an indirect wholly owned subsidiary of Holdings. Upon completion of the merger, Public Shares will be converted into the right to receive the Merger Consideration. Clear Channel stock options which are converted into Net Electing Option Shares will be converted into the right to receive Stock Consideration or Cash Consideration and all other Clear Channel stock options will be converted into the cash payment described above. Following completion of the merger, Clear Channel’s common stock will be delisted from the New York Stock Exchange (“NYSE”) and will no longer be publicly traded and all Clear Channel stock options will cease to be outstanding.

The Special Meeting of Shareholders (See “The Special Meeting of Shareholders” on page 70)	Place, Date and Time. The special meeting will be held at the on , 2007, at 8:00 a.m., Central Daylight Savings Time.

Purpose. You will be asked to consider and vote upon the approval and adoption of the merger agreement, pursuant to which Merger Sub will merge with and into Clear Channel.

Record Date and Quorum. You are entitled to vote at the special meeting if you owned shares of Clear Channel common stock as of 5:00 p.m., Central Daylight Savings Time, on ___, 2007, which time on that date is the record date for the special meeting. As of the record date there were shares of Clear Channel common stock outstanding and entitled to vote, held by approximately holders of record. The presence in person or by proxy of a majority of the issued and outstanding shares of Clear Channel common stock at the special meeting constitutes a quorum for the purpose of considering the proposals.

Vote Required For Adoption of the Merger Agreement. The approval and adoption of the merger agreement requires the affirmative vote of two-thirds of the votes entitled to be cast by the holders of the outstanding shares of Clear Channel common stock. The failure to vote has the same effect as a vote “AGAINST” the adoption of the merger agreement.

Vote Required For Adjournment. If a quorum exists, holders of a majority of the shares of Clear Channel common stock present in person or represented by proxy at the special meeting and entitled to vote thereat may adjourn the special meeting.

Who Can Vote at the Special Meeting. You may vote at the special meeting all of the shares of Clear Channel common stock you own as of the record date. You may vote any shares you hold of record in person at the special meeting, even if you have returned a proxy card and your vote by ballot will revoke any proxy previously submitted. If you hold your shares through a bank or broker or other custodian or nominee, you must provide a legal proxy issued from such custodian or nominee in order to vote your shares in person at the special meeting.

Procedure for Voting. You may vote your shares by attending the special meeting and voting in person or you may submit a proxy by signing and returning the enclosed proxy card. You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise Innisfree M&A Incorporated, Clear Channel’s proxy solicitor, in writing, that you are revoking your proxy and deliver a new proxy dated after the date of the earlier proxy being revoked, or submit a later-dated proxy by telephone or the Internet at or before the special meeting, before your shares of Clear Channel common stock have been voted at the special meeting, or attend the special meeting and vote your shares in person. Merely attending the special meeting without voting will not constitute revocation of your earlier proxy.

The proxy cards that accompanied the proxy statement mailed to Clear Channel shareholders with the notice of meeting dated January 29, 2007, supplement No. 1 to proxy statement, dated March 28, 2007 and supplement No. 2 to proxy statement dated April 24, 2007 remain valid. If you previously submitted a validly executed proxy card for the special meeting, which proxy has not been subsequently revoked, you were a record holder of shares of Clear Channel common stock as of the record date for the special meeting and you have not acquired additional shares since such record date, your vote will be recorded as indicated on your proxy card or if you signed and dated your proxy card but did not indicate how you wished to vote, your proxy will be voted on all matters in accordance with the recommendation of the board of directors. If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. If you have not previously voted, have acquired additional shares or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card. If your shares are held in “street name,” you should check the voting instruction card provided by your broker to see which voting options are available and the procedures to be followed. If you hold shares through a broker or other nominee, you should follow the procedures provided by your broker or nominee. If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. Remember, failing to vote has the same effect as a vote against the adoption of the merger agreement. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3427.

If your shares are held in “street name” by your broker, please follow the directions provided by your broker in order to instruct your broker as to how to vote your shares. If you do not instruct your broker to vote your shares, it has the same effect as a vote “AGAINST” adoption of the merger agreement.

Timing and Likelihood of Closing (See “The Merger Agreement — Effective Time; Marketing Period” on page 119)	We are working toward completing the merger as quickly as possible, and we anticipate that it will be completed by the end of 2007, assuming satisfaction or waiver of all of the conditions to the merger. However, because the merger is subject to certain conditions, including adoption of the merger agreement by Clear Channel’s shareholders, receipt of certain regulatory approvals and the conclusion of the Marketing Period (as defined below under “The Merger Agreement — Effective Time; Marketing Period”), the exact timing of the completion of the merger and the likelihood of the consummation thereof cannot be predicted. If any of the conditions in the merger agreement is not satisfied, or waived, including the conditions described below under “The Merger Agreement — Conditions to the Merger,” the merger agreement may be terminated as a result.

Determinations of the Board of Directors and the Special Advisory Committee

(See “The Merger — Reasons for the Merger — Determinations of the Board of Directors” and “ —Determination of the Special Advisory Committee” on page 90)
Board of Directors. Clear Channel’s board of directors by unanimous vote (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who recused themselves from the deliberations), recommends that you vote “FOR” the adoption of the merger agreement. The board of directors (i) determined that the merger is in the best interests of Clear Channel and its unaffiliated shareholders, (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, (iii) recommended that the shareholders of Clear Channel vote in favor of the merger and directed that such matter be submitted for consideration of the shareholders of Clear Channel at the special meeting and (iv) authorized the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The board of directors’ recommendation is based on the Cash Consideration to be received by shareholders that make a Cash Election. The board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. Except for the Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration, each of L. Lowry Mays, Mark P. Mays, Randall T. Mays and each other member of the board of directors has entered into a separate agreement whereby they have each agreed to exchange all Clear Channel common stock, Clear Channel stock options and restricted stock awards which they beneficially hold for the Cash Consideration.

Special Advisory Committee. The special advisory committee is a committee formed by the disinterested members of Clear Channel’s board of directors comprised of three disinterested and independent members of Clear Channel’s board of directors. The special advisory committee was formed for the purpose of (i) prior to execution of the original merger agreement, providing its assessment, after receiving the advice of its legal and financial advisors, as to the fairness of the terms of the original merger agreement, and (ii) following execution of the original merger agreement, in the event Clear Channel receives a Competing Proposal (as defined below under “The Merger Agreement — Solicitation of Alternative Proposals”), providing its assessment, after receiving advice of its legal and financial advisors, as to the fairness and/or superiority of the terms of the Competing Proposal and the continuing fairness of the terms of the original merger agreement. The process for pursuing, and all negotiations with respect to, the merger agreement were not directed by the special advisory committee but rather were directed by the disinterested members of the board of directors as a group. The special advisory committee engaged its own legal and financial advisors in connection with its assessment of the fairness of the terms of the original merger agreement. On November 15, 2006, the special advisory committee unanimously determined that the terms of the original merger agreement were fair to Clear Channel’s unaffiliated shareholders. The special advisory committee was not requested by the disinterested members of the board of directors to separately assess Amendment No. 1 or Amendment No. 2, as neither constituted a Competing Proposal. The special advisory committee did not make any determination as to the fairness of the terms of the merger agreement, the Stock Consideration or the Cash Consideration, as amended by

Amendment No. 1 or Amendment No. 2.

Interests of Clear Channel’s Directors and Executive Officers in the Merger (See “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger” on page 95)	In considering the recommendation of the board of directors with respect to the merger agreement, you should be aware that some of Clear Channel’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of holders of Clear Channel common stock generally. These interests include the treatment of shares (including restricted shares) and options held by the directors and officers, as well as indemnification and insurance arrangements with officers and directors, change in control severance benefits that may become payable to certain officers, employment agreements and an equity ownership in Holdings if the merger is consummated. These interests, to the extent material, are described below under “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger.” The board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger. Except for the Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration, each of L. Lowry Mays, Mark P. Mays, Randall T. Mays and each other member of the board of directors has entered into a separate agreement whereby they have each agreed to exchange all Clear Channel common stock, Clear Channel stock options and restricted stock awards which they beneficially hold for the Cash Consideration.

Opinion of Clear Channel’s Financial Advisor (See “Opinion of Clear Channel’s Financial Advisor” on page 106)	Goldman, Sachs & Co., which we refer to as “Goldman Sachs,” delivered its oral opinion to the Clear Channel board of directors, which was subsequently confirmed in its written opinion dated May 17, 2007, that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the cash consideration of $39.20 per Public Share that the holders of Public Shares can elect to receive pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated May 17, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this proxy statement/prospectus. We encourage you to read the Goldman Sachs opinion carefully in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Clear Channel board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of Clear Channel common stock should vote or make any election with respect to the merger. Pursuant to an engagement letter between Clear Channel and Goldman Sachs, Clear Channel has agreed to pay Goldman Sachs a transaction fee of approximately $50 million, the principal portion of which is payable upon consummation of the merger. See “Opinion of Clear Channel’s Financial Advisor” beginning on page 106.

Financing (See “Financing” on page 103)	Equity Financing. Pursuant to replacement equity commitment letters signed in connection with Amendment No. 2 to the merger agreement, Bain Capital Fund IX and THL Partners Fund VI, which we refer to as the Sponsors, have severally agreed to purchase (either directly or indirectly through one or more intermediate entities) up to an aggregate of $3.94 billion of equity securities of Holdings and to cause all or a portion of such cash to be contributed to Merger Sub as needed for the merger and related transactions (including payment of cash merger consideration to Clear Channel shareholders, repayment of certain Clear Channel debt, and payment of certain transaction fees and expenses). Each Sponsor’s equity commitment will be reduced by half of the amount of Stock Consideration elected by Clear Channel Shareholders (that is, an aggregate reduction equal to $39.20 multiplied by the number of shares of Class A common stock of Holdings issued in the merger). The equity commitment letters entered into in connection with Amendment No. 2 superseded the equity commitment letters previously delivered by the Sponsors.

Debt Financing. In connection with Amendment No. 2, Merger Sub and the Fincos have obtained debt financing commitments to provide up $22.125 billion in aggregate debt financing, which is currently anticipated to consist of (i) senior secured credit facilities in an aggregate principal amount of $18.525 billion, (ii) a receivables backed credit facility with a maximum availability of $1.0 billion, and (iii) a senior bridge facility in an aggregate principal amount of up to $2.6 billion to finance, in part, the payment of the merger consideration, the repayment or refinancing of certain of our debt outstanding on the closing date of the merger and the payment of fees and expenses in connection with the merger, refinancing, financing and related transactions (collectively, the “Transactions”) and, after the closing date of the merger, to provide for ongoing working capital, refinance other debt and general corporate purposes.

The debt financing commitments are not conditioned on, nor do they require or contemplate, the acquisition of the outstanding public shares of Clear Channel Outdoor Holdings, Inc. (“Clear Channel Outdoor”). The debt financing commitments do not require or contemplate any changes to the existing cash management and intercompany arrangements between the Clear Channel and Clear Channel Outdoor, the provisions of which are described in Clear Channel Outdoor’s SEC filings. The consummation of the merger will not permit Clear Channel Outdoor to terminate these arrangements and Clear Channel may continue to use the cash flows of Clear Channel Outdoor for its own general corporate purposes pursuant to the terms of the existing cash management and intercompany arrangements between Clear Channel and Clear Channel Outdoor, which may include making payments on the new debt financing.

The debt financing arrangements are subject to change (whether as a result of market conditions or otherwise) and the debt financings described above or any other debt financings remain subject to negotiation and completion of definitive documentation. Accordingly, since the final terms, structures and amounts of the actual debt financing arrangements have not been agreed upon and may not be determined until shortly before the effective time of the Merger, the final terms, structures and amounts of any or all of the actual debt financing arrangements may materially differ from those described above. See “Financing — Debt Financing” beginning on page 104.

Regulatory Approvals (See “Regulatory Approvals” on page 116)	Under the Communications Act of 1934, as amended (the “Communications Act”), Clear Channel and the Fincos may not complete the merger unless they have first obtained the approval of the Federal Communications Commission (the “FCC”) to transfer control of Clear Channel’s FCC licenses to affiliates of the Fincos. FCC approval is sought through the filing of applications with the FCC, which are subject to public comment and objections from third parties. Pursuant to the merger agreement, the parties filed on December 12, 2006 all applications necessary to obtain such FCC approval. The timing or outcome of the FCC approval process cannot be predicted. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules promulgated thereunder, Clear Channel cannot complete the merger until it notifies and furnishes information to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the applicable waiting period has expired or been terminated.

The merger is also subject to review by the governmental authorities of various other jurisdictions under the antitrust, communication and investment review laws of those jurisdictions.

Procedure for Receiving the Merger Consideration See “The Merger Agreement — Exchange and Payment Procedures” on page 124)	The Fincos will appoint a paying agent reasonably acceptable to Clear Channel to coordinate the payment of the applicable portion of the aggregate Merger Consideration following the merger. If you make a valid Stock Election, and the merger is approved by the Clear Channel shareholders at the special meeting, you will receive a Stock Consideration notice, and will have a period of 30 days from the date of the Stock Consideration Notice to deliver to the paying agent a properly completed and executed letter of transmittal together with any certificates representing your shares or options, properly endorsed for transfer, or a book entry transfer or a guaranty of delivery. If you fail to deliver a properly completed and executed letter of transmittal together with any certificates representing the shares of Clear Channel common stock and the Clear Channel stock options for which you have made a valid Stock Election within 30 days of the date of the Stock Consideration notice, your Stock Election will be voided and you will be deemed to have made a Cash Election with respect to such shares of Clear Channel common stock and/or the Net Electing Option Shares.

All shareholders who have made a valid Cash Election and all shareholders and optionholders who have not made a valid Stock Election, will receive, promptly after the Effective Time, a letter of transmittal and instructions which will tell shareholders and optionholders how to surrender Clear Channel common stock certificates, book-entry shares or Clear Channel stock options, as applicable, in exchange for the Cash Consideration. Please do not send in your certificates or book-entry shares until you receive instructions to do so from the paying agent.

Material United States Federal Income Tax Consequences (See “Material United States Federal Income Tax Consequences” on page 113)	The U.S. federal income tax consequences of the merger to a particular U.S. holder of Clear Channel common stock will depend on the form of consideration received by the U.S. holder in exchange for its Clear Channel common stock. A U.S. holder who exchanges Clear Channel common stock solely for shares of Holdings Class A common stock generally will not recognize any gain or loss on the exchange.

A U.S. holder who exchanges its shares of Clear Channel common stock for a combination of Holdings Class A common stock and cash generally will recognize gain or loss on the exchange to the extent that the exchange is treated for U.S. federal income tax purposes as a redemption for cash by Clear Channel and generally will recognize gain, but not loss, to the extent that the exchange is treated for U.S. federal income tax purposes as a contribution of Clear Channel common stock to Holdings in exchange for Holdings Class A common stock and cash. The amount of gain recognized by such U.S. holder will depend, in part, upon: (i) how much Holdings Class A common stock and cash is received by such U.S. holder in the merger; (ii) how much of the cash received by such U.S. holder is sourced to the Equity Financing (as defined below); and (iii) how much cash is sourced to other sources. Such gain or loss will generally, subject to potential application of Sections 302 or 304 of the Internal Revenue Code, as amended (“Code”), be capital gain or loss.

A U.S. holder who exchanges shares of Clear Channel common stock solely for cash in the merger generally will recognize gain or loss in the amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Clear Channel common stock exchanged in the in the merger.

Conditions to the Merger (See “The Merger Agreement — Conditions to the Merger” on page 138)	Before the merger can be completed, a number of conditions must be satisfied. These conditions include:

	•	adoption of the merger agreement by Clear Channel’s shareholders;

	•	the expiration or termination of any applicable waiting period under the HSR Act and any applicable foreign antitrust laws;

	•	no governmental authority having enacted any law or order making the merger illegal or otherwise prohibiting the consummation of the merger;

	•	the receipt of the FCC Consent (as defined below under “Regulatory Approvals”);

	•	the performance, in all material respects, by all parties to the merger agreement of their respective agreements and covenants in the merger agreement, and the representations and warranties of Clear Channel, the Fincos, Holdings and Merger Sub in the merger agreement being true and correct, subject to certain “Material Adverse Effect” qualifications (as defined below under “The Merger Agreement — Representations and Warranties”);

	•	the Fincos’ delivery to Clear Channel at the closing of a solvency certificate; and

	•	the non-occurrence of any change, effect or circumstance that has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial condition of Clear Channel and its subsidiaries taken as a whole, subject to certain exceptions.

If a failure to satisfy one of these conditions to the obligations of Clear Channel to complete the merger is not considered by Clear Channel’s board of directors to be material to its shareholders, the board of directors could waive compliance with that condition. Clear Channel’s board of directors is not aware of any condition to the merger that cannot be satisfied. Under Texas law, after the merger agreement has been adopted by Clear Channel’s shareholders, the Merger Consideration cannot be changed and the merger agreement cannot be altered in a manner adverse to Clear Channel’s shareholders without re-submitting the revisions to Clear Channel’s shareholders for their approval.

Solicitation of Alternative Proposals (See “The Merger Agreement — Solicitation of Alternative Proposals” on page 133)	Until 11:59 p.m., Eastern Standard Time, on December 7, 2006, Clear Channel was permitted to initiate, solicit and encourage a Competing Proposal from third parties, (including by way of providing access to non-public information and participating in discussions or negotiations regarding, or taking any other action to facilitate a Competing Proposal). Following the execution of the merger agreement and prior to 11:59 p.m. Eastern Standard Time on December 7, 2006, 22 parties were contacted, including 16 potential strategic buyers and 6 private equity firms (2 of which had previously been contacted, but had not entered into confidentiality agreements). Clear Channel did not receive any Competing Proposals from the parties that were contacted or any other person prior to 11:59 p.m. Eastern Standard Time on December 7, 2006.

From and after 11:59 p.m., Eastern Standard Time, on December 7, 2006 Clear Channel has agreed not to:

	•	initiate, solicit, or knowingly facilitate or encourage the submission of any inquiries proposals or offers with respect to a Competing Proposal (including by way of furnishing information);

	•	participate in any negotiations regarding, or furnish to any person any information in connection with, any Competing Proposal;

	•	engage in discussions with any person with respect to any Competing Proposal;

	•	approve or recommend any Competing Proposal;

	•	enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal;

	•	otherwise cooperate with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than the Fincos or their representatives) with respect to, or which would reasonably be expected to result in, a Competing Proposal; or

	•	exempt any person from the restrictions contained in

any state takeover or similar law or otherwise cause such restrictions not to apply to any person or to any Competing Proposal.

From and after 11:59 p.m. Eastern Standard Time on December 7, 2006 Clear Channel agreed to:

•	immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to November 16, 2006 with respect to any actual or potential Competing Proposal; and

•	with respect to parties with whom discussions or negotiations have been terminated on, prior to or subsequent to November 16, 2006, use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, any confidential information previously furnished by it.

Notwithstanding these restrictions, at any time prior to the approval of the merger agreement by Clear Channel shareholders, if Clear Channel receives a written Competing Proposal that Clear Channel’s board of directors determines in good faith, after consultation with Clear Channel’s outside legal counsel and financial advisors, constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal (as defined below under “The Merger Agreement — Solicitation of Alternative Proposals”), Clear Channel may, subject to certain conditions:

•	furnish information to the third party making the Competing Proposal; and

•	engage in discussions or negotiations with the third party with respect to the Competing Proposal.

In addition, Clear Channel may terminate the merger agreement and enter into a definitive agreement with respect to a Competing Proposal if it receives a bona fide written Competing Proposal that Clear Channel’s board of directors determines in good faith, after consultation with Clear Channel’s outside counsel and financial advisors, is a Superior Proposal (after giving effect to any adjustments to the terms of the merger agreement offered by the Fincos) and if Clear Channel’s board of directors determines in good faith, after consultation with the Clear Channel’s outside counsel, that the failure to take such action would reasonably be expected to be a breach of the board of directors fiduciary duties under applicable law.

Termination (See “The Merger Agreement — Termination” on page 140)	Clear Channel and the Fincos may agree to terminate the merger agreement without completing the merger at any time. The merger agreement may also be terminated in certain other circumstances, including (in each case subject to certain limitations and exceptions):

	•	by either the Fincos or Clear Channel, if:

		•	the closing of the merger has not occurred on or before December 12, 2007, the date that is 12 months from the FCC Filing Date (as defined below under “The Merger Agreement — Termination”), except that under certain conditions that date may be extended by Clear Channel or the Fincos to June 12, 2008, the date that is 18 months from the FCC Filing Date (the “Termination Date”);

		•	any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and that order or other action is final and non-appealable;

		•	Clear Channel’s shareholders do not adopt the merger agreement at the special meeting or any postponement or adjournment thereof;

		•	there is a material breach by the non-terminating party of any of its representations, warranties, covenants or agreements in the merger agreement that would result in the failure of certain closing conditions and that breach has not been cured within 30 days following delivery of written notice by the terminating party;

	•	by Clear Channel, if on or prior to the last day of the Marketing Period none of Merger Sub, Holdings or the surviving corporation has received the proceeds of the financings sufficient to consummate the merger;

	•	by Clear Channel, if, prior to the adoption of the merger agreement by the shareholders of Clear Channel, the board of directors has concluded in good faith, after consultation with outside legal and financial advisors, that a Competing Proposal is a Superior Proposal;

•	by the Fincos, if the board of directors changes, qualifies, withdraws or modifies in a manner adverse to the Fincos its recommendation that the Clear Channel’s shareholders approve and adopt the merger agreement, or fails to reconfirm its recommendation within five business days of receipt of a written request from the Fincos; or

	•	by the Fincos, if the board of directors fails to include in the proxy statement/prospectus distributed to the shareholders of Clear Channel, its recommendation that Clear Channel’s shareholders approve and adopt the merger agreement.

Termination Fees (See “The Merger Agreement — Termination Fees” on page 141)	The merger agreement provides that, upon termination of the merger agreement under specified circumstances, Clear Channel will be required to pay the Fincos a termination fee of $500 million. These circumstances include a termination of the merger agreement by:

(i) Clear Channel in order to accept a Superior Proposal;

(ii) the Fincos, if the board of directors, (a) changes its recommendation to Clear Channel’s shareholders that they approve and adopt the merger agreement, (b) fails to reconfirm its recommendation, or (c) fails to include its recommendation in this proxy statement/prospectus;

(iii) the Fincos or Clear Channel, if Clear Channel’s shareholders do not adopt the merger agreement at the special meeting, so long as prior to the special meeting, a Competing Proposal has been publicly announced or made to known to Clear Channel and not withdrawn at least two business days prior to the special meeting and within 12 months of the termination of the merger agreement Clear Channel enters into a definitive proposal with respect to, or consummates, any Competing Proposal; or

(iv) the Fincos, if the Fincos are not in material breach of their obligations under the merger agreement and if Clear Channel has willfully and materially breached its representations, warranties and obligations under the merger agreement, which breach has not been cured within 30 days, and prior to the date of termination of the merger agreement Clear Channel enters into a definitive agreement with respect to any Competing Proposal.

The merger agreement further provides that Clear Channel will be required to pay the Fincos a termination fee of $200 million, but only if the $500 million termination fee that is payable under the circumstances described above is not otherwise payable, if the merger agreement is terminated by:

(i) the Fincos or Clear Channel, if any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and that order or other action is final and non-appealable;

(ii) the Fincos or Clear Channel, if Clear Channel’s shareholders do not adopt the merger agreement at the special meeting or any postponement or adjournment thereof; or

(iii) the Fincos, if the Fincos are not in material breach of their obligations under the merger agreement and if Clear Channel has willfully and materially breached its representations, warranties and obligations under the merger agreement, which breach has not been cured within 30 days; and

within twelve (12) months after such termination (i) Clear Channel or any of its subsidiaries consummates a Contacted Party Proposal (as defined below under “The Merger Agreement”), (ii) Clear Channel or any of its subsidiaries enters into a definitive agreement with respect to a Contacted Party Proposal, or (iii) one or more Contacted Parties (as defined below under “The Merger Agreement”) or a Qualified Group (as defined below under “The Merger Agreement”) commences a tender offer with respect to a Contacted Party Proposal, and, in the case of each of clause (ii) and (iii) above, subsequently consummates (whether during or after such twelve (12) month period) such Contacted Party Proposal.

The merger agreement provides that, upon termination of the merger agreement under specified circumstances Merger Sub will be required to pay Clear Channel a termination fee as follows:

(i) if Clear Channel or the Fincos terminate the merger agreement, because the Effective Time has not occurred on or before the Termination Date and the terminating party has not breached in any material respect its obligations under the merger agreement that proximately caused the failure to consummate the merger on or before the Termination Date, all conditions to the Fincos’ and Merger Sub’s obligation to consummate the merger have been satisfied, other than conditions relating to the expiration or termination of any applicable waiting period under the HSR Act or the receipt of the FCC Consent, then Merger Sub will pay to Clear Channel a termination fee of $600 million in cash; however, if the only condition that has not been satisfied is the receipt of the FCC Consent and Merger Sub, the Fincos and each attributable investor have carried out their respective obligations relating to obtaining that consent, the termination fee will be $300 million in cash;

(ii) if Clear Channel terminates the merger agreement, due to the Fincos and Merger Sub having willfully and materially breached or failed to perform in any material respect any of their representations, warranties, or obligations under the merger agreement such that certain closing condition would not be satisfied, which breach has not been cured within 30 days and all conditions to the Fincos’ and Merger Sub’s obligation to consummate the merger have been satisfied, other than conditions relating to the expiration or termination of any applicable waiting period under the HSR Act or the receipt of the FCC Consent, then Merger Sub will pay to Clear Channel a termination fee of $600 million in cash; however, if the only condition that has not been satisfied is the receipt of the FCC Consent and Merger Sub, the Fincos and each attributable investor have carried out their respective obligations relating to obtaining that consent, the termination fee will be $300 million in cash;

(iii) if Clear Channel terminates the merger agreement due to the Fincos’ failure to effect the closing because of a failure to receive adequate proceeds from one or more of the financings contemplated by the financing commitments on or prior to the last day of the Marketing Period or the Fincos’ breach or failure to perform in any material respects, upon a willful and material breach by Merger Sub and/or the Fincos, of any of their representations, warranties and covenants such that certain closing conditions would not be satisfied and such breach has not been cured within 30 days following delivery of written notice by Clear Channel, then Merger Sub will be required to pay Clear Channel a termination fee equal to $500 million.

In the event that the merger agreement is terminated (i) by Clear Channel or the Fincos because of the failure to obtain the approval of Clear Channel’s shareholders at the special meeting or any adjournment thereof or (ii) by the Fincos due to a willful or material breach of the merger agreement by Clear Channel, and a termination fee is not otherwise then payable by Clear Channel under the merger agreement, Clear Channel has agreed to pay reasonable out-of-pocket fees and expenses incurred by the Fincos, Merger Sub and Holdings in connection with the merger agreement and this proxy statement/prospectus, not to exceed an amount equal to $45 million. If Clear Channel becomes obligated to pay a termination fee under the merger agreement after payment of the expenses, the amount previously paid to the Fincos as expenses will be credited toward the termination fee amount payable by Clear Channel.

Limited Guarantee of the Sponsors (See “The Merger Agreement — Limited Guarantees” on page 143)	In connection with Amendment No. 2, each of the Sponsors (each an affiliate of one of the Fincos) and Clear Channel entered into a substitute limited guarantee (each a “Limited Guarantee”) pursuant to which, among other things, each of the Sponsors is providing Clear Channel a guarantee of payment of its pro rata portion of the termination fees payable by Merger Sub. The Limited Guarantees entered into in connection with Amendment No. 2 superseded the Limited Guarantees previously delivered by Sponsors.

Transaction Fees (See “The Merger Agreement — Transaction Fees” on page 138)	As part of the merger agreement, the Fincos have agreed that the transaction fees paid or to be paid to the Fincos or their affiliates at or prior to the closing of the merger will not exceed $87.5 million. Unless otherwise approved by Clear Channel’s independent directors, after the closing of the merger, Clear Channel will not pay management, transaction, monitoring or any other fees to the Fincos or their affiliates except pursuant to an arrangement whereby the holders of shares of Holdings Class A common stock are made whole for any portion of such fees paid by Clear Channel that would otherwise be attributable to their holdings.

Letter Agreements (See “The Merger Agreement — Letter Agreements” on page 143)	Concurrently with the execution of the merger agreement, the Fincos and Lowry Mays, Mark P. Mays, Randall T. Mays and each other member of Clear Channel’s board of directors entered into a letter agreement pursuant to which each director has agreed to exchange all Clear Channel common stock, Clear Channel stock options and restricted stock awards (other than Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration) which they beneficially hold for Cash Consideration.

Clear Channel’s Stock Price (See “Market Prices of Clear Channel Common Stock and Dividend Data” on page 144)	Clear Channel common stock is listed on the NYSE under the trading symbol “CCU.” On October 24, 2006, which was the last trading day immediately prior to the date on which Clear Channel announced that the board of directors was exploring possible strategic alternatives for Clear Channel to enhance shareholder value, Clear Channel common stock closed at $32.20 per share and the average closing stock price of Clear Channel common stock during the 60 trading days ended October 24, 2006, was $29.27 per share. On November 15, 2006, which was the last trading day immediately prior to the date on which Clear Channel announced the approval of the merger agreement by Clear Channel’s board of directors, Clear Channel common stock closed at $34.12 per share. On May 25, 2007, which was the last trading day before this proxy statement/prospectus was filed, Clear Channel common stock closed at $38.24 per share.

Shares Held by Directors and Executive Officers (See “Security Ownership By Certain Beneficial Owners and Management” page 145)	As of the record date, the directors and executive officers of Clear Channel beneficially owned approximately ___ % shares of Clear Channel common stock entitled to vote at the special meeting, assuming Clear Channel’s outstanding options are not exercised. Except for the Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration, each of L. Lowry Mays, Mark P. Mays, Randall T. Mays and each other member of Clear Channel’s board of directors has entered into a separate agreement with the Fincos whereby they each have agreed to convert in the merger all Clear Channel common stock, Clear Channel stock options and restricted stock awards which they beneficially hold for the Cash Consideration.

Dissenters’ Rights of Appraisal (See “Dissenters’ Rights of Appraisal” on page 158).	The Texas Business Corporation Act provides you with appraisal rights in connection with the merger. This means that if you are not satisfied with the amount you are receiving in the merger, you are entitled to have the fair value of your shares determined by a Texas court and to receive payment based on that valuation. The ultimate amount you receive as a dissenting shareholder in an appraisal proceeding may be more or less than, or the same as, the amount you would have received in the merger. To exercise your appraisal rights, you must deliver a written objection to the merger before the merger agreement is voted on at the special meeting and you must not vote in favor of the adoption of the merger agreement. Your failure to follow exactly the procedures specified under Texas law will result in the loss of your appraisal rights.

Stock Exchange Listing (See “Delisting and Deregistration of Clear Channel Common Stock” on page 144)	Following the consummation of the merger, shares of Holdings Class A common stock will not be listed on a national securities exchange, but it is anticipated that the shares will be quoted on the Over-the-Counter Bulletin Board

Resale of Holdings Class A Common Stock (See “Resale of Holdings Class A Common Stock” on page 117)	The shares of Holdings Class A common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended (the “Securities Act”), except for shares issued to any Clear Channel shareholder who may be deemed to be an “affiliate” of Clear Channel or Holdings for purposes of Rule 144 or Rule 145 under the Securities Act.

Description of Holdings’ Capital Stock (See “Description of Holdings’ Capital Stock” on page 147)	Following the merger, we will have authority to issue 650,000,000 shares of Common Stock, of which (i) 400,000,000 shares will be Class A common stock, (ii) 150,000,000 shares will be Class B common stock and (iii) 100,000,000 shares will be Class C common stock.

Voting. Every holder of shares of Class A common stock will be entitled to one vote for each share of Class A common stock. Every holder of shares of Class B common stock will be entitled to a number of votes equal to the number obtained by dividing (a) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (b) the number of shares of Class B common stock outstanding as of the record date for such vote. Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to shareholders of Holdings.

Other rights. Except with respect to voting as described below under “Description of Holdings’ Capital Stock,” and as otherwise required by law, all shares of Class A Common Stock, Class B common stock and Class C common stock will have the same powers, privileges, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, and will be identical to each other in all respects.

Comparison of Shareholder Rights (See “Comparison of Shareholder Rights” on page 151)	The rights of Clear Channel shareholders are currently governed by the Texas Business Corporation Act and the Texas Miscellaneous Corporate Laws Act, and Clear Channel’s articles of incorporation, as amended, and seventh amended and restated bylaws. The rights of Holdings shareholders are governed by the Delaware General Corporation Law and Holdings’ second amended and restated certificate of incorporation and bylaws. Upon completion of the merger, Clear Channel shareholders who receive Holdings Class A common stock will be shareholders of Holdings, and their rights will be governed by the DGCL and Holdings’ second amended and restated certificate of incorporation and bylaws.

Management of Holdings (See “Board of Directors and Management of Holdings” on page 66)	Following the completion of the merger and the issuance of the Class A common stock of Holdings, Holdings will increase the size of its board of directors from eight members to twelve members. Two additional directors will be elected by the holders of the Class A common stock voting as a separate class. Pursuant to a voting agreement entered into among the Fincos, Merger Sub and the Highfields Funds, immediately following the effective time of the merger one of the independent directors will be named by Highfields Management (which member will be named to Holdings’ nominating committee) and the other independent director will be selected by Holdings’ nominating committee after consultation with Highfields Management and any holder whose Stock Election is reasonably expected to result in such holder owning three percent (3%) or more of the total outstanding equity securities of Holdings. In addition, until the Highfields Funds own less than 5% of the outstanding voting securities of Holdings issued as Stock Consideration, in connection with each election of independent directors, Holdings will nominate two candidates as independent directors, of which one candidate will be selected by Highfields Management and one candidate will be selected by Holdings’ nominating committee after consultation with Highfields Management and any public holder owning three percent (3%) or more of the total outstanding equity securities of Holdings. Holdings currently anticipates that after completion of the merger, the current executive officers of Clear Channel will be appointed as officers of Holdings by the board of directors of Holdings.

RISK FACTORS
     In addition to the other information included in, incorporated by reference in and found in the Annexes attached to this proxy statement/prospectus, including the matters addressed in the “Cautionary Statement Concerning Forward-Looking Information” on page 14, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement. In addition, you should read and consider the risks associated with the businesses of Clear Channel. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find Additional Information” on page 161. Additional risks and uncertainties not presently known to Clear Channel and Holdings or that are not currently believed to be important also may adversely affect the transaction and Holdings following the merger.
Risks Relating to the Merger
     If you elect to receive Class A common stock of Holdings, you may not receive the form of Merger Consideration that you elect for all of your shares. The merger agreement contains provisions that are designed to ensure that, in the aggregate, no more than 30,612,245 shares of Holdings Class A common stock will be issued in the merger. This limitation on the number of elections will allow up to a maximum of approximately 6% of the outstanding shares of Clear Channel common stock to elect Stock Consideration. In the event that shareholders elect to receive a greater number of shares of Holdings Class A common stock, the number of shares of Holdings Class A common stock received by shareholders electing Holdings Class A common stock would be reduced by a pro rata amount, and you may receive all or a larger portion of your consideration in the form of cash. Accordingly, it is possible that a substantial number of holders of Clear Channel common stock will not receive a portion of the Merger Consideration in the form that they elect.
     If you elect to receive Class A common stock of Holdings, you will not be able to change your election in the future. You are being asked to make your election with respect to the Merger Consideration by 5:00 p.m. New York City time on the business day immediately prior to the date of the special meeting, following which time, you may not revoke or change your election. If you make a Stock Election and are allocated shares of Holdings Class A common stock, you will not be permitted to transfer your Public Shares or any options underlying your Net Electing Option Shares from and after such time as you submit your certificates to the paying agent. There may be a substantial amount of time between the Election Deadline and the time the merger is completed. Accordingly, there can be no assurance that the value of the Stock Consideration at the time of the merger (or, if the merger agreement is terminated, shares of Clear Channel common stock subject to such Stock Election) will be the same as it was at the time of the Stock Election or that the value of the Stock Consideration will not be lower than the value of the Cash Consideration at the time of the completion of the merger or termination of the merger agreement. You should carefully consider such factors in making your Merger Consideration election.
     Subsequent to your delivery of shares to the paying agent in connection with a Stock Election, you will not be able to sell or otherwise transfer your shares of Clear Channel stock. Pursuant to the terms of the merger agreement, in the event that you have made an election to receive Stock Consideration, you will be required to deliver stock certificates, book-entry shares or a guaranty of delivery, evidencing your shares to be converted into Stock Consideration, in each case together with a properly completed letter of transmittal, to the paying agent selected by the Fincos. In order to validly exercise your right to receive Stock Consideration, you may need to make such deliveries within 30 days of the special meeting. There may be a substantial period of time between the date you deliver the shares to the paying agent and the date the merger is completed. During this period, you will not be able to sell or otherwise transfer any shares of Clear Channel stock so delivered.
     Clear Channel’s board of directors has not made any recommendation with respect to whether a shareholder should make a Stock Election or regarding the Class A common stock of Holdings, attempted to value the Class A common stock of Holdings or received an opinion from a financial advisor as to Class A common stock of Holdings. Clear Channel’s board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. Clear Channel’s board of directors has not received an opinion from Goldman Sachs or any other advisor as to the fairness, from a financial point of view, of the Stock Consideration to the unaffiliated shareholders. Clear

Channel’s board of directors did not obtain an independent valuation or appraisal of the value of the Stock Consideration or the consolidated assets and liabilities of Holdings subsequent to the completion of the merger.
     Potential risk of greater taxable gain upon recharacterization of the merger. Although the matter is not free from doubt and no assurances can be given that the Internal Revenue Service (the “IRS”) would not take a contrary position, we believe that for purposes of determining the federal income tax consequences to U.S. holders who exchange Clear Channel Common stock for a combination of Holdings Class A common stock and cash, the transactions contemplated by the merger agreement will be treated as two separate transactions — the Deemed Redemption and the Deemed Exchange. See “Material United States Federal Income Tax Consequences.” Clear Channel further believes that the Deemed Exchange will be treated as an exchange described in Section 351 of the Code. There is a risk that the IRS may not respect such characterization and may treat all Cash Consideration received by holders in the merger as Cash Consideration received in a Section 351 exchange. Under such a characterization, a holder may be required to recognize a greater amount of gain, due to an inability to offset such cash received against any portion of the holder’s basis in its Clear Channel common stock. Holders are urged to consult their tax advisers regarding such potential risk.
     Officers and directors of Clear Channel have certain interests in the merger that are different from, or in addition to, interests of Clear Channel shareholders. These interests may be perceived to have affected their decision to support or approve the merger. Clear Channel officers and directors have certain interests in the merger that are different from, or in addition to, interests of Clear Channel shareholders. These interests include, but are not limited to, the treatment of Clear Channel stock options held by directors and executive officers of Clear Channel in the merger, the vesting and accelerated payment of certain retirement benefits and the potential payment of certain severance benefits to executive officers, the continued employment after the merger of Mark P. Mays, as Chief Executive Officer, Randall T. Mays as Chief Financial Officer, and L. Lowry Mays as Chairman Emeritus of Holdings after the merger, and the indemnification of former Clear Channel officers and directors by Holdings. Clear Channel shareholders should be aware of these interests when considering Clear Channel’s board of directors’ recommendation to approve the merger agreement. Please see “The Merger — Interests of Clear Channel’s Board of Directors and Executive Officers in the Merger.”
     Clear Channel and the Fincos may not be able to obtain the regulatory approvals required to consummate the merger unless they agree to material restrictions or conditions. Completion of the merger is conditioned upon the receipt of all required governmental consents and authorizations, including under the HSR Act and from the Federal Communications Commission. Clear Channel and the Fincos intend to pursue all of these consents and authorizations as required by and in accordance with the terms of the merger agreement. Complying with requests from governmental agencies, including requests for additional information and documents, could delay consummation of the merger. In connection with granting these consents and authorizations, governmental authorities may require divestitures of certain assets of Clear Channel or certain affiliates of the Sponsors, which may require the filing of additional applications with the FCC, or may seek to impose conditions on Clear Channel’s operations after completion of the merger. Such divestitures or conditions may jeopardize or delay completion of the merger or may affect Clear Channel’s cash flow and operating results. Please see “Regulatory Approvals,” “The Merger Agreement — Conditions to the Merger.”
     The merger agreement contains provisions that could affect the decisions of a third party considering making an alternative acquisition proposal to the merger. Under the terms of the merger agreement, in certain circumstances Clear Channel may be required to pay to the Fincos a termination fee of $200 or $500 million in connection with termination of the merger agreement. In addition, the merger agreement limits the ability of Clear Channel to initiate, solicit, encourage or facilitate certain acquisition or merger proposals from a third party. These provisions could affect the decision by a third party to make a competing acquisition proposal, or the structure, pricing and terms proposed by a third party seeking to acquire or merge with Clear Channel. Please see “The Merger Agreement — Termination Fees” and “The Merger Agreement — Solicitation of Alternative Proposals.”
     Purported shareholder class action complaints have been filed against Clear Channel and the members of its board of directors challenging the merger and an unfavorable judgment or ruling in this lawsuit could prevent or delay the consummation of the merger and result in substantial costs. Clear Channel and the members of its board of directors were named in a purported shareholder class action complaints filed in Texas state court. The complaint seeks, among other things, to enjoin the merger, and alleges, among other things, that the directors have breached their fiduciary duties owed to Clear Channel’s shareholders. Clear Channel is obliged under certain circumstances to indemnify and hold harmless each director and officer from and against any and all claims and liabilities to which such director or officer shall have become subject by reason of being a director or officer, to the full extent permitted under Texas law. An adverse outcome in this lawsuit could prevent or delay the consummation of the merger or result in substantial costs to Clear Channel. It is also possible that other similar lawsuits may be filed in the future. Clear Channel cannot estimate any possible adverse consequence or loss from current or future litigation at this time.
     Clear Channel’s business may be adversely affected if the merger is not completed. There is no assurance that the merger will be approved by Clear Channel’s shareholders or that the other conditions to the completion of the merger will be satisfied. In the event that the merger is not completed, Clear Channel may be subject to several risks, including the following:
•	the current market price of Clear Channel common stock may reflect a market assumption that the merger will occur and a failure to complete the merger could result in a decline in the market price of shares of Clear Channel common stock;

•	management’s attention from Clear Channel’s day-to-day business may be diverted;

•	uncertainties with regard to the merger may adversely affect Clear Channel’s relationships with its employees, vendors and customers; and

•	Clear Channel may be required to pay significant transactions costs related to the merger, including under certain circumstances, a termination fee in the amount of either $200 million or $500 million, as well as legal, accounting and other fees of the Sponsors, up to a maximum of $45 million.
     Uncertainties associated with the merger may cause a loss of employees. The ability to attract and retain experienced and skilled employees is one of the key drivers of our business and results. The success of Holdings subsequent to the merger will depend in part upon the ability of Clear Channel to retain key employees. Competition for qualified personnel can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the consummation of the merger or a desire not to remain with the business subsequent to the completion of the merger. Accordingly, Clear Channel may be unable to retain key personnel to the same extent that Clear Channel was able to do so in the past.
Risks Relating to Ownership of Holdings Class A Common Stock
     Former Clear Channel shareholders who become shareholders of Holdings will be governed by the second amended and restated certificate of incorporation and by-laws of Holdings. Clear Channel shareholders who receive Holdings Class A common stock in the merger will become Holdings shareholders, and their rights as shareholders will be governed by the second amended and restated certificate of incorporation and bylaws of Holdings and Delaware corporate law. As a result, there will be material differences between the current rights of Clear Channel shareholders and the rights they can expect to have as Holdings shareholders. Please see “Comparison of Shareholder Rights.”
     Entities affiliated with the Sponsors will control Holdings. The holders of Holdings Class A Common Stock will not control Holdings. Upon completion of the merger, the entities affiliated with the Sponsors will control the voting power of Holdings. Unaffiliated shareholders of Clear Channel’s shares receiving Class A common stock will represent no more than 30% of the outstanding capital stock and voting power of Holdings. Accordingly, the Sponsors will have the power to elect all but two of its directors, appoint new management and approve any action requiring the holders of Holdings’ capital stock, including adopting amendments to Holdings’ second amended and restated certificate of incorporation, and approving mergers or sales of substantially all of Holdings or its assets. The directors elected by the Sponsors will have significant authority to effect decisions affecting the capital structure of Holdings, including, the issuance of additional capital stock, incurrence of additional indebtedness, the implementation of stock repurchase programs and the decision of whether or not to declare dividends. There can be no assurance that the business, financial and operational policies of Clear Channel in effect prior to the merger including, for example, Clear Channel’s business strategy, will continue after the merger. For additional information concerning the equity investments to be made in Holdings by the Fincos, see “Financing—Equity Financing.”
     Because there has not been any public market for Holdings Class A common stock, the market price and trading volume of Holdings Class A common stock may be volatile, and holders of Holdings may not be able to sell shares of Holdings at or above $39.20 following the merger. As Holdings is a newly formed corporation neither Clear Channel nor Holdings can predict the extent to which investor interest will lead to a liquid trading market in Holdings Class A common stock or whether the market price of Holdings Class A common stock will be volatile following the merger. The market price of Holdings Class A common stock could fluctuate significantly for many reasons, including, without limitation:
•	as a result of the risk factors listed in this proxy statement/prospectus;

•	actual or anticipated fluctuations in our operating results;

•	for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance;

•	regulatory changes that could impact Holdings’ or Clear Channel’s business; and

•	general economic and industry conditions.
Following the consummation of the merger, shares of Holdings will not be listed on a national securities exchange. Following consummation of the merger, it is anticipated that the shares of Holdings Class A common stock will be quoted on the Over-the-Counter Bulletin Board. The lack of an active market may impair the ability of investors in Holdings to sell their shares of Class A common stock at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of the shares of Holdings Class A common stock.
     Holdings has the ability to terminate its Exchange Act reporting, if permitted by applicable law, two years after the completion of the merger. Holdings is obligated by the merger agreement to use its reasonable efforts to continue to be a reporting company under the Exchange Act, and to continue to file periodic reports (including annual and quarterly reports) for at least two years after the completion of the merger. After such time, if Holdings were to cease to be a reporting company under the Exchange Act, and to the extent not required in connection with any other debt or equity securities of the Clear Channel registered or required to be registered under the Exchange Act, the information now available to Clear Channel shareholders in the annual, quarterly and other reports required to be filed by Clear Channel with the SEC would not be available to them as a matter of right.
     There is no assurance that you will ever receive cash dividends on the Holdings Class A common stock. There is no guarantee that Holdings will ever pay cash dividends on the Holdings Class A common stock. The terms of Holdings new debt arrangements are expected to restrict Holdings ability to pay cash dividends on the Holdings Class A common stock. In addition to those restrictions, under Delaware law, Holdings is permitted to pay cash dividends on its capital stock only out of its surplus, which in general terms means the excess of its net assets over the original aggregate par value of its stock. In the event Holdings has no surplus, it is permitted to pay these cash dividends out of its net profits for the year in which the dividend is declared or in the immediately preceding year. Accordingly, there is no guarantee that, if Holdings decides to pay cash dividends, Holdings will be able to pay you cash dividends on the Holdings Class A common stock. Also, even Holdings is not prohibited from paying cash dividends by the terms of its debt or by law, other factors such as the need to reinvest cash back into Holdings’ operations may prompt Holdings board of directors to elect not to pay cash dividends.

     The incurrence of indebtedness to pay the cash portion of the Merger Consideration will significantly increase Clear Channel’s interest expense, financial leverage and debt service requirements. Clear Channel and its subsidiaries are currently anticipated to enter into senior secured credit facilities, a receivables backed credit facility and, if Clear Channel is unable to issue new senior notes or other debt securities, a senior bridge facility to finance the cash consideration to be paid to the shareholders of Clear Channel in the merger, to refinance certain existing indebtedness, to pay related fees, costs and expenses and to provide for working capital requirements. Although the debt financing arrangements are subject to change (whether as a result of market conditions or otherwise) and the final terms, structures and amounts of the actual debt financing arrangements of Holdings and its subsidiaries, including Clear Channel and its subsidiaries, may not be determined until shortly before the Effective Time, upon completion of the merger and related financings (whether as described herein or otherwise), Holdings will have consolidated indebtedness that will be substantial in relation to its shareholders’ equity and substantially greater than Clear Channel’s pre-merger indebtedness. As of March 31, 2007, on a pro forma basis, upon consummation of the merger and the related transactions, it is anticipated that Holdings will have consolidated indebtedness of approximately $23.6 billion.
     The increased indebtedness and substantially higher debt-to-cash flow ratio of the combined business of Holdings and Clear Channel could have negative consequences for Holdings and Clear Channel, including without limitation:
•	making it more difficult to make payments on indebtedness as they become due;

•	requiring a substantial portion of Clear Channel’s cash flow to be dedicated to the payment of principal and interest on indebtedness, thereby reducing cash available for other purposes, including to fund operations and capital expenditures, invest in new technology and pursue other business opportunities;

•	limiting Holdings’ and Clear Channel’s liquidity and operational flexibility and limiting Holdings’ and Clear Channel’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	limiting Holdings’ and Clear Channel’s ability to adjust to changing economic, business and competitive conditions;

•	requiring Holdings and Clear Channel to consider deferring planned capital expenditures, reducing discretionary spending, selling assets, restructuring existing indebtedness or deferring acquisitions or other strategic opportunities;

•	limiting Holdings’ and Clear Channel’s ability to refinance any of its indebtedness or increasing the cost of any such financing in any downturn in its operating performance or decline in general economic condition;

•	exposing Holdings and Clear Channel to the risk of increased interest rates as a substantial portion of Holdings’ and Clear Channel’s indebtedness will be at variable rates of interest; and

•	making Holdings and Clear Channel more vulnerable to a downturn in its operating performance or a decline in general economic or industry conditions.
     The terms of the financing documents may allow Clear Channel, under specified conditions, to incur further indebtedness, which would heighten the foregoing risks. If Clear Channel’s compliance with its debt obligations materially hinders its ability to operate its business and adapt to changing industry conditions, Clear Channel may lose market share, its revenue may decline and its operating results may suffer.
     In addition, the substantial leverage will have a negative effect on Holdings’ net income. For the fiscal year ended December 31, 2006, Holdings net loss from continuing operations on a pro forma basis, as adjusted to give effect to the merger and the debt financings, would have been $336.0 million, compared to Clear Channel’s historical net income from continuing operations of $686.4 million for that period, and for the three months ended March 31, 2007, Holdings pro forma net loss from continuing operations would have been $147.2 million as compared to Clear Channel’s historical net income from continuing operations of $99.2 million for that period. Pro forma interest expense would have been $1,952.5 million for the year ended December 31, 2006 as compared to $484.0 million for the same period on a historical basis and, for the three months ended March 31, 2007, pro forma interest expense would have been $484.9 million as compared to $118.1 million on a historical basis.
     After the merger and related recapitalization is consummated, we expect that Holdings’ principal sources of liquidity will be cash flow from operations and borrowings under the revolving credit portion of its senior secured credit facilities. We anticipate that Holdings principal uses of liquidity will be to provide working capital, meet debt service requirements, finance capital expenditures and finance Holdings’ strategic plans. For a more detailed description of the debt financings Holdings expects to incur in the merger, see “Financing—Debt Financings” on page 104.
     While Holdings believes that its cash flows will be sufficient to service its debt, there may be circumstances in which required payments of principal and/or interest on this new debt could adversely affect Holdings’ cash flows and operating results. If Holdings is unable to generate sufficient cash flow from operations in the future to service its debt, it may have to refinance all or a portion of its debt or to obtain additional financing. There can be no assurance that any refinancing of this kind would be possible or that any additional financing could be obtained. Since Holdings’ primary asset will be shares of Clear Channel common stock, any adverse impact on the cash flows and operating results of Clear Channel may have an adverse affect on value of Holdings Class A common stock.
     The documents governing Clear Channel’s indebtedness will contain restrictions that limit Clear Channel’s flexibility in operating its business. The definitive documentation governing Clear Channel’s currently anticipated debt financing arrangements are expected to contain various covenants that limit Clear Channel’s ability to engage in specified types of transactions. These covenants are expected to limit the ability of Clear Channel and its subsidiaries to, among other things, incur or guarantee additional indebtedness, incur or permit liens, merge or consolidated with or into, another company, sell assets, pay dividends and other payments in respect its capital stock, including to redeem or repurchase its capital stock, make certain acquisitions and investments and enter into transactions with affiliates.
     Clear Channel’s failure to comply with the covenants in the documents governing the terms of Clear Channel’s indebtedness could be an event of default and could accelerate the payment obligations and, in some cases, could affect other obligations with cross-default and cross-acceleration provisions. In addition to covenants imposing restrictions on Clear Channel’s business and operations, Clear Channel’s definitive financing documentation may include covenants relating to financial ratios and tests. Clear Channel’s ability to comply with these covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of covenants set forth in Clear Channel’s definitive financing documentation would result in a default thereunder. An event of default would permit Clear Channel’s lenders and holders of its debt to declare all indebtedness owed them to be due and payable. Moreover, the lenders under any revolving credit facilities would have the option to terminate any obligation to make further extensions of credit under Clear Channel’s definitive financing documentation. If Clear Channel is unable to repay its obligations under any senior secured credit facilities, the lenders under such senior secured credit facilities could proceed against any assets that were pledged to secure such senior secured credit facilities. In addition, a default under Clear Channel’s definitive financing documentation could cause a default under other obligations of Clear Channel that are subject to cross-default and cross-acceleration provisions.
Risks Relating to Clear Channel’s Business
     Clear Channel’s business is dependent upon the performance of key employees, on-air talent and program hosts. Clear Channel’s business is dependent upon the performance of certain key employees. Clear Channel employs or independently contracts with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective markets. Although Clear Channel has entered into long-term agreements with some of Clear Channel’s executive officers, key on-air talent and program hosts to protect Clear Channel’s interests in those relationships, Clear Channel can give no assurance that all or any of these key employees will remain with Clear Channel or will retain their audiences. Competition for these individuals is intense and many of Clear Channel’s key employees are at-will employees who are under no legal obligation to remain with Clear Channel. Clear Channel’s competitors may choose to extend offers to any of these individuals on terms which Clear Channel may be unwilling to meet. In addition, any or all of Clear Channel’s key employees may decide to leave for a variety of personal or other reasons beyond Clear Channel’s control. Furthermore, the popularity and audience loyalty of Clear Channel’s key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty is beyond Clear Channel’s control and could limit Clear Channel’s ability to generate revenues.
     Doing business in foreign countries creates certain risks not found in doing business in the United States. Doing business in foreign countries carries with it certain risks that are not found in doing business in the United States. The risks of doing business in foreign countries that could result in losses against which Clear Channel are not insured include:
•	exposure to local economic conditions;

•	potential adverse changes in the diplomatic relations of foreign countries with the United States;

•	hostility from local populations;

•	the adverse effect of currency exchange controls;

•	restrictions on the withdrawal of foreign investment and earnings;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	expropriations of property;

•	the potential instability of foreign governments;

•	the risk of insurrections;

•	risks of renegotiation or modification of existing agreements with governmental authorities;

•	foreign exchange restrictions;

•	withholding and other taxes on remittances and other payments by subsidiaries; and

•	changes in taxation structure.
     Exchange rates may cause future losses in Clear Channel’s international operations. Because Clear Channel owns assets overseas and derives revenues from Clear Channel’s international operations, Clear Channel may incur currency translation losses due to changes in the values of foreign currencies and in the value of the U.S. dollar. Clear Channel cannot predict the effect of exchange rate fluctuations upon future operating results.
     Extensive government regulation may limit Clear Channel’s broadcasting operations. The federal government extensively regulates the domestic broadcasting industry, and any changes in the current regulatory scheme could significantly affect Clear Channel. Clear Channel’s broadcasting businesses depend upon maintaining broadcasting licenses issued by the FCC for maximum terms of eight years. Renewals of broadcasting licenses can be attained only through the FCC’s grant of appropriate applications. Although the FCC rarely denies a renewal application, the FCC could deny future renewal applications resulting in the loss of one or more of Clear Channel’s broadcasting licenses.
     The federal communications laws limit the number of broadcasting properties Clear Channel may own in a particular area. While the Telecommunications Act of 1996 relaxed the FCC’s multiple ownership limits, any subsequent modifications that tighten those limits could make it impossible for Clear Channel to complete potential acquisitions or require Clear Channel to divest stations Clear Channel has already acquired. Most significantly, in June 2003 the FCC adopted a decision comprehensively modifying its media ownership rules. The modified rules significantly changed the FCC’s regulations governing radio ownership, allowed increased ownership of TV stations at the local and national level, and permitted additional cross-ownership of daily newspapers, television stations and radio stations. Soon after their adoption, however, a federal court issued a stay preventing the implementation of the modified media ownership rules while it considered appeals of the rules by numerous parties (including Clear Channel). In a June 2004 decision, the court upheld the modified rules in certain respects, remanded them to the FCC for further justification in other respects, and left in place the stay on their implementation. In September 2004, the court partially lifted its stay on the modified radio ownership rules, putting into effect aspects of those rules that established a new methodology for defining local radio markets and counting stations within those markets, limit Clear Channel’s ability to transfer intact combinations of stations that do not comply with the new rules, and require Clear Channel to terminate within two years certain of Clear Channel’s agreements whereby Clear Channel provides programming to or sell advertising on radio stations Clear Channel do not own. In June 2006, the FCC commenced its proceeding on remand of the modified media ownership rules. The media ownership rules, as modified by the FCC’s 2003 decision and as may be further modified in the pending remand proceeding, are subject to various further FCC and court proceedings and recent and possible future actions by Congress. Clear Channel cannot predict the ultimate outcome of the media ownership proceeding or its effect on Clear Channel’s ability to acquire broadcast stations in the future, to complete acquisitions that Clear Channel have agreed to make, to continue to own and freely transfer groups of stations that Clear Channel have already acquired, or to continue Clear Channel’s existing agreements to provide programming to or sell advertising on stations Clear Channel does not own.
     Moreover, the FCC’s existing rules in some cases permit a company to own fewer radio stations than allowed by the Telecommunications Act of 1996 in markets or geographical areas where the company also owns television stations. These rules could require Clear Channel to divest radio stations it currently owns in markets or areas where Clear Channel also owns television stations. Clear Channel’s acquisition of television stations in five local markets or areas in Clear Channel’s merger with The Ackerley Group resulted in Clear Channel owning more radio stations in these markets or areas than is permitted by these rules. The FCC has given Clear Channel a temporary period of time to come into compliance with the rules. Clear Channel has come into compliance with respect to two such markets and have requested an extension of time to come into compliance with respect to the other three markets.
     Other changes in governmental regulations and policies may have a material impact on Clear Channel. For example, Clear Channel currently provide programming to several television stations Clear Channel does not own. These programming arrangements are made through contracts known as local marketing agreements. The FCC’s rules and policies regarding television local marketing agreements will restrict Clear Channel’s ability to enter into television local marketing agreements in the future, and may eventually require Clear Channel to terminate its programming arrangements under existing local marketing agreements. Moreover, the FCC has begun a proceeding to adopt rules that will restrict Clear Channel’s ability to enter into television joint sales agreements, by which Clear Channel sells advertising on television stations it does not own, and may eventually require Clear Channel to terminate its existing agreements of this nature. Additionally, the FCC has adopted rules which under certain circumstances subject previously nonattributable debt and equity interests in communications media to the FCC’s multiple ownership restrictions. These rules may limit Clear Channel’s ability to expand Clear Channel’s media holdings.
     Clear Channel may be adversely affected by new statutes dealing with indecency. Provisions of federal law regulate the broadcast of obscene, indecent or profane material. The FCC has substantially increased its monetary penalties for violations of these regulations. Congressional legislation enacted in 2006 provides the FCC with authority to impose fines of up to $325,000 per violation for the broadcast of such material. Clear Channel therefore faces increased costs in the form of fines for indecency violations, and cannot predict whether Congress will consider or adopt further legislation in this area.
     Antitrust regulations may limit future acquisitions. Additional acquisitions by Clear Channel of radio and television stations and outdoor advertising properties may require antitrust review by federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. Clear Channel can give no assurances that the Department of Justice (“DOJ”) or the Federal Trade Commission or foreign antitrust agencies will not seek to bar Clear Channel from acquiring additional radio or television stations or outdoor advertising properties in any market where Clear Channel already has a significant position. Following passage of the Telecommunications Act of 1996, the DOJ has become more aggressive in reviewing proposed acquisitions of radio stations, particularly in instances where the proposed acquiror already owns one or more radio station properties in a particular market and seeks to acquire another radio station in the same market. The DOJ has, in some cases, obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels. The DOJ also actively reviews proposed acquisitions of outdoor advertising properties. In addition, the antitrust laws of foreign jurisdictions will apply if Clear Channel acquires international broadcasting properties.
     Environmental, Health, Safety and Land Use laws and regulations may limit or restrict some of Clear Channel’s operations. As the owner or operator of various real properties and facilities, especially in Clear Channel’s outdoor advertising operations, Clear Channel must comply with various foreign, federal, state and local environmental, health, safety and land use laws and regulations. Clear Channel and its properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety as well as zoning restrictions. Historically, Clear Channel has not incurred significant expenditures to comply with these laws. However, additional laws, which may be passed in the future, or a finding of a violation of or liability under existing laws, could require Clear Channel to make significant expenditures and otherwise limit or restrict some of Clear Channel’s operations.
     Government regulation of outdoor advertising may restrict Clear Channel’s outdoor advertising operations. U.S. federal, state and local regulations have a significant impact on the outdoor advertising industry and Clear Channel’s outdoor advertising business. One of the seminal laws was The Highway Beautification Act of 1965 (HBA), which regulates outdoor advertising on the 306,000 miles of Federal-Aid Primary, Interstate and National Highway Systems roads. HBA regulates the locations of billboards, mandates a state compliance program, requires the development of state standards, promotes the expeditious removal of illegal signs, and requires just compensation for takings. Size, location, lighting and the use of new technologies for changing displays, such as digital, are regulated by federal, state and local governments. Some states have enacted bans on billboard advertising altogether. Changes in laws and regulations affecting outdoor advertising at any level of government, including laws of the foreign jurisdictions in which Clear Channel operates, could have a significant financial impact on Clear Channel by requiring Clear Channel to make significant expenditures or otherwise limiting or restricting some of Clear Channel’s operations.
     From time to time, certain state and local governments and third parties have attempted to force the removal of displays under various state and local laws, including amortization. Amortization permits the display owner to operate its display which does not meet current code requirements for a specified period of time, after which it must remove or otherwise conform its display to the applicable regulations at its own cost without any compensation. Several municipalities within Clear Channel’s existing markets have adopted amortization ordinances. Other regulations limit Clear Channel’s ability to rebuild or replace nonconforming displays and require Clear Channel to remove or modify displays that are not in strict compliance with applicable laws. In addition, from time to time third parties or local governments assert that Clear Channel owns or operates displays that either are not properly permitted or otherwise are not in strict compliance with applicable law. Such regulations and allegations have not had a material impact on Clear Channel’s results of operations to date, but if Clear Channel is increasingly unable to resolve such allegations or obtain acceptable arrangements in circumstances in which Clear Channel’s displays are subject to removal, modification or amortization, or if there occurs an increase in such regulations or their enforcement, Clear Channel’s results could suffer.
     Legislation has from time to time been introduced in both the United States and foreign jurisdictions attempting to impose taxes on revenues of outdoor advertising companies. Several jurisdictions have already imposed such taxes as a percentage of Clear Channel’s gross receipts of outdoor advertising revenues in that jurisdiction. While these taxes have not had a material impact on Clear Channel’s business and financial results to date, Clear Channel expects states to continue to try to impose such taxes as a way of increasing revenues. The increased imposition of these taxes and Clear Channel’s inability to pass on the cost of these taxes to Clear Channel’s clients could negatively affect Clear Channel’s operating income.
     International regulation of the outdoor advertising industry varies by region and country, but generally limits the size, placement, nature and density of out-of-home displays. Significant international regulations include the Law of December 29, 1979 in France, the Town and Country Planning (Control of Advertisements) Regulations 1992 in the United Kingdom, and Règlement Régional Urbain de l’agglomération Bruxelloise in Belgium. These laws define issues such as the extent to which advertisements can be erected in rural areas, the hours during which illuminated signs may be lit and whether the consent of local authorities is required to place a sign in certain communities. Other regulations limit the subject matter and language of out-of-home displays. For instance, the United States and most European Union countries, among other nations, have banned outdoor advertisements for tobacco products. Clear Channel’s failure to comply with these or any future international regulations could have an adverse impact on the effectiveness of Clear Channel’s displays or their attractiveness to clients as an advertising medium and may require Clear Channel to make significant expenditures to ensure compliance. As a result, Clear Channel may experience a significant impact on Clear Channel’s operations, revenues, international client base and overall financial condition.
     Additional restrictions on outdoor advertising of tobacco, alcohol and other products may further restrict the categories of clients that can advertise using Clear Channel’s products. Out-of-court settlements between the major U.S. tobacco companies and all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and four other U.S. territories include a ban on the outdoor advertising of tobacco products. Other products and services may be targeted in the future, including alcohol products. Legislation regulating tobacco and alcohol advertising has also been introduced in a number of European countries in which Clear Channel conducts business and could have a similar impact. Any significant reduction in alcohol-related advertising due to content-related restrictions could cause a reduction in Clear Channel’s direct revenues from such advertisements and an increase in the available space on the existing inventory of billboards in the outdoor advertising industry.
     Clear Channel’s business may be adversely affected if planned dispositions of small market radio station assets and its television business are not completed. As of May 25, 2007, Clear Channel had entered into definitive asset purchase agreements to sell 358 radio stations with aggregate sales proceeds of approximately $800.7 million. On April 20, 2007, Clear Channel entered into a definitive agreement to sell its television business for approximately $1.2 billion. There can be no assurance that the transactions contemplated by the definitive agreements will be successfully completed. In the event that the planned asset dispositions are not completed, Clear Channel may be subject to several risks including the following:
•	Clear Channel may need to seek new purchasers for the assets which will require additional time and expenses;

•	Clear Channel may not be able to sell its small market radio stations and television business on terms which are as favorable as the terms currently included in the definitive agreements;

•	management’s attention from Clear Channel’s day to day business may be diverted; and

•	uncertainties with regards to the asset sales may adversely affect Clear Channel’s relationships with its employees, vendors and customers.
     Future acquisitions could pose risks. Clear Channel may acquire media-related assets and other assets or businesses that Clear Channel believes will assist its customers in marketing their products and services. Clear Channel’s acquisition strategy involves numerous risks, including:
•	certain of Clear Channel’s acquisitions may prove unprofitable and fail to generate anticipated cash flows;

•	to successfully manage Clear Channel’s large portfolio of broadcasting, outdoor advertising and other properties, Clear Channel may need to:
•	recruit additional senior management as Clear Channel cannot be assured that senior management of acquired companies will continue to work for Clear Channel and, in this highly competitive labor market, Clear Channel cannot be certain that any of its recruiting efforts will succeed, and

•	expand corporate infrastructure to facilitate the integration of Clear Channel’s operations with those of acquired properties, because failure to do so may cause Clear Channel to lose the benefits of any expansion that it decides to undertake by leading to disruptions in Clear Channel’s ongoing businesses or by distracting its management;
•	entry into markets and geographic areas where Clear Channel has limited or no experience;

•	Clear Channel may encounter difficulties in the integration of operations and systems;

•	Clear Channel’s management’s attention may be diverted from other business concerns; and

•	Clear Channel may lose key employees of acquired companies or stations.
     Clear Channel frequently evaluates strategic opportunities both within and outside Clear Channel’s existing lines of business. Clear Channel expects from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. These acquisitions or dispositions could be material.
          Capital requirements necessary to implement strategic initiatives could pose risks. The purchase price of possible acquisitions and/or other strategic initiatives could require additional debt or equity financing on Clear Channel’s part. Since the terms and availability of this financing depend to a large degree upon general economic conditions and third parties over which Clear Channel has no control, Clear Channel can give no assurance that it will obtain the needed financing or that it will obtain such financing on attractive terms. In addition, Clear Channel’s ability to obtain financing depends on a number of other factors, many of which are also beyond Clear Channel’s control, such as interest rates and national and local business conditions. If the cost of obtaining needed financing is too high or the terms of such financing are otherwise unacceptable in relation to the strategic opportunity Clear Channel is presented with, Clear Channel may decide to forego that opportunity. Additional indebtedness could increase Clear Channel’s leverage and make it more vulnerable to economic downturns and may limit Clear Channel’s ability to withstand competitive pressures.
          Clear Channel faces intense competition in the broadcasting and outdoor advertising industries. Clear Channel’s business segments are in highly competitive industries, and it may not be able to maintain or increase Clear Channel’s current audience ratings and advertising and sales revenues. Clear Channel’s radio stations and outdoor advertising properties compete for audiences and advertising revenues with other radio stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, television, direct mail, satellite radio and Internet based media, within their respective markets. Audience ratings and market shares are subject to change, which could have the effect of reducing Clear Channel’s revenues in that market. Clear Channel’s competitors may develop services or advertising media that are equal or superior to those Clear Channel provides or that achieves greater market acceptance and brand recognition than Clear Channel achieves. It is possible that new competitors may emerge and rapidly acquire significant market share in any of Clear Channel’s business segments. Other variables that could adversely affect Clear Channel’s financial performance by, among other things, leading to decreases in overall revenues, the numbers of advertising customers, advertising fees, or profit margins include:
•	unfavorable economic conditions, both general and relative to the radio broadcasting, outdoor advertising and all related media industries, which may cause companies to reduce their expenditures on advertising;

•	unfavorable shifts in population and other demographics which may cause Clear Channel to lose advertising customers as people migrate to markets where Clear Channel has a smaller presence, or which may cause advertisers to be willing to pay less in advertising fees if the general population shifts into a less desirable age or geographical demographic from an advertising perspective;

•	an increased level of competition for advertising dollars, which may lead to lower advertising rates as Clear Channel attempts to retain customers or which may cause Clear Channel to lose customers to Clear Channel’s competitors who offer lower rates that Clear Channel is unable or unwilling to match;

•	unfavorable fluctuations in operating costs which Clear Channel may be unwilling or unable to pass through to Clear Channel customers;

•	technological changes and innovations that Clear Channel is unable to adopt or are late in adopting that offer more attractive advertising, listening or viewing alternatives than what Clear Channel currently offers, which may lead to a loss of advertising customers or to lower advertising rates;

•	unfavorable changes in labor conditions which may require Clear Channel to spend more to retain and attract key employees; and

•	changes in governmental regulations and policies and actions of federal regulatory bodies which could restrict the advertising media which Clear Channel employs or restrict some or all of Clear Channel’s customers that operate in regulated areas from using certain advertising media, or from advertising at all.
     New technologies may affect Clear Channel’s broadcasting operations. Clear Channel’s broadcasting businesses face increasing competition from new broadcast technologies, such as broadband wireless and satellite television and radio, and new consumer products, such as portable digital audio players and personal digital video recorders. These new technologies and alternative media platforms compete with Clear Channel radio and television stations for audience share and advertising revenue, and in the case of some products, allow listeners and viewers to avoid traditional commercial advertisements. The FCC has also approved new technologies for use in the radio broadcasting industry, including the terrestrial delivery of digital audio broadcasting, which significantly enhances the sound quality of radio broadcasts. In the television broadcasting industry, the FCC has established standards and a timetable for the implementation of digital television broadcasting in the U.S. Clear Channel has substantially completed the implementation of its digital television broadcasting. Clear Channel has currently converted approximately 350 of Clear Channel’s radio stations to digital broadcasting. Clear Channel is unable to predict the effect such technologies and related services and products will have on Clear Channel’s broadcasting operations, but the capital expenditures necessary to implement such technologies could be substantial and other companies employing such technologies could compete with Clear Channel’s businesses.
     Clear Channel may be adversely affected by a general deterioration in economic conditions. The risks associated with Clear Channel’s businesses become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in advertising. A decline in the level of business activity of Clear Channel’s advertisers could have an adverse effect on Clear Channel’s revenues and profit margins. During the most recent economic slowdown in the United States, many advertisers reduced their advertising expenditures. The impact of slowdowns on Clear Channel’s business is difficult to predict, but they may result in reductions in purchases of advertising.
     Clear Channel may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks. The occurrence of extraordinary events, such as terrorist attacks, intentional or unintentional mass casualty incidents or similar events may substantially decrease the use of and demand for advertising, which may decrease Clear Channel’s revenues or expose it to substantial liability. The September 11, 2001 terrorist attacks, for example, caused a nationwide disruption of commercial activities. As a result of the expanded news coverage following the attacks and subsequent military actions, Clear Channel experienced a loss in advertising revenues and increased incremental operating expenses. The occurrence of future terrorist attacks, military actions by the United States, contagious disease outbreaks or similar events cannot be predicted, and their occurrence can be expected to further negatively affect the economies of the United States and other foreign countries where Clear Channel does business generally, specifically the market for advertising.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
Clear Channel Summary Historical Consolidated Financial Data
     The following sets forth summary historical consolidated financial data for Clear Channel as of and for the five years ended December 31, 2006, and as of and for the three month periods ended March 31, 2007 and 2006. The summary historical consolidated financial data as of and for the five years ended December 31, 2006 are derived from audited consolidated financial statements and related notes of Clear Channel incorporated by reference in this proxy statement/prospectus. The summary historical consolidated financial data as of and for the three month periods ended March 31, 2007 and 2006 are derived from unaudited consolidated financial statements and related notes incorporated by reference in this proxy statement/prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which Clear Channel considers necessary for a fair presentation of its consolidated financial position and its consolidated results of operations for these periods. Due to seasonality and other factors, operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2007.
     Acquisitions and dispositions significantly impact the comparability of the historical consolidated financial data reflected in this financial data. This information is only a summary and you should read the information presented below in conjunction with Clear Channel’s historical consolidated financial statements and related notes incorporated by reference into this proxy statement/prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Clear Channel’s annual and quarterly reports incorporated by reference into this proxy statement/prospectus, which qualify the information presented below in its entirety. See “Where You Can Find Additional Information” on page 161.

						Three Months Ended
	Year Ended December 31,					March 31,
(In thousands)	2006	2005	2004	2003	2002	2007	2006
						(Unaudited)	(Unaudited)
Results of Operations Information:
Revenue	$7,031,445	$6,546,539	$6,568,392	$6,185,654	$5,876,424	$1,608,315	$1,489,609
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	2,639,412	2,446,534	2,311,583	2,123,834	1,924,692	669,271	623,302
Selling, general and administrative expenses (excludes depreciation and amortization)	1,950,636	1,884,947	1,876,801	1,835,525	1,771,199	461,177	448,658
Depreciation and amortization	631,263	625,370	625,412	604,163	552,534	147,377	150,066
Corporate expenses (excludes depreciation and amortization)	201,752	171,076	167,388	152,514	160,216	49,144	41,524
Merger expenses	7,633	—	—	—	—	1,686	—
Gain on disposition of assets – net	69,343	51,358	40,011	7,361	35,690	5,297	47,507

Operating income (loss)	1,670,092	1,469,970	1,627,219	1,476,979	1,503,473	284,957	273,566
Interest expense	483,974	443,245	367,503	392,215	430,890	118,074	114,376
Gain (loss) on sale of assets related to mergers	—	—	—	—	3,991	—	—
Gain (loss) on marketable securities	2,306	(702)	46,271	678,846	(3,096)	395	(2,324)
Equity in earnings of nonconsolidated affiliates	37,478	38,338	22,285	20,669	27,140	5,094	6,909
Other income (expense) — net	(8,421)	11,267	(30,293)	20,783	5,625	53	(583)

Income before income taxes, minority interest, discontinued operations and cumulative effect of a change in accounting principle	1,217,481	1,075,628	1,297,979	1,805,062	1,106,243	172,425	163,192
Income tax benefit (expense)	(499,167)	(424,873)	(497,151)	(774,064)	(437,064)	(72,936)	(66,909)
Minority interest income (expense), net of tax	(31,927)	(17,847)	(7,602)	(3,906)	1,778	(276)	780

Income before discontinued operations and cumulative effect of a change in accounting principle	686,387	632,908	793,226	1,027,092	670,957	99,213	97,063
Income (loss) from discontinued operations, net	5,130	302,754	52,573	118,499	53,866	3,009	(249)

Income before cumulative effect of a change in accounting principle	691,517	935,662	845,799	1,145,591	724,823	102,222	96,814
Cumulative effect of a change in accounting principle, net of tax of, $2,959,003 in 2004 and $4,324,446 in 2002 (1)	—	—	(4,883,968)	—	(16,778,526)	—	—

Net income (loss)	$691,517	$935,662	$(4,038,169)	$1,145,591	$(16,053,703)	$102,222	$96,814

						Three Months Ended
	Year Ended December 31,					March 31,
	2006	2005	2004	2003	2002	2007	2006
						(Unaudited)	(Unaudited)
Net income (loss) per common share:
Basic:
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	$1.37	$1.16	$1.33	$1.67	$1.11	$.20	$.19
Discontinued operations	.01	.55	.09	.19	.09	.01	(.00)

Income (loss) before cumulative effect of a change in accounting principle	1.38	1.71	1.42	1.86	1.20	.21	.19
Cumulative effect of a change in accounting principle	—	—	(8.19)	—	(27.65)	—	—

Net income (loss)	$1.38	$1.71	$(6.77)	$1.86	$(26.45)	$.21	$.19

Diluted:
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	$1.37	$1.16	$1.33	$1.66	$1.10	$.20	$.19
Discontinued operations	.01	.55	.08	.19	.08	.01	(.00)

Income (loss) before cumulative effect of a change in accounting principle	1.38	1.71	1.41	1.85	1.18	.21	.19
Cumulative effect of a change in accounting principle	—	—	(8.16)	—	(26.74)	—	—

Net income (loss)	$1.38	$1.71	$(6.75)	$1.85	$(25.56)	$.21	$.19

Dividends declared per share	$.75	$.69	$.45	$.20	$—	$.1875	$.1875

						Three Months Ended
	Year Ended December 31,					March 31,
(In thousands)	2006	2005	2004	2003	2002	2007
						(Unaudited)
Balance Sheet Data:
Current assets	$2,205,730	$2,398,294	$2,269,922	$2,185,682	$2,123,495	$2,065,806
Property, plant and equipment – net	3,205,943	3,221,168	3,292,192	3,439,272	3,455,070	3,163,615
Total assets	18,901,792	18,721,298	19,948,055	28,352,693	27,672,153	18,686,330
Current liabilities	1,663,846	2,107,313	2,184,552	1,892,719	3,010,639	1,815,182
Long-term debt, net of current maturities	7,326,700	6,155,363	6,941,996	6,898,722	7,357,769	6,862,109
Shareholders’ equity	8,042,341	8,826,462	9,488,078	15,553,939	14,210,092	8,128,722

(1)	We recorded a non-cash charge of $4.9 billion, net of deferred taxes of $3.0 billion, as a cumulative effect of a change in accounting principle during the fourth quarter of 2004 as a result of the adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets other than Goodwill. We recorded a non-cash charge of $16.8 billion, net of deferred taxes of $4.3 billion, in 2002 as a result of the adoption of Financial Accounting Standards Statement 142, Goodwill and Other Intangible Assets.

Unaudited Pro Forma Condensed Consolidated Financial Data
          The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to Clear Channel’s audited historical consolidated financial statements for the year ended December 31, 2006 and Clear Channel’s unaudited historical consolidated financial statements for the three months ended March 31, 2007.
          The following unaudited pro forma condensed consolidated financial data give effect to the merger and Clear Channel’s pending asset sales. The merger will be accounted for as a purchase in conformity with Statement of Financial Accounting Standards No. 141 (“SFAS No. 141”), Business Combinations and Emerging Issues Task Force Issue 88-16, Basis in Leveraged Buyout Transactions (“EITF 88-16”). As a result of the potential continuing ownership in Holdings by certain members of Clear Channel’s management and large shareholders, Holdings expects to allocate a portion of the consideration to the assets and liabilities at their respective fair values with the remaining portion recorded at the continuing shareholders’ historical basis. The pro forma adjustments are based on the preliminary assessments of allocation of the consideration paid using information available to date and certain assumptions believed to be reasonable. The allocation will be determined following the close of the merger based on a formal valuation analysis and will depend on a number of factors, including: (i) the final valuation of Clear Channel’s assets and liabilities as of the Effective Time of the merger, (ii) the number of Rollover Shares and the identity of the Clear Channel shareholders who exchange Rollover Shares for shares of capital stock of Holdings, (iii) the identity of the shareholders who elect to receive Stock Consideration in the merger and the number of shares of Class A common stock allocated to them, after giving effect to the 30% aggregate cap and 9.9% individual cap on Stock Election Shares (as defined below) and (iv) the historical basis of continuing ownership under EITF 88-16. Differences between the preliminary and final allocation may have a material impact on amounts recorded for total assets, total liabilities, shareholders’ equity and depreciation and amortization expense. For purposes of the unaudited pro forma condensed consolidated financial data, the management of Holdings has assumed that all unaffiliated shareholders will make a Stock Election covering all of their Clear Channel Shares in the merger. That assumption results in 0.64% of each asset and liability recorded at historic carryover basis and 99.36% at fair value.
          Additionally, subsequent to March 31, 2007, Clear Channel entered into definitive agreements to sell its television business and certain of its radio stations as part of its overall strategic plan. The unaudited pro forma condensed consolidated financial data was adjusted to reflect such definitive sales agreements.
          The unaudited pro forma condensed consolidated balance sheet was prepared based upon the historical consolidated balance sheets of Clear Channel, adjusted to reflect:
•	the Merger as if it had occurred on March 31, 2007,

•	radio stations subject to definitive sales agreements at March 31, 2007 recorded as assets from discontinued operations,

•	the definitive agreement to sell Clear Channel’s television business as if the agreement were entered into on March 31, 2007 and the business proposed to be sold under the agreement was recorded as assets and liabilities from discontinued operations, and

•	all definitive sales agreements to sell the Clear Channel’s radio stations that were signed subsequent to March 31, 2007 through May 25, 2007 as if they were entered into on March 31, 2007 and the businesses proposed to be sold under the agreements were recorded as assets from discontinued operations.
          The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 were prepared based upon the historical consolidated statements of operations of Clear Channel, adjusted to reflect:
•	the Merger as if it had occurred on January 1, 2006,

•	the definitive agreement to sell the Clear Channel’s television business as if the agreement were entered into on January 1, 2006 with the results of operations for this business excluded from income from continuing operations, and

•	all definitive agreements to sell the Clear Channel’s radio stations that were signed subsequent to March 31, 2007 through May 25, 2007 as if they were entered into on January 1, 2006 with the results of operations for these stations excluded from income from continuing operations.
          The unaudited pro forma condensed consolidated statements of operations do not reflect nonrecurring charges that have been or will be incurred in connection with the Merger, including (i) compensation charges for the acceleration of vesting of stock options and restricted shares and (ii) certain non-recurring advisory and legal costs.
          The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and the notes thereto of Clear Channel incorporated by reference in this proxy statement/prospectus and the other financial information contained in “Selected Historical and Pro Forma Consolidated Financial Data”, and “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” included or incorporated by reference herein.
          The unaudited pro forma condensed consolidated data is not necessarily indicative of the actual results of operations or financial position had the above described transactions occurred on the dates indicated, nor are they necessarily indicative of future operating results or financial position.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2007
(IN THOUSANDS OF DOLLARS)

		Pending Asset
	Clear Channel	Sale		Merger
	Historical	Adjustments (A)		Adjustments		Pro Forma
ASSETS
Current assets:

Cash and cash equivalents	$107,605	$1,587		$—		$109,192
Accounts receivable, net	1,542,603	(66,325)		—		1,476,278
Prepaid expenses	135,925	(1,127)				134,798
Other current assets	269,208	(17,362)		60,298	(C)	312,144
Income taxes receivable	10,465	—		—		10,465
Current assets from discontinued operations	—	83,227	(L)	—		83,227

Total Current Assets	2,065,806	—		60,298		2,126,104
Property, plant & equipment, net	3,163,615	(224,604	)(L)	154,147	(B)	3,093,158
Property, plant and equipment from discontinued operations, net	25,303	224,604	(L)	55,185	(B)	305,092
Definite-lived intangibles, net	505,046	(283)		488,381	(B)	993,144

Indefinite-lived intangibles — Licenses	4,316,006	(122,589)		2,545,021	(B)	6,738,438

Indefinite-lived intangibles — Permits	242,343	—		2,815,126	(B)	3,057,469

Goodwill	7,434,320			5,930,176	(B)	13,364,496

Goodwill and intangible assets from discontinued operations, net	86,009	109,897	(L)	1,479,716	(B)	1,675,622
Other assets:
Notes receivable	7,537	(1,261)		—		6,276
Investments in, and advances to, nonconsolidated affiliates	318,462	(3,290)		319,301	(B)	634,473
Other assets	283,682	(20,785)		278,859	(B), (C)	541,756
Other investments	238,201	(675)		—		237,526
Other assets from discontinued operations	—	26,012	(L)	—		26,012

Total Assets	$18,686,330	$(12,974)		$14,126,210		$32,799,566

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2007
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

		Pending Asset
	Clear Channel	Sale		Merger
	Historical	Adjustments (A)		Adjustments		Pro Forma
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, accrued expenses and accrued interest	$1,041,707	$(8,550)		$—		$1,033,157
Current portion of long-term debt	562,638	—		(2,910	)(B), (D)	559,728
Deferred income	193,677	(7,905)		185,772
Other current liabilities	17,160	(17,160)		—		—
Current liabilities from discontinued operations	—	33,615	(L)	—		33,615

Total Current Liabilities	1,815,182	—		(2,910)		1,812,272

Long-term debt	6,862,109	—		16,163,296	(B), (D)	23,025,405
Other long-term obligations	73,165	—		(73,165	)(E)	—
Deferred income taxes	649,231	(12,974)		2,335,783	(B), (F)	2,972,040
Other long-term liabilities	795,069	(23,565)		(55,159	)(B), (G)	716,345
Other long-term liabilities of discontinued operations	—	23,565	(L)	—		23,565
Minority interest	362,852	—		—		362,852
Shareholders’ equity

Clear Channel Common Stock	49,632	—		(49,632	)(H)	—
Class A common stock, par $.001 per share, 400 million shares authorized, 32.1 million shares issued and outstanding	—	—		32	(N)	32
Classes B and C common stock, par $.001 per share, 250 million shares authorized, 69.9 million shares issued and outstanding	—	—		70	(N)	70
Additional paid-in capital	26,805,623	—		(22,918,638	)(H), (N)	3,886,985
Retained deficit	(19,029,751)	—		19,029,751	(H)	—
Accumulated other comprehensive income	306,767	—		(306,767	)(H)	—
Cost of shares held in treasury	(3,549)	—		3,549	(H)	—

Total Shareholders’ Equity	8,128,722	—		(4,241,635	)(N)	3,887,087

Total Liabilities and Shareholders’ Equity	$18,686,330	$(12,974)		$14,126,210		$32,799,566

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

		Pending Asset
	Clear Channel	Sale	Merger
	Historical	Adjustments (A)	Adjustments		Pro Forma
Revenue	$7,031,445	$(542,872)	$—		$6,488,573
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	2,639,412	(185,598)	—		2,453,814
Selling, general and administrative expenses (excludes depreciation and amortization)	1,950,636	(211,300)	—		1,739,336
Depreciation and amortization	631,263	(34,633)	74,943	(I)	671,573
Corporate expenses (excludes depreciation and amortization)	201,752	(5,432)	7,465	(O)	203,785
Merger expenses	7,633	—	(7,633	)(M)	—
Gain on disposition of assets — net	69,343	2,347	—		71,690

Operating income (loss)	1,670,092	(103,562)	(74,775)		1,491,755
Interest expense	483,974	—	1,468,533	(J)	1,952,507
Gain on marketable securities	2,306	—	—		2,306
Equity in earnings of nonconsolidated affiliates	37,478	368	—		37,846
Other income (expense) — net	(8,421)	2,677	—		(5,744)

Income (loss) before income taxes and minority interest	1,217,481	(100,517)	(1,543,308)		(426,344)
Income tax benefit (expense)	(499,167)	38,196	583,283	(F)	122,312
Minority interest expense, net of tax	31,927	—	—		31,927

Income (loss) from continuing operations	$686,387	$(62,321)	$(960,025)		$(335,959)

Basic EPS: (K)
Income (loss) from continuing operations	$1.37				$(3.29)
Diluted EPS: (K)
Income (loss) from continuing operations	$1.37				$(3.29)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTH PERIOD ENDED MARCH 31, 2007
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

		Pending Asset
	Clear Channel	Sale	Merger
	Historical	Adjustments (A)	Adjustments		Pro Forma
Revenue	$1,608,315	$(119,470)	$—		$1,488,845
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	669,271	(45,575)	—		623,696
Selling, general and administrative expenses (excludes depreciation and amortization)	461,177	(51,390)	—		409,787
Depreciation and amortization	147,377	(8,627)	18,736	(I)	157,486
Corporate expenses (excludes depreciation and amortization)	49,144	(995)	1,937	(O)	50,086
Merger expenses	1,686	—	(1,686	)(M)	—
Gain on disposition of assets — net	5,297	1,653	—		6,950

Operating income (loss)	284,957	(11,230)	(18,987)		254,740
Interest expense	118,074	—	366,803	(J)	484,877
Gain (loss) on marketable securities	395	—	—		395
Equity in earnings of nonconsolidated affiliates	5,094	169	—		5,263
Other income — net	53	715	—		768

Income (loss) before income taxes and minority interest	172,425	(10,346)	(385,790)		(223,711)
Income tax benefit (expense)	(72,936)	3,932	145,806	(F)	76,802
Minority interest expense, net of tax	276	—	—		276

Income (loss) from continuing operations	$99,213	$(6,414)	$(239,984)		$(147,185)

Basic EPS: (K)
Income (loss) from continuing operations	$.20				$(1.44)
Diluted EPS: (K)
Income (loss) from continuing operations	$.20				$(1.44)

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL DATA
          The unaudited pro forma condensed consolidated financial data includes the following pro forma assumptions and adjustments:
(A) The adjustments for the pending sales of Clear Channel’s television business and certain of its radio stations include the reclassification of related assets and liabilities to ‘Assets from discontinued operations’ and ‘Liabilities from discontinued operations’ for definitive sales agreements entered into subsequent to March 31, 2007. The pending sale of the television business includes all related tangible assets and intangible assets, primarily the FCC licenses and affiliation agreements. Additionally, syndicated programming contracts (including the assumption of associated liabilities) and working capital are included in the sale. The pending sales of radio stations include all related tangible assets and intangible assets, primarily the FCC licenses.
          The results of operations for the television business and radio stations that are held for sale at March 31, 2007 in the unaudited pro forma condensed consolidated balance sheet are reclassified to income (loss) from discontinued operations and not included in income from continuing operations for both the year ended December 31, 2006 and the three months ended March 31, 2007.
(B) The pro forma adjustments include the fair value adjustments to assets and liabilities in accordance with FAS 141 and the historical basis of the continuing shareholders of the “control group” in accordance with EITF 88-16. Holdings’ control group under EITF 88-16 include members of management of Clear Channel who exchange Rollover Shares for capital stock of Holdings and greater than 5% shareholders whose ownership has increased as a result of making a Stock Election in the merger transaction.
          For the unaudited pro forma condensed consolidated financial data, the pro forma adjustments assume a 0.64% continuing ownership of the control group based on an assumption that all unaffiliated shareholders make a Stock Election with respect to all of their shares of Clear Channel stock in the merger. The application of EITF 88-16 to the book and fair values of acquired assets results in a difference between the purchase consideration paid in the merger and the recorded value of the acquired assets ($72.9 million). This amount has been allocated to the individual assets and liabilities acquired. The composition of the Holdings’ control group will ultimately be determined by: (i) the number of Rollover Shares and the identity of the Clear Channel management shareholders who exchange Rollover Shares for shares of capital stock of Holdings and (ii) the identity of the shareholders who elect to receive Stock Consideration in the merger and the number of shares of Class A common stock allocated to them, after giving effect to the 30% aggregate cap and 9.9% individual cap on Stock Election Shares. The Holdings’ control group then determines the extent to which a portion of Clear Channel’s assets, liabilities and equity are recorded at historical basis, and could be materially different than the amounts included in the pro forma condensed consolidated financial data.
          The 0.64% assumed for continuing ownership of the control group is based on the assumption that all unaffiliated shareholders of Clear Channel make a Stock Election with respect to all shares of Clear Channel common stock held by them. The determination of the 0.64% reflects the agreements entered into by Messrs. Mark P. Mays and Randall T. Mays to exchange $20.0 million of Rollover Shares (computed at $39.20 per share) in the aggregate. No further Rollover Shares by other management shareholders are assumed for the purpose of this calculation.
The following table shows the potential impact of a range of continuing aggregate ownership by the control group and the resulting pro forma balances for Holding’s Total Assets and Total Shareholders’ Equity at March 31, 2007, and Income from Continuing Operations for the year ended December 31, 2006, and the three months ended March 31, 2007.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL DATA — (CONTINUED)

	Control Group Continuing Ownership
(In thousands)	0.64%	10%	20%	30% (1)
Total Assets	$32,799,566	$31,506,403	$30,124,819	$28,743,235
Total Shareholders’ Equity	$3,887,087	$2,820,736	$1,681,471	$542,207
Loss from Continuing Operations for the year ended December 31, 2006	$(335,959)	$(328,899)	$(321,357)	$(313,814)
Loss from Continuing Operations for the three months ended March 31, 2007	$(147,185)	$(145,420)	$(143,534)	$(141,648)

(1))	The 30%continuing ownership assumes : (i) that the only unaffiliated shareholders that make a Stock Election are 5% shareholders of Clear Channel on March 31, 2007, and (ii) the assumption there are no Rollover Shares other than those detailed above for Messrs. Mark P. Mays and Randall T. Mays. To the extent that any unaffiliated shareholders, based on Clear Channel shareholdings as of March 31, 2007, make a Stock Election with respect to any material portion of their holdings, it would be unlikely that the control group would be greater than 30% of Holdings.
          For purposes of the pro forma adjustments, the historical book basis of equity was used as a proxy for historical, or predecessor basis of the control group’s ownership. The actual predecessor basis will be used, to the extent practicable, in the final purchase adjustments.
A summary of the merger transaction is presented below:

Consideration for Equity (i)	$19,521,364
Estimated Transaction Costs	405,230

Total Consideration	19,926,594
Less: net assets acquired	8,128,722
Less: adjustment for historical carryover basis per EITF 88-16	72,916

Excess consideration to be allocated	$11,724,956

Allocation:
Fair value adjustments:
Property, plant and equipment, net	$154,147
Property, plant and equipment from discontinued operations, net	55,185
Definite-lived intangibles (ii)	488,381
Indefinite-lived intangibles — Licenses (iii)	2,545,021
Indefinite-lived intangibles — Permits (iii)	2,815,126
Intangible assets from discontinued operations, net	1,479,716
Investments in, and advances to, nonconsolidated affiliates	319,301
Other assets	(53,968)
Current portion of long term debt	2,910
Long-term debt	291,374
Deferred income taxes recorded for fair value adjustments to assets and liabilities	(2,335,783)
Other long term liabilities	55,159

Termination of interest rate swaps	(21,789)

Goodwill (iv)	5,930,176

Total adjustments	$11,724,956

(i)	Consideration for equity:

Total shares outstanding [1]	497,994
Multiplied by: Price per share [2]	$39.20

$19,521,364

[1]	Total shares outstanding include 1.8 million equivalent shares subject to employee stock options.

[2]	Price per Share is assumed to be the $39.20 per share to be paid as part of the Cash Consideration.

(ii)	Identifiable intangible assets acquired subject to amortization includes contracts amortizable over a weighted average amortization period of approximately 7 years.

(iii)	The licenses and permits were deemed to be indefinite-lived assets that can be separated from any other asset, do not have legal, regulatory, contractual competitive, economic or other factors that limit the useful lives and require no material levels of maintenance to retain their cash flows. As such, licenses and permits are not currently subject to amortization. Annually, the licenses and permits will be reviewed for impairment and useful lives evaluated to determine whether facts and circumstances continue to support an indefinite life for these assets.

(iv)	The pro forma adjustment to goodwill consists of:

Removal of historical goodwill	$(7,434,320)
Goodwill arising from the merger	13,364,496

$5,930,176

(C) These pro forma adjustments record the deferred loan costs of $393.1 million arising from the debt issued in conjunction with the merger.
(D) This pro forma adjustment reflects the debt financing transactions currently anticipated to be associated with the merger and the fair value adjustments to existing Clear Channel long-term debt. The debt financing arrangements are subject to change (whether as a result of market conditions or otherwise) and the final terms, structures and amounts of the actual debt financing arrangements may not be determined until shortly before the effective time of the merger. Accordingly, the final terms, structures and amounts of any or all of the actual debt financing arrangements may differ materially from those described below.

Total Debt to be Redeemed (i)	$(2,415,959)
Issuance of Debt in merger (ii)	18,848,840
Fair value adjustment ($304,557 related to Clear Channel Senior Notes less $10,273 related to other fair value adjustments)	(294,284)
Less: termination of interest rate swaps in connection with the merger	21,789

Debt Adjustment ($16,163,296 long-term less $2,910 current portion)	$16,160,386

(i) Total Debt to be Redeemed:

Clear Channel Bank Credit Facilities	$994,654
Clear Channel 7.650% Senior Notes due 2010	750,000
AMFM Operating, Inc. 8% Senior Notes due 2008	671,305

Total	$2,415,959

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL DATA — (CONTINUED)
(ii) Issuance of Debt in the Merger:

	Term	Amount Issued
Senior Secured Credit Facilities:
Credit Facilities	7.0 years	$1,348,840
Credit Facilities	7.5 years	14,150,000
Receivables Backed Credit Facility	6.0 years	750,000
Senior Bridge Facility(1) (or New Senior Notes)	8.0 years	2,600,000

Total		$18,848,840

(1)	Initial maturity of one year, which is automatically extended to eight years if remaining outstanding after one year.
(E) This pro forma adjustment is for the termination of US Dollar — Euro cross currency swaps in connection with the merger.
(F) Deferred income taxes in the unaudited pro forma condensed consolidated balance sheet are recorded at the statutory rate in effect for the various tax jurisdictions in which Clear Channel operates. Deferred income tax liabilities increased $2.3 billion on the unaudited pro forma consolidated balance sheet primarily due to the fair value adjustments for licenses, permits, and other intangibles. These adjustments were partially offset by adjustments for deferred tax assets from net operating losses generated by transaction costs associated with the merger.
The pro forma adjustment for income tax expense was determined using statutory rates for the year ended December 31, 2006, and the three months ended March 31, 2007.
(G) This pro forma adjustment is for the termination payment on interest rate swaps in connection with the merger and the payment required upon a change of control as a result of the merger for a non-qualified employee benefit plan.
(H) These pro forma adjustments eliminate the historical shareholders’ equity to the extent that it is not carryover basis for the control group under EITF 88-16 (99.36% eliminated with 0.64% at carryover basis).
(I) This pro forma adjustment is for the additional depreciation and amortization related to the fair value adjustments on property, plant and equipment and definite-lived intangible assets based on the estimated remaining useful lives of approximately 9 years for such assets.
(J) This pro forma adjustment is for the incremental interest expense currently anticipated to be associated with the merger and the fair value adjustments to existing Clear Channel long-term debt. The debt financing arrangements are subject to change (whether as a result of market conditions or otherwise) and the final terms, structures and amounts of the actual debt financing arrangements may not be determined until shortly before the effective time of the merger. Accordingly, the final terms, structures and amounts of any or all of the actual debt financing arrangements may differ materially from those described below.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL DATA — (CONTINUED)

	Year Ended	Three Months Ended
	December 31, 2006	March 31, 2007
Interest expense on Debt redeemed in connection with the Merger	$(208,246)	$(49,142)

Debt Issued in Merger:

Interest expense on Senior Secured Credit Facilities(1)	1,274,340	318,585

Interest expense on Receivables Backed Credit Facility(2)	52,388	13,097

Interest expense on Senior Bridge Facility(3)	247,110	61,778

Amortization of fair value adjustments on Clear Channel Senior Notes	38,696	9,674
Amortization of deferred financing fees from new debt issued in the Merger and Financing	64,245	12,810

Pro forma interest adjustment(4)	$1,468,533	$366,802

(1)	Assumes LIBOR plus a weighted average margin of 2.73% (a range from 2.50% to 2.75% for LIBOR rate debt). Interest rates may be based upon a base rate or a LIBOR rate plus a margin. Also assumes a weighted average commitment fee of 0.69% on the unutilized portion of the Senior Secured Credit Facilities. Unutilized commitment fees are assumed to range from 0.50% to 1.00%.

(2)	Assumes LIBOR plus a margin of 1.50%. Interest rates may be based upon a base rate or a LIBOR rate plus a margin. Also assumes a commitment fee of 0.375% on the unutilized portion of the Receivables Backed Credit Facility.

(3)	Assumes LIBOR plus a weighted average margin of 4.14% (a range from 4.00% to 4.25% for LIBOR rate debt). Interest rates are anticipated to be based upon a LIBOR rate plus a margin. Also assumes entire amount of Senior Bridge Facility is funded in lieu of issuance of New Senior Notes. If New Senior Notes or other debt securities are not issued to refinance the Senior Bridge Facility, interest rates may increase on a periodic basis, which could result in maximum annual interest expense of $283.3 million.

(4)	Assumes a weighted average interest rate of 8.9% excluding interest expense on debt repaid or redeemed in connection with merger. For each 0.125% increase (or decrease) in interest rate, the annual interest expense would increase (or decrease) by approximately $23.6 million.
(K) There is no dilutive effect related to stock options and other potentially dilutive securities on weighted average shares outstanding as a pro forma net loss is reported for the year ended December 31, 2006 and three months ended March 31, 2007. Pro forma basic and diluted shares are 102.0 million.
(L) Clear Channel had definitive asset purchase agreements to sell 93 radio stations as of March 31, 2007. Through May 25, 2007, there were definitive asset purchase agreements for the sale of 273 additional radio stations. These stations were classified as assets from discontinued operations in the pro forma condensed consolidated balance sheet at March 31, 2007. The aggregate sales price of these stations is $800.7 million.

On April 20, 2007, a definitive agreement was signed to sell Clear Channel’s television business for approximately $1.2 billion. The sale includes 56 television stations (including 18 digital multicast stations) located in 24 markets across the United States. These assets were classified as assets from discontinued operations in the pro forma condensed consolidated balance sheet at March 31, 2007.
The closing of these sales is subject to antitrust clearances, FCC approval and other customary closing conditions. The sales may or may not close before the merger.
(M) These pro forma adjustments reverse merger expenses as they are non-recurring charges incurred in connection with the merger.
(N) Pro forma Shareholders’ equity was calculated as follows:

(In thousands)
Fair value of Shareholders’ equity at March 31, 2007		$19,521,364
Net increase in debt due to merger (i)		(15,561,364)

Fair value of equity after merger		$3,960,000

Pro forma Shareholder’s equity under EITF 88-16
Fair value of equity after merger		$3,960,000
Less: 0.64% of Fair value of equity after merger ($3,960,000 multiplied by 0.64%)	(25,344)
Plus: 0.64% of Shareholders’ historical carryover basis (8,128,722 multiplied by 0.64%)	52,024
Less: Deemed dividend (15,561,364 multiplied by 0.64%)	(99,593)

Adjustment for Historical Carryover Basis per EITF 88-16		(72,913)

Total pro forma Shareholders’ equity under EITF 88-16 (ii)		$3,887,087

(i) Net increase in debt in merger transaction:
Issuance of debt in merger transaction		$18,848,840
Total debt redeemed		(2,415,959)
Estimated transaction and loan costs		(871,517)

Total increase in debt in merger transaction		$15,561,364

(ii) Total pro forma Shareholders’ equity under EITF 88-16:
Class A common stock		$32
Classes B and C common stock		70
Additional paid in capital		3,886,985

		$3,887,087

(O) This pro forma adjustment records non-cash compensation expense of $7.5 million and $1.9 million for the year ended December 31, 2006 and the quarter ended March 31, 2007, respectively, associated with common stock options of Holdings that will be granted to certain key executives upon completion of the merger. The assumptions used to calculate the fair value of these awards were consistent with the assumptions used by Clear Channel disclosed in its Form 10-K for the year ended December 31, 2006. It is likely that actual results will differ from these estimates due to changes in the underlying assumptions and the pro forma results of operations could be materially impacted.

CONTRACTUAL OBLIGATIONS; INDEBTEDNESS AND DIVIDEND POLICY FOLLOWING THE MERGER
          On a pro forma basis, we will be highly leveraged and a substantial portion of our liquidity needs will arise from debt service on indebtedness incurred in connection with the merger and from the funding of our costs of operations, working capital and capital expenditures.
          As of March 31, 2007, on a pro forma basis, we would have had outstanding approximately $23.6 billion of total indebtedness (reduced by the $304.6 million of fair value adjustments reflected in the pro forma balance sheet). Cash paid for interest during the twelve months ended March 31, 2007, would have been $1.8 billion on a pro forma basis.
Contractual Obligations

	Payment due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years

Long-term Debt(1)
Existing notes and new debt	$23,748,840	$500,000	$937,500	$4,795,000	$17,516,340
Other debt	140,850	62,638	71,886	2,414	3,912
Interest payments on debt	12,389,873	1,844,542	3,675,607	3,540,551	3,329,173

Non-Cancelable Operating
Leases	2,311,128	281,035	586,870	426,042	1,017,181
Non-Cancelable Contracts	2,896,292	601,788	1,033,482	509,429	751,593
Employment/Talent Contracts	449,660	189,361	207,710	41,788	10,801
Capital Expenditures	178,964	80,223	76,307	15,754	6,680
Other long-term obligations	240,036	—	23,829	112,772	103,435

Total	$42,355,643	$3,559,587	$6,613,191	$9,443,750	$22,739,115

(1)	Long-term Debt excludes $304.6 million of fair value purchase accounting adjustments made in the pro forma balance sheet.
          We believe that cash generated from operations, together with amounts available under the senior secured credit facilities, receivables-backed credit facility and other available financing arrangements will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs and capital expenditure requirements for the foreseeable future. Our future financial and operating performance, ability to service or refinance our debt and ability to comply with covenants and restrictions contained in our debt agreements will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forwarding Looking Statements”.
Indebtedness
          As of March 31, 2007, we had outstanding debt with approximately $7,425 million of aggregate principal, of which $5,041 million will be assumed in connection with the merger and Financing. We will incur indebtedness to finance the merger and related transactions under certain debt financing arrangements that are currently anticipated to consist of the following:
          $18.525 Billion Senior Secured Credit Facilities: term loan facilities and a revolving credit facility. A portion of the term loan facilities will remain available to Clear Channel during the two-year period following the closing of the merger to finance the payment in full upon maturity of certain Clear Channel Senior Notes. The revolving credit facility will be available to finance working capital needs and general corporate purposes of Clear Channel, including to finance the repayment of any Clear Channel Senior Notes (subject to certain restrictions) and other transactions not otherwise prohibited. A portion of the Senior Secured Credit Facilities will mature after 7 years and the remainder after 7.5 years. The term loan facilities provide for quarterly amortization commencing after the second or third anniversary of the merger. If availability under the Receivables Backed Credit Facility is less than $750 million on the closing of the merger due to borrowing base limitations, the term loan facilities will be increased by the amount of such shortfall.
          $1.0 Billion Receivables Backed Credit Facility: a multicurrency asset-based receivables credit facility which matures in 6 years. Availability under the Receivables Backed Credit Facility will be limited by a borrowing base. If availability under the Receivables Backed Credit Facility is less than $750 million on the closing of the merger, the Senior Secured Credit Facilities will be increased by the amount of such shortfall.
          $2.6 Billion Senior Bridge Facility (or New Senior Notes): to the extent that $2.6 Billion of New Senior Notes or other debt securities are not issued to finance the merger and related transactions, a Senior Bridge Facility with a maturity of one year, which will automatically be extended to the eight anniversary date of the closing of the merger if not repaid in full. If the Senior Bridge Facility is funded, it is our expectation that the Senior Bridge Facility will be refinanced with the issuance of New Senior Notes or other debt securities.
          The foregoing describes the Debt Financing (as defined below under “Description of the Financing — Debt Financing”) currently contemplated by the Debt Commitment Letter (as defined below under “Description of the Financing — Debt Financing”). There can be no assurance that the actual debt financing arrangements will be consistent with the Debt Financing described above.
          Although the Debt Financing is not subject to due diligence or a typical “market out” provision (i.e. a provision allowing lenders not to fund their commitments if certain conditions in the financial markets prevail), the Debt Financing may not be considered assured. Merger Sub and the Fincos have agreed under the merger agreement that if any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter, they have agreed to use their reasonable best efforts to obtain alternative financing from alternative sources. In addition, under the merger agreement, the Debt Commitment Letter may be amended, restated, supplemented or otherwise modified, superseded or replaced to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities, increase the amount of debt, replace or modify the facilities or otherwise replace or modify the Debt Commitment Letter in a manner not less beneficial in the aggregate to Merger Sub, the Fincos and Holdings, except that any new debt financing commitments shall not (i) adversely amend the conditions to the debt financing set forth in the Debt Commitment Letter in any material respect, (ii) reasonably be expected to delay or prevent the closing of the merger, or (iii) reduce the aggregate amount of debt financing available for closing unless replaced with new equity or debt financing. Subject to the foregoing, Merger Sub and the Fincos are permitted under the merger agreement to obtain other debt financing arrangements. The debt financing arrangements are subject to change (whether as a result of market conditions or otherwise) and the Debt Financing described above or any other debt financings remain subject to negotiation and completion of definitive documentation. Accordingly, since the final terms, structures and amounts of the actual debt financing arrangements have not been agreed upon and may not be determined until shortly before the effective time of the merger, the final terms, structures and amounts of any or all of the actual debt financing may materially differ from the Debt Financing described above.
Dividend Policy
          We currently do not intend to pay regular quarterly cash dividends on the shares of Class A common stock to be outstanding after the merger. We may from time to time decide to pay dividends to holders of our common stock, which dividends may be substantial. If we pay a dividend to holders of any class of common stock, we will pay a pro rata dividend to holders of all classes of our common stock. Any decision to pay dividends to holders of our common stock will depend on a variety of factors, including such factors as (1) Holdings’ and/or Clear Channel’s ability to incur debt, cash resources, results of operations, financial position, and capital requirements, (2) timing and proceeds realized from asset sales, (3) regulatory changes and (4) any limitations imposed by Holdings’ or Clear Channel’s creditors. If we were to require cash from Clear Channel to pay dividends, Clear Channel’s debt financing arrangements could restrict its ability to make such cash available to us to pay such dividends.

DESCRIPTION OF BUSINESS OF HOLDINGS
          Holdings was formed in anticipation of the merger for the sole purpose of owning the equity securities of Clear Channel. As a result the assets and business of Holdings will consist almost exclusively of those of Clear Channel.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BT TRIPLE CROWN CAPITAL HOLDINGS III, INC.
          Holdings was formed by the Sponsors in May 2007 for the purpose of acquiring Clear Channel. It has not conducted any activities to date other than activities incident to its formation and in connection with the transactions contemplated by the merger agreement. Holdings does not have any assets or liabilities other than as contemplated by the merger agreement. Clear Channel will become an indirect wholly owned subsidiary of Holdings upon consummation of the merger, and the business of Holdings after the merger will be that of Clear Channel and its subsidiaries. Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Clear Channel is set forth in Clear Channel’s Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, each of which are incorporated by reference herein.
BOARD OF DIRECTORS AND MANAGEMENT OF HOLDINGS
          All of our directors serve until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. Our executive officers are appointed and serve at the discretion of our board of directors.
Board of Directors
          Our board of directors is currently composed of eight directors. Each director is elected to a term of one year. The following table sets forth information regarding the current officers and directors.

Name	Age	Position
Scott M. Sperling	49	President and Director
Steve Barnes	47	Director
Richard J. Bressler	49	Director
Charles A. Brizius	38	Director
John Connaughton	41	Director
Ed Han	32	Director
Ian K. Loring	41	Director
Kent R. Weldon	39	Director
          The following biographies describe the business experience of each of our officers and directors, each of whom has served in such capacity since May 2007:
          Scott M. Sperling is Co-President of Thomas H. Lee Partners, L.P. and Trustee and General Partner of various THL Equity Funds. Mr. Sperling is also President of TH Lee Putnam Capital. Prior to joining Thomas H. Lee Partners, L.P. in 1994, Mr. Sperling was, for over ten years, Managing Partner of The Aeneas Group, Inc., the private capital affiliate of Harvard Management Company. Prior to that, Mr. Sperling was a senior consultant with the Boston Consulting Group. Mr. Sperling is currently a Director of Hawkeye Holdings, Inc., Thermo Fisher Scientific, Inc., Univision Communications, Inc., Warner Music Group Corp. and several private companies. His prior directorships include Houghton Mifflin Company, ProSiebenSat.1 Media AG, Experian Information Solutions, Inc. and several other companies. Mr. Sperling holds a B.S. from Purdue University and an M.B.A. from the Harvard Graduate School of Business Administration.
          Steve Barnes has been associated with Bain Capital Partners, LLC since 1988 and has been a Managing Director since 2000. In addition to working for Bain Capital Partners, LLC, he also held senior operating roles of several Bain Capital portfolio companies including Chief Executive Officer of Dade Behring, Inc., President of Executone Business Systems, Inc., and President of Holson Burnes Group, Inc. Prior to 1988, he held several senior management positions in the Mergers & Acquisitions Support Group of PricewaterhouseCoopers. Mr. Barnes

presently serves on several boards including Sigma Kalon, CRC, Accellent and Unisource. He is also active in numerous community activities including being a member of the Board of Director’s of Make-A-Wish Foundation of Massachusetts, the United Way of Massachusetts Bay, the Trust Board of Children’s Hospital in Boston, the Syracuse University School of Management Corporate Advisory Council and the Executive Committee of the Young President’s Organization in New England. He received a B.S. from Syracuse University and is a Certified Public Accountant.
          Richard J. Bressler is a Managing Director of Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners, L.P. in 2006, Mr. Bressler was employed by Viacom, Inc. from May 2001 through 2005 as the Senior Executive Vice President and Chief Financial Officer with responsibility for managing all strategic, financial, business development, and technology functions. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive Officer of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. from March 1995 to June 1999. Prior to joining Time Inc. in 1988, Mr. Bressler was a partner with the accounting firm of Ernst & Young since 1979. Mr. Bressler is currently a Director of Univision Communications, Inc., Warner Music Group Corp., Gartner, Inc., The Nielsen Company and American Media, Inc., Inc. In addition, Mr. Bressler is a member of the J.P. Morgan Chase National Advisory Board. Mr. Bressler holds a B.B.A. from Adelphi University.
          Charles A. Brizius is a Managing Director of Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners, L.P. in 1993, Mr. Brizius was employed by Morgan Stanley & Co. Incorporated in the Corporate Finance Department as part of the Financial Institutions Group. Mr. Brizius has also worked as a securities analyst at The Capital Group Companies, Inc., an institutional money management firm. Mr. Brizius is currently a Director of Ariel Holdings Ltd., Front Line Management Companies, Inc., and Spectrum Brands, Inc. His prior directorships include Big V Supermarkets, Inc., Eye Care Centers of America, Inc., Houghton Mifflin Company, TransWestern Publishing Company, United Industries Corporation and Warner Music Group Corp. Mr. Brizius holds a B.B.A. from Southern Methodist University and an M.B.A. from the Harvard Graduate School of Business Administration.
          John Connaughton has been a Managing Director of Bain Capital Partners, LLC since 1997 and a member of the firm since 1989. He has played a leading role in transactions in the media, technology and medical industries. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company, Inc., where he advised Fortune 500 companies. Mr. Connaughton currently serves as a director of Warner Music Group Corp., AMC Theatres, Cumulus Media Partners, Sungard Data Systems, Hospital Corporation of America (HCA), M|C Communications (PriMed), Warner Chilcott, Epoch Senior Living, CRC Health Group, and The Boston Celtics. He also volunteers for a variety of charitable organizations, serving as a member of The Berklee College of Music Board of Trustees and the UVa McIntire Foundation Board of Trustees. Mr. Connaughton received a B.S. in commerce from the University of Virginia and an M.B.A. from the Harvard Graduate School of Business Administration.
          Ed Han first joined Bain Capital Partners, LLC in 1998, and is currently a Principal of the firm. Prior to joining Bain Capital Partners, LLC, Mr. Han was a consultant at McKinsey & Company. Mr. Han received a B.A. from Harvard College and an MBA from the Harvard Graduate School of Business Administration.
          Ian K. Loring is a Managing Director at Bain Capital Partners, LLC. Prior to joining Bain Capital Partners, LLC in 1996, Mr. Loring was a Vice President of Berkshire Partners, with experience in technology, media and telecommunications industries. Mr. Loring serves on the Boards of Directors of Warner Music Group, Eschelon, NXP and Cumulus Media Partners as well as other private companies. Mr. Loring received a B.A. from Trinity College and an MBA from the Harvard Graduate School of Business Administration.
          Kent R. Weldon is a Managing Director of Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners, L.P. in 1991, Mr. Weldon was employed by Morgan Stanley and Co. Incorporated in the Corporate Finance Department as part of the Financial Institutions Group. Mr. Weldon has also worked as a securities analyst at Wellington Management Company, an institutional money management firm. Mr. Weldon is currently a Director of Cumulus Media Partners, LLC, Michael Foods, Inc., Nortek, Inc. and Progressive Moulded Products Limited. His prior directorships include FairPoint Communications, Inc. and Fisher Scientific International, Inc. Mr. Weldon holds a B.A. from the University of Notre Dame and an M.B.A. from the Harvard Graduate School of Business Administration.

          Following the merger and the issuance of the Class A common stock of Holdings, we will increase the size of our board from eight to 12 members. At any time when any shares of Holdings Class A common stock are outstanding, the holders of the Class A common stock, voting as a separate class, will have the right to elect two independent directors.
Management of Holdings
          We anticipate that, after the merger, the current executive officers of Clear Channel will be appointed as officers of Holdings by the board of directors of Holdings.

THE PARTIES TO THE MERGER
BT Triple Crown Capital Holdings III, Inc.
     BT Triple Crown Capital Holdings III, Inc., a Delaware corporation, which we refer to as Holdings, is currently wholly owned by the Sponsors and was organized solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. Holdings’ principal executive offices are located at One International Plaza, 36th Floor, Boston, MA 02110 and its telephone number is (617) 951-7000. It has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement. Holdings does not have any assets or liabilities other than as contemplated by the merger agreement. Under the terms of the merger agreement, Holdings will indirectly own 100% of the outstanding equity of Clear Channel following the merger.
Clear Channel Communications, Inc.
     Clear Channel Communications, Inc., incorporated in 1974, is a diversified media company with three reportable business segments: radio broadcasting, Americas outdoor advertising (consisting of operations in the United States, Canada and Latin America) and international outdoor advertising. Clear Channel’s principal executive offices are located at 200 East Basse Road, San Antonio, Texas, 78209, and its telephone number is (210) 822-2828. Clear Channel owns over 1,100 radio stations and a leading national radio network operating in the United States. In addition, Clear Channel has equity interests in various international radio broadcasting companies. Clear Channel also owns or operates more than 195,000 national and 717,000 international outdoor advertising display faces. Additionally, Clear Channel owns or programs 51 television stations and owns a full-service media representation firm that sells national spot advertising time for clients in the radio and television industries throughout the United States. Clear Channel is headquartered in San Antonio, Texas, with radio stations in major cities throughout the United States.
B Triple Crown Finco, LLC and T Triple Crown Finco, LLC
     B Triple Crown Finco, LLC, a Delaware limited liability company and T Triple Crown Finco, LLC, a Delaware limited liability company, which we refer to as the Fincos, were organized solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. B Triple Crown Finco, LLC is currently wholly owned by Bain Capital Partners, LLC (“Bain Capital Fund IX”) and its principal executive office is located at 111 Huntington Avenue, Boston, MA 02199 and its telephone number is (617) 516-2000. T Triple Crown Finco, LLC is currently wholly owned by Thomas H. Lee Partners, L.P. (“THL Partners Fund VI”) and its principal executive office is located at 100 Federal Street, Boston, MA 02110 and its telephone number is (617) 227-1050.
     Pursuant to replacement equity commitment letters signed in connection with Amendment No. 2, Bain Capital Fund IX and THL Partners Fund VI, which we refer to as the Sponsors, have severally agreed to purchase (either directly or indirectly through one or more intermediate entities) up to an aggregate of $3.94 billion of equity securities of Holdings and to cause all or a portion of such cash to be contributed to Merger Sub as needed for the merger and related transactions (including payment of cash merger consideration to Clear Channel shareholders, repayment of certain Clear Channel debt, and payment of certain transaction fees and expenses). Each Sponsors’ equity commitment will be reduced by half of the amount of Stock Consideration elected by Clear Channel shareholders (that is, an aggregate reduction equal to $39.20 multiplied by the number of Clear Channel shares subject to elections to receive Stock Consideration). The replacement equity commitment letters entered into in connection with Amendment No. 2 superseded the equity commitment letters previously delivered by the Sponsors. Subject to certain conditions, each of the Sponsors may also assign a portion of its equity commitment obligation to other investors, resulting in a corresponding reduction of such Sponsor’s commitment to the extent the assignee funds its commitment, provided that any such transfer will not release such Investor of its obligations under the limited guarantees. As a result, the investor groups may ultimately include additional equity investors, although it is anticipated that all or substantially all of such co-investment by third parties would be through entities controlled by the Sponsors.

BT Triple Crown Merger Co., Inc.
     BT Triple Crown Merger Co., Inc., a Delaware corporation, which we refer to as Merger Sub, is currently wholly owned by Holdings and was organized solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. Merger Sub’s principal executive offices are located at 100 Federal Street, Boston, MA 02110 and its telephone number is (617) 227-1050. It has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement. Under the terms of the merger agreement, Merger Sub will merge with and into Clear Channel. Merger Sub does not have any assets or liabilities other than as contemplated by the merger agreement. Clear Channel will survive the merger as an indirect wholly owned subsidiary of Holdings and Merger Sub will cease to exist.
THE SPECIAL MEETING OF SHAREHOLDERS
Time, Place and Purpose of the Special Meeting
     This proxy statement/prospectus is being furnished to you as part of the solicitation of proxies by Clear Channel’s board of directors for use at a special meeting to be held at the                                                              on                      , 2007, at 8:00 a.m., local time, or at any adjournment thereof. The purpose of the special meeting is to consider and vote on the proposal to adopt the merger agreement (and to approve the adjournment of the special meeting, if necessary or appropriate to solicit additional proxies). If the shareholders fail to adopt the merger agreement, the merger will not occur. A copy of the merger agreement, Amendment No. 1 and Amendment No. 2 are attached to this proxy statement/prospectus as Annex A, Annex B and Annex C, respectively.
Who Can Vote at the Special Meeting
     In accordance with Clear Channel’s bylaws, Clear Channel’s board of directors has set 5:00 p.m., Central Daylight Savings Time, on                     , 2007 as the record date. The holders of Clear Channel common stock as of the record date are entitled to receive notice of and to vote at the special meeting. If you own shares that are registered in someone else’s name (for example, a broker), you need to direct that person to vote those shares or obtain an authorization from them to vote the shares yourself at the special meeting. On                     , 2007, there were                      shares of Clear Channel common stock outstanding held by approximately                      holders of record.
Vote Required for Adoption of the Merger Agreement; Quorum
     The adoption of the merger agreement requires the approval of the holders of two-thirds of the outstanding shares of Clear Channel common stock entitled to vote thereon, with each share having a single vote for these purposes. The failure to vote has the same effect as a vote “AGAINST” adoption of the merger agreement.
     The holders of a majority of the outstanding shares of Clear Channel common stock entitled to be cast as of the record date, represented in person or by proxy, will constitute a quorum for purposes of the special meeting. A quorum is necessary to hold the special meeting. Once a share of Clear Channel common stock is represented at the special meeting, it will be counted for the purposes of determining a quorum and for transacting all business, unless the holder is present solely to object to the special meeting. If a quorum is not present at the special meeting, it is expected that the meeting will be adjourned to solicit additional proxies. If a new record date is set for an adjourned meeting, then a new quorum will have to be established.
Voting By Proxy
     This proxy statement/prospectus is being sent to you on behalf of the board of directors for the purpose of requesting that you allow your shares of Clear Channel common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Clear Channel common stock represented at the special meeting by proxies voted by properly executed proxy cards will be voted in accordance with the instructions indicated on that proxy. If you sign and return a proxy card without giving voting instructions, your shares will be voted as recommended by the board of directors. After careful consideration, the Clear Channel board of directors (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who recused themselves from the deliberations), unanimously recommends a vote “FOR” adoption of the merger agreement. The Clear Channel board of directors did not, and will not, make any recommendation to its shareholders with respect to the election of the Stock Consideration. In considering the recommendation of Clear Channel’s board of directors with respect to the merger agreement, you should be aware that some of Clear Channel’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally. See “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger” beginning on page 95.
     The persons named in the proxy card will use their own judgment to determine how to vote your shares regarding any matters not described in this proxy statement/prospectus that are properly presented at the special meeting. Clear Channel does not know of any matter to be presented at the special meeting other than the proposal to adopt the merger agreement (and to approve the adjournment of the meeting, if necessary or appropriate to solicit additional proxies).
     You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must either send a signed written notice to Clear Channel revoking your proxy, submit a proxy by mail dated after the date of the earlier proxy you wish to change or attend the special meeting and vote your shares in person. Merely attending the special meeting without voting will not constitute revocation of your earlier proxy.
     If your shares of Clear Channel common stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. If you do not instruct your broker to vote your shares, it has the same effect as a vote “AGAINST” adoption of the merger agreement.
     Clear Channel will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of Clear Channel may solicit proxies personally and by telephone, facsimile or otherwise. None of these persons will receive additional or special compensation for soliciting proxies. Clear Channel has retained Innisfree to assist in its solicitation of proxies in connection with the special meeting. Innisfree may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries. Clear Channel has agreed to reimburse Innisfree for its reasonable administrative and out-of-pocket expenses, to indemnify it against certain losses, costs and expenses, and to pay its customary fees in connection with the proxy solicitation. Clear Channel also, upon request, will reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. The Fincos, directly or through one or more affiliates or representatives, may, at their own cost, also make additional solicitation by mail, telephone, facsimile or other contact in connection with the merger. The Fincos have retained Georgeson Inc. to assist them in any solicitation efforts they may decide to make in connection with the merger. Georgeson may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries. The Fincos have agreed to reimburse Georgeson for its reasonable administrative and out-of-pocket expenses, to indemnify it against certain losses, costs and expenses, and to pay its customary fees in connection with such proxy solicitation.
Submitting Proxies Via the Internet or by Telephone
     Most of Clear Channel’s shareholders who hold their shares of Clear Channel common stock through a broker or bank will have the option to submit their proxies or voting instructions via the Internet or by telephone. If your shares are held in “street name,” you should check the voting instruction card provided by your broker to see which options are available and the procedures to be followed.
Adjournments
     Although it is not currently expected, the special meeting may be adjourned for the purpose of soliciting additional proxies. Any adjournment may be made without notice, other than by an announcement made at the special meeting, of the time, date and place of the adjourned meeting. If no quorum exists, the Chairman of the meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If a quorum exists, holders of a majority of the shares of Clear Channel common stock present in person or represented by proxy at the special meeting and entitled to vote thereat may adjourn the special meeting. If your proxy card is signed and no instructions are indicated on your proxy card, your shares of Clear Channel common stock will be voted “FOR” any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow Clear Channel’s shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned.
THE MERGER
     The discussion of the merger in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, Amendment No. 1 and Amendment No.2 which are attached to this proxy statement/prospectus as Annex A, Annex B and Annex C, respectively. You should read each of the merger agreement, Amendment No. 1, and Amendment No. 2 carefully.
Background of the Merger
     Clear Channel’s board of directors periodically reviews and assesses strategic alternatives available to Clear Channel to enhance shareholder value. As part of this on-going review, on April 29, 2005, Clear Channel announced a strategic realignment of its businesses. The plan included an initial public offering of approximately 10% of the common stock of Clear Channel Outdoor, comprised of Clear Channel’s Americas and international outdoor segments, and a 100% spin-off of Clear Channel’s live entertainment segment and sports representation business, which now operates under the name Live Nation. Clear Channel completed the initial public offering of Clear Channel Outdoor on November 11, 2005 and the spin-off of Live Nation on December 21, 2005. In addition, since that time Clear Channel has returned $1.6 billion to Clear Channel’s shareholders in the form of stock repurchases and increased by 50% its regular quarterly dividend.
     Notwithstanding these initiatives, Clear Channel’s common stock continued to trade during late 2005 and through the summer of 2006 at levels which management and the board of directors believed discounted the value of Clear Channel. On August 18, 2006, Messrs. Mark Mays and Randall Mays, Clear Channel’s Chief Executive Officer and President/Chief Financial Officer, respectively, contacted Goldman Sachs and requested Goldman Sachs to prepare a preliminary assessment of the strategic alternatives available to Clear Channel, including a possible sale of Clear Channel.
     On August 24, 2006, representatives of The Blackstone Group, or Blackstone, contacted Messrs. Mark Mays and Randall Mays and stated that Blackstone was interested in exploring the possible acquisition of Clear Channel. During this discussion, representatives of Blackstone discussed their views on the merits of a possible acquisition of Clear Channel, but did not make any proposals regarding the price or structure of a transaction. Messrs. Mark Mays and Randall Mays did not make any proposals regarding a transaction or solicit any proposals from Blackstone.
     On August 28, 2006, representatives of Goldman Sachs met with Messrs. Mark Mays and Randall Mays and discussed various strategic alternatives available to Clear Channel, including the spin-off or taxable sale of Clear Channel Outdoor and the sale of non-core operating assets.
     On August 30, 2006, Messrs. Mark Mays and Randall Mays met with representatives of Blackstone in San Antonio, Texas. On September 1, 2006, Messrs. Mark Mays and Randall Mays met with representatives of Providence Equity Partners, or Providence, in San Antonio, Texas. At these meetings, Messrs. Mark Mays and Randall Mays discussed with representatives of these two private equity groups their respective views on the feasibility of a leveraged acquisition transaction by Clear Channel. No proposals regarding a transaction were made by any of the parties at those meetings.
     On September 5, 2006, at a special meeting of Clear Channel board of directors held by telephone, Mr. Mark Mays stated that, in light of the fact that Clear Channel’s common stock continued to trade at prices which management considered to discount the value of Clear Channel, the recent strong operating performance reported by Clear Channel and prevailing conditions in the financial markets, he considered it appropriate for the board to conduct a thorough consideration of strategic alternatives.

     Mr. Mark Mays further stated he was regularly contacted by private equity groups inquiring about Clear Channel’s interest in a possible transaction involving either the sale of Clear Channel as a whole or one or more divisions or a portion of its assets. He reported that no specific proposal had been made by any group and that the contacts had been limited to general inquiries.
     The Clear Channel board of directors determined to conduct a thorough review of strategic alternatives available to Clear Channel at its next regular meeting. The Clear Channel board of directors requested that Goldman Sachs be engaged to advise the board of directors in connection with that review. The board of directors directed management to attempt to determine whether a leveraged buyout transaction was feasible in the current financial markets so that it could include this alternative as part of its review. The Clear Channel board of directors authorized management to permit Blackstone and Providence to act together to evaluate possible transactions.
     Clear Channel management was directed to first obtain an agreement from Blackstone and Providence containing customary confidentiality and standstill provisions. The Clear Channel board expressly directed that the authority being granted was limited to providing confidential information to Blackstone and Providence for the purpose of determining whether a leveraged buyout of Clear Channel represented a feasible strategic alternative in the financial markets at this time and that management was not authorized to commence a sale process or to negotiate price or terms of a potential transaction.
     Following the meeting, the directors consulted with one another regarding the engagement of a financial advisor and legal counsel in connection with the board’s strategic review. It was the consensus of the board, subject to formal ratification at the next scheduled meeting, to engage Goldman Sachs as its financial advisor and Akin Gump Strauss Hauer & Feld LLP, or Akin Gump, as its legal advisor.
     On September 11, 2006, Clear Channel entered into a confidentiality agreement with each of Blackstone and Providence to enable the parties to share information regarding Clear Channel and its business in order to determine whether a sale of Clear Channel represented a feasible strategic alternative at this time. The confidentiality agreements expressly prohibited Blackstone and Providence from contacting any actual or potential co-investors, financiers or other third parties who would or might provide equity, debt or other financing for a transaction without Clear Channel’s consent. The confidentiality agreements also contained customary standstill provisions which, among other things, prevented Blackstone and Providence and their representatives from acquiring Clear Channel common stock or participating in a proxy solicitation regarding Clear Channel’s common stock without Clear Channel’s consent.
     Representatives of Blackstone and Providence met with Messrs. Mark Mays and Randall Mays in New York City on September 13, 2006 as part of their due diligence review. Representatives of Akin Gump and Weil, Gotshal & Manges, or Weil, legal counsel for Blackstone and Providence, were also in attendance.
     On September 22, 2006, a consortium, which we refer to as Consortium 1, led by Blackstone and Providence, submitted a preliminary nonbinding proposal to acquire Clear Channel in an all cash transaction for $34.50 per share of common stock. The proposal indicated that Blackstone, Providence, Bank of America Corporation and certain limited partners of Blackstone and Providence would fund the equity for the transaction. Accompanying the preliminary, nonbinding proposal was a letter from Bank of America Securities, LLC, or BAS, in which BAS stated that it was highly confident of its ability to arrange for the necessary debt facilities in connection with the possible transaction.
     On September 25, 2006, the board of directors convened a special meeting at Clear Channel’s headquarters in San Antonio, Texas, to review and discuss Clear Channel’s strategic alternatives. The meeting was also attended by representatives of Akin Gump and Goldman Sachs. Akin Gump reviewed the directors’ fiduciary duties in the context of considering Clear Channel’s strategic alternatives. Messrs. Mark Mays and Randall Mays made a presentation regarding Clear Channel’s recent business results and financial performance, Clear Channel’s existing financial condition and Clear Channel’s strategic plans, goals and prospects.
     Representatives of Goldman Sachs then made a presentation, which included an assessment of Clear Channel’s various strategic alternatives and reviewed illustrative financing at assumed leverage ratios for a leveraged buyout transaction. The directors discussed the presentation and asked questions of management regarding their confidence in Clear Channel’s plans, forecasts and prospects. The board of directors discussed the risk and challenge of Clear Channel’s existing business plans and prospects, as well as the opportunities such plans presented to Clear Channel. The board of directors discussed each of these alternatives in detail, including the potential value that each alternative could generate to Clear Channel’s shareholders, the attendant risks and challenges of each alternative, the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative and the likelihood of successfully executing on such alternatives.
     Representatives of Goldman Sachs also reviewed with the board of directors the proposal from Consortium 1. The board of directors discussed the proposal generally and in relation to the other strategic alternatives that might be available to Clear Channel, particularly the spin-off of Clear Channel Outdoor combined with a sale of non-core assets by Clear Channel.
     The board of directors of Clear Channel (excluding Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs who were recused due to their potential interest in the transaction) continued the meeting. These directors, whom we refer to as the disinterested directors, consisting of Alan D. Feld, Perry J. Lewis, Phyllis B. Riggins, Theodore H. Strauss, J. C. Watts, John H. Williams and John B. Zachry, have each been determined by the Clear Channel board of directors to be independent for the purposes of the transaction. Akin Gump again reviewed the directors’ fiduciary duties in considering strategic alternatives, including the possible sale of Clear Channel. Following discussion among the disinterested directors and representatives of Goldman Sachs and Akin Gump, the Clear Channel board of directors, by unanimous action of the disinterested directors, resolved to begin a process to explore strategic alternatives to enhance shareholder value.
     Further, the disinterested directors determined to advise Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs that they should not participate in deliberations by the board of directors with respect to any proposed leveraged buyout transaction because of their possible participation in the transaction following any closing. The disinterested directors determined that all communications between any potential buying groups be directly with Akin Gump and Goldman Sachs and not through members of management. Further, the disinterested directors advised Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs to not have discussions, either directly or through their representatives, regarding the terms on which any of them would participate in the management of, or invest in, a surviving corporation following any sale of Clear Channel.
     Goldman Sachs stated that, if a sales process developed with respect to the sale of Clear Channel, Goldman Sachs would be willing to offer debt financing to all potential buying groups to facilitate the sale process, noting that no buying group would be obligated to use Goldman Sachs as its debt financing source. Akin Gump discussed with the board of directors the nature of the potential conflict of interest that might arise from Goldman Sachs acting both as the financial advisor to the board of directors and Clear Channel and a possible financing source in connection with the sale of Clear Channel and described to the board of directors certain procedures that Goldman Sachs could undertake to ensure the separation between the financing teams and the team advising the board of directors and Clear Channel and the safeguards that Clear Channel could undertake with regard to such conflict, including obtaining a fairness opinion from another investment bank.
     Representatives of Goldman Sachs were then excused from the board meeting and the disinterested directors engaged in a discussion of the risks and benefits relating to Goldman Sachs’ offer, including the potential conflict of interest and the related safeguards, with Akin Gump. After the discussion, the disinterested directors determined that, although they could anticipate circumstances in which such an offer may facilitate a sale process, those circumstances were not currently present and they determined not to authorize Goldman Sachs to make such an offer.
     The disinterested directors determined that it would be advisable to establish a special advisory committee to evaluate and report to the directors as to the fairness of the terms of any leveraged buyout transaction or other proposal determined by the board of directors to be advisable to Clear Channel and that presented potential conflicts with the interests of any of the directors. The special advisory committee, consisting of Perry J. Lewis, who was designated as chair of the committee, John H. Williams and John Zachry, was formed and given the power, among others, to retain separate legal counsel and separate financial advisors. The process for pursuing, and all negotiations with respect to, any possible transaction would be directed by the disinterested directors as a whole.

     The disinterested directors engaged in a discussion of the proposal made by Consortium 1. The disinterested directors determined that the price proposed was not adequate when compared with the other strategic alternatives considered at the meeting. After an extended discussion and consideration of all relevant issues, the disinterested directors authorized Goldman Sachs to communicate to Consortium 1 that the Clear Channel board of directors had no interest in pursuing a transaction at the valuation proposed by Consortium 1. The disinterested directors further directed Goldman Sachs to communicate to Consortium 1 that Clear Channel was terminating access to further due diligence on Clear Channel and its business and that if it desired to continue discussions and diligence it should materially improve its proposal.
     In making these determinations, the disinterested directors emphasized that the Clear Channel board of directors had made no determination to effect a sale of Clear Channel and neither management nor Goldman Sachs was authorized to engage in a sale process. Nevertheless, in the event that discussions with Consortium 1 continued or if another buying group or buying groups emerged, the disinterested directors requested Mr. Alan Feld to act as lead director for purposes of any discussion with potential buyer groups and to oversee and provide direction to Goldman Sachs between meetings of the Clear Channel board of directors with respect to any future discussions.
     Representatives of Goldman Sachs contacted Consortium 1 on September 26, 2006 and relayed the directions of the board of directors, to the effect that a price of $34.50 was inadequate and that the Clear Channel board of directors had determined not to pursue discussions and to terminate the due diligence process and that the board of directors would entertain further diligence and discussions if the consortium materially improved its offer.
     On September 27, 2006, Consortium 1 contacted representatives of Goldman Sachs and indicated that, based upon certain assumptions regarding Clear Channel’s operations, it would be willing to acquire Clear Channel for $35.50 per share but would require further due diligence, including access to more members of senior management, in order to improve on this price. Blackstone and Providence also requested that, due to the size of some of the contractual obligations owing to management, it desired an opportunity to engage in discussions with Messrs. Mark, Randall and L. Lowry Mays regarding the terms on which they would be willing to participate in the management of, or invest in, the surviving corporation in the event a sale was accomplished. After discussion with representatives of Goldman Sachs and Akin Gump, Mr. Alan Feld authorized representatives of Goldman Sachs to allow Consortium 1 to undertake a limited due diligence investigation of Clear Channel for the sole purpose of improving on its proposal. The request to have conversations with Messrs. Mark, Randall and L. Lowry Mays was deferred until the Clear Channel board of directors could next meet.
     On September 29, 2006, Blackstone and Providence requested permission to admit Kohlberg Kravis Roberts & Co., or KKR, to Consortium 1, which Mr. Alan Feld approved. KKR executed a confidentiality agreement containing substantially the same terms as the confidentiality agreements executed by Blackstone and Providence.
     At a special meeting of Clear Channel board of directors held by telephone on October 3, 2006 (attended by each of the directors other than John Zachry), which representatives of Goldman Sachs and Akin Gump also attended, representatives of Goldman Sachs reported on the discussions with Blackstone and Providence since the September 25, 2006 meeting of the board of directors. Following this report, Messrs. Mark, Randall, and L. Lowry Mays and B. J. McCombs recused themselves and left the meeting. In response to the request by Blackstone and Providence on September 27, 2006, the disinterested directors determined that legal counsel for Messrs. Mark, Randall and L. Lowry Mays, whom the disinterested directors authorized be engaged at Clear Channel’s expense to represent the Mayses in connection with any proposed leveraged buyout transaction, would be permitted to have general discussions with Weil regarding the terms upon which management might participate in the surviving corporation following a possible transaction on the condition that no direct discussions would be permitted, no specific negotiations arriving at any agreement would be had and that Akin Gump would be included in all such discussions.
     On October 5 and 6, 2006, members of management held a two-day diligence session with representatives of Consortium 1 in New York City to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Also in attendance were representatives of Akin Gump and Goldman Sachs.

     On October 6, 2006, there was a meeting between counsel for Messrs. Mark, Randall and L. Lowry Mays and Weil in which counsel for the Mayses presented a summary of the terms on which the Mayses might participate in the management of, and invest in, the surviving corporation if a leveraged buyout transaction were to occur. Counsel for the Mayses also advised Weil that discussions with respect to Mr. L. Lowry Mays were only in respect of his employment arrangements and that he was not at this time interested in discussing the possibility of any on-going investment in Clear Channel. The meeting was also attended by Akin Gump.
     On October 10, 2006, the special advisory committee met and determined to engage Sidley Austin LLP as its special counsel. The special advisory committee retained Lazard Frères & Co. LLC, or Lazard, as its financial advisor. Such retention contemplated that Lazard would undertake a study to enable it to render an opinion as to the fairness from a financial point of view of the financial consideration to be received by Clear Channel’s shareholders in connection with any sale of Clear Channel, which engagement was confirmed in an engagement letter dated October 25, 2006.
     On October 11, 2006, representatives of Consortium 1 contacted Goldman Sachs and indicated that Consortium 1 would require further due diligence and an opportunity to meet further with senior management of Clear Channel before revising its proposal. At the direction of Mr. Alan Feld, Goldman Sachs requested Consortium 1 to identify with specificity what further diligence it required for this limited purpose and arranged for further meetings to be held on October 12 and October 13, 2006 in San Antonio, Texas. Separately, representatives of Clear Channel and Goldman Sachs were contacted by representatives of Thomas H. Lee Partners, L.P., or THL Partners, who stated that if Clear Channel was considering a leveraged buyout transaction, it desired to have an opportunity to discuss such a transaction with Clear Channel.
     On October 12 and 13, 2006, Clear Channel management held a due diligence session with representatives of Consortium 1 in San Antonio, Texas, to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Also in attendance were representatives of Goldman Sachs.
     At a special meeting of Clear Channel board of directors held by telephone on October 13, 2006 (attended by each of the directors other than J.C. Watts), which representatives of Goldman Sachs and Akin Gump also attended, representatives of Goldman Sachs updated the board of directors with respect to recent discussions with Consortium 1. Goldman Sachs then made a presentation on the potential strategic alternatives available to enhance shareholder value.
     During the meeting, Goldman Sachs reported the contact with THL Partners and THL Partners’ desire to have exploratory discussions regarding a potential leveraged buyout transaction. Following Goldman Sachs’ report, Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs recused themselves and left the meeting. The disinterested directors present continued to discuss THL Partners’ request for exploratory discussions. The disinterested directors discussed the increased possibility of a leak, as well as the distraction to Clear Channel’s management, and the potential negative impact on Clear Channel and its business and operations, that could arise by engaging in discussions with multiple parties. In light of these concerns and the potential adverse impact on Clear Channel, the disinterested directors present directed Goldman Sachs to communicate to THL Partners that the board of directors had not determined to sell Clear Channel. Akin Gump then reported that it had prepared a draft of a merger agreement to be distributed to Weil to elicit their views on the non-price terms of their proposal. The disinterested directors present requested that Akin Gump review the terms of the proposed form of merger agreement with Mr. Alan Feld, who would provide guidance on the terms reflected in the draft merger agreement.
     Following discussions with Mr. Alan Feld, on October 14, 2006 Akin Gump distributed a draft merger agreement to Weil.
     On October 15, 2006, Weil distributed a revised summary of senior executive arrangements and a management equity term sheet to counsel to Messrs. Mark, Randall and L. Lowry Mays. Akin Gump was provided a copy of each of these submissions.
     On October 18, 2006, Blackstone and Providence contacted representatives of Goldman Sachs and informed Goldman Sachs that KKR had withdrawn from Consortium 1, but that the remainder of the consortium was making a non-binding preliminary proposal to purchase Clear Channel at the price of $35.00 per share.

Blackstone and Providence indicated that they would need to identify other equity and debt sources to complete the transaction and that they could complete their remaining due diligence and other work necessary to enter into definitive agreements for the proposed acquisition within two weeks.
     Later that same day, Weil provided to Akin Gump Consortium 1’s written position on certain key terms in the draft merger agreement previously transmitted to it, including the termination date, the length of the marketing period, a go-shop right, the definition of material adverse effect, fiduciary termination rights, termination fees payable in certain circumstances by Clear Channel, on the one hand, and by the buyer, on the other hand, the conditions to closing, interim operating covenants, equity syndication terms, board recommendation provisions, specific performance rights, a proposed cap on the liability of the private equity firms for breach by the buyer and in other circumstances and the allocation of risk with respect to regulatory approvals required with respect to FCC matters and antitrust approvals.
     At a special meeting of the Clear Channel board of directors held by telephone on October 19, 2006 (attended by each of the directors other than J.C. Watts), which representatives of Goldman Sachs and Akin Gump also attended, Goldman Sachs updated the Clear Channel board of directors with respect to recent discussions with Consortium 1. Following Goldman Sachs’ report, Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs recused themselves and left the meeting. Akin Gump reviewed the directors’ fiduciary duties when considering strategic alternatives, including a possible sale of Clear Channel. The disinterested directors present continued to discuss the most recent proposal by Consortium 1. It was noted that not only had the price proposed by the consortium been reduced but that any transaction was less certain to be executed in light of the fact that Consortium 1 no longer had equity and debt commitments sufficient to complete the transaction. The disinterested directors present discussed the alternatives available to Clear Channel, including a discussion of the values for the shareholders that could be achieved from a possible sale of Clear Channel compared to a spin-off of Clear Channel Outdoor combined with a sale of non-core assets. Following discussion, the disinterested directors present directed Goldman Sachs to communicate to Consortium 1 that the Clear Channel board of directors considered its proposal inadequate; that the board of directors had a meeting scheduled for October 25, 2006 to discuss and review Clear Channel’s strategic alternatives and if Consortium 1 desired that its proposal be given consideration, it should improve its proposal prior to such time; and that the board of directors intended in the interim to contact other parties that had expressed an interest in exploring a sale transaction. The disinterested directors present then authorized Goldman Sachs to contact THL Partners to ascertain whether it had an interest in leading a consortium to explore a possible sale transaction.
     On October 20, 2006, Goldman Sachs contacted Blackstone and Providence and relayed the directives of the board of directors. Goldman Sachs also contacted THL Partners and informed THL Partners that it would provide THL Partners an opportunity to conduct due diligence to determine whether it had an interest in forming a consortium to pursue discussions with Clear Channel regarding a possible sale transaction. Goldman Sachs informed THL Partners that the board of directors was meeting on October 25, 2006 to discuss and review Clear Channel’s strategic alternatives and if THL Partners desired that a proposal be given consideration, it should provide an indication of interest prior to such time.
     On October 21, 2006, Akin Gump met with Mr. Alan Feld to obtain guidance on the written positions taken by Consortium 1 with respect to the draft merger agreement.
     On October 21 and 22, 2006, members of Clear Channel management participated in multiple telephone conferences with representatives of THL Partners to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Prior to that time, THL Partners signed a confidentiality agreement containing substantially the same terms as the confidentiality agreements executed by each of the other private equity firms.
     On October 24, 2006, there were press reports to the effect that Clear Channel was in discussions with private equity firms regarding a possible sale transaction. Later that day, THL Partners submitted a non-binding expression of interest to acquire all of Clear Channel’s outstanding capital stock in an all cash transaction for $35.00 to $37.00 per share. THL Partners indicated that it would need to identify other equity and debt sources to complete the transaction but felt confident that it could secure firm commitments for the remaining equity and debt among firms that it had worked with in the past. The proposal further indicated that THL Partners anticipated that it could complete its remaining due diligence and other work necessary to enter into definitive agreements for the proposed acquisition within 20 days.
     On that same day, Consortium 1 submitted a revised proposal to acquire all of Clear Channel’s outstanding common stock in an all cash transaction for $35.00 per share. The proposal indicated that KKR had rejoined the consortium. Accompanying the proposal was a “highly confident letter” from BAS and Merrill Lynch, representing 100% of the debt financing necessary to complete the transaction. The proposal further contemplated a 20 day exclusivity period and stated that Consortium 1 anticipated that it could complete its remaining due diligence and other work necessary to enter into definitive agreements for the proposed acquisition within that 20 day period.
     On the same day, there were also press reports to the effect that Clear Channel was in discussions with private equity firms regarding a possible sale transaction.
     On October 25, 2006, the Clear Channel board of directors convened a regular meeting at Clear Channel’s headquarters in San Antonio, Texas, to include a review and discussion of Clear Channel’s strategic alternatives. The meeting was also attended by representatives of Akin Gump and Goldman Sachs. Akin Gump reviewed the directors’ fiduciary duties in the context of considering Clear Channel’s strategic alternatives, including a possible sale of Clear Channel.
     Representatives of Goldman Sachs updated the Clear Channel board of directors regarding events that had transpired since the last meeting. Representatives of Goldman Sachs then discussed the proposals that had been received by the Clear Channel board of directors from Consortium 1 and THL Partners. Following Goldman Sachs’ discussion, the directors discussed the presentation and asked questions of management regarding their confidence in Clear Channel’s plans, forecasts and prospects. The Clear Channel board of directors discussed the risks and challenges of Clear Channel’s existing business plans and prospects, as well as the opportunities presented to Clear Channel by each of the alternative plans. The board of directors discussed each of these alternatives in detail, including the potential value that each alternative could generate to Clear Channel’s shareholders, the attendant risks and challenges of each alternative, the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative and the likelihood of successfully executing on such alternatives.
     Following the discussion, Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs recused themselves and left the meeting and the disinterested directors continued the meeting. Akin Gump again reviewed the directors’ fiduciary duties in considering strategic alternatives, including the possible sale of Clear Channel. The disinterested directors discussed each of the two proposals. It was noted that given the recent press reports about possible discussions with private equity firms, it was no longer possible to avoid the disruption that would accompany a more public process. After taking these factors into account and reviewing the other strategic alternatives presented to it, the disinterested directors determined that Clear Channel should issue a press release that same day announcing that the board of directors had commenced a review of Clear Channel’s strategic alternatives and that the board of directors had retained Goldman Sachs to advise it with respect to that review.
     Further, Goldman Sachs was directed to inform Consortium 1 and THL Partners that Clear Channel intended to issue the press release and request that they submit their best and final proposal to the board of directors by close of business on November 10, 2006, accompanied by equity and debt financing commitments, sponsor guarantees, a summary of the terms (if any) proposed by the consortium with respect to management’s participation and/or investment in the surviving corporation and comments to a draft merger agreement to be supplied by Akin Gump.
     Later that day, representatives of Goldman Sachs communicated the Clear Channel board of directors requests for final proposals to each of Consortium 1 and THL Partners. They also explained to each that Goldman Sachs and Akin Gump would make themselves available to discuss and negotiate key terms and provisions of the draft merger agreement prior to the November 10, 2006 deadline and that the Clear Channel board of directors encouraged each of them to avail themselves of the opportunity to negotiate proposed changes to the draft merger agreement issues prior to the November 10, 2006 deadline.
     On that same day, THL Partners requested permission to form a consortium, which we refer to as Consortium 2, with Bain Capital Partners LLC, or Bain, and Texas Pacific Group, or TPG, which was approved by

Mr. Alan Feld. Bain and TPG each entered into a confidentiality agreement with Clear Channel with terms substantially similar to the confidentiality agreements entered into by each of the other private equity firms.
     On October 26, 2006, members of Clear Channel management held a due diligence session with Consortium 2 in San Antonio, Texas, to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Representatives of Goldman Sachs were also in attendance. Akin Gump transmitted to legal counsel to Consortium 2, Ropes & Gray LLP, or Ropes & Gray, a copy of the draft merger agreement previously submitted to Consortium 1. Further, Akin Gump explained the procedures previously approved by the Clear Channel board of directors with respect to contacts with Mark, Randall and L. Lowry Mays with respect to the terms on which they might participate in the management or equity of the surviving corporation. Counsel for Mark, Randall and L. Lowry Mays distributed to Ropes & Gray a summary of senior executive arrangements and a management equity term sheet. The summary and term sheet contained terms that were substantially identical to those most recently distributed to Consortium 1.
     On October 27, 2006, the Clear Channel board of directors received a written non-binding, preliminary, indication of interest from a consortium, which we refer to as Consortium 3, consisting of Apollo Management, L.P., or Apollo, and The Carlyle Group, or Carlyle, to acquire all of Clear Channel’s outstanding common stock for at least $36.00 per share in cash. The indication of interest stated that Consortium 3 had been informed by Goldman Sachs that the board of directors requested the submission of fully financed bids on November 10, 2006 and requested the board of directors to consider a more extended process. At the direction of Mr. Alan Feld, Goldman Sachs informed Consortium 3 that, upon execution of confidentiality agreements, it would be provided access to management and due diligence materials and requested Consortium 3 to submit a more definitive proposal (including plans for financing) by November 1, 2006.
     On that same day, Lazard received, and forwarded to Goldman Sachs, from a consortium, which we refer to as Consortium 4, consisting of Cerberus Capital Management, or Cerberus, and Oak Hill Capital Management, or Oak Hill, a non-binding, preliminary indication of interest to engage in discussions regarding a possible leveraged buyout transaction with Clear Channel. The indication of interest did not contain a price at which Consortium 4 would be interested in completing a transaction.
     A special meeting of Clear Channel board of directors was held by telephone on October 28, 2006 (attended by each of the directors other than Mr. Theodore H. Strauss), which representatives of Goldman Sachs and Akin Gump also attended. Mr. Alan Feld and representatives of Goldman Sachs updated the Clear Channel board of directors regarding events that had transpired since the last meeting. Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs then excused themselves from the meeting. The disinterested directors present then discussed the indications of interest received from Consortium 3 and Consortium 4. Following the discussion, the disinterested directors present directed Goldman Sachs to inform Consortium 3 that if, following preliminary due diligence on Clear Channel and its business, it submitted a more definitive proposal that was competitive, the board of directors would look favorably on their request that the time for submission of bids be extended. In addition, the directors present directed Goldman Sachs to contact Consortium 4 and inquire as to whether they had intended to submit an indication of interest and, if that was the case, to provide a preliminary indication of the valuation they were considering.
     Goldman Sachs also reported that both THL Partners and Apollo had inquired regarding the availability of financing from Goldman Sachs. Goldman Sachs confirmed that, to facilitate the sale process, Goldman Sachs would be willing to offer debt financing to all consortia, noting that no consortium would be obligated to use Goldman Sachs as its debt financing source. Akin Gump reviewed with the disinterested directors the nature of the potential conflict of interest that might arise from Goldman Sachs acting both as the financial advisor to the Clear Channel board of directors and Clear Channel and a possible financing source in connection with the sale of Clear Channel and the procedures that Goldman Sachs could undertake to ensure the separation between the financing teams and the team advising the board of directors of Clear Channel and the safeguards that Clear Channel could undertake with regard to such conflict.
     Representatives of Goldman Sachs were then excused from the board meeting and the disinterested directors engaged in a discussion of the risks and benefits relating to Goldman Sachs’ offer, including the potential conflict of interest and the related safeguards, with Akin Gump present. After the discussion, the disinterested directors present determined that, in light of the short period that remained prior to the time for the submission of the bids and in order to increase the competitiveness of the bidding process, Goldman Sachs was authorized to offer debt financing on the condition that appropriate procedural safeguards acceptable to Akin Gump and Mr. Alan Feld were put in place and that Goldman Sachs offered the same package of debt financing to each consortium.
     On October 29, 2006, Apollo and Carlyle each executed confidentiality agreements with terms substantially similar to those contained in the confidentiality agreements with the other private equity firms.
     On October 29 and 30, 2006, management held a due diligence session by telephone with representatives of Consortium 3 to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods.
     On October 29, 2006, the Clear Channel board of directors and representatives of Goldman Sachs received a written non-binding, preliminary indication of interest from Consortium 4 to acquire all of Clear Channel’s outstanding common stock for a price ranging from $37.00 to $39.00 per share. At the direction of Mr. Alan Feld, representatives of Goldman Sachs informed Consortium 4 that, upon execution of confidentiality agreements, they would be provided access to Clear Channel management and due diligence materials and were requested to submit a more definitive proposal (including plans for financing) in the next several days. Goldman Sachs was also directed to inform them that if, after they completed preliminary due diligence on Clear Channel and its business, they submitted a more definitive proposal (including plans for financing) that was competitive, the Clear Channel board of directors would look favorably on any request to extend the time for submission of bids.
     On October 30, 2006, Mr. Alan Feld, on behalf of the board of directors, and Goldman Sachs executed a consent letter outlining agreed upon procedures with respect to the planned offer by Goldman Sachs of debt financing to each consortium.
     On that same day, drafts of confidentiality agreements in substantially the same form executed by each of the other private equity firms were presented to Cerberus and Oak Hill and their counsel. Clear Channel and Akin Gump engaged in negotiations with Cerberus and Oak Hill from October 30, 2006 through November 10, 2006 to attempt to reach agreement on a form of confidentiality agreement. The parties were unable to reach agreement due to the fact that Cerberus and Oak Hill were unwilling to agree to provisions comparable to those agreed to by the other private equity firms.
     On that same day, Weil presented to Akin Gump comments from Consortium 1 on the draft merger agreement.
     On that same day, Clear Channel management held a due diligence session in San Antonio, Texas, with representatives of Lazard to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods.
     In addition, on that same day, Clear Channel management also held a telephonic due diligence session with representatives of Consortium 3 to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Representatives of Goldman Sachs were also in attendance.
     On October 31, 2006, Clear Channel management held a due diligence session in San Antonio, Texas, with representatives of Consortium 3 to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Representatives of Goldman Sachs were also in attendance.
     In or around late October 2006, representatives of TPG indicated to THL Partners and Bain that TPG was having difficulty with its participation in the transaction, and that TPG did not want to impede the process.
     On November 1, 2006, Apollo verbally submitted to Goldman Sachs a revised non-binding preliminary indication of interest to acquire all of the common stock of Clear Channel in an all cash transaction at a price of $35.00 per share and informed Goldman Sachs that Carlyle had removed itself from Consortium 3. Following this time, Apollo did not request to participate in any further diligence or indicate any interest to form another consortium or submit a proposal.
     During the first two weeks of November 2006, through November 15, 2006, Consortium 1 and Consortium 2, their financing partners, representatives and advisors continued to conduct due diligence on Clear Channel and its business. In addition, Clear Channel, Akin Gump and FCC and antitrust counsel for Clear Channel conducted due diligence on the members of each of the consortia, particularly with respect to their investments in other media companies and the markets that such companies operated in and the participation of any non-United States persons in such consortia.
     On November 3, 2006, the special advisory committee retained Watson Wyatt & Company (“Watson Wyatt”) as its executive compensation consultant. The retention was confirmed in an engagement letter dated November 6, 2006. Such retention contemplated that Watson Wyatt would review the existing change-in-control arrangements for Messrs. Mark, Randall and L. Lowry Mays, any proposed settlement of such existing arrangements in conjunction with a change of control of Clear Channel and any proposed new incentive and investment arrangements for management. Watson Wyatt’s engagement also contemplated a comparison of proposed management arrangements with benchmark data.
     During the first two weeks of November, the special advisory committee met three times in connection with its review of the possible transactions. At these meetings, the special advisory committee received the advice and reports of Sidley, Lazard and Watson Wyatt.
     On November 4, 2006, Ropes & Gray submitted to Akin Gump written comments to the draft merger agreement on behalf of Consortium 2.
     A special meeting of Clear Channel board of directors was held by telephone on November 7, 2006 (attended by each of the directors), which representatives of Goldman Sachs, Akin Gump and Sidley also attended. Representatives of Goldman Sachs updated the board of directors regarding events that had transpired since the last meeting of the board of directors. Akin Gump reviewed the Clear Channel directors’ fiduciary duties in considering strategic alternatives, including the possible sale of Clear Channel. Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs then recused themselves and left the meeting. Akin Gump then summarized the key terms of the draft merger agreement presented to each of Consortium 1 and Consortium 2. The key terms covered the scope of the representations, warranties and covenants made by the respective parties to the agreement, as well as the conditions to closing the transaction and the provisions relating to the termination of such agreement. Akin Gump then summarized the comments on the draft merger agreement received from each consortium. The disinterested directors instructed Akin Gump and Goldman Sachs that they would not approve a definitive agreement that was contingent on receipt of financing for the transaction; that the board of directors must have the right to change its recommendation to Clear Channel’s shareholders with respect to the transaction if required by its fiduciary duties to do so; that the board of directors must be able to terminate the agreement if it received a superior proposal following execution of a definitive agreement; that the fee payable by Clear Channel if it terminated the agreement must be reasonable, with a lower fee payable during a post-signing go-shop period; that the buying group must agree not to syndicate its equity holdings to other bidders in the process in order to protect the integrity of the bidding process; that the buying group must covenant to take all necessary actions to obtain FCC and HSR approvals; that the buying group must be liable to Clear Channel if the buyer breaches its obligations under the definitive agreement or a closing fails to occur due to the failure of the regulatory conditions; and that the terms of the transaction should provide additional purchase price in the event the closing of the transaction is extended beyond an agreed upon date, which we refer to as a ticking fee.
     During the period from November 8, 2006 through November 12, 2006, Akin Gump and Goldman Sachs continued to negotiate the terms of a draft merger agreement with Consortium 1 and Consortium 2 through telephonic meetings and in-person meetings held at Akin Gump’s offices in New York City. Also participating in some of these meetings were the parties’ respective FCC and antitrust counsel. During the course of these discussions and negotiations, the parties addressed each of the key terms of the draft merger agreement and the proposed plans of each of the two consortium for dealing with potential FCC and HSR issues raised by the fact that each of the consortia had investments in other media companies, some of which operated broadcast stations and print media in markets overlapping markets served by Clear Channel’s television and radio broadcast stations. Key terms addressed in these negotiations included the terms of any ticking fee, the board of directors’ request for a go-shop period, the structure and amount of break up fees and reverse break up fees, change of recommendation provisions, the board of directors request that the equity holdings of each consortium not be syndicated to other participants in the bidding process, the definition of superior proposal and material adverse effect, and the remedies of Clear Channel for breach of the merger agreement.
     On November 8, 2006, Consortium 2 informed Goldman Sachs it would not be able to submit a complete bid package on November 10, 2006. After consulting with Mr. Alan Feld, Goldman Sachs informed each of Consortium 1 and Consortium 2 that the deadline for submitting the bid packages would be moved to November 13, 2006.
     From November 8, 2006 through November 12, 2006, representatives Goldman Sachs and Akin Gump periodically consulted with Mr. Alan Feld to provide him an update on developments in the separate negotiations and to solicit his guidance on potential resolution of differences between the positions taken by the board of directors and the positions taken by the two consortia.
     During this period, the parties and their advisors finalized the terms of separate agreements to be entered into by the equity sponsors that comprised each consortium, which we refer to as limited guarantees, pursuant to which such equity sponsors would guarantee certain payment obligations of the buyer under the draft merger agreement, subject to a cap. In addition, during this time period, counsel for Messrs. Mark, Randall and L. Lowry Mays and counsel for each of the consortia continued to exchange views on the terms on which the Mayses would participate in management, and invest in, the surviving corporation resulting for any transaction.
     On November 12, 2006, Akin Gump and representatives of Goldman Sachs met separately with each of Consortium 1 and Consortium 2 and their advisors to review the procedures for submitting bids on November 13, 2006. Each consortium was informed that Akin Gump would deliver to it a final draft of the merger agreement reflecting the terms which had been agreed to during the course of negotiations and, where agreement had not been reached, the terms proposed by the board of directors. Each consortium was told that, as part of the bid package, it would have an opportunity to make changes to the final draft of the merger agreement, but that any changes submitted would weigh against its bid when considered by the board of directors. Each consortium was requested to submit written bid packages on November 13, 2006 indicating the price per share to be paid for 100% of the common stock of Clear Channel in an all cash transaction and consisting of (i) a copy of the final draft of the merger agreement, marked with any proposed changes, (ii) a detailed description of financing sources, including commitment letters, (iii) a final form of the limited guarantee and (iv) a description of the terms proposed by the consortium with respect to the participation of Messrs. Mark, Randall and L. Lowry Mays in the surviving corporation.
     On November 12, 2006, representatives of THL Partners and Bain informed Goldman Sachs that TPG would not be a participant in Consortium 2.
     Consortium 1 and Consortium 2 submitted complete bid packages on November 13, 2006.
     The Clear Channel board of directors convened a special meeting on November 14, 2006, which was also attended by representatives of Akin Gump, Goldman Sachs, and Sidley. Present at the commencement of the meeting were each of the disinterested directors. Akin Gump reviewed the directors’ fiduciary duties in considering strategic alternatives, including the sale of Clear Channel. Representatives of Goldman Sachs then made a presentation to the disinterested directors. During this presentation Goldman Sachs orally reviewed the history of negotiations with Consortium 1 and Consortium 2 and developments since the last meeting of Clear Channel board of directors. Goldman Sachs also reviewed its contacts with Consortium 3 and Consortium 4 and confirmed to the disinterested directors that each such consortium had been informed that if, after conducting preliminary due diligence, it had made a qualified proposal that sufficient time would be provided to it in order to participate in the bidding process.
     Goldman Sachs then reviewed the two bid packages received on November 13, 2006. Each consortium proposed an all cash transaction at a price of $36.50 per common share. Goldman Sachs also described the terms proposed by each of the consortium for the participation of management in the surviving corporation. Akin Gump described how the key terms discussed at the November 7, 2006 board meeting had been resolved and reviewed with the disinterested directors the principal differences between the two merger agreements submitted as part of the bid packages. The non-financial terms proposed by Consortium 2 were overall more favorable than those proposed by Consortium 1 with respect to matters affecting the responsibilities of the consortium to resolve issues that may arise in obtaining necessary regulatory consents. Conversely, the structure and amounts of the termination fees payable by the consortium in the event of a breach or failure to close in certain circumstances proposed by Consortium 1 were more favorable than those proposed by Consortium 2. Further, Consortium 1 proposed a go-shop period of 30 days following signing and Consortium 2 proposed a go-shop period of 21 days following signing. The disinterested directors then received reports from regulatory counsel with respect to the FCC and HSR approval processes, issues that may be encountered and any differences presented by the participants of the two consortia.
     Following the presentations by Goldman Sachs, Akin Gump and regulatory counsel, the disinterested directors directed Goldman Sachs to communicate with each of Consortium 1 and Consortium 2 that their bids reflected identical per share prices and that they would need to improve their bids if they were to receive favorable consideration and to review the merger agreement provisions they could improve to make their bid more favorable.
     The disinterested directors then discussed the current change in control contracts between Clear Channel and each of Messrs. Mark, Randall and L. Lowry Mays, including provisions providing for income tax and excise tax gross ups and the potential financial impact these arrangements might have on a merger proposal when compared to benchmark arrangements with executives at comparable companies. The disinterested directors determined to request Messrs. Mark, Randall and L. Lowry Mays to accept a reduction in their change in control payments and benefits, including the elimination of income tax gross ups. Messrs. Alan Feld and John Zachry, chairman of the compensation committee, were requested to communicate these requests. The meeting was adjourned to the following morning.
     Following adjournment, Goldman Sachs and Akin Gump communicated the instructions of Clear Channel board of directors to each of Consortium 1 and Consortium 2 and requested that each of the consortiums submit improved bids on November 15, 2006.
     The meeting of the board of directors was reconvened on November 15, 2006. Mr. Mark Mays reported to the board that, in order to assure the receipt of the best price available in the circumstances, each of he, Messrs. Randall Mays and L. Lowry Mays had agreed to a reduction in payments and benefits otherwise provided by their change in control agreements in the event that Clear Channel entered into a merger agreement with either Consortium 1 or Consortium 2 and the merger (or a superior proposal) was consummated. The agreed upon reductions included the elimination of Mr. L. Lowry Mays’ cash severance payment otherwise due him upon a termination of employment following the merger, a reduction in the severance payment and benefits otherwise due Messrs. Mark Mays and Randall Mays upon a termination of employment following the merger, the elimination of the income tax gross ups otherwise due Messrs. Mark Mays and Randall Mays, and certain other modifications. As a result of these agreed upon changes, it was estimated, by the disinterested directors based on certain assumptions, including among others the timing of the closing, that Clear Channel would realize approximately $300 million in savings, which the disinterested directors expected would enable the potential buyer to offer a higher consideration for Clear Channel. The disinterested directors expressed their appreciation to the Mayses for these concessions and Goldman Sachs was instructed by the disinterested directors to inform each of Consortium 1 and Consortium 2 of these changes so that they could be reflected in their revised proposals. In addition, the deadline for submitting the revised proposals was extended to provide sufficient time to reflect these changes.
     The Clear Channel board of directors then received an updated presentation from Goldman Sachs reflecting its final assessment of the strategic alternatives available to Clear Channel. The Clear Channel directors discussed the presentation and asked questions of management and conducted a thorough review of each of these alternatives, including the risks and challenges presented by each alternative; the potential value that each alternative could generate to Clear Channel’s shareholders; the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative; and the likelihood of successfully executing on such alternatives. Following this presentation the Clear Channel board of directors determined that, depending on receipt of a final proposal from one of the consortium that was acceptable to the disinterested directors, a sale of Clear Channel presented the strategic alternative that was in the best interests of the shareholders. Messrs. Mark, Randall and L.

Lowry Mays confirmed that they were prepared to conclude their management arrangements with either consortium if that were the decision of the disinterested directors.
     Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs left the meeting and the disinterested directors continued the meeting. Following receipt of the revised proposal from each of Consortium 1 and Consortium 2, the two proposals were read to the disinterested directors. Consortium 1 submitted a revised proposal at $36.85 per share and Consortium 2 submitted a revised proposal at $37.60 per share. In addition, each of the two revised proposals reflected improvements to the terms of the merger agreement. It was determined by the disinterested directors that the proposal submitted by Consortium 2 represented the most attractive proposal. At the request of the disinterested directors, Goldman Sachs reviewed with the disinterested directors its financial analysis of the merger consideration proposed by Consortium 2 and rendered to the board of directors an opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the $37.60 per share in cash to be received by the holders of the outstanding shares of Clear Channel common stock (other than holders of Rollover Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.
     Prior to approving the execution of definitive agreements, the disinterested directors requested that the special advisory committee report to the directors its assessment of the fairness of the terms of the proposed merger with Consortium 2 to Clear Channel’s unaffiliated shareholders. The meeting of the board was then recessed and the special advisory committee convened separately with Sidley, Lazard and Watson Wyatt. At the meeting of the special advisory committee, the special advisory committee requested that Lazard render an opinion as to whether the financial consideration to be received by Clear Channel shareholders in the proposed merger with entities sponsored by Consortium 2 was fair from a financial point of view to Clear Channel shareholders (other than Clear Channel, Merger Sub, any holder of Rollover Shares and any shareholder who is entitled to demand and properly perfects appraisal rights). Lazard delivered to the special advisory committee an oral opinion, which was subsequently confirmed by a written opinion dated November 16, 2006, that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be received by the holders of Clear Channel’s common stock in the proposed merger was fair, from a financial point of view, to such holders (other than Clear Channel, Merger Sub, any holder of Rollover Shares and any shareholder who is entitled to demand and properly perfects appraisal rights). Watson Wyatt advised the special advisory committee that the modified management arrangements conformed more closely in design and amount to benchmarks (except with respect to Mr. L. Lowry Mays, whose amended arrangement was more favorable to Clear Channel than a standard arrangement). Watson Wyatt confirmed their report that buyouts for the full amount of existing severance arrangements are typical in leveraged buyout transactions, the proposed award of restricted stock to Messrs. Mark Mays and Randall Mays was in an amount consistent with a buyout of the modified severance arrangements and the proposed equity pool for management in the modified arrangements was within benchmark ranges.
     After additional discussion and deliberation with its advisors, the special advisory committee determined that the terms of the proposed merger with entities sponsored by Consortium 2 was fair to Clear Channel’s unaffiliated shareholders.
     Following the meeting of the special advisory committee, the directors (excluding Messrs. Mark, Randall and L. Lowry Mays and B. J. McCombs) reconvened, and the chair of the special advisory committee reported to the disinterested directors as a whole its assessment as to fairness. The Clear Channel board of directors, by the unanimous vote of the disinterested directors, determined that the merger is advisable and in the best interests of Clear Channel and its shareholders, approved the merger and the merger agreement and resolved to recommend to the shareholders of Clear Channel approval of the merger and approval and adoption of the merger agreement.
     After the meeting was adjourned, Clear Channel, the Fincos and Merger Sub executed the merger agreement and issued a press release announcing the merger.
     Following the execution of the merger agreement, Goldman Sachs began the process of contacting private equity firms and strategic buyers that might be interested in exploring a transaction with Clear Channel. Of the 22 parties contacted during the 21-day post-signing go-shop period, including 16 potential strategic buyers and 6 private equity firms (2 of which had previously been contacted, but had not entered into confidentiality agreements), none submitted a proposal to pursue a transaction with Clear Channel. Accordingly, on December 8, 2006, Clear

Channel notified the Fincos that Clear Channel had not received any proposals that would qualify as an “Excluded Competing Proposal” for purposes of the solicitation provisions of the merger agreement.
     During the period between January and March 2007, Messrs. Mark and Randall Mays together with Alan Feld, Clear Channel’s lead director, and Perry J. Lewis, the Chairman of the special advisory committee, met with several of Clear Channel’s institutional shareholders to provide them more detail regarding the board’s process that led to its determination to recommend the merger. During these meetings, some of Clear Channel’s institutional shareholders indicated that they intended to vote against the merger proposal and expressed the view that the merger consideration of $37.60 per share was not sufficient to obtain their vote.
     At a meeting held on March 13, 2007, Clear Channel’s board of directors, with Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs recusing themselves, rescheduled the special meeting of shareholders to April 19, 2007 and set a new record date for shareholders entitled to vote at the special meeting of March 23, 2007. In making that determination, the Clear Channel board considered the substantial trading volume in Clear Channel’s shares of common stock since the original record date for the special meeting, and as the original record date no longer reflected Clear Channel’s then current shareholder base, determined to set a new record date to better align the economic and voting interests of all shareholders.
     On April 12, 2007, Ropes & Gray, on behalf of the Fincos, requested in writing to the Clear Channel board that pursuant to the terms of the merger agreement, Clear Channel reconfirm to Clear Channel’s shareholders its recommendation to vote in favor of adoption of the merger agreement and the merger.
     On April 13, 2007, the Fincos provided to Clear Channel board of directors a letter indicating their willingness to discuss a proposal to amend the merger agreement. The proposal reflected a change in the merger consideration to include $38.50 per share, the opportunity for each shareholder, in that shareholder’s sole discretion, to receive the $38.50 in either, or a combination of, cash and/or shares of stock in the surviving corporation (up to an aggregate cap on the number of shares of stock equivalent to 10% of the outstanding shares immediately following the merger) and a “contingent value right,” or CVR, providing for a right to receive contingent cash payments in certain circumstances. Specifically, the CVR would provide that the shareholders would receive in installments (i) following the closing of the merger, within 10 business days following the availability of certain financial statements covering the period through closing, (ii) in 2009, 50% of the net proceeds (net of expense, reserves, and certain other costs and taxes) received by Clear Channel from the sale of certain non-core radio and television assets in excess of $2.0 billion, and (iii) in 2010 an additional amount per share if the compounded annual growth rate (“CAGR”) of Clear Channel’s radio business for the period from January 1, 2006 through December 31, 2009 is 2% or higher. In the latter case, if the CAGR for Clear Channel’s radio business for this period was less than 2%, no additional amount would be paid under the CVR; if the CAGR for Clear Channel’s radio business for his period was equal to or greater than 2% (but less than 3%), an additional $1.00 per share would be paid to Clear Channel shareholder; and if the CAGR for Clear Channels radio business for this period was greater than 3%, an additional $2.00 per share would be paid to Clear Channel’s shareholders. The proposal also included proposed additional termination fees payable by Clear Channel in certain circumstances, as follows: (x) in the event that Clear Channel’s shareholders did not approve the merger at the special meeting, Clear Channel would be required to pay to the Fincos $75 million in lieu of any expense reimbursement (which under the original merger agreement and under the merger agreement is capped at $45 million) and (y) in the event that the merger agreement was terminated and a Competing Proposal was consummated with one of the parties contacted during the auction process or the go-shop period within 12 months thereafter, Clear Channel would be required to pay a termination fee to the Fincos in the amount of $600 million. The proposal made by the Fincos provided that it would terminate automatically in the event that Clear Channel made any public disclosure of its terms.
     On that same day, Clear Channel’s board of directors convened a special meeting by telephone, which was attended by representatives of Akin Gump and Goldman Sachs. Present at the meeting were each of the directors (other than Ms. Phyllis Riggins and Mr. J.C. Watts). Representatives of Goldman Sachs summarized the financial terms of the proposal received from the Fincos. Representatives of Akin Gump addressed certain legal matters, including the fiduciary duties of the board of directors. They further explained that if the Clear Channel board were to accept the proposal, the timing of the special meeting could be delayed by as much as 90 days in order to allow Clear Channel an opportunity to prepare, file and process a registration statement with the Securities and Exchange Commission and distribute it to Clear Channel’s shareholders. Management reported that, after consulting with representatives of

Goldman Sachs, the value of the CVR is highly uncertain given the nature of the minimum thresholds for any future payments. Management noted that its current estimates indicated that the net proceeds from non-core radio and TV assets (as these terms were defined in the Fincos’ proposal) would not exceed $2.0 billion and that analyst estimates for growth in the radio industry are uncertain. The Clear Channel board requested Goldman Sachs to prepare a financial analysis regarding the proposal and adjourned the meeting to April 15, 2007. Each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then excused themselves from the meeting. The disinterested directors continued their deliberations.
     A special meeting of Clear Channel board of directors was held by telephone on April 15, 2007 (attended by each of the directors other than Mr. B. J. McCombs and Ms. Phyllis Riggins), and was also attended by representatives of Akin Gump and Goldman Sachs. Management reviewed and discussed its revised forecasts with Clear Channel’s board of directors. Representatives of Goldman Sachs made a presentation to Clear Channel’s board of directors regarding an analysis of the financial terms of the proposed amendment to the merger agreement and an updated financial analysis of the strategic alternatives available to Clear Channel, including a separation of Clear Channel Outdoor, a recapitalization and special dividend. The directors discussed the presentation and asked questions of management and conducted a thorough review of each of these alternatives, including the risks and challenges presented by each alternative; the potential value that each alternative could generate to Clear Channel’s shareholders; the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative; and the likelihood of successfully executing on each alternative.
     Following this presentation, each of Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays then excused themselves from the meeting and the disinterested directors continued their deliberations. Following discussion, the disinterested directors directed Goldman Sachs to inform the Fincos that the board was concerned about the delays that would be attendant to their proposal and that they strongly favored an all cash offer, which should be increased from $38.50 per share in light of the expressed opposition of certain of Clear Channel’s shareholders.
     On April 16, 2007, a special meeting of the board of directors was held by telephone, which was also attended by representatives of Akin Gump and Goldman Sachs. Representatives of Goldman Sachs reported to Clear Channel’s board of directors on Goldman Sachs’ discussion with the Fincos following the meeting of the board of directors held on April 15, 2007. Goldman Sachs reported that the Fincos had indicated they would take under consideration the request that the offer be converted to an all cash offer. Goldman Sachs also reported that the Fincos had requested that the board of directors respond to the other terms of the proposal, including the changes to the termination fee provisions. Following a discussion among Clear Channel’s directors, Goldman Sachs was instructed to inform the Fincos that the Clear Channel board of directors strongly preferred an increased all-cash offer and that the board was not agreeable to any change in the termination fees.
     On April 17, 2007, the Fincos submitted to Clear Channel’s board of directors a revised written proposal to amend the merger agreement. The revised proposal reflected an all-cash merger consideration of $39.00 per share. The revised proposal also included proposed changes in termination fees payable by Clear Channel in certain circumstances, as follows: (i) in the event that Clear Channel’s shareholders did not approve the merger at the special meeting, Clear Channel would be required to pay to the Fincos $60 million in lieu of any expense reimbursement (which under the original merger agreement and under the merger agreement is capped at $45 million) and (ii) in the event that the merger agreement was terminated for any reason other than a willful breach by the Fincos and Clear Channel executed a definitive agreement with respect to or consummated a Competing Proposal with one of the parties contacted during the auction process or the go-shop period within 12 months thereafter, Clear Channel would be required to pay a termination fee to the Fincos in the amount of $500 million.
     On April 17, 2007, the Clear Channel board of directors convened a special meeting by telephone, which also was attended by representatives of Akin Gump and Goldman Sachs. Present at the meeting were each of Clear Channel directors. Goldman Sachs presented to the board of directors the terms of the written proposal submitted by the Fincos. Following the presentation, each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then excused themselves from the meeting and the disinterested directors discussed the revised written proposal. The disinterested directors directed Goldman Sachs to inform the Fincos that the board was not agreeable to the $60 million fee payable in the event the shareholders failed to approve the merger but, in consideration of the increase in the merger consideration, would accept an additional fee of $100 million in the event that the merger agreement was terminated and a Competing Proposal was consummated with one of the parties contacted during the auction process or the go-shop period within 12 months thereafter. The special meeting was adjourned to enable Goldman Sachs to discuss the board’s proposal with the Fincos.
     Later on that same date, the Clear Channel board of directors re-convened the special meeting by telephone. Goldman Sachs reported that the Fincos had revised their proposal further, indicating that it was their best and final proposal. The revised proposal was presented in the form of an amendment to the merger agreement, which in its final form is referred to in this proxy statement/prospectus as Amendment No. 1. The revised proposal reflected an all-cash merger consideration of $39.00 per share. The revised proposal also included a proposed change in termination fees payable by Clear Channel in the event that the merger agreement was terminated for any reason other than a willful breach by the Fincos and Clear Channel executed a definitive agreement with respect to or consummated a Competing Proposal with one of the parties contacted during the auction process or the go-shop period, or their affiliates, within 12 months thereafter. In this event, Clear Channel would be required to pay a termination fee to the Fincos in the amount of $200 million. Representatives of Akin Gump reviewed with Clear Channel’s board of directors its fiduciary duties in the context of a review of the proposed amendment to the original merger agreement. Representatives of Goldman Sachs made a presentation to Clear Channel’s board of directors regarding an analysis of the financial terms of the proposed amendment to the original merger agreement. The directors discussed the presentation and asked questions of management. The Clear Channel directors reviewed their deliberations and discussion of the other strategic alternatives available to Clear Channel at the prior meetings and asked questions of Goldman Sachs and management.
     Following these discussions, each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then excused themselves from the meeting and the disinterested directors continued their deliberations. Goldman Sachs then delivered to Clear Channel’s board of directors its oral opinion (subsequently confirmed in writing), that as of the date of its opinion, and based upon and subject to the factors and assumptions therein, the consideration of $39.00 per share in cash to be received by the holders of the outstanding shares of Clear Channel’s common stock (other than the Rollover Shares) pursuant to the merger agreement was fair from a financial point of view to such holders.
     In connection with the execution of the original merger agreement, the disinterested members of Clear Channel’s board of directors formed a special advisory committee comprised of three disinterested and independent members of the board, with the purpose of providing its assessment as to the fairness of the terms of the original merger agreement and to provide its assessment in the event Clear Channel receives a Competing Proposal. The special advisory committee was not requested by the independent directors to separately assess the proposed amendment, as the amendment does not constitute a Competing Proposal. As a consequence, Lazard, financial advisor to the special advisory committee, was not requested to provide an opinion with respect to the proposed amendment.
     Clear Channel’s board of directors (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who had recused themselves from the deliberations) then considered the proposed amendment to the merger agreement and the transactions contemplated thereby and approved and adopted Amendment No. 1. Clear Channel’s board of directors then determined that, subject to the execution of the amendment to the merger agreement, the special meeting be rescheduled and held on May 8, 2007 to allow Clear Channel’s shareholders entitled to vote at the special meeting additional time to consider the amendment to the merger agreement and the information in this supplement and in the proxy statement.
     On April 18, 2007, Clear Channel, Merger Sub and the Fincos executed the amendment to the merger agreement and issued a press release announcing the amendment to the merger agreement.
     On May 2, 2007, the board of directors received from the Fincos a term sheet contemplating a change in the terms and structure of the merger agreement. The term sheet contemplated (i) an increase in the merger consideration to be paid to unaffiliated shareholders from $39.00 to $39.20 per share and (ii) the opportunity for each shareholder to elect between cash and stock in the surviving corporation in the merger (up to an aggregate cap equivalent to 30% of the outstanding capital stock and voting power immediately following the merger). Under this proposal, each of L. Lowry Mays, Mark Mays and Randall Mays (and their affiliates) and each director of Clear Channel would be entitled to receive $37.60 per share in cash for each share of common stock (and options) held by them (or in the case of a rollover, shares with a value of $37.60 per share), in lieu of the $39.20 per share and the election set forth above.
     On May 3, 2007, the Clear Channel board of directors convened a special meeting by telephone, which also was attended by representatives of Akin Gump and Goldman Sachs. Present at the meeting were each of the Clear Channel directors. Representatives of Akin Gump reviewed with Clear Channel’s board of directors its fiduciary duties in the context of a review of the term sheet. Goldman Sachs summarized for the board of directors the terms reflected on the term sheet submitted by the Fincos. Following the presentation, each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then recused themselves from the meeting and the disinterested directors discussed the proposed term sheet. During the discussion it was noted that acceptance of the proposal would result in a delay in the special meeting to consider the merger, then scheduled for May 8, 2007, by as much as 90 days in order to allow parties an opportunity to prepare, file and process a registration statement with the Securities and Exchange Commission and distribute it to Clear Channel’s shareholders.
     The disinterested directors then determined not to accept the new terms and structure submitted by the Fincos. In doing so, the disinterested directors noted that the increase in merger consideration was only 0.5% more than currently provided for and the change in structure would require a delay in the date of the special meeting of up to 90 days with no material increase in certainty that the transaction would be approved by Clear Channel’s shareholders. Further, it was noted that, since the announcement on April 18, 2007 of the increase in merger consideration from $37.60 to $39.00 per share, significant shareholders of Clear Channel had privately or publicly made known their opposition to the merger at $39.00 per share and their lack of interest in shares of capital stock of the surviving corporation following the merger; two of the country’s leading institutional proxy advisory services, Institutional Shareholder Services and Glass Lewis & Co., had recommended against the merger transaction, stating that the $39.00 per share purchase price is too low; and tabulated proxies received by the Clear Channel board of directors reflected at the time of the meeting a vote against the merger of more than the required 1/3 of the outstanding shares necessary to defeat the merger proposal. The board decided to convene the special meeting of shareholders scheduled to take place on May 8, 2007 and allow the shareholders to vote on the existing merger proposal.
     Between May 3, 2007 and May 7, 2007, the Fincos engaged in discussions with the board of directors and its representatives regarding the terms summarized in the term sheet submitted on May 2, 2007. In addition, a number of shareholders of Clear Channel, including some of its largest shareholders, contacted members of the board of directors and requested the board to delay the date of the special meeting to provide the shareholders an opportunity to consult with the board on the proposed change in structure and terms. At a meeting convened on May 7, 2007 by telephone, the board of directors (with L. Lowry Mays, Mark Mays, Randall Mays and B.J. McCombs recused from the vote), determined to reschedule the special meeting to May 22, 2007 at 8:00 a.m., Central Daylight Savings Time, to allow the board of directors sufficient time to complete its discussions with the Fincos, consult with its significant shareholders and further develop the Fincos’ proposal to issue “stub equity” in the merger.
     During the period from May 7, 2007 through May 17, 2007, members of the board of directors had discussions with the most significant shareholders of Clear Channel (in terms of holdings) in which a substantial majority of these shareholders requested that the board of directors negotiate a stock election as part of the merger terms and submit the revised structure to the shareholders for a vote. In addition, during this period Akin Gump and Ropes & Gray negotiated the terms of a proposed form of Amendment No. 2 to the merger agreement. Key terms addressed in these negotiations included the organizational structure of the buying group, terms of the stock election, the treatment of shares of common stock and options to purchase common stock held by members of the board of directors, limitations on the fees payable to the Fincos and their affiliates in connection with the merger and the inclusion of at least two independent directors on the board of directors of Holdings following the merger. The board of directors met on May 14, 2007 to receive an update on the status of discussions with shareholders and the Fincos and its counsel on the form of amendment.
     On May 17, 2007, the Clear Channel board of directors convened a special meeting by telephone, at which each of the directors was present. Representatives of Akin Gump and Goldman Sachs were also present. Goldman Sachs and Akin Gump summarized the terms of a proposed amendment to the merger agreement, which we refer to as Amendment No. 2 in this proxy statement/prospectus and the history of the negotiations on the terms of the amendment. Certain members of the board of directors summarized various conversations that were had with various shareholders of Clear Channel, including some of its largest shareholders, in which a substantial majority of such shareholders requested the board of directors to amend the merger proposal to include a stock election and submit the revised terms to the shareholders for a vote.
     Pursuant to the proposed Amendment No. 2, at the effective time of the merger, each outstanding Clear Channel Common Stock and Net Electing Option Shares (as defined in “The Merger Agreement — Treatment of Common Stock and Other Securities — Clear Channel Common Stock” below), other than shares owned by Clear Channel, Merger Sub, the Fincos, Holdings, any shareholders who are entitled to and who properly exercise appraisal rights under Texas law and by the holders of certain securities that will be “rolled-over” into securities of Holdings, will be cancelled and converted into the right to receive $39.20 in cash plus the Additional Consideration.
     As an alternative to receiving the $39.20 per share cash consideration, Clear Channel’s unaffiliated shareholders and optionholders would be offered the opportunity to exchange up to approximately 30,612,245 shares of outstanding Clear Channel common stock and Net Electing Option Shares in the aggregate for an equal number of shares of Holdings Class A common stock (representing approximately 30% of the outstanding capital stock and voting power of Holdings immediately following the merger). In addition, no Clear Channel shareholder would be allocated a number of shares of Holdings Class A common stock representing more than 9.9% of the outstanding common stock of Holdings immediately following the merger. The proposed Amendment No. 2, as presented to the board of directors of Clear Channel, included the other terms and conditions summarized in this proxy statement/prospectus.
     Representatives of Akin Gump reviewed with Clear Channel’s board of directors its fiduciary duties in the context of a review of the proposed Amendment No. 2. In particular, they reported that, under Texas law, the board of directors may submit a merger proposal to its shareholders without a recommendation or, if submitted with a recommendation, may qualify that recommendation in any manner the board determines.
     Representatives of Goldman Sachs made a presentation to Clear Channel’s board of directors regarding an analysis of the financial terms of the proposed cash consideration of $39.20 per share that holders of Public Shares could elect to receive pursuant to the proposed Amendment No. 2. As part of that presentation, Goldman Sachs stated that it would not be expressing any opinion as to the value of the Holdings Class A common stock or the prices at which the Holdings Class A common stock may trade if and when they are issued or whether any market would develop for the Holding Class A common stock. During the discussion that followed, the board of directors noted the risks associated with the Holdings Class A common stock and the likely reduced liquidity in the stock compared to that currently available to shares of Clear Channel common stock. Further, the board of directors took note of the fact that, under the proposal, each shareholder could elect to receive the Cash Consideration and any Stock Election would represent a voluntary investment decision by the shareholder so electing and that the Stock Election is responsive to those shareholders that have expressed a desire to retain an equity position in the surviving corporation following the merger.
     Following these discussions, each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then recused themselves from the meeting and the disinterested directors continued their deliberations. Goldman Sachs then delivered to Clear Channel’s board of directors its oral opinion (subsequently confirmed in writing), that as of the date of its opinion, and based upon and subject to the factors and assumptions therein, the Cash Consideration of $39.20 per share that holders of Public Shares can elect to receive pursuant to the merger agreement was fair from a financial point of view to such holders.
     In connection with the execution of the original merger agreement, the disinterested members of Clear Channel’s board of directors formed a special advisory committee comprised of three disinterested and independent members of the board, with the purpose of providing its assessment as to the fairness of the terms of the original merger agreement and to provide its assessment in the event Clear Channel receives a Competing Proposal. The special advisory committee was not requested by the independent directors to separately assess the proposed Amendment No. 2, as the amendment does not constitute a Competing Proposal. As a consequence, Lazard, financial advisor to the special advisory committee, was not requested to provide an opinion with respect to the proposed amendment.

     Clear Channel’s board of directors (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who had recused themselves from the deliberations) then considered the proposed Amendment No. 2 and the transactions contemplated thereby and approved and adopted Amendment No. 2. Following a discussion of the Goldman Sachs presentation and the proposed amendment, Clear Channel’s Board of Directors:
     •      determined that the merger agreement and the merger are advisable and in the best interest of Clear Channel’s shareholders;
     •      approved and adopted the merger agreement and the merger; and
     •      unanimously recommended that Clear Channel’s shareholders approve and adopt the merger agreement and the merger.
     The recommendation of the board of directors was based on its assessment of the Cash Consideration to be received by shareholders that make a Cash Election. The board of directors expressly did not make any recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings.
     Clear Channel’s board of directors then determined to cancel the special meeting of shareholders scheduled on May 22, 2007 to allow management time to prepare, file and process this proxy statement/prospectus.
Reasons for the Merger
Determination of the Board of Directors
     After careful consideration, the Clear Channel board of directors, by a unanimous vote of the disinterested directors (i) determined that the merger is advisable and in the best interests of Clear Channel and its unaffiliated shareholders, (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, (iii) recommended that the shareholders of Clear Channel vote in favor of the merger and directed that such matter be submitted for consideration of the shareholders of Clear Channel at the special meeting (except that the board of directors did not, and will not, make any recommendation to the shareholders with respect to the election of the Stock Consideration) and (iv) authorized the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The board of directors’ recommendation is based on the Cash Consideration to be received by shareholders that make a Cash Election. The board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. In considering the recommendation of the Clear Channel board of directors with respect to the merger agreement, you should be aware that some of Clear Channel’s directors and executive officers who participated in meetings of the board of directors have interests in the merger that are different from, or in addition to, the interests of Clear Channel’s shareholders generally. See “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger” beginning on page 95.
     In reaching its decisions Clear Channel’s board of directors consulted with its financial and legal advisors, and considered a number of factors, including, but not limited to, those set forth below:
•	The Clear Channel board of directors’ familiarity with the business, financial condition, results of operations, prospects and competitive position of Clear Channel, including the challenges faced by Clear Channel and other risks inherent in achieving Clear Channel’s plans.

•	The judgment of the disinterested directors regarding the prospects of Clear Channel based on its current and historical performance, management’s projections, the uncertainties regarding industries in which Clear Channel operates and the risks inherent in achieving management’s projections.

•	The results of the Clear Channel board of directors’ review, with the assistance of Goldman Sachs, of the strategic alternatives available to Clear Channel, including the board of directors’

assessment of the risks and challenges presented by each alternative; the potential value that each alternative could generate to Clear Channel’s shareholders; the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative; and the likelihood of successfully executing each such alternative.

•	The prior strategic initiatives implemented by Clear Channel, including the initial public offering of approximately 10% of the common stock of Clear Channel Outdoor, the 100% spin-off of Live Nation, a $1.6 billion return of capital to Clear Channel’s shareholders in the form of stock repurchases and a 50% increase in Clear Channel’s regular quarterly dividend, which had failed to increase the market price of Clear Channel common stock to a level reflective of the value of Clear Channel’s businesses.

•	The fact that Clear Channel, with the assistance of its advisors, had conducted a wide-ranging process to solicit indications of interest in a transaction, including (i) the public announcement on October 25, 2006 of its intention to evaluate strategic alternatives, (ii) the execution of nine confidentiality agreements, (iii) the receipt of preliminary indications of interest from four consortia of private equity firms, (iv) active due diligence and management interviews by three consortia of private equity firms, (v) the conduct of discussions and negotiations with consortia of private equity firms and (vi) the receipt of two definitive proposals to acquire Clear Channel, as described under “The Merger — Background of the Merger.”

•	The fact that during the 21-day period following the execution of the merger agreement, Goldman Sachs contacted a total of 22 potential buyers that might be interested in exploring a transaction with Clear Channel none of whom submitted a proposal to pursue a transaction with Clear Channel.

•	The opinion dated May 17, 2007 of Goldman Sachs to the Clear Channel board of directors, to the effect that as of that date, and based upon and subject to the factors and assumptions set forth therein, the cash consideration of $39.20 per Public Share that the holders of Public Shares can elect to receive pursuant to the merger agreement was fair from a financial point of view, to such holders as described under “Opinion of Clear Channel’s Financial Advisor.” The full text of the Goldman Sachs opinion is attached to this proxy statement/prospectus as Annex E.

•	The current and historical market prices of Clear Channel’s common stock and the premium over the recent historical market prices of Clear Channel’s common stock reflected in the $39.20 price per share, a premium of approximately 21.7 % above the closing trading price of Clear Channel common stock on October 24, 2006, the day prior to the announcement of Clear Channel’s decision to consider strategic alternatives, a premium of approximately 30.7 % above the average closing price of Clear Channel common stock during the 30 trading days ended October 24, 2006, a premium of approximately 33.9% above the average closing price of Clear Channel common stock during the 60 trading days ended October 24, 2006, and a premium of approximately 17.9% over the average closing trading price of Clear Channel common stock over the one year period ended May 25, 2007.

•	The fact that the $39.20 price per share reflected the highest firm proposal received from all parties contacted in soliciting indications of interest under the process discussed above.

•	The Debt Commitment Letter indicated a strong commitment on the part of the lenders with few conditions that would permit the lenders to terminate their commitments.

•	The terms of the merger agreement and the related agreements, including:
     1. A 21-day post-signing go-shop period, during which Clear Channel may solicit additional interest in transactions involving Clear Channel, and after such 21-day period, continue discussions with certain persons under certain circumstances for an additional 29 days;

     2. Clear Channel’s ability after the go-shop period, under certain other limited circumstances, to furnish information to and conduct negotiations with third parties regarding other proposals;
     3. the fact that the merger agreement permits Clear Channel to respond to Competing Proposals, and upon payment of a fee of $500 million ($300 million during the go-shop period), to accept a proposal that Clear Channel’s board of directors determines to be superior to the terms of the merger agreement and the transactions contemplated thereby, under certain circumstances as more fully described under “The Merger Agreement — Solicitation of Alternative Proposals”;
     4. the limited number and nature of the conditions to funding set forth in the Debt Commitment Letter and the obligation of the buyer to use its reasonable best efforts (1) to obtain the debt financing and (2) if the buyer fails to effect the closing because of a failure to obtain the debt financing, to pay Clear Channel a $500 million termination fee;
     5. the provisions of the merger agreement that allow Clear Channel’s board of directors, under certain circumstances, to change its recommendation that Clear Channel’s shareholders vote in favor of the adoption of the merger agreement;
     6. the limited number and nature of the conditions which must be satisfied prior to the consummation of the merger under the merger agreement, including the absence of a financing condition;
     7. the fact that Clear Channel will be entitled to a termination fee of $600 million, in certain circumstances, if the merger agreement is terminated due to the failure to receive the requisite regulatory approvals prior to a specified date provided that all other conditions to Merger Sub’s obligations to consummate the merger have been satisfied; and
     8. the fact that the Sponsors have agreed not to syndicate equity interests in Merger Sub to other private equity firms that executed confidentiality agreements prior to the signing of the merger agreement.
•	The modifications to the employment agreements of Messrs. Mark, Randall and L. Lowry Mays, including the agreement that the proposed transaction would not be deemed a change of control under their employment agreements.

•	The several limited guarantees provided by the Sponsors and the respective representations, warranties and covenants of the parties.

•	The understanding of the directors, after consulting with their financial and legal advisers, that the termination fee of $500 million ($300 million if the termination occurs during the go-shop period) to be paid by Clear Channel if the merger agreement is terminated under certain circumstances, was reasonable, customary and not preclusive.

•	The fact that Clear Channel shareholders have the option to receive an equity interest in Holdings following the proposed transaction and therefore will participate in any potential future growth or earnings of Clear Channel.

•	The availability of appraisal rights to Clear Channel’s shareholders who comply with all required procedures under Texas law.

•	The experience of the Sponsors in completing acquisitions.
     The board of directors also considered the following potentially negative factors in reaching its decision to approve, adopt and declare advisable in all respects the merger agreement and the transactions contemplated by the merger agreement:

•	The risk that the financing contemplated by the Debt Commitment Letter for the consummation of the merger might not be obtained.

•	The fact that the consideration to be received in the merger by the holders of the outstanding shares of Clear Channel common stock (other than the Rollover Shares) is not all cash.

•	The fact that the merger would be a taxable transaction to the shareholders of Clear Channel with respect to the cash portion of the consideration.

•	The fact that the interests of certain directors and officers of Clear Channel are different in certain respects from the interests of shareholders generally, as described under “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger,” including potential payments to be made to members of Clear Channel’s management in the transaction.

•	The restrictions on the conduct of Clear Channel’s business prior to the consummation of the merger, which, subject to specific limitations, may delay or prevent Clear Channel from taking certain actions during the time that the merger agreement remains in effect.

•	The requirement that under the terms of the merger agreement, Clear Channel would pay the Fincos a termination fee if it were to terminate the merger agreement to accept a Superior Proposal for the acquisition of Clear Channel, if the board of directors were to change its recommendation concerning the merger agreement, and in certain other circumstances (including, in some instances, if shareholders do not vote to adopt the merger agreement), and that Clear Channel’s obligation to pay the termination fee might discourage other parties from proposing a business combination with, or an acquisition of, Clear Channel.

•	The fact that Clear Channel is entering into the merger agreement with a newly formed entity with essentially no assets and, accordingly, that its remedy in connection with a breach, even a breach that is deliberate or willful, of the merger agreement by Merger Sub is limited to a termination fee of $500 million ($600 million in certain circumstances if the breach results in a failure to obtain necessary regulatory consents).

•	The risks and costs to Clear Channel if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential impact on Clear Channel’s businesses.

•	The risk that while the merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, and as a result, it is possible that the merger may not be completed even if approved by Clear Channel’s shareholders.

•	The approvals required for consummation of the transaction, including the approval of the FTC or the Antitrust Division of the U.S. Department of Justice under the HSR Act and the FCC Consent, and the time periods that may be required to obtain those approvals.
     The Clear Channel board of directors considered all of the factors as a whole and the board of directors unanimously considered the factors in their totality to be favorable to and in support of the decision to approve, adopt and declare advisable in all respects the merger agreement and the transactions contemplated by the merger agreement and to recommend that Clear Channel’s shareholders approve and adopt the merger agreement.
     In view of the variety of factors considered in connection with its evaluation of the merger, the Clear Channel board of directors did not find it practicable to and did not quantify, rank or otherwise assign relative or specific weight or values to any of these factors. In addition, each individual director may have given different weights to different factors.

     The foregoing discussion of Clear Channel’s board of directors’ considerations concerning the merger is forward looking in nature. This information should be read in light of the discussions under the heading “Cautionary Statement Concerning Forward-Looking Information.”
Determination of the Special Advisory Committee
     On September 25, 2006, the disinterested members of Clear Channel’s board of directors formed a special advisory committee comprised of three disinterested and independent members of the board. The special advisory committee was formed for the purpose of (i) prior to execution of the original merger agreement, providing its assessment, after receiving the advice of legal and financial advisors and other experts, as to the fairness of the terms of the original merger agreement, and (ii) following execution of the original merger agreement, in the event Clear Channel receives a Competing Proposal, providing its assessment, after receiving the advice of legal and financial advisors and other experts, as to the fairness and/or superiority of the terms of the Competing Proposal and the continuing fairness of the terms of the original merger agreement. The process for pursuing, and all negotiations with respect to, the original merger agreement, Amendment No. 1 and Amendment No. 2 (and any other possible transaction) were not directed by the special advisory committee, but rather were directed by the disinterested directors as a whole. On November 15, 2006, the special advisory committee unanimously determined that the terms of the original merger agreement were fair to Clear Channel’s unaffiliated shareholders.
     In reaching its determination, the special advisory committee consulted its legal and financial advisors and other experts and considered a number of factors, including, but not limited to, those positive and potentially negative factors set forth in Clear Channel’s proxy statement dated January 29, 2007 under the caption “The Merger—Reasons for the Merger—Determinations of the Special Advisory Committee and of the Board of Directors.” The special advisory committee considered all of the factors as a whole in making its assessment. In view of the variety of factors considered in connection with its assessment as to fairness, the special advisory committee did not find it practicable to and did not quantify, rank or otherwise assign relative or specific weight or values to any of these factors. In addition, each individual member of the special advisory committee may have given different weights to different factors.
     The special advisory committee was not requested by the independent directors to separately assess Amendment No. 1 or Amendment No. 2, as neither amendment constitutes a Competing Proposal. As a consequence, Lazard, financial advisor to the special advisory committee, was not requested to provide an opinion with respect to either Amendment No. 1 or Amendment No. 2. The special advisory committee did not, and will not, make any determination of the fairness of the terms of the merger agreement.
Recommendation of the Clear Channel Board of Directors
     After careful consideration Clear Channel’s board of directors by unanimous vote (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who recused themselves from the deliberations):
•	determined that the merger is advisable and in the best interests of Clear Channel and its unaffiliated shareholders;

•	approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement;

•	recommended that the shareholders of Clear Channel vote in favor of the merger and directed that such matter be submitted for consideration of the shareholders of Clear Channel at the special meeting (except that the board of directors did not, and will not, make any recommendation to the shareholders with respect to the election of the Stock Consideration); and

•	authorized the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement.

     The board of directors’ recommendation is based on the Cash Consideration to be received by shareholders that make a Cash Election. The board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings.
Interests of Clear Channel’s Directors and Executive Officers in the Merger
     In considering the recommendation of the Clear Channel board of directors with respect to the merger agreement, you should be aware that some of Clear Channel’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Clear Channel’s shareholders generally. These interests, to the extent material, are described below. The Clear Channel board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger. Additionally, concurrently with the execution of the merger agreement, the Fincos and each of the members of Clear Channel’s board of directors entered into a letter agreement pursuant to which each director has agreed that he or she will not elect to receive the Stock Consideration with respect to any and all shares of Clear Channel common stock, Clear Channel restricted stock and Clear Channel stock options beneficially held by such director.
Treatment of Clear Channel Stock Options
     As of May 15, 2007, there were 6,444,823 outstanding Clear Channel stock options held by Clear Channel’s directors and executive officers under Clear Channel’s stock option plans. Of these Clear Channel stock options, 2,211,068 have an exercise price below $39.20, and are considered “in the money.” Except as otherwise agreed to by the Fincos, Holdings, and a holder of Clear Channel stock options, each outstanding Clear Channel stock option that remains outstanding and unexercised as of the Effective Time, whether vested or unvested (except as described below under “Equity Rollover” or which is subject to a valid irrevocable stock election), will automatically become fully vested and convert into the right to elect to receive a cash payment equal to the product of (i) the excess, if any, of the Cash Consideration plus any Additional Consideration over the exercise price per share of the Clear Channel stock option and (ii) the number of shares of Clear Channel common stock issuable upon exercise of such Clear Channel stock option. As of the Effective Time, Clear Channel stock options will no longer be outstanding and will automatically cease to exist, and the holders thereof will no longer have any rights with respect to Clear Channel stock options, except the right to receive the cash payment, if any, described in the preceding sentence.
     The following table identifies, for each of Clear Channel’s directors and executive officers, the aggregate number of shares of Clear Channel common stock subject to outstanding vested and unvested “in the money” options as of May 15, 2007, the aggregate number of shares of Clear Channel common stock subject to outstanding unvested “in the money” options that will become fully vested in connection with the merger, the weighted average exercise price and value of such unvested “in the money” options, and the weighted average exercise price and value of vested and unvested “in the money” options. The information in the table assumes that all options remain outstanding on the closing date of the merger.

			Weighted		Weighted
		Number of	Average		Average
	Aggregate	Shares	Exercise		Exercise Price	Value of
	Shares	Underlying	Price of	Value of	of Vested and	Vested and
	Subject to	Unvested	Unvested	Unvested	Unvested	Unvested
Name	Options	Options	Options	Options	Options	Options
Alan D. Feld	7,833	1,567	$38.08610	$1,745	$38.08610	$8,725
Perry J. Lewis	51,681	1,567	$38.08610	$1,745	$30.40824	$454,367
L. Lowry Mays	749,693	—	—	—	$32.43055	$5,075,010
Mark P. Mays	499,691	499,691	$32.78604	$3,204,997	$32.78604	$3,204,997
Randall T. Mays	499,691	499,691	$32.78604	$3,204,997	$32.78604	$3,204,997
B. J. McCombs	38,166	24,267	$32.02353	$174,154	$32.91242	$239,972

			Weighted		Weighted
		Number of	Average		Average
	Aggregate	Shares	Exercise		Exercise Price	Value of
	Shares	Underlying	Price of	Value of	of Vested and	Vested and
	Subject to	Unvested	Unvested	Unvested	Unvested	Unvested
Name	Options	Options	Options	Options	Options	Options
Phyllis B. Riggins	7,833	1,567	$38.08610	$1,745	$38.08610	$8,725
Theodore H. Strauss	7,833	1,567	$38.08610	$1,745	$38.08610	$8,725
J. C. Watts	7,833	1,567	$38.08610	$1,745	$38.08610	$8,725
John H. Williams	7,833	1,567	$38.08610	$1,745	$38.08610	$8,725
John B. Zachry	22,500	18,000	$31.72000	$134,640	$31.72000	$168,300
Paul J. Meyer	—	—	—	—	—	—
John E. Hogan	244,268	199,878	$30.28494	$1,781,925	$31.15280	$1,965,673
Herbert W. Hill, Jr.	15,626	11,830	$32.97996	$73,583	$33.48541	$89,296
Andrew W. Levin	40,717	29,807	$32.67544	$189,780	$33.35672	$237,921
Donald D. Perry	9,870	9,870	$30.72442	$83,654	$30.72442	$83,654
Treatment of Clear Channel Restricted Stock
     As of May 15, 2007, Clear Channel’s directors and executive officers held 721,432 shares of Clear Channel restricted stock. Each share of Clear Channel restricted stock that remains outstanding as of the Effective Time, whether vested or unvested (except as otherwise agreed by the Fincos, Holdings, Clear Channel and a holder of Clear Channel restricted stock), will automatically become fully vested and convert into the right to receive either the Cash Consideration or the Stock Consideration. As of the Effective Time, all shares of Clear Channel restricted stock (except as described below under “Equity Rollover”) will no longer be outstanding and will automatically cease to exist, and such directors and executive officers will no longer have any rights with respect to their shares of Clear Channel restricted stock, except the right to elect to receive either the Cash Consideration or the Stock Consideration in respect of each share of Clear Channel restricted stock.
     The following table identifies, for each of Clear Channel’s directors and executive officers, the aggregate number of shares of Clear Channel restricted stock held by such director or executive officer as of May 15, 2007 and the value of these shares of Clear Channel restricted stock that will become fully vested in connection with the merger. The information in this table assumes that all such shares of Clear Channel restricted stock remain outstanding on the closing date of the merger.

	Aggregate Shares of	Value of Shares of
	Clear Channel Restricted	Clear Channel Restricted
Name	Stock	Stock
Alan D. Feld	5,400	$211,680
Perry J. Lewis	5,400	$211,680
L. Lowry Mays	84,000	$3,292,800
Mark P. Mays	234,000	$9,172,800
Randall T. Mays	234,000	$9,172,800
B. J. McCombs	—	—
Phyllis B. Riggins	6,000	$235,200
Theodore H. Strauss	5,400	$211,680
J. C. Watts	5,400	$211,680
John H. Williams	5,400	$211,680
John B. Zachry	—	—
Paul J. Meyer	12,000	$470,400
John E. Hogan	75,000	$2,940,000
Herbert W. Hill, Jr.	9,750	$382,200
Andrew W. Levin	20,932	$820,534
Donald D. Perry	18,750	$735,000

Severance
     At the request of Clear Channel’s disinterested directors, Clear Channel has entered into second amendments to the current employment agreements with each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays, to (i) provide that the consummation of the merger alone will not give them “Good Reason” (as defined in the employment agreements) to resign and receive the severance payments and benefits provided in the respective employment agreements, and (ii) modify the severance provisions applicable following consummation of the merger as follows:
•	Effective upon consummation of the merger, or a transaction qualifying as a “Superior Proposal” as defined in the merger agreement, the employment agreements for each of Messrs. Mark P. Mays and Randall T. Mays have been modified to provide that if his employment is terminated by Clear Channel without “Cause” or if he resigns for “good reason”, then he will each receive (i) a lump-sum cash payment equal to the base salary, bonus and accrued vacation pay through the date of termination, (ii) a lump-sum cash payment equal to 2.99 times the sum of his base salary and bonus (using the highest bonus paid to executive in the three years preceding the termination, but not less than $1,000,000), and (iii) three years continued benefits for himself, his spouse and his dependents. As part of the amendments, both Messrs. Mark P. Mays and Randall T. Mays have also relinquished the right to receive a federal and state income-tax “gross-up” payment in connection with amounts payable upon termination, as well as the right to receive options to purchase 1,000,000 shares of Clear Channel common stock upon termination. Except as described above, the employment agreements otherwise remain as previously in effect until the Effective Time.

•	Effective upon consummation of the merger or a transaction qualifying as a Superior Proposal as defined in the merger agreement, the employment agreement for Mr. L. Lowry Mays has been modified to provide that, if his employment is terminated by Clear Channel without “Cause” or if he resigns for “good reason”, then he will receive a lump-sum cash payment equal to his base salary, bonus and accrued vacation pay through the date of termination. As part of the amendment, Mr. L. Lowry Mays has relinquished (i) his right to any other cash severance payments (other than the right to receive a federal and state income tax “gross-up” payment in connection with amounts payable upon termination), as well as (ii) the right to receive options to purchase 1,000,000 shares of Clear Channel common stock upon termination. Except as described above, the employment agreement otherwise remains as previously in effect until the Effective Time.
     Pursuant to a severance policy adopted by Clear Channel, any corporate officer of Clear Channel (including executive officers) actively employed on November 16, 2006, except for any corporate officer who is collectively bargained or party to an employment or other agreement with Clear Channel or any of its subsidiaries that provides for severance, who is terminated without “cause” or resigns for “good reason” in the period beginning on November 16, 2006 and ending one year after the Effective Time, will be entitled to 18 months of his or her “base pay” plus 18 months of his or her “monthly bonus” as severance. Monthly bonus is defined by the severance policy to be an amount equal to the corporate officer’s 2006 annual bonus earned by the officer divided by 12.
     Assuming that each executive officer is involuntarily terminated without “cause” or such employee terminates employment for “good reason” between November 16, 2006 and the date that is one year following the Effective Time, the amount of cash severance benefits (based upon the executive officer’s current monthly “base pay” and his or her 2006 monthly bonus) that would be payable is:

Estimated Potential Cash
Name	Severance Benefits
L. Lowry Mays(1)	—
Mark P. Mays(1)	—
Randall T. Mays(1)	—
Paul J. Meyer(1)	—

Estimated Potential Cash
Name	Severance Benefits
John E. Hogan(1)	—
Herbert W. Hill, Jr.	$390,251
Andrew W. Levin	$873,626
Donald D. Perry(2)	$966,250

(1)	Messrs. L. Lowry Mays, Mark P. Mays, Randall T. Mays, Paul J. Meyer and John Hogan are all employed pursuant to employment agreements and not covered by this severance policy. In addition, each of the employment agreements of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays will be terminated or modified, as applicable, and replaced with new or amended employment agreements which terms will be as described below under “New Employment Agreements.”

(2)	In connection with a divestiture of certain radio and television assets, Clear Channel’s severance policy provides that if a corporate officer, except for any corporate officer who is collectively bargained or party to an employment or other agreement with Clear Channel or any of its subsidiaries that provides for severance, is involuntarily terminated without “cause,” not offered comparable employment with the successor entity, or resigns for “good reason” in connection with the divestiture, the corporate officer will be entitled to 24 months of his or her “base pay” plus 24 months of his or her “monthly bonus” as severance.
Equity Rollover
     In connection with the merger agreement, the Fincos and Mr. L. Lowry Mays, Clear Channel’s chairman of the board of directors, Mr. Mark P. Mays, Clear Channel’s Chief Executive Officer/Chief Operating Officer, and Mr. Randall T. Mays, Clear Channel’s President/Chief Financial Officer, entered into a letter agreement (as supplemented in connection with Amendment No. 2, the “Letter Agreement”), pursuant to which each of Messrs. Mark P. Mays and Randall T. Mays have agreed to convert $10 million of shares of Clear Channel common stock, shares of Clear Channel restricted stock and “in the money” Clear Channel stock options into equity securities of Holdings. The Letter Agreement provides that Messrs. Mark P. Mays and Randall T. Mays, upon execution of new or amended employment agreements with the surviving corporation, will each receive $20 million in restricted common stock of Holdings, which will vest ratably over five years. Additionally, Clear Channel has been informed that the Fincos and the Sponsors have provided Messrs. L. Lowry Mays and B. J. McCombs, each a member of Clear Channel’s board of directors, the opportunity to convert, although the Fincos and the Sponsors are under no obligation to provide such opportunity, a portion of their shares of Clear Channel common stock, shares of Clear Channel restricted stock and “in the money” Clear Channel stock options held by them into equity securities of Holdings. Mr. L. Lowry Mays’ current intention is to sell 100% of his equity securities in Clear Channel. However, Mr. L. Lowry Mays has informed Clear Channel’s board of directors that if he seeks to rollover some portion of his holdings, he will sell a substantial majority of his holdings in the transaction.
     The merger agreement contemplates that the Fincos and Holdings may agree to permit certain executive officers to elect that some of their outstanding shares of Clear Channel common stock, shares of Clear Channel restricted stock and “in the money” Clear Channel stock options will not be cancelled in exchange for the Merger Consideration, but instead will be converted into shares or options to purchase shares of Holdings following the effectiveness of the merger. We contemplate that such conversions, if any, would be based on the fair market value on the date of conversion, which we contemplate to be the per share cash consideration being paid to Clear Channel shareholders in the merger and the per share prices paid by the Sponsors in connection with Equity Financing for the transactions contemplated by the merger agreement, and in the case of Clear Channel stock options, would preserve the aggregate spread value of the rolled options. As of the date of this proxy statement/prospectus, except for the Letter Agreement, no member of Clear Channel’s management nor any director has entered into any agreement, arrangement or understanding with the Fincos or Merger Sub or their affiliates regarding any such arrangements.
     The Fincos and Merger Sub have informed Clear Channel that they anticipate offering certain members of Clear Channel’s management the opportunity to convert a portion of their current equity interests in Clear Channel into equity of Holdings and/or to the right to purchase equity interests in the surviving corporation or an affiliate of the surviving corporation. Although we believe members of Clear Channel’s management team are likely to enter into new arrangements to purchase or participate in the equity of the surviving corporation or an affiliate, these matters are subject to further negotiations and discussion and no terms or conditions have been finalized (other than the Letter Agreement). Any such new arrangements are expected to be entered into prior to the completion of the merger.
New Equity Incentive Plan
     In connection with the consummation of the merger, Holdings will adopt a new equity incentive plan, under which participating employees will be eligible to receive options to acquire stock or other equity interests and/or restricted share interests in Holdings. The Letter Agreement contemplates that this new equity incentive plan will permit the grant of options covering 12.5% of the fully diluted equity of Holdings immediately after consummation of the merger (with exercise prices set at fair market value for shares issuable upon exercise of such options, which for initial grants we contemplate would be tied to the price paid by the Sponsors or their affiliates for such securities). The Sponsors, the Fincos, and Clear Channel’s management are still analyzing various alternatives for the implementation of the new equity incentive plan contemplated by the Letter Agreement. It is contemplated by the parties to the Letter Agreement that, at the closing of the merger, a significant majority of the options or other equity securities permitted to be issued under the new equity incentive plan will be granted. As part of this grant, each of Messrs. Mark P. Mays and Randall T. Mays will receive grants of options equal to 2.5% of the fully diluted equity of Holdings. The remaining 7.5% of the fully diluted equity subject to the new equity incentive plan will be granted immediately after consummation of the merger to other employees of Clear Channel, including officers of Clear Channel, or reserved for future issuance. Of the options or other equity securities to be granted to Messrs. Mark P. Mays and Randall T. Mays under the new equity incentive plan at the closing of the merger, 50% will vest solely based upon continued employment (with 25% vesting on the third anniversary of the grant date, 25% vesting on the fourth anniversary of the grant date and 50% vesting on the fifth anniversary of the grant date) and the remaining 50% will vest based both upon continued employment and upon the achievement of predetermined performance targets. These options will have an exercise price equal to the fair market value at the date of grant, which we contemplate to be the same price per share paid by the Sponsors in connection with the Equity Financing for the merger. The size and terms of the option grants to other employees of Clear Channel, including officers of Clear Channel, have not yet been determined.
New Employment Agreements
     The Letter Agreement provides that Mr. L. Lowry Mays’ existing employment agreement will be terminated effective at the Effective Time and replaced with a new five-year employment agreement pursuant to which Mr. L. Lowry Mays will receive an annual salary of $250,000 and benefits and perquisites consistent with his current arrangement. Mr. Mays also will be eligible to receive an annual bonus of not less than $1 million upon satisfaction of certain performance goals of the surviving corporation. Mr. L. Lowry Mays also will agree to be bound by customary covenants not to compete and not to solicit employees during the term of his agreement.
     The Letter Agreement also provides that each of Messrs. Mark P. Mays and Randall T. Mays’ existing employment agreements will be terminated or modified effective at the Effective Time, and that each new or modified employment agreement will have the following terms:
•	the provision of the new option grants as summarized above;

•	severance upon termination in a lump sum amount equal to three times the executive’s annual base salary plus the executive’s prior year’s annual cash bonus;

•	a five-year term, automatically extended for consecutive one year periods unless 12 months prior notice of non-renewal is provided by the terminating party;

•	salary consistent with current salary in effect;

•	annual bonus not less than executive’s bonus for the year ended December 31, 2006, so long as the surviving corporation reaches certain performance goals; and

•	certain benefits and perquisites consistent with those provided by the executive’s current employment agreements (including “gross-up” payments for excise taxes that may be payable as a result of the merger).

Board of Director Representations
     The Letter Agreement provides that Messrs. Mark P. Mays and Randall T. Mays each will be a member of the board of directors of Holdings, for so long as they are officers of Holdings. Mr. L. Lowry Mays will serve as Chairman — Emeritus of Holdings.
Indemnification and Insurance
     Under the terms of the merger agreement, Merger Sub has agreed that all current rights of indemnification provided by Clear Channel for its current and former directors or officers shall survive the merger and continue in full force and effect. Merger Sub has also agreed to indemnify, defend and hold harmless, and advance expenses to Clear Channel’s current and former directors or officers to the fullest extent required by Clear Channel’s articles of incorporation, bylaws or any indemnification agreement to which Clear Channel is a party.
     Additionally, the surviving corporation for the six years following the Effective Time, will indemnify and hold harmless each current and former officers and directors of Clear Channel from any costs or expenses paid in connection with any claim, action or proceeding arising out of or related to (i) any acts or omissions of a current or former officer or director in their capacity as an officer or director if the service was at the request or for the benefit of Clear Channel or any of its subsidiaries or (ii) the merger, the merger agreement or any transactions contemplated thereby.
     In addition, at Clear Channel’s election, Clear Channel or the Fincos will obtain insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance that provides coverage for events occurring on or before the Effective Time. The terms of the policies will be no less favorable than the existing policy of Clear Channel, unless the cost of the policies would exceed 300% of the current policy’s annual premium, in which case the coverage will be the greatest amount available for an amount not exceeding 300% of the current premium.
     Holdings’ second amended and restated certificate of incorporation authorizes the indemnification of directors for breach of fiduciary duty except to the extent such exculpation is not permitted under the Delaware General Corporation Law (“DGCL”). The DGCL § 145(e) permits Holdings to pay expenses of a director or officer in advance of a final disposition of a proceeding if the director or officer provides Holdings with an undertaking to repay such expenses if it is ultimately determined that he is not entitled to be indemnified. Holdings also is permitted to pay expenses incurred by other employees and agents upon such terms and conditions, if any, as the Holdings board of directors deems appropriate.
     Insofar as indemnification of liabilities under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Voting Agreement
     In connection with the development of the May 2, 2007 term sheet presented to the Clear Channel, and the execution of Amendment No. 2, the Fincos requested that Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), Highfields Capital III LP, an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. (“Highfields III”), and Highfields Capital Management LP, a Delaware limited partnership (“Highfields Management” and, together with Highfields I, Highfields II and Highfields III, the “Highfields Funds”) enter into a Voting Agreement with the Fincos, Merger Sub and Holdings and such agreement was reached and entered into on May 26, 2007 (the “Voting Agreement”).
     As part of the Voting Agreement, among other things, the Sponsors and Holdings and its subsidiaries have agreed that the second amended and restated certificate of incorporation and bylaws of Holdings will each be, as of the effective time of the merger, in the form attached as Exhibits 3.1 and 3.2 to this registration statement, and to enter into an agreement restricting Holdings and subsidiaries from engaging in certain affiliate transactions with the

Sponsors or their affiliates (see “Certain Affiliate Transactions”). Pursuant to the Voting Agreement, the Highfields Funds have agreed that during the time the Voting Agreement is in effect, at every meeting of the shareholders of Clear Channel or adjournment or postponement thereof, or for any written consents of shareholders taken, they will:
•	cause the 24 million shares of Common Stock they owned as of the date of the Voting Agreement (the “Covered Shares”) and any shares of Clear Channel common stock they acquire after that time (the “After Acquired Shares”) to be counted as present for purposes of calculating a quorum, and

•	vote (or cause to be voted) in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all of the Covered Shares and any After Acquired Shares that the Highfields Funds are entitled to vote,
(i)	in favor of adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger;

(ii)	against any extraordinary corporate transaction (other than the merger or pursuant to the merger) or any Competing Proposal, or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Competing Proposal, and

(iii)	in favor of any proposal to adjourn the special meeting of shareholders to vote upon the merger which Holdings and the Fincos support.
     The Highfields Funds have agreed that (i) during the time the Voting Agreement is in effect, not to, directly or indirectly, grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares and any After Acquired Shares, and (ii) until after the vote has been taken at the shareholders meeting called to approve the merger not to, directly or indirectly, sell, transfer, assign, dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, the beneficial ownership of any Covered Shares, although the Highfields Funds may make a transfer to their affiliates, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations under the Voting Agreement, or as otherwise permitted by the Fincos. In addition the Highfields Funds agreed that while the Voting Agreement is in effect, they and their affiliates will not solicit proxies or become a “participant” in any solicitation in opposition to the solicitation of proxies by Clear Channel and the Fincos for the merger agreement and they will publicly acknowledge their voting obligations in all public statements and public filings they make about the merger.
     In addition, the parties to the Voting Agreement agreed that unless such actions taken or investments of the Highfields Funds would result in Holdings or its affiliates not being qualified under the Communications Act to control Clear Channel is FCC Licenses (as in effect on the date of such action) or such actions or investments would cause any other violations by Holdings or its affiliates of the Communications Act or the FCC’s rules:
•	immediately following the effective time of the merger, the Board of Directors of Holdings will consist of 12 directors, one of whom will be a United States citizen and be named by Highfields Management (which member will be named to Holdings’ nominating committee) and one member of which will be a United States citizen and will be selected by Holdings’ nominating committee after consultation with Highfields Management and any holder whose Stock Election is reasonably expected to result in such holder owning three percent (3%) or more of the total outstanding equity securities of Holdings (these two directors, “Public Directors”);

•	until the Highfields Funds beneficially own (as defined under the Securities Exchange Act of 1934, as amended) less than 5% of the outstanding shares of voting securities of Holdings issued as Stock Consideration (“Required Percentage”), in connection with each election of Public Directors (and with respect to any replacements of such directors if they can no longer serve), Holdings will:
(i)	nominate as Public Directors one candidate selected by Highfields Management and one candidate selected by Holdings’ nominating committee after consultation with Highfields Management and any public holder owning three percent (3%) or more of the total outstanding equity securities of Holdings,

(ii)	recommend the election of such candidates,

(iii)	solicit proxies for the election of such candidates, and

(iv)	to the extent authorized by shareholders granting proxies, vote the voting securities represented by all proxies granted by shareholders in connection with the solicitation of proxies by the Board for such meeting, in favor of such candidates.
•	until the Highfields Funds no longer own the Required Percentage, the Fincos and their affiliates will vote all shares of voting securities which they own and which are eligible to vote for the election of the Public Directors in favor of such candidates’ election as Public Directors.

•	until the Highfields Funds no longer own the Required Percentage, subject to the Holdings Board’s fiduciary duties, at least one Public Director will be appointed (and, if required, replaced by another Public Director) to each of the committees of the Board of Holdings.
     Highfields Management has represented, among other things, that (i) it is qualified to hold an “attributable interest” in Holdings, Clear Channel, or their affiliates under the FCC’s media ownership rules, and (ii) neither Highfields Management nor any party holding an attributable interest in Highfields Management holds media interests that conflict with Clear Channel’s media interests or would impede or delay regulatory consents to consummate the merger. Also, if any affiliate of Highfields Management or any other Highfields Fund should be deemed to hold an attributable interest in Holdings, Clear Channel, or their affiliates, Highfields Management either (i) will demonstrate that such Highfields Management affiliate is qualified to hold such interest and has no media interests that would conflict with the Clear Channel’s media interests or delay or impede regulatory consents to consummate the merger or (ii) will elect among certain curative actions, including relinquishing certain of its rights under the Voting Agreement.
     In connection with the Voting Agreement, the Fincos have cancelled and have agreed not to accept or enter into any subscription agreement or understandings to acquire equity securities in Holdings with any private investment funds that are stockholders of the Clear Channel and are not limited partners or shareholders of an investment fund managed by one of the Sponsors and certain investment funds who are stockholders of Clear Channel and who executed such commitments after January 31, 2007. No new arrangements with such investment funds may be entered into prior to the effective time of the Merger.
     The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the merger; (ii) upon termination of the merger agreement in accordance with its terms; or (iii) upon mutual written agreement of the Highfields Funds, Holdings, the Fincos and Merger Sub. Certain limited provisions including the director nomination provision set forth above survive the effective time of the merger.
     Certain funds affiliated with the Sponsors have agreed that prior to the termination or expiration of the Voting Agreement, to use their reasonable best efforts to cause the obligations of the Fincos, Holdings and Merger Sub to comply with the provisions set forth above.
CERTAIN AFFILIATE TRANSACTIONS
     Under the Voting Agreement entered into with the Highfields Funds, the Sponsors and Holdings and its subsidiaries have agreed to enter into an agreement, under which Holdings and its subsidiaries agreed that they will not enter into or effect any affiliate transaction between Holdings or of one of its subsidiaries, on the one hand, and either Sponsor or any other private investment fund under common control with either Sponsor (collectively referred to herein as the “principal investors”), on the other hand, without the prior approval of either a majority of the independent directors of Holdings or a majority of the then-outstanding shares of Class A common stock (excluding for purposes of such calculation from both (x) the votes cast and (y) the outstanding shares, all shares held at that time by any principal investor, any affiliate of a principal investor or members of management and directors of Holdings whose beneficial ownership information is required to be disclosed in filings with the SEC pursuant to Item 403 of Regulation S-K, such shares referred to herein as the “public shares”). Such agreement will become effective as of the effective time of the merger and expire upon the earlier of (i) an underwritten public offering and sale of Holdings’ common stock which results in aggregate proceeds in excess of $250 million to Holdings and after which Holdings’ common stock is listed on NASDAQ’s National Market System or another national securities exchange (a “qualified public offering”) and (ii) the consummation of a certain transaction resulting in a change of control (as defined therein) of Holdings. The following are not deemed to be affiliate transaction for purposes of the agreement described in the previous sentence: (i) any commercial transaction between Holdings or any of its subsidiaries, on the one hand, and any portfolio company in which any principal investor or any affiliate of a principal investor has a direct or indirect equity interest, on the other, so long as such transaction was entered into on an arms’- length basis; (ii) any purchase of bank debt or securities by a principal investor or an affiliate of a principal investor or any transaction between a principal investor or affiliate of a principal investor on the one hand, and Holdings or one of its subsidiaries on the other hand, related to the ownership of bank debt or securities, provided such purchase or transaction is on terms (except with respect to relief from all or part of any underwriting or placement fee applicable thereto) comparable to those consummated within an offering made to unaffiliated third parties; (iii) the payment by Holdings or one of its subsidiaries of up to $87.5 million in transaction fees to the principal investors or their affiliates in connection with the transactions contemplated by the merger agreement; (iv) any payment of management, transaction, monitoring or any other fees to the principal investors or their affiliates except pursuant to an arrangement or structure whereby the holders of public shares of Holdings are made whole for the portion of such fees paid by Holdings that would otherwise be proportionate to their share holdings; and (v) any transaction to which a principal investor or an affiliate thereof is a party in its capacity as a stockholder of Holdings that is offered generally to other stockholders of Holdings (including the holders of shares of Class A common stock) on comparable or more favorable terms.
     A change of control of Holdings will be deemed to have occurred upon the occurrence of any of the following: (i) any consolidation or merger of Holdings with or into any other corporation or other, or any other corporate reorganization or transaction (including the acquisition of stock of Holdings), in which the direct and indirect stockholders of Holdings immediately prior to such consolidation, merger, reorganization or transaction, own stock either representing less than fifty percent (50%) of the economic interests in and less than fifty percent (50%) of the voting power of Holdings or other surviving entity immediately after such consolidation, merger, reorganization or transaction or that does not have, through the ownership of voting securities, by agreement or otherwise, the power to elect a majority of the entire board of directors of Holdings or other surviving entity immediately after such consolidation, merger, reorganization or transaction, excluding any bona fide primary or secondary public offering, (ii) any stock sale or other transaction or series of related transactions, after giving effect to which in excess of fifty percent (50%) of the Holdings’ voting power is owned by any person or entity and its “affiliates” or “associates” (as such terms are defined in the rules adopted by the SEC under the Exchange Act), other than the principal investors and their respective affiliates, excluding any bona fide primary or secondary public offering; or (iii) a sale, lease or other disposition of all or substantially all of the assets of Holdings.
     The agreement described above terminates upon the earliest of the termination of the merger agreement, a qualified public offering and the consummation of a change of control (as defined therein). Other than as described in the prior sentence, such agreement may not be terminated, amended, supplemented or otherwise modified without the prior written approval of either (i) a majority of the independent directors of Holdings elected by the holders Class A common stock or (ii) a majority of the then-outstanding public shares.
FINANCING
Financing of the Merger
     As of March 31, 2007, on a pro forma basis, the total amount of funds necessary to complete the merger is anticipated to be approximately $22.8 billion, consisting of (i) approximately $19.5 billion to pay Clear Channel’s shareholders and optionholders the amounts due to them under the merger agreement, assuming that no Clear Channel shareholder validly exercises and perfects its appraisal rights and that none of the unaffiliated shareholders will make a Stock Election covering any of their Clear Channel Shares in the merger, (ii) approximately $2.4 billion to refinance certain existing indebtedness, including all of Clear Channel’s existing bank indebtedness and certain issues of Clear Channel’s outstanding public debt, and (iii) approximately $0.9 billion to pay transaction costs in connection with the merger and related transactions, including professional fees, employee benefit costs, change of control payments, financing costs and other related expenses and charges. These amounts are anticipated to be funded by Merger Sub in a combination of equity contributions by entities controlled by the Sponsors and other investors indirectly into Merger Sub, debt financing obtained by Merger Sub and the Fincos and made available to Merger Sub and Clear Channel and to the extent available, cash of Clear Channel. Holdings, Merger Sub and the Fincos have obtained equity and debt financing commitments described below in connection with the transactions contemplated by the merger agreement. To the extent that unaffiliated shareholders make any Stock Elections covering all or a portion of their Clear Channel Shares in the merger, the funds necessary to complete the merger will be correspondingly reduced by the Stock Consideration and accordingly, the aggregate amount of equity contributions required to be made by entities controlled by the Sponsors and their co-investors and their percentage ownership of Holdings will be reduced by the amount of the Stock Elections (up to the maximum thirty percent (30%) cap for Stock Elections described above).
Equity Financing
     Pursuant to replacement equity commitment letters signed in connection with Amendment No. 2, Bain Capital Fund IX and THL Partners Fund VI, which we refer to as the Sponsors, have severally agreed to purchase (either directly or indirectly through one or more intermediate entities) up to an aggregate of $3.94 billion of equity securities of Holdings (the “Equity Financing”) and to cause all or a portion of such cash to be contributed to Merger Sub as needed for the merger and related transactions (including payment of cash merger consideration to Clear Channel shareholders, repayment of certain Clear Channel debt, and payment of certain transaction fees and expenses). Each Sponsors’ equity commitment will be reduced by half of the amount of Stock Consideration elected by Clear Channel Shareholders (that is, an aggregate reduction equal to $39.20 multiplied by the number of Clear Channel shares subject to elections to receive Stock Consideration). Subject to certain conditions, each of the Sponsors may also assign a portion of its equity commitment obligation to other investors, resulting in a corresponding reduction of such Sponsor’s commitment to the extent the assignee funds its commitment, provided that any such transfer will not release such Investor of its obligations under the limited guarantees. As a result, the investor groups may ultimately include additional equity investors, although it is anticipated that all or substantially all of such co-investment by third parties would be through entities controlled by the Sponsors.
Debt Financing
     In connection with Amendment No. 2, Merger Sub and the Fincos have received a second amended and restated debt commitment letter, dated May 17, 2007 (the “Debt Commitment Letter”), from Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, The Royal Bank of Scotland plc, RBS Securities Corporation, Wachovia Bank, National Association, Wachovia Investment Holdings, LLC and Wachovia Capital Markets, LLC (collectively, the “Financing Sources”) to provide $22.125 billion in aggregate debt financing (the “Debt Financing”), which is currently anticipated to consist of (i) senior secured credit facilities in an aggregate principal amount of $18.525 billion (the “Senior Secured Credit Facilities”), (ii) a receivables backed credit facility with a maximum availability of $1.000 billion with actual availability limited by a “borrowing base” (which is calculated periodically based on a specified percentage of accounts receivables and is subject to adjustments for reserves and other matters) (the “Receivables Backed Credit Facility”), and (iii) a senior bridge loan facility in an aggregate principal amount of up to $2.600 billion (the “Senior Bridge Facility”) to finance, in part, the Transactions and, after the closing date of the merger, to provide for ongoing working capital, refinance other debt and general corporate purposes.
     If availability under the Receivables Backed Credit Facility is less than $750 million on the closing date of the merger due to borrowing base limitations, the Financing Sources have agreed to increase their commitments and availability under the Senior Secured Credit Facilities by the amount of such shortfall. In addition, Merger Sub and the Fincos have engaged Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, RBS Securities Corporation and Wachovia Capital Markets, LLC to place or underwrite the issuance and sale of $2.600 billion in aggregate principal amount of new senior notes (the “New Senior Notes”) in a public offering or in a Rule 144A or other private placement to finance, in part, the Transactions. If the New Senior Notes are issued or sold for the full amount upon or prior to the closing of the merger, no borrowings will be made under the committed Senior Bridge Facility, which will only be used if the full amount of the New Senior Notes are not issued or sold upon or prior to the closing of the merger
     The debt commitments expire on the termination date set forth in the merger agreement, as may be extended pursuant to the terms of the merger agreement. The availability of the Debt Financing under the Debt Commitment Letter is subject to customary closing conditions, including:
          • the consummation of the merger in accordance with the merger agreement;

          • the absence of any amendments or waivers to the merger agreement which are materially adverse to the lenders and which have not been approved by the lead arrangers under the Debt Commitment Letter;
          • the absence of any “Material Adverse Effect on the Clear Channel” (as defined below under “The Merger Agreement — Representations and Warranties”);
          • the receipt by Merger Sub of cash equity contributions, when taken together with the proceeds of the Debt Financing and available cash, in an amount required to consummate the Transactions;
          • the execution of definitive documentation consistent with the term sheets for the Debt Financing;
          • the receipt of specified financial statements of Clear Channel; and
          • the receipt of customary closing documents and deliverables.
     The Debt Commitment Letter and the availability of the Debt Financing are not conditioned on, nor do they require or contemplate the acquisition of, the outstanding public shares of Clear Channel Outdoor. The Debt Commitment Letter and the Debt Financing do not require or contemplate any changes to the existing cash management and intercompany arrangements between Clear Channel and Clear Channel Outdoor, the provisions of which are described in Clear Channel Outdoor’s SEC filings. The consummation of the merger will not permit Clear Channel Outdoor to terminate these arrangements and Clear Channel may continue to use the cash flows of Clear Channel Outdoor for its own general corporate purposes pursuant to the terms of the existing cash management and intercompany arrangements between Clear Channel and Clear Channel Outdoor, which may include making payments on the Debt Financings and any other debt financing arrangements.
     The Debt Commitment Letter contemplates that at least a majority in principal amount of each of Clear Channel’s existing 7.65% Senior Notes Due 2010 and AMFM Operating Inc.’s existing 8% Senior Notes due 2008 (the “Repurchased Existing Notes”) will be repurchased, redeemed, satisfied or discharged on the closing date of the merger or as soon as practicable thereafter. Under the merger agreement, Clear Channel has agreed to commence, and to cause AMFM Operating Inc. to commence, debt tender offers to purchase the Repurchased Existing Notes with the assistance of the Fincos. As part of the debt tender offers, Clear Channel and AMFM Operating Inc. will solicit the consent of the holders to amend, eliminate or waive certain sections (as specified by the Fincos) of the applicable indenture governing the Repurchased Existing Notes. The closing of the debt tender offers shall be conditioned on the occurrence of the closing of the merger, but the closing of the merger and the Debt Financing are not conditioned upon the closing of the debt tender offers. In addition, the Debt Financing, as well as any supplemental, replacement or other debt financing arrangements, is expected to contain representations and warranties, covenants, events of default, mandatory prepayment or redemption requirements and other provisions as may be customary for the type of Debt Financing governed thereby.
     The foregoing describes the Debt Financing currently contemplated by the Debt Commitment Letter. There can be no assurance that the actual debt financing arrangements will be consistent with the Debt Financing described above.
     Although the Debt Financing is not subject to due diligence or a typical “market out” provision (i.e. a provision allowing lenders not to fund their commitments if certain conditions in the financial markets prevail), the Debt Financing may not be considered assured. Merger Sub and the Fincos have agreed under the merger agreement that if any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter, they have agreed to use their reasonable best efforts to obtain alternative financing from alternative sources. In addition, under the merger agreement, the Debt Commitment Letter may be amended, restated, supplemented or otherwise modified, superseded or replaced to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities, increase the amount of debt, replace or modify the facilities or otherwise replace or modify the Debt Commitment Letter in a manner not less beneficial in the aggregate to Merger Sub, the Fincos and Holdings, except that any new debt financing commitments shall not (i) adversely amend the conditions to the debt financing set forth in the Debt Commitment Letter in any material respect, (ii) reasonably be expected to delay or prevent the closing of the merger, or (iii) reduce the aggregate amount of debt financing available for closing unless replaced with new equity or debt financing. Subject to the foregoing, Merger Sub and the Fincos are permitted under the merger agreement to obtain other debt financing arrangements. The debt financing arrangements are subject to change (whether as a result of market conditions or otherwise) and the Debt Financing described above or any other debt financings remain subject to negotiation and completion of definitive documentation. Accordingly, since the final terms, structures and amounts of the actual debt financing arrangements have not been agreed upon and may not be determined until shortly before the effective time of the Merger, the final terms, structures and amounts of any or all of the actual debt financing arrangements may differ materially from the Debt Financing described above.
     The description of the Debt Financing and the Debt Commitment Letter included herein will not be updated or otherwise revised to reflect circumstances existing after the date of this proxy statement/prospectus, including any amendments or modifications of such Debt Financing, or to reflect the occurrence of future events, including in the event that any of the statements regarding the financing arrangements are shown to be in error or otherwise no longer appropriate or all or a portion of the Debt Financing is supplemented, superseded or replaced by any other debt financing arrangements, other than in connection with (i) any amendment, modification, superseding or replacement of the Debt Commitment Letter that is otherwise prohibited under the merger agreement, but for which consent has been received pursuant to the merger agreement, or (ii) any material increase in the aggregate net cash proceeds of the debt financing to be funded at the time of the merger over the aggregate amount of the Debt Financing otherwise described above.
OPINION OF CLEAR CHANNEL’S FINANCIAL ADVISOR
     Goldman Sachs delivered its oral opinion to Clear Channel’s board of directors, which was subsequently confirmed in its written opinion dated May 17, 2007, that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the cash consideration of $39.20 per Public Share that the holders of Public Shares can elect to receive pursuant to the merger agreement was fair from a financial point of view to such holders.
     The full text of the written opinion of Goldman Sachs, dated May 17, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Clear Channel’s board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of Clear Channel common stock should vote or make any election with respect to the merger.
     In connection with delivering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Clear Channel for the five years ended December 31, 2006;

•	annual reports to shareholders and Annual Reports on Form 10-K of Clear Channel Outdoor for the two years ended December 31, 2006;

•	Clear Channel Outdoor’s Registration Statement on Form S-1, including the prospectus contained therein, dated November 10, 2005, relating to the Clear Channel Outdoor Class A common stock;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Clear Channel and Clear Channel Outdoor;

•	certain other communications from Clear Channel and Clear Channel Outdoor to their respective shareholders; and

•	certain internal financial analyses and forecasts for Clear Channel prepared by Clear Channel’s management (the “Management Forecasts”), which included certain assessments with respect to the likelihood of achieving such forecasts for Clear Channel, and financial analyses and forecasts for Clear Channel Outdoor and which are pro forma to give effect to estimated television and small market radio asset sales by Clear Channel.
     Goldman Sachs also held discussions with members of the senior managements of Clear Channel and Clear Channel Outdoor regarding their assessment of the past and current business operations, financial condition and future prospects of Clear Channel and Clear Channel Outdoor. In addition, Goldman Sachs reviewed the reported price and trading activity for Clear Channel common stock and Clear Channel Outdoor Class A common stock, compared certain financial and stock market information for Clear Channel and Clear Channel Outdoor with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the broadcasting and outdoor advertising industries specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.
     Goldman Sachs relied upon the accuracy and completeness of all of the financial, legal, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of delivering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Clear Channel, Clear Channel Outdoor or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Clear Channel, Clear Channel Outdoor or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of Clear Channel to engage in the merger, the relative merits of the merger as compared to any alternative transaction that might be available to Clear Channel or the impact of the merger on the solvency or viability of Holdings or the ability of Holdings to pay its obligations when they become due. Furthermore, Goldman Sachs’ opinion does not address the value of the Holdings Class A common stock or the prices at which the Holdings Class A common stock may trade if and when they are issued or whether any market would develop for the Holdings Class A common stock. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion.
     The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Clear Channel in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 15, 2007 and is not necessarily indicative of current market conditions.
Present Value of Transaction Price Analysis
     Goldman Sachs performed an illustrative analysis of the present value of the cash consideration of $39.20 per share of Clear Channel common stock. For this analysis, Goldman Sachs incorporated the value of an annual dividend of $0.75 per share to be paid quarterly through closing. Goldman Sachs then discounted the value of the transaction price and the value of any dividends to be paid through closing using potential closing dates of September 30, 2007, November 15, 2007 and December 31, 2007 and discount rates ranging from 6.0% to 10.0%. The following table presents the results of Goldman Sachs’ analysis:

Closing Date	Illustrative Present Value
September 30, 2007	$38.18-$38.72

November 15, 2007	$37.73-$38.43

December 31, 2007	$37.46-$38.34

Analysis at Various Prices
     Goldman Sachs performed certain analyses, based on historical financial information, SEC filings and the Management Forecasts. Using the closing market price of Clear Channel’s common stock on May 15, 2007 of $37.81 per share and the cash consideration of $39.20 per share of Clear Channel common stock. Goldman Sachs calculated (i) adjusted equity value by subtracting unconsolidated assets and the present value of tax assets from Clear Channel’s implied equity value, and (ii) pro forma adjusted enterprise value by subtracting unconsolidated assets and the present value of tax assets from Clear Channel’s implied enterprise value after giving effect to estimated television and small market radio asset sales. Goldman Sachs then calculated (i) the ratio of pro forma adjusted enterprise value to revenue, (ii) the ratio of pro forma adjusted enterprise value to earnings before interest, income taxes, depreciation and amortization, or EBITDA, and (iii) the ratio of adjusted equity value to free cash flow, or FCF, adjusted to remove effects of acquisition related depreciation and amortization.
     The following table presents the results of Goldman Sachs’ analysis based on illustrative Clear Channel common stock share prices of $37.81 and $39.20.

		$37.81 per	$39.20 per
		share	share

Pro Forma Adjusted Enterprise Value/Revenue	2007E	3.6x	3.7x
	2008E	3.5x	3.6x

Pro Forma Adjusted Enterprise Value/EBITDA	2007E	10.9x	11.2x
	2008E	10.4x	10.7x

Adjusted Equity Value/Adjusted FCF	2007E	17.5x	18.2x
	2008E	15.2x	15.8x
     Goldman Sachs also reviewed the historical trading prices and volumes for Clear Channel common stock for the two-year period ended November 14, 2006. In addition, Goldman Sachs analyzed the closing market price of $37.81 per share of Clear Channel’s common stock on May 15, 2007 and the cash consideration of $39.20 per share of Clear Channel common stock in relation to (i) the closing prices of Clear Channel common stock on May 15, 2007, on October 6, 2006 (the last trading day prior to the day that a research analyst issued a report outlining potential strategic alternatives for Clear Channel and Clear Channel Outdoor), and on September 22, 2006 (the last trading day prior to the September 25, 2006 meeting of Clear Channel’s board of directors during which strategic alternatives were discussed), (ii) the high price over the 52-week and two-year periods ended November 14, 2006 and (iii) the low price over the 52-week and two-year periods ended November 14, 2006. The following table presents the results of Goldman Sachs’ analysis based on illustrative share prices of $37.81 and $39.20 per share of Clear Channel common stock:

	$37.81 per	$39.20 per
	share	share

Premium to market price of $37.81 per share (as of May 15, 2007)	0.0%	3.7%

Premium to undisturbed price of $30.02 per share (as of October 6, 2006)	25.9%	30.6%

Premium to undisturbed price of $29.05 per share (as of September 22, 2006)	30.2%	34.9%

Premium to high price of $35.48 per share for the two-year and 52-week period ended November 14, 2006	6.6%	10.5%

Premium to low price of $27.41 per share for the two-year and 52-week period ended November 14, 2006	37.9%	43.0%

Present Value of Future Stock Price Analysis
     Goldman Sachs performed an illustrative analysis of the implied present value of the future stock price of Clear Channel, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future capital structure and implied share price based on an assumed enterprise value as a multiple of future EBITDA. For this analysis, Goldman Sachs used the Management Forecasts and assumed (i) a $1.7 billion minority interest based on Clear Channel Outdoor and Clear Media Ltd. market data as of May 15, 2007 and a $210 million other minority interest grown in each case at 5% per year based on the Management Forecasts, (ii) unconsolidated assets of $540 million grown at 5% per year based on the Management Forecasts, (iii) a $0.7 billion present value of tax assets as of December 31, 2007, (iv) that leverage is maintained at a total debt to last twelve months EBITDA ratio of 3.5x, (v) that excess cash flow is used to repurchase Clear Channel common stock at enterprise value to one-year forward EBITDA multiples of 9.0x to 10.0x, and (vi) an annual recurring dividend of $0.75 per share paid quarterly. Goldman Sachs first calculated implied per share values for Clear Channel common stock at year end for each of the fiscal years 2007 to 2011 by applying enterprise value to one-year forward EBITDA multiples of 9.0x to 10.0x to estimates prepared by Clear Channel management of fiscal years 2008 to 2012 EBITDA. Goldman Sachs then discounted those values and the value of any dividends to be paid up to the date of the future share price to May 15, 2007, using an equity discount rate of 10.0%. This analysis resulted in a range of illustrative values per share of Clear Channel common stock of $31.09 to $37.99.
Discounted Cash Flow Analysis
     Goldman Sachs performed an illustrative discounted cash flow analysis using the Management Forecasts to determine a range of implied present values per share of Clear Channel common stock. All cash flows were discounted to May 15, 2007, and terminal values were based upon perpetuity growth rates for cash flows in the year 2012 and beyond. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 7.5 to 8.5% to the projected unlevered free cash flows of Clear Channel for the remainder of 2007 and calendar years 2008 to 2011. The discount rates applied by Goldman Sachs reflect the weighted average cost of capital of Clear Channel based on the capital structure of Clear Channel as of May 15, 2007. Goldman Sachs also applied perpetuity growth rates ranging from 1.75% to 2.75%. This analysis resulted in a range of illustrative values per share of Clear Channel common stock of $30.55 to $46.39.
Recapitalization Analysis
     Goldman Sachs analyzed an illustrative recapitalization transaction involving Clear Channel and the theoretical value that Clear Channel shareholders could receive in such a transaction. In the illustrative recapitalization transaction, Clear Channel used after-tax proceeds from certain asset sales by Clear Channel Outdoor to finance a special dividend to Clear Channel shareholders in the range of $2.8 billion to $3.2 billion on December 31, 2007. In calculating the amount of the special dividend, Goldman Sachs assumed (i) that 88% of after-tax proceeds from certain asset sales by Clear Channel Outdoor would be distributed to Clear Channel’s shareholders, (ii) an annual recurring dividend of $0.75 per share paid quarterly, and (iii) the use of an existing $1.5 billion capital loss tax shield. Goldman Sachs then discounted the value of the special dividend to May 15, 2007, using discount rates ranging from 9.50% to 10.50%, which resulted in a present value of the special dividend to shareholders in the range of $5.33 to $6.26 per share. The theoretical post-recapitalization trading values of shares of Clear Channel common stock were based upon estimated enterprise value to one-year forward EBITDA multiples of 9.5x to 10.5x and the Management Forecasts after giving effect to certain asset sales by Clear Channel Outdoor. Goldman Sachs then calculated the implied per share future equity values for Clear Channel common stock from 2007 to 2011, and then discounted those values and the value of any dividends to be paid up to the date of the future share price to May 15, 2007, using an equity discount rate of 10.0%. This analysis resulted in a range of illustrative values per share of Clear Channel common stock of $33.72 to $39.83.
Sum-of-the-Parts Analyses
     Goldman Sachs performed illustrative sum-of-the-parts analyses on Clear Channel using the Management Forecasts. In the first illustrative sum-of-the-parts analysis, Goldman Sachs calculated illustrative per share value indications for Clear Channel assuming a spin-off of Clear Channel Outdoor on June 30, 2007 and asset sales by

Clear Channel in addition to the spin-off of Clear Channel Outdoor. In the second illustrative sum-of-the-parts analysis, Goldman Sachs calculated illustrative per share value indications for Clear Channel assuming a spin-off of Clear Channel Outdoor on June 30, 2008 and asset sales by Clear Channel in addition to the spin-off of Clear Channel Outdoor.
     In the first illustrative sum-of-the-parts analysis, Goldman Sachs made the following assumptions: (i) a spin-off of Clear Channel Outdoor closing on June 30, 2007, (ii) the sale of small market radio and television assets, (iii) the use of proceeds from the sale of small market radio and television assets and proceeds from inter-company debt repayments and/or new debt financings to finance a special dividend to shareholders of Clear Channel in the range of $1.7 to $5.7 billion, or $3.48 to $11.39 per share, and (iv) an annual recurring dividend of $0.75 per share by Clear Channel following the spin-off. The theoretical post spin-off illustrative values of Clear Channel Outdoor shares were based upon estimated enterprise value to 2007 estimated EBITDA multiples of 12.0x to 14.0x . The theoretical post spin-off trading values of shares of Clear Channel common stock were based upon estimated enterprise value to 2007 estimated EBITDA multiples of 9.0x to 11.0x and the Management Forecasts after giving effect to the spin-off of Clear Channel Outdoor. Goldman Sachs then calculated the implied per share future equity values for Clear Channel Outdoor, the special dividend and Clear Channel following the spin-off of Clear Channel Outdoor and then discounted those values to May 15, 2007, using a discount rate of 10.0%. This analysis resulted in a range of illustrative values per share of Clear Channel common stock of $34.14 to $42.79, inclusive of the values of Clear Channel Outdoor, Clear Channel following the spin-off of Clear Channel Outdoor and the amount of the special dividend.
     In the second illustrative sum-of-the-parts analysis, Goldman Sachs made the following assumptions: (i) a spin-off of Clear Channel Outdoor closing on June 30, 2008, (ii) the sale of small market radio and television assets, (iii) the use of proceeds from the sale of small market radio and television assets and proceeds from inter-company debt repayments and/or new debt financings to finance a special dividend to shareholders of Clear Channel in the range of $1.9 to $6.8 billion, or $3.74 to $13.61 per share, and (iv) an annual recurring dividend of $0.75 per share by Clear Channel following the spin-off. The theoretical post spin-off illustrative values of Clear Channel Outdoor shares were based upon estimated enterprise value to 2008 estimated EBITDA multiples of 12.0x to 14.0x and the Management Forecasts. The theoretical post spin-off trading values of shares of Clear Channel common stock were based upon estimated enterprise value to 2008 estimated EBITDA multiples of 9.0x to 11.0x and the Management Forecasts after giving effect to the spin-off of Clear Channel Outdoor. Goldman Sachs then calculated the implied per share future equity values for Clear Channel Outdoor, the special dividend and Clear Channel following the spin-off of Clear Channel Outdoor and then discounted those values to May 15, 2007, using a discount rate of 10.0%. This analysis resulted in a range of illustrative values per share of Clear Channel common stock of $35.03 to $43.24, inclusive of the values of Clear Channel Outdoor, Clear Channel following the spin-off of Clear Channel Outdoor and the amount of the special dividend.
Miscellaneous
     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Clear Channel, Clear Channel Outdoor or the contemplated merger.
     Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Clear Channel’s board of directors as to the fairness from a financial point of view of the cash consideration of $39.20 per Public Share that holders of Public Shares can elect to receive pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Clear Channel, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.
     The cash consideration of $39.20 per Public Share was determined through arms-length negotiations between Clear Channel, on the one hand, and the Sponsors, on the other hand, and was unanimously approved by Clear Channel’s board of directors (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who recused themselves from the deliberations). Goldman Sachs provided advice to Clear Channel’s board of directors during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Clear Channel, its board of directors or the special advisory committee of its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.
     As described above, Goldman Sachs’ opinion to Clear Channel’s board of directors was one of many factors taken into consideration by Clear Channel’s board of directors in making its determination to approve the merger agreement (See “The Merger — Reasons for the Merger” in this proxy statement/prospectus). The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E to this proxy statement/prospectus.
     Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to Clear Channel in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Goldman Sachs has provided and is currently providing certain investment banking services to Clear Channel, including having acted as global coordinator and senior bookrunning manager in connection with the initial public offering of 35,000,000 shares of class A common stock of Clear Channel Outdoor in November 2005, as financial advisor to Clear Channel in connection with the spin-off of Live Nation, Inc., a former subsidiary of Clear Channel, in December 2005 and as financial advisor to Clear Channel in connection with the announced sale of Clear Channel’s television assets to Providence Equity Partners Inc. In addition, at the request of the board of directors of Clear Channel, Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs, made available a financing package to the Sponsors in connection with the merger.
     Goldman Sachs has provided and is currently providing certain investment banking services to THL Partners and its affiliates and portfolio companies, including having acted as financial advisor to Houghton Mifflin Holding Company, Inc., a former portfolio company of THL Partners, in connection with its sale in December 2006, as joint lead arranger and joint bookrunner in connection with senior secured credit facilities (aggregate principal amount $5,000,000,000) in connection with the acquisition of Aramark Corporation by THL Partners acting together with a consortium of private equity companies and management in January 2007 and as joint lead arranger and joint bookrunner in connection with senior secured credit facilities (aggregate principal amount $1,600,000,000) of Spectrum Brands, Inc., a portfolio company of THL Partners, in April 2007. Goldman Sachs has provided and is currently providing certain investment banking services to Bain and its affiliates and portfolio companies, including having acted as lead arranger in connection with the leveraged recapitalization of Brenntag AG, a former portfolio company of Bain (“Brenntag”), in January 2006, as co-financial advisor to Brenntag in connection with its sale in September 2006 and as financial advisor to Houghton Mifflin Holding Company, Inc., a former portfolio company of Bain, in connection with its sale in December 2006.
     Goldman Sachs may also provide investment banking services to Clear Channel and its affiliates and each of the Sponsors and their respective affiliates and portfolio companies in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.
     Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Clear Channel and its affiliates and each of the Sponsors and their respective affiliates and portfolio companies, actively trade the debt and equity securities (or related derivative securities) of Clear Channel and the respective affiliates and portfolio companies of each of the Sponsors for their own account and for the accounts of their customers and at any time hold long and short positions of such securities. Affiliates of Goldman Sachs have co-invested with each of the Sponsors and their respective affiliates from time to time and such affiliates of Goldman Sachs have invested and may invest in the future in limited partnership units of affiliates of each of the Sponsors.
     The board of directors of Clear Channel selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated September 18, 2006, Clear Channel engaged Goldman Sachs to act as its financial advisor in connection with its consideration of a range of strategic alternatives. Pursuant to the terms of this engagement letter, Clear Channel has agreed to pay Goldman Sachs a transaction fee equal to approximately $50 million, the principal portion of which is contingent upon consummation of the merger. In addition, Clear Channel has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
     The following is a discussion of the material United States federal income tax consequences of the merger to U.S. holders (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the merger will be completed in accordance with the terms of the merger agreement. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) as to the United States federal income tax consequences of the merger, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.
     For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of Clear Channel common stock that is:
•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if, in general, the trust is subject to the supervision of a court within the United States, and one or more U.S. persons have the authority to control all significant decisions of the trust.
     This discussion only addresses U.S. holders who hold shares of Clear Channel common stock as capital assets within the meaning of Section 1221 the Code.
     This discussion does not purport to be a complete analysis of all potential tax effects of the merger, and, in particular, does not address U.S. federal income tax considerations applicable to shareholders subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. holders, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, tax-exempt entities, holders who hold Clear Channel common stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy, holders who acquired Clear Channel common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders exercising dissenter’s rights, holders that are partnerships or other pass-through entities or investors in partnerships or other pass-through entities and U.S. holders liable for the alternative minimum tax). In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the merger (whether or not such transactions occur in connection with the merger), including, without limitation, any exercise of an option or the acquisition or disposition of shares of Clear Channel common stock other than pursuant to the merger. Also, this discussion does not address U.S. federal income tax considerations applicable to holders of options or warrants to purchase Clear Channel common stock, or holders of debt instruments convertible into Clear Channel common stock. No information is provided herein with respect to the tax consequences of the merger under applicable state, local or non-U.S. laws, or under any proposed Treasury regulations that have not taken effect as of the date of this proxy statement/prospectus.
     HOLDERS OF CLEAR CHANNEL COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.
United States Federal Income Tax Consequences to Clear Channel Shareholders
     The tax consequences of the merger to a U.S. holder will depend upon the relative proportions of Holdings Class A common stock and cash that such holder receives in the merger. As a result, the tax consequences to each U.S. holder will not be ascertainable with certainty until such holder knows the precise amount of Holdings Class A common stock and cash that such holder will receive in the merger as determined under the pro-ration provisions of the merger agreement.
     Exchange of Clear Channel Common Stock Solely For Cash. A U.S. holder who exchanges Clear Channel common stock solely for cash will recognize capital gain or loss equal to the difference between the amount of cash received and such holder’s tax basis in the shares of Clear Channel common stock surrendered therefor. Such gain or loss will be long-term capital gain or loss if, as of the Effective Time, the holding period for such Clear Channel common stock is more than one year.
     Exchange of Clear Channel Common Stock Solely for Holdings Common Stock. A U.S. holder who exchanges Clear Channel common stock solely for Holdings Class A common stock will not recognize any gain or loss upon the exchange. Such holder will have a tax basis in the Holdings Class A common stock received equal to the tax basis of Clear Channel common stock surrendered therefor, provided either that Clear Channel common stock exchanged does not have a tax basis that exceeds its fair market value or, if it does, that a certain election to reduce the tax basis of the Holdings Class A common stock received to its fair market value is not made. The holding period for the Holdings Class A common stock received in the exchange will include the holder’s holding period for Clear Channel common stock surrendered therefor.
     Exchange of Clear Channel Common Stock for a Combination of Holdings Common Stock and Cash. Although the matter is not free from doubt and no assurances can be given that the Internal Revenue Service would not take a contrary position, Clear Channel believes that for purposes of determining the federal income tax consequences to U.S. holders who exchange Clear Channel common stock for a combination of Holdings Class A common stock and cash, the transactions contemplated by the merger agreement will be treated as two separate transactions — a transfer to Clear Channel of a portion of the holders’ Clear Channel common stock solely in exchange for cash (the “Deemed Redemption”) and a transfer to Holdings of the balance of the Clear Channel common stock in exchange for cash and Holdings Class A common stock (the “Deemed Exchange”). Clear Channel further believes that the Deemed Exchange will be treated as part of a transaction described in Section 351(a) of the Code.
     Consistent with the characterization as a Deemed Redemption and a Deemed Exchange, a U.S. holder will be required to bifurcate the cash received in the merger with respect to the Clear Channel common stock between two categories: (a) the amount of such cash that is attributable to the Equity Financing (“Sponsor Cash”) and (b) the remaining amount of such cash (“Clear Channel Cash”).
     Deemed Redemption. The Clear Channel Cash portion of the total cash received by a U.S. Holder in the merger with respect to Clear Channel common stock will be treated as received in the Deemed Redemption and thus should, subject to Section 302 of the Code, be treated as capital gain or loss equal to the difference between the amount of the Clear Channel Cash that such holder receives and such holder’s allocable tax basis in the Clear Channel common stock transferred in the Deemed Redemption. The Clear Channel Cash received by a U.S. Holder is equal to the total cash received by such holder in the merger with respect to Clear Channel common stock multiplied by a fraction, the numerator of which is the amount of Clear Channel Cash received by all holders in the merger and the denominator of which is the total cash received by all holders in the merger with respect to Clear Channel common stock. This fraction cannot be computed accurately until after the Effective Time. Clear Channel intends to report its computation of such fraction to the holders as supplemental information to the IRS Form 1099-B, or other appropriate information reporting. With respect to any U.S. holder, the number of shares of Clear Channel common stock treated as redeemed by Clear Channel in the Deemed Redemption will equal the Clear Channel Cash received by such Holder divided by the per share Cash Consideration.
     Deemed Exchange. Any shares of Clear Channel common stock of a U.S. holder that are not treated as redeemed pursuant to the Deemed Redemption will be treated as exchanged for Holdings Class A common stock and Sponsor Cash in the Deemed Exchange. The holding period of the Holdings Class A common stock received will include the holding period of the shares of Clear Channel common stock surrendered in exchange therefor.
     A U.S. holder will recognize gain in the Deemed Exchange to the extent of the “boot” received. The Sponsor Cash portion of the total cash received by a U.S. Holder in the merger with respect to Clear Channel common stock will be treated under Section 351(b) of the Code as “boot” received in a Section 351 exchange and will be equal to the total cash received by such holder in the merger with respect to Clear Channel common stock multiplied by a fraction, the numerator of which is the amount of Sponsor Cash received by all holders in the merger and the denominator of which is the total cash received by all holders in the merger with respect to Clear Channel common stock. This fraction cannot be computed accurately until after the Effective Time. Clear Channel intends to report its computation of such fraction to the holders as supplemental information to the IRS Form 1099-B, or other appropriate information reporting. Subject to the discussion below regarding Section 304 of the Code, a U.S. holder will recognize gain, but not loss, on the Deemed Exchange equal to the lesser of the amount of Sponsor Cash received and the gain realized on the Deemed Exchange. A U.S. holder will realize gain on the Deemed Exchange equal to the excess of (i) the sum of the fair market value of the Holdings Class A common stock and the Sponsor Cash received by such U.S. holder over (ii) such holder’s tax basis in Clear Channel common stock surrendered in the Deemed Exchange. Subject to the discussion below regarding Section 304 of the Code, any gain recognized by such U.S. holder will generally be treated as capital gain. Any gain that is treated as capital gain will be long-term capital gain if such holder has held the Clear Channel common stock surrendered in the exchange for more than one year as of the Effective Time.
     Recharacterization of the Merger by the Internal Revenue Service. There is a risk that the Internal Revenue Service may recharacterize the tax treatment of the Clear Channel Cash as additional cash consideration received in the Deemed Exchange. Under such a characterization, certain U.S. holders otherwise not recognizing any gain in the merger could recognize an amount of gain and certain U.S. holders recognizing gain in the merger could recognize a greater amount of gain. The recognition of this gain or increased gain would be due to an inability to offset the Clear Channel Cash with the full amount of the U.S. holder’s basis in its Clear Channel common stock surrendered in the Deemed Redemption. Subject to the discussion below regarding Section 304 of the Code, if the merger were re-characterized in this manner, a U.S. holder who exchanged Clear Channel common stock for a combination of cash and Holdings Class A common stock would recognize gain, but not loss, on the exchange, and such holder’s gain recognized would equal the lesser of the amount of cash received and the gain realized. The gain realized would be the excess of (i) all of the cash and the fair market value of the Holdings Class A common stock received by the U.S. holder with respect to its Clear Channel common stock over (ii) the U.S. holder’s tax basis in its Clear Channel common stock surrendered in the merger.
     Application of Section 304 of the Code. The results described above may be altered if, contrary to expectations, Section 304 of the Code were to apply to the merger. Section 304 of the Code would apply to the merger if Clear Channel shareholders, in the aggregate, were to own stock of Holdings possessing 50% or more of the total combined voting power or 50% or more of the total combined value of all classes of stock of Holdings, taking into account certain constructive ownership rules under the Code. In the unlikely event that Section 304 of the Code were to apply to the merger, the amount and character of income recognized by Clear Channel shareholders could be different. U.S. holders of Clear Channel common stock should consult their own tax advisors as to the amount and character of any income in the event that Section 304 of the Code were to apply to the merger.
     Information on the Merger to Be Filed with Clear Channel Shareholders’ Returns. U.S. holders who receive Holdings Class A common stock, and following the effective time of the merger own Holdings Class A common stock representing at least 5% of the total combined voting power or value of the total outstanding Holdings Class A common stock, are required to attach to their tax returns for the year in which the merger are consummated, and maintain a permanent record of, a complete statement that contains the information listed in Treasury Regulation Section 1.351—3T. Such statement must include their aggregate fair market value and tax basis in their Clear Channel common stock surrendered in the exchange.
     Information Reporting and Backup Withholding. Payments of cash pursuant to the merger will be subject to information reporting and backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) the recipient provides correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.
     A U.S. holder who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

     Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. The discussion set forth above, while based upon the reasoned judgment of counsel, addresses legal issues with respect to which there is uncertainty. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local, or foreign income or other tax consequences to you of the merger.
ACCOUNTING TREATMENT OF TRANSACTION
     We expect that the merger will be accounted for as a purchase in conformity with Statement of Financial Accounting Standards No. 141, Business Combinations and Emerging Issues Task Force Issue 88-16, Basis in Leveraged Buyout Transactions. As a result of the potential continuing ownership of certain members of management and the potential continuing ownership of large shareholders, Clear Channel expects to allocate a portion of the purchase price to the assets and liabilities at their respective fair values with the remaining portion recorded at the continuing shareholders’ historical basis. Any residual amount will be recorded as goodwill.
REGULATORY APPROVALS
Hart-Scott-Rodino
     Under the HSR Act and the rules promulgated thereunder, Clear Channel cannot complete the merger until it notifies and furnishes information to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice, and specified waiting period requirements are satisfied.
     The parties have agreed that if the FTC or the Antitrust Division of the U.S. Department of Justice has not granted the necessary approvals under the HSR Act as of August 16, 2007, then if Clear Channel’s and the Fincos’ respective antitrust counsel, in their professional judgment, jointly determine that a divestiture is required to obtain the necessary approvals under the HSR Act, they will provide notice of such determination to the Fincos and the Fincos have agreed promptly, and in any event by November 15, 2007, to implement the divestiture. Under the terms of the merger agreement, a “divestiture” of any asset or business means (i) any sale, transfer, separate holding, divestiture or other disposition, or any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full rights of ownership, of such asset or (ii) the termination or amendment of any existing or contemplated governance structure of Merger Sub or Clear Channel or contemplated contractual or governance rights of Merger Sub or Clear Channel.
FCC Regulations
     Under the Communications Act, Clear Channel and the Fincos may not complete the merger unless they have first obtained the approval of the FCC to transfer control of Clear Channel’s FCC licenses to affiliates of the Fincos (the “FCC Consent”). FCC approval is sought through the filing of applications with the FCC, which are subject to public comment and objections from third parties. Pursuant to the merger agreement, the parties filed on December 12, 2006 all applications necessary to obtain the FCC Consent. The timing or outcome of the FCC approval process cannot be predicted.
     The Fincos have agreed to take promptly any and all steps necessary to avoid or eliminate any impediment (including any impediment under the FCC’s media ownership rules) to obtaining the FCC Consent so as to enable the parties to close the transactions contemplated by the merger agreement as promptly as practicable.
Other
     The merger is also subject to review by governmental authorities of various other jurisdictions under the antitrust, communication and investment review laws of those jurisdictions.

STOCK EXCHANGE LISTING
     Following the consummation of the merger, shares of Holdings Class A common stock will not be listed on a national securities exchange. It is anticipated that, following the merger, the shares of Class A common stock will be quoted on the Over-the-Counter Bulletin Board.
RESALE OF HOLDINGS CLASS A COMMON STOCK
     The shares of Holdings Class A common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Clear Channel shareholder who may be deemed to be an “affiliate” of Clear Channel or Holdings for purposes of Rule 144 or Rule 145 under the Securities Act.
MERGER RELATED LITIGATION
     We are aware of eight putative class action complaints that were filed in the District Court of Bexar County, Texas, in connection with the merger. Of these putative class action complaints, the following three have been dismissed: Murphy v Clear Channel Communications, Inc., et al., No. 2006CI17647 (filed November 16, 2006), Manson v. Clear Channel Communications, Inc., et al., No. 2006CI17656 (filed November 16, 2006), and Metzler Investment GmbH v. Clear Channel Communications, Inc., et al. , No. 2006CI18067 (filed November 28, 2006).
     The remaining five actions — Teitelbaum v. Clear Channel Communications, Inc., et al., No. 2006CI17492 (filed November 14, 2006), City of St. Clair Shores Police and Fire Retirement System v. Clear Channel Communications, Inc., et al., No. 2006CI17660 (filed November 16, 2006), Levy Investments, Ltd. v. Clear Channel Communications, Inc., et al., No. 2006CI17669 (filed November 16, 2006), DD Equity Partners LLC v. Clear Channel Communications, Inc., et al., No. 2006CI7914 (filed November 22, 2006), and Pioneer Investments Kapitalanlagegesellschaft MBH v. Clear Channel Communications, Inc., et. al., No. 2006CI18542 (filed December 7, 2006) — have been consolidated for pretrial purposes only into one proceeding (the “Consolidated Class Action”), captioned In re Clear Channel Communications, Inc. Shareholders Litigation, Cause No. 2006-CI-17492. The Second Amended Complaint currently pending in the Consolidated Class Action alleges that Clear Channel and its directors breached their fiduciary duties in connection with the proposed merger and in connection with the disclosures in the merger proxy statement. The complaint also alleges that Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. aided and abetted those breaches of fiduciary duty. The complaint seeks damages and an order enjoining the defendants from completing the proposed transaction. On May 4, 2007, the plaintiff filed a Supplemental Memorandum of Law in Support of Plaintiff's Motion for a Temporary Restraining Order and Temporary Injunction, which sought an order enjoining the shareholder vote that was previously scheduled for May 8, 2007. No action was taken by the Court on plaintiff's request for an injunction.

     In addition to the actions described above, we are aware of two shareholder derivative complaints naming Clear Channel and its directors as defendants. The first action, also filed in the District Court of Bexar County, Texas, Rauch v. Clear Channel Communications, Inc., et al., No. 2006CI17436 (filed November 22, 2006) alleges breach of fiduciary duties, abuse of control, gross mismanagement, and waste of corporate assets by the defendants. The complaint seeks an order declaring the employment agreements with Messrs. L. Lowry Mays, Mark P. Mays, and Randall T. Mays unenforceable or rescinding them, declaring the merger agreement unenforceable and rescinding it, directing the defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Clear Channel and its shareholders, imposing a constructive trust upon any benefits improperly received by the defendants, and directing the payment of plaintiff’s costs and fees. The Rauch litigation has been consolidated with the five putative class action complaints described above for limited pre-trial purposes, but is not set for hearing.
     The second action, filed in the United States District Court for the Western District of Texas, Alaska Laborers Employees Retirement Fund v. Clear Channel Communications, Inc., et al., No. SA07CA0042RF (filed January 11, 2007) contains both derivative and class action claims and alleges, among other things, that Clear Channel’s directors violated federal securities laws, breached their fiduciary duties, abused their control of Clear Channel, and grossly mismanaged Clear Channel in connection with the proposed merger. The complaint also alleges that Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. are liable as controlling persons under the federal securities laws and that Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. also aided and abetted Clear Channel’s directors in breaching their fiduciary duties. The Alaska Laborers complaint seeks a determination that class action status is proper, a declaration that the merger agreement was entered into in breach of Clear Channel’s directors fiduciary duties, an order enjoining the merger, an order directing that Clear Channel’s directors exercise their fiduciary duties to obtain a transaction that is in the best interests of Clear Channel and its shareholders, and an order imposing a constructive trust upon any benefits improperly received by the defendants, as well as an award of plaintiff’s costs and fees. On or about March 28, 2007, the Court heard argument on defendants' motion to dismiss the class action and derivative complaint and ordered that Merger Sub, the Fincos and the Sponsors be dismissed from the action.
     On January 30, 2007, Pioneer Investments Kapitalanlagegesellschaft mbH (“Pioneer Investments”), located in Munich, Germany and an affiliate of UniCredito Italiona S.p.A. of Milan, Italy, filed a second complaint against Clear Channel and its officers and directors for violations of Section 14(a)-9 of the Securities Exchange Act. The action Pioneer Investments Kapitalanlagegesellschaft mbH v. Clear Channel Communications, Inc., et al., Case No. SA-007-CA-0997, filed in the United States District Court for the Western District of Texas, San Antonio Division (the “Pioneer Federal Action”), alleges Clear Channel failed to disclose all relevant and material information in the proxy statement mailed to shareholders on February 1, 2007 in connection with the proposed merger. On March 9, 2007, Clear Channel filed a motion to dismiss the Pioneer Federal Action on a number of grounds including the fact that the claims upon which Pioneer Investments seeks relief in federal court are already pending in a consolidated state court class action, of which Pioneer Investments is also a plaintiff. No hearing date has been scheduled for the motion to dismiss. On the order of Judge Royal Furgeson, who is the presiding judge for the Alaska Laborers complaint, the Pioneer Federal Action was transferred to his court.

THE MERGER AGREEMENT
     This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, including Amendment No. 1 and Amendment No. 2, which are attached to this proxy statement/prospectus as Annex A, Annex B and Annex C, respectively, and which are incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to carefully read the merger agreement in its entirety.
     The following summary of the merger agreement is included to provide you with information regarding its terms and is not intended to provide any other factual information about Clear Channel, the Fincos, Holdings, Merger Sub or their respective affiliates. The representations, warranties and covenants made by Clear Channel, the Fincos, Holdings and Merger Sub are qualified and subject to important limitations agreed to by Clear Channel, the Fincos, Holdings and Merger Sub in connection with negotiating the terms of the merger agreement. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Clear Channel, the Fincos, Holdings and Merger Sub that may be different from those that are applicable to you.
Effective Time; Marketing Period
     The effective time of the merger will occur at the later of the time that Clear Channel and the Fincos cause the Articles of Merger to be executed and filed with the Secretary of State of the State of Texas and the Certificate of Merger to be filed with the Secretary of State of the State of Delaware, or such later time as provided in the Articles of Merger and agreed to by the Fincos, Holdings, Merger Sub and Clear Channel (the “Effective Time”). The closing of the merger will occur as soon as practicable, but in no event later than the second business day after all of the conditions to the merger set forth in the merger agreement have been satisfied or waived, or such other date as the Fincos, Holdings, Merger Sub and Clear Channel may agree. If all of the conditions have been satisfied, but the Marketing Period (defined below) has not expired, then the Fincos are not required to effect the closing until the earlier of:
•	a date during the Marketing Period specified by the Fincos on no less than three business days’ written notice to Clear Channel; and

•	the final day of the Marketing Period, or at such other time, date or place as is agreed to in writing by the Fincos, Holdings, Merger Sub and Clear Channel.
     For purposes of the merger agreement, “Marketing Period” means the first period of 25 consecutive business days throughout which time the Fincos have certain financial information required to be provided by Clear Channel under the merger agreement and the mutual conditions to the obligations of the parties and the conditions to the obligations of the Fincos (other than those conditions that, by their own terms, cannot be satisfied until the closing) have been and remain satisfied. If the Marketing Period has not ended on or before August 17, 2007, the Marketing Period will be deemed to commence no earlier than September 4, 2007, or if the Marketing Period has not ended on or before December 14, 2007, the Marketing Period will be deemed to commence no earlier than January 7, 2008.
     The purpose of the Marketing Period is to provide Merger Sub and the Fincos with a reasonable and appropriate period of time during which they can market and place the permanent debt financing contemplated by the debt financing commitments for the purposes of financing the merger.
•	The Fincos and the Merger Sub have agreed to use their reasonable best efforts to arrange and obtain the financing on the terms and conditions described in the financing commitments, negotiate and finalize definitive agreements with respect to the financing on the terms and conditions contained in the financing commitments, satisfy on a timely basis all conditions applicable to the Fincos or Merger Sub in the definitive agreements that are within their control, consummate the financing no later than the closing, and enforce their rights under the financing commitments; and

•	If any portion of the financing becomes unavailable on the terms and conditions contemplated in the financing commitments, the Fincos have agreed to promptly notify Clear Channel and the Fincos and Merger Sub have agreed to use their reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as a whole, that are no more adverse to Clear Channel, as promptly as practicable following the occurrence of such event, but in no event later than the last day of the Marketing Period, including entering into definitive agreements with respect thereto.
     In addition, if all or any portion of the debt financing that is structured as a high yield financing has not been consummated, and certain conditions under the merger agreement have been satisfied or waived and the bridge financing contemplated by the financing commitments is available on the terms and conditions contemplated in the financing commitments, then Merger Sub must use the proceeds of the bridge financing to replace the high yield financing no later than the last day of the Marketing Period.
Effects of the Merger; Structure
     At the Effective Time, Merger Sub will merge with and into Clear Channel. The separate existence of Merger Sub will cease, and Clear Channel will survive the merger and continue to exist after the merger as an indirect wholly owned subsidiary of Holdings. Upon completion of the merger, Clear Channel common stock will be converted into the right to receive either the Cash Consideration or the Stock Consideration. All of Clear Channel’s and Merger Sub’s properties, rights, privileges, powers and franchises, and all of their claims, obligations, liabilities, debts, and duties, will become those of the surviving corporation. Following completion of the merger, Clear Channel common stock will be delisted from the NYSE, deregistered under the Exchange Act, and no longer publicly traded. Thereafter, the current shareholders of Clear Channel will not participate in any future earnings or growth of Clear Channel and will not benefit from any appreciation in value of Clear Channel following the Effective Time, except to the extent that such shareholders receive the Stock Consideration.
Rollover by Shareholders
     Under the terms of the merger agreement, the Fincos may allow certain employees of Clear Channel (each, a “Rollover Shareholder”) to convert some or all of the shares of Clear Channel common stock or other equity or convertible securities of Clear Channel held by them (“Rollover Shares”) into equity securities of Holdings in lieu of receiving the applicable portion of the Merger Consideration. The equity securities of Holdings that will be issued in connection with the rollover will not decrease the 30,612,245 shares of Holdings Class A common stock available for issuance as Stock Consideration.
     Pursuant to the Letter Agreement each of Messrs. Mark P. Mays and Randall T. Mays have agreed to convert $10 million, in the aggregate, of shares of Clear Channel common stock, shares of Clear Channel restricted stock and “in the money” Clear Channel stock options into equity securities of Holdings, in the same proportion as that of the Fincos. Additionally, Clear Channel has been informed that the Fincos and the Sponsors have provided Messrs. L. Lowry Mays and B. J. McCombs, each a member of Clear Channel’s board of directors, the opportunity to convert a portion of their shares of Clear Channel common stock, shares of Clear Channel restricted stock and “in the money” Clear Channel stock options held by them into equity securities of Holdings. Mr. L. Lowry Mays’ current intention is to sell 100% of his equity securities in Clear Channel. However, if he seeks to rollover some portion of his holdings, Mr. L. Lowry Mays has informed Clear Channel that he will be selling a substantial majority of his holdings in the transaction.
     The Fincos, Holdings and Merger Sub have informed Clear Channel that they anticipate offering certain members of Clear Channel’s management the opportunity to convert a portion of their current equity interests in Clear Channel into equity in Holdings and/or to the right to purchase equity interests in Holdings. Although Clear Channel believes members of its management team are likely to enter into new arrangements to purchase or participate in the equity of Holdings, these matters are subject to further negotiations and discussion and no terms or conditions have been finalized (other than the Letter Agreement). Any such new arrangements are expected to be entered into prior to the completion of the merger. For further discussion, see the section titled “Equity Rollover” above.
Treatment of Common Stock and Other Securities
Clear Channel Common Stock
     At the Effective Time, each Public Share issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive, at the election of the holder of record and subject to proration (as more fully described under the headings “Election Procedures” and “Proration Procedures” below), either (x) an amount equal to $39.20 in cash without interest, plus the Additional Consideration, if any (the “Cash Consideration”) or (B) one validly issued, fully paid and non assessable share of Holdings Class A common stock (valued at $39.20 per share based on the cash purchase price to be paid by investors that buy Holdings common stock for cash in connection with the closing of the merger), plus the Additional Consideration, if any, payable in cash (the “Stock Consideration”). The following shares, which shares are not Public Shares, will not be converted into the right to receive the consideration described in the preceding sentence:
•	shares of Clear Channel common stock held in Clear Channel’s treasury or owned by Merger Sub or Holdings immediately prior to the Effective Time, which shares will automatically be canceled, retired and will cease to exist without conversion or consideration;

•	shares of Clear Channel common stock held by shareholders who do not vote in favor of adoption of the merger agreement and who have properly demanded and perfected their appraisal rights in accordance with Texas law, which shares will be entitled to only such rights as are granted by Texas law; and

•	Rollover Shares.
     Pursuant to separate agreements entered into by the Fincos and each member of Clear Channel’s board of directors (the “affiliated holders”), each member of Clear Channel’s board of directors has agreed, as part of the merger, to convert all shares of Clear Channel common stock held by such affiliated holder, or issuable upon exercise of Clear Channel stock options held by such affiliated holder (other than Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration) into the Cash Consideration.
     Each Public Share, when converted into Stock Consideration or Cash Consideration, will automatically be canceled, and will cease to exist. After the Effective Time, each outstanding stock certificate or book-entry share representing shares of Clear Channel common stock converted in the merger will represent only the right to receive the Cash Consideration or the Stock Consideration, as elected by each holder of record, with respect to each such Public Share.
     The term “Additional Consideration” means, if the Effective Time occurs after January 1, 2008, an additional amount for each share of Clear Channel common stock equal to the lesser of:
•	the pro rata portion, based upon the number of days elapsed since January 1, 2008, of $39.20 multiplied by 8% per annum, or

•	an amount equal to (a) the Operating Cash Flow for Clear Channel and its subsidiaries for the period from and including January 1, 2008 through and including the last day of the last month preceding the closing date of the merger for which financial statements are available at least ten (10) calendar days prior to the closing date of the merger less dividends paid or declared with respect to the foregoing period and amounts committed or paid to purchase equity interests in Clear Channel or derivatives thereof with respect to that period (but only to the extent that those dividends or amounts are not deducted from the Operating Cash Flow for Clear Channel and its subsidiaries for any prior period) divided by (b) the sum of the number of outstanding shares of Clear Channel common stock (including outstanding shares of Clear Channel restricted stock) plus the number of shares of Clear Channel common stock issuable pursuant to convertible securities of Clear Channel outstanding at the closing date of the merger with exercise prices less than the Merger Consideration.
     The term “Operating Cash Flow” means an amount determined on a consolidated basis for Clear Channel and its subsidiaries as follows:
•	an amount determined in accordance with generally accepted accounting principles equal to the sum of net income, excluding therefrom any amount described in one or more of the following clauses (but only to the extent included in net income):
(i)	the aggregate after-tax amount, if positive, of any net extraordinary, nonrecurring or unusual gains,

(ii)	any items of gain or loss from permitted divestitures under the merger agreement,

(iii)	any items of gain or loss from the change in value or disposition of investments, including with respect to marketable securities and forward exchange contracts,

(iv)	any non-cash income, gain or credits included in the calculation of net income,

(v)	any net income or loss attributable to non-wholly owned subsidiaries or investments, except to the extent Clear Channel has received a cash dividend or distribution or an intercompany cash payment with respect thereto during such period,

(vi)	any net income attributable to foreign subsidiaries, except to the extent Clear Channel has received a cash dividend or distribution or an intercompany cash payment with respect thereto during such period, and

(vii)	the cumulative effect of a change in accounting principle, plus
•	to the extent net income has been reduced thereby and without duplication, amortization of deferred financing fees included in interest expense, depreciation and amortization (including amortization of film contracts) and other non-cash charges that are (a) not attributable to subsidiaries whose net income is subject to clause (v) or (vi) of the first bullet above and (b) not in the nature of provisions for future cash payments, minus
•	the amount of cash taxes paid or accrued with respect to such period (including provision for taxes payable in future periods) to the extent exceeding the amount of tax expense deducted in determining net income, minus

•	dividends paid or declared with respect to such period and amounts committed or paid to purchase equity interests in Clear Channel or derivatives thereof with respect to such period, minus

•	capital expenditures made in cash or accrued with respect to such period, minus

•	with respect to any income realized outside of the United States, any amount of taxes that would be required to be paid in order to repatriate such income to the United States, minus

•	cash payments made or scheduled to be made with respect to film contracts.

Clear Channel Stock Options
     Prior to ___, 2007, except as otherwise agreed by the Fincos, Holdings and a holder of Clear Channel stock options, each holder of an outstanding Clear Channel stock option that remains outstanding and unexercised prior to the Election Form Record Date (as defined below), whether vested or unvested may irrevocably elect to convert such option (on a net share basis) into Net Electing Option Share(s) and further elect to receive the Stock Consideration for such Net Electing Option Share(s) (subject to proration) as more fully described below under the headings “Election Procedures” and “Proration Procedures”). If a holder of Clear Channel stock options does not make a valid election to convert such options into Net Electing Option Shares and a valid Stock Consideration election (each as described below), then such Clear Channel stock option, whether vested or unvested, will automatically become fully vested and convert into the right at the Effective Time to receive a cash payment (without interest and less applicable withholding taxes) calculated as follows: the product of (i) the excess, if any, of the Cash Consideration plus any Additional Consideration over the exercise price per share of Clear Channel stock option and (ii) the number of shares of Clear Channel common stock issuable upon exercise of such Clear Channel stock option (the “Option Payment”). As of the Effective Time, subject to certain exceptions, Clear Channel stock options will no longer be outstanding and will automatically cease to exist, and the holders thereof will no longer have any rights with respect to such Clear Channel stock options, except the right to receive the Merger Consideration or cash payment described above.
Clear Channel Restricted Stock
     As of the Effective Time, except as otherwise agreed by the Fincos and a holder of shares of Clear Channel restricted stock, each share of Clear Channel restricted stock that remains outstanding as of the Effective Time, whether vested or unvested, will automatically become fully vested and become free of restriction and will be cancelled and converted into the right to receive, at the election of the holder thereof, the Cash Consideration or the Stock Consideration at the election of the holder of record and subject to proration (as more fully described under the headings “Election Procedures” and “Proration Procedures” below). Any unaffiliated holder of restricted shares of Clear Channel common stock who would like to make a Stock Election with respect to such shares, must do so prior to             , 2007 using the procedures described below.
Election Procedures
     Each holder of Public Shares who is a holder as of the record date for the Shareholders’ Meeting (the “Election Form Record Date”) is entitled to make an election to receive either the Cash Consideration (a “Cash Election”) or the Stock Consideration (a “Stock Election”) with respect to all Public Shares held on the Election Form Record Date. For purposes of the merger agreement, a holder of Public Shares who does not make a valid election prior to 5:00 p.m. New York City time on the business day immediately preceding the Clear Channel shareholders’ meeting (the “Election Deadline”), including any failure to return the form of election prior to the Election Deadline, any revocation of a form of election or any failure to properly complete the form of election, will be deemed to have elected to receive the Cash Consideration for each Public Share. Holdings may, in its sole discretion reject all or any part of a Stock Election made by a non-U.S. person, if Holdings determines that the rejection would be reasonable in light of the requirements of Article VIII, Section 6 of Clear Channel’s by-laws or Article X of Holdings’ second amended and restated certificate of incorporation or such rejection is otherwise advisable to facilitate compliance with FCC restrictions on foreign ownership. Holdings may also reject all or any part of a Stock Election if such election is made in contravention of an agreement entered into between Fincos and a member of the Clear Channel board of directors. In the event that a Stock Election or portion of a Stock Election is rejected then the holder making the rejected Stock Election will be deemed to have made a Cash Election with respect to the holder’s shares of Clear Channel common stock subject to the rejected Stock Election.
     Each person (other than an affiliated holder) who holds Clear Channel stock options on the Election Form Record Date is also entitled to make a Stock Election with respect to any Net Electing Option Share held by such holder by submitting a form of election specifying (i) the number of Clear Channel stock options that the holder irrevocably commits to exercise immediately prior to the Effective Time and (ii) the corresponding number of Net Electing Option Shares that the holder desires to convert into the Stock Consideration (i.e. paying the exercise price using the value of the shares of Clear Channel common stock underlying such Clear Channel stock option). Any holder of Clear Channel stock options who fails to properly submit a form of election on or before the Election Deadline will be deemed to have failed to make an election and such holder’s Clear Channel stock options will be treated as if no Stock Election for the Net Electing Option Shares was made, as described in the section titled “Clear Channel Stock Options” above, and will be converted into the right to receive a cash payment at the Effective Time. Any Stock Election with respect to Clear Channel stock options will be subject to the procedures (including with regard to acceptance and rejection) described in the preceding paragraph.

     All Stock Elections with respect to Clear Channel Common Stock and Net Electing Option Shares may be revoked at any time prior to the Election Deadline. From and after the Election Deadline, all Stock Elections will be irrevocable.
Proration Procedures
     Pursuant to the merger agreement, the maximum aggregate number of Public Shares and Net Electing Option Shares that may be converted to shares of Holdings Class A common stock may not exceed 30,612,245 (the “Maximum Stock Election Number”). In the event that the holders elect to convert an aggregate number of Public Shares and Net Electing Option Shares exceeding the Maximum Stock Election Number, each holder who elected to convert Public Shares and/or Net Electing Option Shares into shares of Holdings Class A common stock will receive:
•	a pro-rata number of shares of Holdings Class A common stock determined in the following manner:
•	a proration factor will be determined by dividing the Maximum Stock Election Number by the total number of Public Shares and Net Electing Option Shares for which holders have made valid Stock Elections (“Stock Election Shares”); and

•	with respect to each form of election submitted by a record holder of Public Shares and/or Clear Channel stock options, the number of Stock Election Shares will be converted into the right to receive a number of shares of Holdings Class A common stock (plus the Additional Consideration, if any, which will be paid in cash) equal to the product of (x) the proration factor times (y) the total number of Stock Election Shares reflected on such form of election; plus

•	the right to receive the Cash Consideration with respect to the Public Shares and Net Electing Option Shares elected to be converted into Holdings Class A common stock which are not converted into shares of Holdings Class A common stock.
     If pursuant to a single form of election (and after proration, if any), a holder of Public Shares and/or Net Electing Option Shares will receive shares of Holdings Class A common stock representing more than 9.9% of the shares of Holdings Class A common stock outstanding as of the Effective Date (the “Individual Cap”), the number of shares of Holdings Class A common stock to be received by such holder will be reduced to the number of shares equal to the Individual Cap. In addition, the holder will receive Cash Consideration for the number of shares of Public Shares and/or Net Electing Option Shares that are cut back. The number of shares of Public Shares and/or Net Electing Option Shares that are cut back will be reallocated pro rata to holders who have not received the number of shares of Holdings Class A common stock covered by such holders’ valid Stock Elections; provided that such holders have not exceeded their respective Individual Caps. The allocation process will continue until the Maximum Stock Election Number is reached or all holders who have elected Stock Consideration have reached their Individual Cap.
Exchange and Payment Procedures
     In the event that the Clear Channel shareholders approve the merger, the paying and exchange agent (the “paying agent”) selected by Holdings and Merger Sub (and reasonably acceptable to Clear Channel) will coordinate with Merger Sub, Holdings and Clear Channel to perform the proration of the Stock Elections described above and promptly after the shareholders’ meeting, notify each holder who made a valid Stock Election of the number of Public Shares and Net Electing Option Shares which will be converted into the right to receive the Stock Consideration. Each Clear Channel shareholder and each holder of Clear Channel stock option(s) will be required to submit to the paying agent certificates or book-entry shares, as applicable, representing the shares and stock options to be converted into the Stock Consideration (together with properly executed letters of transmittals in the form distributed by the paying agent) within 30 days of the receipt of such notice. The failure of any holder to timely submit certificates or book-entry shares, as applicable, representing the Clear Channel common stock or Clear

Channel stock options underlying the Net Electing Option Shares and properly executed letters of transmittal will result in the rejection of the applicable Stock Election. Any holder whose Stock Election is rejected due to such failure shall be deemed to have made a Cash Election with respect to such Public Shares and Net Electing Option Shares and shall be entitled only to the Cash Consideration for such shares.
     On the closing date of the merger, promptly following the Effective Time, the surviving corporation and Holdings will deposit or cause to be deposited with the paying agent (i) cash in an amount equal to the aggregate amount of the Cash Consideration to be paid, (ii) certificates representing Holdings Class A common stock in an amount equal to the aggregate amount of Stock Consideration, (iii) cash in an amount equal to the aggregate amount of cash payments to be paid in lieu of any fractional shares, and (iv) cash in an amount equal to the total amount of Option Payments to be paid.
     Appropriate transmittal materials will be provided to the holders of Clear Channel common stock certificates, book-entry shares or Clear Channel stock options not previously submitted to the paying agent promptly following the Effective Time, and in any event not later than the second business day following the Effective Time, informing the holders of the effectiveness of the merger and the procedure for surrendering Clear Channel common stock share certificates, option certificates and book-entry shares. After holders surrender their certificates or book-entry shares and submit properly completed and executed transmittal materials to the paying agent, the surrendered certificates will be canceled and those holders will be entitled to receive in exchange therefor the Cash Consideration, for each share of Clear Channel common stock represented by the surrendered and canceled certificates, and the cash payment, for any Clear Channel stock options. The Paying Agent will deliver the Cash Consideration or cash payment contemplated to be paid per outstanding share or option within 20 business days of the later to occur of the Effective Time or the paying agent’s receipt of the certificates or book-entry shares representing those securities.
     Following the Effective Time, there will be no further transfers of Clear Channel common stock. Any certificate presented to the surviving corporation for transfer (other than those certificates representing dissenting shares) after the Effective Time will be canceled and exchanged for the Cash Consideration with respect to each share of Clear Channel common stock represented by the certificate.
     Any portion of the Merger Consideration or any cash payment with respect to Clear Channel stock options deposited with the paying agent that remains undistributed to holders of certificates, book-entry shares, Clear Channel stock options, or restricted shares one year after the Effective Time will be delivered, if cash, to the surviving corporation, and, if shares of Holdings Class A common stock, to Holdings, together with interest and other income received by the paying agent. Holders of Clear Channel common stock and/or Clear Channel stock options who at that time have not yet complied with the exchange procedures outlined above will be required to look to the surviving corporation and Holdings, as general creditors of the surviving corporation, for payment of their claim for cash, without interest, that may be payable upon surrender of their share certificates.
Representations and Warranties
     The merger agreement contains representations and warranties of the parties to the merger agreement made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing of the merger agreement, Amendment No. 1 and Amendment No. 2 and that modify, qualify and create exceptions to the representations and warranties contained in the merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, because (i) they were made only as of the date of the original merger agreement, Amendment No. 1 or Amendment No. 2, as applicable, or a prior specified date, (ii) in some cases they are subject to qualifications with respect to materiality and knowledge, and (iii) they are modified in important part by the underlying disclosure schedules. Clear Channel’s disclosure schedules contain information that has been included in Clear Channel’s prior public disclosures, as well as non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, Amendment No. 1 or Amendment No. 2, as applicable, which subsequent information may or may not be fully reflected in Clear Channel’s public disclosures.
     Clear Channel makes various representations and warranties in the merger agreement that are subject, in some cases, to exceptions and qualifications (including exceptions that do not create a Material Adverse Effect on Clear Channel (as defined below)). Clear Channel’s representations and warranties relate to, among other things:

•	Clear Channel’s and its subsidiaries’ due organization, valid existence, good standing and qualification to do business;

•	Clear Channel’s and its subsidiaries’ articles of incorporation, bylaws and other organizational documents;

•	Clear Channel’s capitalization, including in particular the number of issued and outstanding shares of Clear Channel common stock, Clear Channel stock options and warrants and Clear Channel restricted stock outstanding;

•	Clear Channel’s corporate power and authority to enter into the merger agreement, Amendment No. 1 and Amendment No. 2, and to consummate the transactions contemplated by the merger agreement and perform its obligations under Amendment No. 1 and Amendment No. 2;

•	the approval and recommendation of the merger agreement, Amendment No. 1 and Amendment No. 2, and the approval of the merger and the other transactions contemplated by the merger agreement by the board of directors (except that the board of directors did not, and will not, make any recommendation to the shareholders with respect to the Stock Consideration);

•	the required vote of Clear Channel’s shareholders in connection with the adoption of the merger agreement;

•	the absence of certain specified violations of, or conflicts with, Clear Channel’s governing documents, applicable law or certain agreements as a result of entering into the merger agreement and consummating the merger;

•	the required consents and approvals of governmental entities in connection with consummation of the merger and the other transactions contemplated by the merger agreement;

•	compliance with applicable laws and permits, including FCC licenses;

•	our SEC forms, documents, registration statements and reports since December 31, 2004, and to Clear Channel’s knowledge, the SEC forms, documents, registration statements and reports of Clear Channel Outdoor since November 2, 2005, including the financial statements contained therein;

•	our disclosure controls and procedures and internal controls over financial reporting;

•	the absence of a Material Adverse Effect on Clear Channel and certain other changes or events related to Clear Channel or its subsidiaries since December 31, 2005;

•	the absence of certain undisclosed liabilities;

•	the absence of legal proceedings and governmental orders against Clear Channel;

•	taxes;

•	the absence of any untrue statement of a material fact or omission of a material fact required to be stated in this proxy statement/prospectus or any other document filed with the SEC in connection with the merger;

•	our material contracts;

•	employment and labor matters affecting Clear Channel or Clear Channel’s subsidiaries, including matters relating to the Clear Channel’s or its subsidiaries’ employee benefit plans;

•	the inapplicability to the merger agreement and the merger of restrictions imposed on business combinations by Article 13 of the Texas Business Corporation Act;

•	the receipt by the board of directors of a fairness opinion from Goldman Sachs and the receipt by the special advisory committee of the board of directors of an opinion from Lazard (except that the fairness opinion delivered in connection with Amendment No. 2 was an opinion from Goldman Sachs and did not opine on the shares held by the members of the board of directors of Clear Channel, which shares are subject to separate agreements with the Fincos described in the section titled “The Merger Agreement — Treatment of Common Stock and Other Securities — Clear Channel Common Stock”); and

•	the absence of undisclosed brokers’ fees.
     For purposes of the merger agreement, “Material Adverse Effect on Clear Channel” means any event, state of facts, circumstance, development, change, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business condition (financial or otherwise), operations or results of operations of Clear Channel and its subsidiaries, taken as a whole. However, any event, state of facts circumstance, development, change, effect or occurrence resulting from the following matters will not be taken into account in determining whether there has been a Material Adverse Effect on Clear Channel and will not constitute a Material Adverse Effect on Clear Channel:
•	changes in general economic or political conditions or the securities, credit or financial markets in general, in each case, generally affecting the general television or radio broadcasting, music, internet, outdoor advertising or event industries;

•	general changes or developments in the general television or radio broadcasting, music, internet or event industries, including general changes in law or regulation across such industries;

•	the announcement of the merger agreement or the pendency or consummation of the merger;

•	the identity of Merger Sub, the Sponsors or any of their affiliates as the acquirer of Clear Channel;

•	compliance with the terms of, or the taking of any action required by, the merger agreement or consented to by the Fincos;

•	any acts of terrorism or war (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of Clear Channel or any of its subsidiaries);

•	changes in generally accepted accounting principles or the interpretation thereof;

•	any weather related event; or

•	any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of the failure will be considered in determining whether there is a Material Adverse Effect on Clear Channel).
     The events summarized in the first two bullet points above will not be taken into account in determining whether there has been a Material Adverse Effect on Clear Channel except to the extent those changes or developments would reasonably be expected to have a materially disproportionate impact on Clear Channel and its subsidiaries, taken as a whole, relative to other for-profit participants in the industries and in the geographic markets in which Clear Channel conducts its businesses after taking into account the size of Clear Channel relative to such other for-profit participants.
     The merger agreement also contains various representations and warranties made jointly and severally by the Fincos, Holdings and Merger Sub that are subject, in some cases, to exceptions and qualifications (including exceptions that do not create a Holdings Material Adverse Effect (as defined below)). The representations and warranties relate to, among other things:
•	their due organization, valid existence and good standing;

•	their certificate of incorporation, bylaws and other organizational documents;

•	their power and authority to enter into the merger agreement, Amendment No. 1 and Amendment No. 2, and to consummate the transactions contemplated by the merger agreement and perform their obligations under Amendment No. 1 and Amendment No. 2;

•	the absence of violations of, or conflicts with, their governing documents, applicable law or certain agreements as a result of entering into the merger agreement and consummating the merger;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	their qualification under the Communications Act to hold FCC licenses;

•	the absence of litigation and government orders against the Fincos, Holdings and Merger Sub;

•	the Fincos’ and Merger Sub’s ability to secure financing for the merger;

•	the delivery of limited guarantees of certain of the obligations of the Fincos and Merger Sub executed by each of the Sponsors;

•	the capitalization of Holdings, Merger Sub and any other subsidiaries of Holdings;

•	the absence of undisclosed broker’s fees;

•	the absence of any untrue statement of a material fact or omission of a material fact required to be stated in any information supplied by the Fincos, Merger Sub or Holdings for inclusion in this proxy statement/prospectus; and

•	the solvency of the surviving corporation and Holdings following the consummation of the merger.
     For purposes of the merger agreement, a “Holdings Material Adverse Effect” means any event, state of facts, circumstance, development, change, effect or occurrence that is materially adverse to the business, financial condition or results of operations of Holdings and Holdings’ subsidiaries taken as a whole or may reasonably be expected to prevent or materially delay or materially impair the ability of Holdings or any of its subsidiaries to consummate the merger and the other transactions contemplated by the merger agreement.
     The representations and warranties in the merger agreement of each of Clear Channel, the Fincos, Holdings and Merger Sub will terminate at the earlier of the Effective Time and the termination of the merger agreement pursuant to its terms.

Conduct of Clear Channel’s Business Pending the Merger
     Under the merger agreement, Clear Channel has agreed that, subject to certain exceptions, between November 16, 2006 and the completion of the merger, unless the Fincos give their prior written consent:
•	Clear Channel and its subsidiaries will conduct business in the ordinary course and consistent with past practice in all material respects; and

•	Clear Channel and its subsidiaries will use their reasonable best efforts to preserve substantially intact Clear Channel’s business organizations and to keep available the services of certain senior executive officers.
     Clear Channel also has agreed that, during the same time period, subject to certain exceptions, neither Clear Channel nor any of its subsidiaries will take any of the following actions, unless the Fincos give their prior written consent:
•	amend Clear Channel’s articles of incorporation or bylaws or the organizational documents of its subsidiaries;

•	issue, sell, pledge, dispose, encumber or grant any equity securities or convertible securities of Clear Channel or its subsidiaries;

•	acquire any business organization or any division thereof or any material amount of assets with a purchase price in excess of $150 million in the aggregate;

•	adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any equity securities or convertible securities of Clear Channel or its subsidiaries;

•	other than with respect to the payment by Clear Channel of a regular quarterly dividend, as and when normally paid, not to exceed $0.1875 per share, declare, set aside for payment or pay any dividend payable in cash, property or stock on, or make any other distribution in respect of, any shares of its capital stock;

•	create, incur, guarantee or assume any indebtedness except for indebtedness: (i) incurred under Clear Channel’s or a subsidiary’s existing credit facilities, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of the merger agreement, (iii) as otherwise required in the ordinary course of Clear Channel’s business consistent with past practice, or (iv) in an aggregate principal amount not to exceed $250 million;

•	make any material change to its methods of accounting in effect at December 31, 2005, except as required by generally accepted accounting principles, Regulation S-X of the Exchange Act, as required by a governmental authority, as required by a change in applicable law, or as disclosed in the documents filed by Clear Channel with the SEC prior to November 16, 2006;

•	adopt or enter into a plan of restructuring, recapitalization or other reorganization (other than the merger and other than transactions exclusively between Clear Channel and its subsidiaries or between Clear Channel’s subsidiaries, in which case, the Fincos’ consent will not be unreasonably withheld or delayed);

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien (other than permitted liens) or otherwise dispose of any asset or any portion of its properties or assets with a sale price in excess of $50 million;

•	make any material change in any method of tax accounting or any annual tax accounting period, make, change or rescind any material tax election, participate in any settlement negotiations concerning United States federal income taxes in respect of the 2003 or subsequent tax year, settle or compromise any material tax liability, audit claim or assessment, surrender any right to claim for a material tax refund, file any amended tax return involving a material amount of additional taxes, enter into any closing agreement relating to material taxes, or waive or extend the statute of limitations in respect of material taxes other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business;

•	grant any stock options, restricted shares or other rights to acquire any of Clear Channel’s or its subsidiaries’ capital stock or take any action to cause to be exercisable any otherwise unexercisable options under any of Clear Channel’s option plans, except as may be required under any option plans or an employment agreement or pursuant to any customary grants made to employees at fair market value (provided that the number of shares of Clear Channel common stock thereunder will not exceed 0.25% of the outstanding shares of Clear Channel common stock as of the close of business on November 10, 2006);

•	increase the compensation or other benefits payable to (i) current or former directors (including L. Lowry Mays, Mark P. Mays, and Randall T. Mays in their capacities as executive officers of Clear Channel), (ii) any other senior executive officers of Clear Channel by an amount exceeding a specified amount agreed upon by Clear Channel and the Fincos, or (iii) other employees except in the ordinary course of business consistent with past practices;

•	grant any severance or termination pay to, or enter into any severance agreement with, any current or former director, executive officer or employee of Clear Channel or any of its subsidiaries, except as are required in accordance with any benefit plan of Clear Channel and in the case of employees other than the senior executive officers, other than in the ordinary course of business consistent with past practice;

•	enter into any employment agreement with any director, executive officer or employee of Clear Channel or any of its subsidiaries, except (i) employment agreements to replace a departing executive officer or employee upon substantially similar terms, (ii) employment agreements with on-air talent, (iii) new employment agreements entered into in the ordinary course of business providing for compensation not in excess of $250,000 annually and with a term of no more than two years, or (iv) extensions of employment agreements other than agreements with senior executive officers in the ordinary course of business consistent with past practice;

•	adopt, approve, ratify, enter into or amend any collective bargaining agreement, side letter, memorandum of understanding or similar agreement with any labor union;

•	adopt, amend or terminate any benefit plan of Clear Channel or any retention, change in control, profit sharing, or severance plan or contract for the benefit of any of Clear Channel’s current or former directors, officers, or employees or any of their beneficiaries, except for any amendment to comply with Section 409(A) of the Code.

•	make any capital expenditure in excess of $50 million individually, or $100 million in the aggregate, except for any capital expenditures in aggregate amounts consistent with past practice or as required pursuant to new contracts entered into in the ordinary course of business;

•	make any investment in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any person in excess of $25 million in the aggregate for all such investments, loans or advances, other than an investment in, or loan or advance to, a subsidiary of Clear Channel, provided that (other than travel and similar advances in the ordinary course of business) Clear Channel will not make any loans or advances to any senior executive officer;

•	settle or compromise any material claim, suit, action, arbitration or other proceeding, provided that Clear Channel may settle or compromise any claim that is not related to the merger agreement or the transactions contemplated hereby that do not exceed $10 million individually, or $30 million in the aggregate, and do not impose any material restriction on the business or operations of Clear Channel or its subsidiaries;

•	except with respect to certain permitted divestitures, without the Fincos’ consent (which consent may not be unreasonably withheld, delayed or conditioned), enter into any local marketing or similar agreement in respect of the programming of any radio or television broadcast station or contract for the acquisition or sale of any radio broadcast station, television broadcast station or daily newspaper or of any equity or debt interest in any person that directly or indirectly has an attributable interest in any radio broadcast station, television broadcast station or daily newspaper;

•	make any amendment or modification to, or give any consent or grant any waiver under, that certain Master Agreement, dated as of November 16, 2005, by and between Clear Channel and Clear Channel Outdoor (the “Master Agreement”) to permit Clear Channel Outdoor to issue any capital stock, options or other securities, consolidate or merge with another person, declare or pay any dividend, sell or encumber any of its assets, amend, modify, cancel, forgive or assign any intercompany notes or amend, terminate or modify the Master Agreement or the Corporate Services Agreement, dated November 16, 2005, between Clear Channel Management Services, L.P. and Clear Channel Outdoor;

•	enter into any transaction, agreement, arrangement or understanding between Clear Channel or any of its subsidiaries, on the one hand, and any affiliate of Clear Channel (other than its subsidiaries) on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K that involves more than $100,000;

•	adopt any takeover defenses or take any action to render any state takeover statutes inapplicable to any transaction other than the transactions contemplated by the merger agreement; or

•	authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.
FCC Matters
     Until the Effective Time, Clear Channel has agreed to: (i) use its reasonable best efforts to comply with all material requirements of the FCC applicable to the operation of Clear Channel’s television and radio stations, (ii) promptly deliver to the Fincos copies of any material reports or applications filed with the FCC, (iii) promptly notify the Fincos of any inquiry, investigation or proceeding initiated by the FCC relating to Clear Channel’s television and radio stations, which if determined adversely, would be reasonably likely to have a Material Adverse Effect on Clear Channel, and (iv) not make or revoke any election with the FCC that would have, in the aggregate, a Material Adverse Effect on Clear Channel.
Shareholders’ Meeting
     Unless the merger agreement is terminated, Clear Channel is required to establish a record date for, duly call, give notice of, convene and hold special meeting of shareholders of Clear Channel for the purpose of voting upon the adoption of the merger agreement and approval of the merger. Clear Channel is required to recommend that Clear Channel’s shareholders vote in favor of the adoption of the merger agreement and the approval of the merger, except that Clear Channel will not be obligated to recommend to its shareholders the adoption of the merger agreement or the approval of the merger if the board of directors, in accordance with the merger agreement changes, qualifies, withdraws or modifies in any manner adverse to the Fincos its recommendation that Clear Channel’s shareholders vote in favor of the adoption of the merger agreement and the approval of the merger. Clear Channel is also required to use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption of the merger agreement and the approval of the merger and to take all other actions necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE and applicable law, unless the board of directors, in accordance with the merger agreement changes, qualifies, withdraws or modifies in any manner adverse to the Fincos its recommendation that Clear Channel’s shareholders vote in favor of the adoption of the merger agreement and the approval of the merger.
Appropriate Actions
     The parties agreed in the merger agreement to use their respective reasonable best efforts to consummate the merger, including, (i) in the case of the Fincos, the obtaining of all necessary approvals under any applicable communication laws required in connection with the merger, (ii) obtaining all necessary actions or non-actions, consents and approvals from governmental authorities or other persons and taking all reasonable steps as may be necessary to obtain approval from, or to avoid an action or proceeding, by any governmental authority or other persons necessary to consummate the merger, (iii) defending any lawsuits or legal proceedings challenging the merger, including seeking to have any stay or temporary restraining order vacated or reversed, and (iv) executing and delivering any additional instruments necessary to consummate the merger.
     Pursuant to the merger agreement, the Fincos and Clear Channel filed on December 12, 2006, all applications necessary in order to obtain the FCC Consent.
     The Fincos have agreed to promptly take any and all steps necessary to avoid or eliminate every impediment and obtain all consents under any antitrust, competition or communications or broadcast law (including the FCC media ownership rules), that may be required by any governmental authority to enable the parties to consummate the merger as promptly as practicable, including committing to or effecting, by consent decree, hold separate order, trust or otherwise, the divestiture (as defined above under “Regulatory Approvals”) of such assets or businesses as are required to be divested in order to obtain the FCC Consent or to avoid the entry of, or to effect the dissolution of or vacate or lift any order, that would otherwise have the effect of preventing or materially delaying the consummation of the merger.
     The parties have agreed that if the FTC or the Antitrust Division of the U.S. Department of Justice has not granted the necessary approvals under the HSR Act as of August 16, 2007, then if Clear Channel’s and the Fincos’ respective antitrust counsel, in their professional judgment, jointly determine that a divestiture is required to obtain the necessary approvals under the HSR Act, they will provide notice of such determination to the Fincos and the Fincos have agreed promptly, and in any event by November 15, 2007, to implement the divestiture.
Access to Information
     Until the earlier of the Effective Time or the termination of the merger agreement, except as otherwise prohibited by applicable law or the terms of any contract entered into prior to November 16, 2006 or as would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege, Clear Channel will, and will cause each of its subsidiaries to, (i) provide to the Fincos and their respective officers, directors, employees, accountants, consultants, legal counsel, permitted financing sources, agents and other representatives (the “Fincos’ Representatives”) reasonable access during normal business hours to Clear Channel’s and certain material subsidiaries’ officers, employees, offices and other facilities, properties, books, contracts and records and other information as the Fincos may reasonably request regarding the business, assets, liabilities, employees and other aspects of Clear Channel and its subsidiaries, (ii) permit the Fincos to make copies and inspections thereof as the Fincos may reasonably request, and (iii) furnish promptly to the Fincos such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Clear Channel and its subsidiaries as the Fincos or the Fincos’ Representatives may reasonably request. In addition, during such time, Clear Channel will provide the Fincos and the Fincos’ Representatives copies of each unaudited monthly consolidated balance sheet of Clear Channel for the month then ended and related statements of earnings, and cash flows in the form and promptly following such time as they are provided or made available to Clear Channel’s senior executive officers.

Solicitation of Alternative Proposals
     The merger agreement provides that through 11:59 p.m. Eastern Standard Time on December 7, 2006 (the “No-Shop Period Start Date”), Clear Channel was permitted to:
•	initiate, solicit and encourage Competing Proposals from third parties, including by way of providing access to non-public information to third parties pursuant to a confidentiality agreement; and

•	participate in discussions or negotiations regarding, and take any other action to facilitate any Competing Proposal.
     On the No-Shop Period Start Date, Clear Channel agreed to advise the Fincos of the number and identities of the parties making a bona fide written Competing Proposal that the board of directors or any committee thereof believed in good faith after consultation with Clear Channel’s outside legal and financial advisors, constituted or could reasonably be expected to lead to a Superior Proposal (as defined below) (any such proposal, an “Excluded Competing Proposal”) and provide to the Fincos (within two calendar days) written notice specifying the material terms and conditions of any such Excluded Competing Proposal. Clear Channel did not receive any Competing Proposals prior to that time.
     Commencing on the No-Shop Period Start Date Clear Channel agreed to:
•	immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior these dates with respect to any actual or potential Competing Proposal; and

•	with respect to parties with whom discussions or negotiations have been terminated on, prior to or subsequent to November 16, 2006, use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, any confidential information previously furnished by it.
     From and after the No-Shop Period Start Date until the earlier of the Effective Time or the date, if any, on which the merger agreement is terminated, Clear Channel agreed not to:
•	initiate, solicit, or knowingly facilitate or encourage the submission of any inquiries, proposals or offers with respect to a Competing Proposal;

•	participate in any negotiations regarding, or furnish to any person any information in connection with, any Competing Proposal;

•	engage in discussions with any person with respect to any Competing Proposal;

•	approve or recommend any Competing Proposal;

•	enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal;

•	otherwise cooperate with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than the Fincos or their representatives) with respect to a Competing Proposal; or

•	exempt any person from the restrictions contained in any state takeover or similar laws or otherwise cause these restrictions not to apply to any person or to any Competing Proposal.

     For purposes of the merger agreement, a “Competing Proposal” means any proposal or offer relating to:
•	any direct or indirect acquisition or purchase, in any single transaction or series of related transactions, by any person or “group” as defined in Section 13(d) of the Exchange Act, which does not include any of the Fincos, Merger Sub or their respective affiliates, of 15% or more of the fair market value of the assets, issued and outstanding shares of Clear Channel common stock or other ownership interests of Clear Channel and its consolidated subsidiaries, taken as a whole, or to which 15% or more of Clear Channel’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable;

•	any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the shares of Clear Channel common stock; or

•	any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving Clear Channel as a result of which any person or group acting in concert would acquire 15% or more of the fair market value of the assets, issued and outstanding shares of Clear Channel common stock or other ownership interests (including capital stock of Clear Channel’s subsidiaries) of Clear Channel and its consolidated subsidiaries, taken as a whole or to which 15% or more of Clear Channel’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable.
     Prior to adoption of the merger agreement by Clear Channel’s shareholders, if Clear Channel receives any written Competing Proposal which the board of directors believes in good faith to be bona fide and which the board of directors determines, after consultation with outside counsel and financial advisors, constitutes, or could reasonably be expected to result in, a Superior Proposal, Clear Channel may:
•	furnish information to the third party making the Competing Proposal, provided Clear Channel receives from the third party an executed confidentiality agreement; and

•	engage in discussions or negotiations with the third party with respect to the Competing Proposal.
     Additionally, neither the board of directors nor any committee thereof will change, qualify, withdraw or modify in any manner adverse to the Fincos, Holdings or Merger Sub, or publicly propose to change, qualify, withdraw or modify in a manner adverse to the Fincos, Holdings or Merger Sub, its recommendation that Clear Channel shareholders adopt the merger agreement (the “Company Recommendation”) or its approval of the merger agreement and the transactions contemplated thereby, or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or otherwise take any action inconsistent with the Company Recommendation (collectively, a “Change of Recommendation”); provided, that (1) prior to adoption of the merger agreement by Clear Channel’s shareholders, the board of directors may effect a Change of Recommendation and/or terminate the merger agreement if Clear Channel has received a Competing Proposal that the board of directors has concluded in good faith, after consultation with outside legal and financial advisors, constitutes a Superior Proposal and that the failure of the board of directors to effect a Change of Recommendation and/or terminate the merger agreement would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to Clear Channel’s shareholders under applicable law and (2) the board of directors cannot effect a Change of Recommendation or terminate the merger agreement in response to a Superior Proposal unless (i) Clear Channel has provided at least 5 business days’ prior written notice to the Fincos of its intention to effect a Change of Recommendation and/or terminate the merger agreement to enter into a definitive agreement with respect to such Superior Proposal, which specifies the material terms of conditions of such Superior Proposal, (ii) the board of directors has determined in good faith, after consultation with outside counsel, that the failure to make a Change of Recommendation in connection with the Superior Proposal could be reasonably likely to violate the board of directors’ fiduciary duties under applicable law and Clear Channel has promptly notified the Fincos in writing of such determinations and (iii) following such five business day period, during which Clear Channel must in good faith negotiate with the Fincos, to the extent the Fincos wish to negotiate, to enable the Fincos to make such proposed changes to the terms of the merger agreement, and taking into account any revised proposal made by the Fincos, the board of directors has determined in good faith, after consultation with outside counsel, that such Superior Proposal remains a Superior Proposal. A termination of the merger agreement described in the preceding sentence would be void and of no force and effect unless concurrently with such termination Clear Channel pays the termination fee as described below “Termination Fees — Clear Channel Termination Fee.”
     Clear Channel agreed to advise the Fincos of any Competing Proposal or any inquiry, proposal or offer, request for information or request for discussions or negotiations with respect to or that would reasonably be expected to lead to any Competing Proposal, the identity of the person making any Competing Proposal, or inquiry, proposal, offer or request, and to provide the Fincos with a copy (if in writing) and summary of the material terms of any such Competing Proposal or such inquiry, proposal or request. Clear Channel agreed to keep the Fincos informed of the status of any Competing Proposal or inquiry, proposal or request and not to enter into any confidentiality agreement or other agreement with any person subsequent to the date of the merger agreement which prohibits Clear Channel from providing such information to the Fincos. Clear Channel also agreed that neither it nor any of its subsidiaries will terminate, waive, amend or modify any provision or any existing standstill or confidentiality agreement to which it or any of its subsidiaries is a party and that it and its subsidiaries will enforce the provisions of any such agreement, unless failure by the board of directors to take such action could reasonably be expected to violate its fiduciary duties under applicable law.
     For purposes of the merger agreement, “Superior Proposal” means any bona fide written offer or proposal made by a third party (including any shareholder of Clear Channel) to acquire (when combined with such party’s ownership of securities of Clear Channel held immediately prior to such offer or proposal) greater than 50% of the issued and outstanding Clear Channel common stock or all or substantially all of the assets of Clear Channel and its subsidiaries, taken as a whole, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, an issuance of securities by Clear Channel, a sale of all or substantially all Clear Channel’s assets or otherwise, on terms which are not subject to a financing contingency and which the board of directors determines in good faith, after consultation with Clear Channel’s financial and legal advisors and consideration of all terms and conditions of such offer or proposal (including the conditionality and the timing and likelihood of consummation of such proposal), is on terms that are more favorable to the holders of Clear Channel common stock from a financial point of view than the terms set forth in the merger agreement or the terms of any other proposal made by the Fincos after the Fincos’ receipt of a notification of such Superior Proposal, taking into account at the time of determination, among any other factors, any changes to the terms of the merger agreement that as of that time had been proposed by the Fincos in writing and the conditionality and likelihood of consummation of the Superior Proposal.
     In addition to the foregoing, Clear Channel may:
•	disclose to the shareholders a position contemplated by Rules 14e-2(a) and 14d-9 under the Exchange Act; and

•	make other disclosures to Clear Channel’s shareholders, if the board of directors reasonably determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable state or federal securities law.
Indemnification; Directors’ and Officers’ Insurance
     Under the terms of the merger agreement, Merger Sub has agreed that all current rights of indemnification provided by Clear Channel for its current and former directors or officers will survive the merger and continue in full force and effect. Merger Sub has also agreed to indemnify, defend and hold harmless, and advance expenses to Clear Channel’s current and former directors or officers to the fullest extent required by Clear Channel’s articles of incorporation, bylaws or any indemnification agreement to which Clear Channel is a party.
     Additionally, the surviving corporation for the six years following the Effective Time, will indemnify and hold harmless each current and former officer and director of Clear Channel from any costs or expenses paid in connection with any claim, action or proceeding arising out of or related to (i) any acts or omissions of a current or former officer or director in their capacity as an officer or director if the service was at the request or for the benefit of Clear Channel or any of its subsidiaries or (ii) the merger, the merger agreement or any transactions contemplated thereby.
     In addition, at Clear Channel’s election, Clear Channel or the Fincos will obtain insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance that provides coverage for events occurring on or before the Effective Time of the merger. The terms of the policies will be no less favorable than the existing policy of Clear Channel, unless the annual premiums of the policies would exceed 300% of the current policy’s premium, in which case the coverage will be the greatest amount available for an amount not exceeding 300% of the current premium.
Employee Benefit Plans
     Under the merger agreement, the Fincos have agreed that they will, and will cause the surviving corporation to:
•	for one year following the closing of the merger, provide the surviving corporation’s employees and its subsidiaries’ employees (other than those senior executive officers who have existing employment agreements or other employees that enter into new employment arrangements with the Fincos or the surviving corporation in connection with the merger) compensation and employee benefits (other than any equity-based benefits) that, in the aggregate, are no less favorable than the compensation and employee benefits for these employees immediately prior to the consummation of the merger;

•	for one year following the closing of the merger, provide to Clear Channel employees who experience a termination of employment severance benefits that are no less than the severance benefits that would have been provided to these employees upon a similar termination of employment immediately prior to the Effective Time;

•	credit all service with Clear Channel and its subsidiaries for purposes of eligibility and vesting and for accrual of vacation, other paid time off and severance benefits under any employee benefit plan applicable to employees of the surviving corporation or its subsidiaries after the consummation of the merger to the extent recognized by Clear Channel under a corresponding benefit plan; and

•	honor any and all collective bargaining agreements.
Financing
•	The Fincos and Merger Sub have agreed to use their reasonable best efforts to arrange and obtain the financing on the terms and conditions described in the financing commitments, negotiate and finalize definitive agreements with respect to the financing on the terms and conditions contained in the financing commitments, satisfy on a timely basis all conditions applicable to the Fincos or Merger Sub in the definitive agreements that are within their control, consummate the financing no later than the closing date of the merger, and enforce their rights under the financing commitments;

•	The Fincos and Merger Sub have agreed that if any portion of the financing becomes unavailable on the terms and conditions contemplated in the commitments, to promptly notify Clear Channel and use their reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as a whole, that are no more adverse to Clear Channel, as promptly as practicable, but in no event later than the last day of the Marketing Period, including entering into definitive agreements with respect thereto;

•	The Fincos and Merger Sub have agreed that if all or any portion of the debt financing structured as a high yield financing has not been consummated, the conditions to closing the merger contained in the merger agreement (except limited specified exceptions) have been satisfied or waived and the bridge financing contemplated by the financing commitments is available on the terms and conditions contemplated in the debt financing commitments, and Merger Sub has agreed to use the bridge financing contemplated in the debt financing commitments, if necessary, to replace the high yield financing no later than the last day of the Marketing Period; and
•	The Fincos have agreed to keep Clear Channel reasonably informed of the status of their efforts to arrange the debt financing, to provide Clear Channel with copies of the definitive documents related to the debt financing promptly upon execution and to give Clear Channel prompt notice of any material breach of or termination of any financing commitment.
     Under the merger agreement, the debt financing commitment may be amended, restated or otherwise modified or superseded to add lenders, arrangers or similar agents, increase the amount of debt, replace or modify the facilities or otherwise replace or modify the debt financing commitment in manner not less beneficial in the aggregate to Merger Sub, Holdings and the Fincos, except that any new debt financing commitments will not (i) adversely amend the conditions to the debt financing set forth in the debt financing commitment in any material respect, (ii) reasonably be expected to delay or prevent the closing of the merger, or (iii) reduce the aggregate amount of debt financing available for closing unless replaced with new equity or debt financing.
     Clear Channel has agreed to cooperate in connection with the arrangement of the financing as may be reasonably requested by Merger Sub and the Fincos, provided that such requested cooperation does not unreasonably interfere with Clear Channel ongoing operations or otherwise materially impair the ability of any of Clear Channel’s officers or executives to carry out their duties. Such cooperation will include, among other things, at the reasonable request of Merger Sub or the Fincos:
•	preparing business, financial and other pertinent information and data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the debt financing commitments, including delivery of financial statements, compliant with applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 under the Securities Act;

•	participation in meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies;

•	assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the debt financing;

•	entering into agreements, executing and delivering officer’s certificates and pledging assets and facilitating diligence with respect thereto;

•	using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance along with assistance and cooperation from independent accountants and other professional advisors as reasonably requested by Merger Sub or the Fincos;

•	otherwise reasonably cooperating in connection with the consummation of the debt financing and the syndication and marketing thereof.
     Under the merger agreement, Clear Channel has agreed to commence, and to cause AMFM Operating Inc. to commence, debt tender offers to purchase Repurchased Existing Notes with the assistance of the Fincos.
Independent Directors
     Immediately after the closing of the merger, Holdings’ board of directors will include at least two independent directors.

Transaction Fees
     The transaction fees paid or to be paid to the Fincos or their affiliates at or prior to the closing of the merger will not exceed $87.5 million. Unless otherwise approved by Clear Channel’s independent directors, after the closing of the merger, Clear Channel will not pay management, transaction, monitoring or any other fees to the Fincos or their affiliates except pursuant to an arrangement whereby the holders of shares of Holdings Class A common stock are made whole for any portion of such fees paid by Clear Channel that would otherwise be attributable to their holdings.
Conduct of the Fincos’ Business Pending the Merger
     Under the merger agreement, the Fincos have agreed that, subject to certain exceptions, between November 16, 2006 and the Effective Time, unless Clear Channel gives its written consent (which consent will not be unreasonably withheld, delayed or conditioned), they will not:
•	amend or otherwise change any of Merger Sub’s or Holdings’ organizational documents that would be likely to prevent or materially delay the consummation of the Merger and related transactions, or change the rights, preferences or privileges of the shares of Holdings Class A common stock in any material respect which would render the representation and warranty regarding the capitalization of Holdings to be untrue or inaccurate at the Effective Time;

•	acquire or make any investment in any corporation, partnership, limited liability company, other business organization or any division thereof that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC if such acquisition or investment would delay, impede or prevent receipt of the FCC Consent; or

•	take any action that would be reasonably likely to cause a material delay in the satisfaction of certain specified conditions contained in the merger agreement or the consummation of the merger.
Registration
     Holdings has agreed to use reasonable efforts to maintain the registration of the Holdings Class A common stock under Section 12 of the Exchange Act for two years following completion of the merger, subject to certain exceptions.
Conditions to the Merger
     The obligations of the parties to complete the merger are subject to the satisfaction or waiver of the following mutual conditions:
•	Shareholder Approval. The adoption of the merger agreement by Clear Channel’s shareholders.

•	HSR Act Approvals. Any applicable waiting period under the HSR Act and any applicable foreign antitrust laws relating to the consummation of the merger will have expired or been terminated.

•	No Law or Orders. No governmental authority will have enacted or issued any law or order which is then in effect and has the effect of making the merger illegal or otherwise prohibiting the consummation of the merger.

•	FCC Consent. The FCC Consent will have been obtained.
     The obligations of the Fincos, Holdings and Merger Sub to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	Representations and Warranties. The accuracy of Clear Channel’s representations and warranties set forth in the original merger agreement as of the date of the execution of the original merger agreement, the accuracy of Clear Channel’s representations and warranties set forth in Amendment No. 1 as of the date of such amendment and the accuracy of Clear Channel’s representations and warranties set forth in Amendment No. 2 as of the date of such amendment, as applicable, and, in each case, as of the Effective Time (except for representations and warranties made as of a specific date, which need only be true and correct as of such date or time), except where the failure of such representations and warranties (in general, without giving effect to materiality qualifiers) to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Clear Channel and, except for Clear Channel’s representation regarding its capitalization, which will be correct except for inaccuracies which are de minimis.

•	Performance of Obligations. The performance or compliance, in all material respects, by Clear Channel of its agreements and covenants in the merger agreement.

•	Closing Certificate. Clear Channel’s delivery to the Fincos at the closing of a certificate with respect to the satisfaction of the conditions relating to Clear Channel’s representations, warranties, covenants and agreements.

•	No Material Adverse Affect. There will not have occurred, since November 16, 2006, any Material Adverse Effect on Clear Channel.
     The obligation of Clear Channel to complete the merger is subject to the satisfaction or waiver of the following additional conditions:
•	Representations and Warranties. The accuracy of the Fincos’ and Merger Sub’s representations and warranties set forth in the original merger agreement as of the date of execution of the original merger agreement, the accuracy of the Fincos’ and Merger Sub’s representations and warranties set forth in Amendment No. 1 as of the date of such amendment and the accuracy of the Fincos’, Holdings’ and Merger Sub’s representations and warranties set forth in Amendment No. 2 as of the date of such amendment, and, in each case, as of the Effective Time (except for representations and warranties made as of a specific date, which need only be true and correct as of such date or time), except where the failure of such representations and warranties (in general, without giving effect to materiality qualifiers) to be so true and correct would not, individually or in the aggregate, have a Holdings Material Adverse Effect.

•	Performance of Obligations. The performance or compliance, in all material respects, by the Fincos, Holdings and Merger Sub of their agreements and covenants in the merger agreement.

•	Solvency Certificate. The Fincos’ delivery to Clear Channel at the closing of a solvency certificate.

•	Closing Certificate. The Fincos’ delivery to Clear Channel at the closing of a certificate with respect to the satisfaction of the conditions relating to the Fincos’ representations, warranties, covenants and agreements.
     If a failure to satisfy one of these conditions to the obligations of Clear Channel to complete the merger is not considered by Clear Channel’s board of directors to be material to Clear Channel’s shareholders, the board of directors could waive compliance with that condition. Clear Channel’s board of directors is not aware of any condition to the merger that cannot be satisfied. Under Texas law, after the merger agreement has been adopted by Clear Channel’s shareholders, the Merger Consideration cannot be changed and the merger agreement cannot be altered in a manner adverse to Clear Channel’s shareholders without re-submitting the revisions to Clear Channel’s shareholders for their approval.

Termination
     Clear Channel and the Fincos may agree to terminate the merger agreement without completing the merger at any time. The merger agreement also may be terminated in each of the following circumstances:
•	by either the Fincos or Clear Channel, if:
•	the closing of the merger has not occurred on or before December 12, 2007, the date that is 12 months from the date on which all applications necessary to obtain the FCC Consent have been filed (the “FCC Filing Date”) (such date, as may be extended in accordance with this paragraph, the “Termination Date”), except that, if, as of the Termination Date, all conditions to the merger agreement have been satisfied or waived, other than the expiration or termination of any applicable waiting period under the HSR Act and any applicable foreign antitrust laws and receipt of the FCC Consent, the Termination Date may be extended to the date that is 18 months from the FCC Filing Date by Clear Channel or the Fincos;

•	any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	Clear Channel’s shareholders do not adopt the merger agreement at the special meeting or any adjournment of the special meeting; or

•	there is a material breach by the non-terminating party of any of its representations, warranties, covenants or agreements in the merger agreement such that the closing conditions would not be satisfied by the Termination Date and such breach has not been cured within 30 days following delivery of written notice by the terminating party.
•	by Clear Channel, if on or prior to the last day of the Marketing Period none of Merger Sub, Holdings or the surviving corporation has received the proceeds of the financings sufficient to consummate the merger;

•	by Clear Channel, if prior to the adoption of the merger agreement by Clear Channel shareholders, the board of directors has concluded in good faith, after consultation with outside legal and financial advisors, that an unsolicited Competing Proposal is a Superior Proposal;

•	by the Fincos, if the board of directors effects a Change of Recommendation;

•	by the Fincos, if the board of directors fails to reconfirm Company Recommendation within five business days of receipt of a written request from the Fincos, provided that the Fincos will only be entitled to one such request; and

•	by the Fincos, if the board of directors fails to include in the proxy statement/prospectus distributed to Clear Channel’s shareholders its recommendation that Clear Channel’s shareholders approve and adopt the merger agreement.
     In some cases, termination of the merger agreement may require Clear Channel to pay a termination fee to the Fincos, or require the Fincos to pay a termination fee to us, as described below under “The Merger Agreement — Termination Fees.”

Termination Fees
Clear Channel Termination Fee
     Clear Channel must pay to the Fincos a termination fee of $500 million in cash if the merger agreement is terminated:
•	by Clear Channel, prior to adoption of the merger agreement by Clear Channel’s shareholders, in order to enter into a definitive agreement relating to a Superior Proposal, such termination fee to be paid concurrently with the termination of the merger agreement;

•	by the Fincos, if the board of directors effects a Change of Recommendation, fails to reconfirm Company Recommendation, or fails to include the Company Recommendation in this proxy statement/prospectus, such termination fee to be paid promptly following the termination of the merger agreement (and in any event no later than two business days after delivery to Clear Channel of notice of demand for payment);

•	by the Fincos or Clear Channel, if Clear Channel’s shareholders do not adopt the merger agreement at the special meeting and prior to the special meeting a Competing Proposal has been publicly announced or been made known to Clear Channel and not withdrawn at least two business days prior to the special meeting, and within 12 months after the termination of the merger agreement, Clear Channel or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any Competing Proposal, such termination fee to be paid promptly following the execution of a definitive agreement or the consummation of the transaction contemplated by the Competing Proposal (and in any event no later than two business days after delivery to Clear Channel of notice of demand of payment); or

•	by the Fincos, if the Fincos are not in material breach of their obligations under the merger agreement and, if Clear Channel has willfully and materially breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the merger agreement such that the corresponding closing condition would not be satisfied, which breach has not been cured within 30 days, and prior the date of termination a Competing Proposal has been publicly announced or been made known to Clear Channel and within 12 months after the termination of the merger agreement Clear Channel or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any Competing Proposal, such termination fee to be paid promptly following the execution of a definitive agreement or the consummation of the transaction contemplated by the Competing Proposal (and in any event no later than two business days after delivery to Clear Channel of notice of demand of payment).
     In the event that the merger agreement is terminated (i) by Clear Channel or the Fincos because of the failure to obtain the approval of Clear Channel’s shareholders at the special meeting or any adjournment thereof or (ii) by the Fincos due to a willful or material breach of the merger agreement by Clear Channel, and a termination fee is not otherwise then payable by Clear Channel under the merger agreement, Clear Channel has agreed to pay reasonable out-of-pocket fees and expenses incurred by the Fincos, Merger Sub and Holdings in connection with the merger agreement and this proxy statement/prospectus, not to exceed an amount equal to $45 million. If Clear Channel becomes obligated to pay a termination fee under the merger agreement after payment of the expenses, the amount previously paid to the Fincos as expenses will be credited toward the termination fee amount payable by Clear Channel.
     In addition, Clear Channel must pay to the Fincos a termination fee of $200 million, but only if the $500 million termination fee that is payable under the circumstances described above is not otherwise payable, if the merger agreement is terminated (A) by the Fincos or Clear Channel because a governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable, (B) by the Fincos or Clear Channel because Clear Channel’s shareholders do not adopt the merger agreement at the special meeting or any adjournment of the special meeting or (C) by the Fincos because Clear Channel materially breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement such that the closing conditions would not be satisfied by the termination date and such breach has not been cured within 30 days following delivery of written notice by the Fincos, and within twelve (12) months after such termination (i) Clear Channel or any of its subsidiaries consummates, (ii) Clear Channel or any of its subsidiaries enters into a definitive agreement, or (iii) one or more Contacted Parties (as defined below) or a Qualified Group (as defined below) commences a tender offer with respect to a Contacted Party Proposal (as defined below), and, in the case of each of clause (ii) and (iii) above, subsequently consummates (whether during or after such twelve (12) month period) such Contacted Party Proposal.
     For purposes of the merger agreement, “Contacted Party” means any person, (i) that is referenced in this proxy statement/prospectus as having been contacted during the auction process, or (ii) that was contacted during the “go-shop” period provided for in the merger agreement which commenced on November 17, 2006 and ended on December 7, 2007, or in the case of (i) and (ii), their affiliates.
     For purposes of the merger agreement, “Qualified Group” means any Contacted Party, either by itself or acting as a “group” as defined in Section 13(d) of the Exchange Act, which does not include any of the Fincos, Merger Sub or their respective affiliates.
     For purposes of the merger agreement, “Contacted Parties Proposal” means (i) any transaction in which a Contacted Party or a Qualified Group, directly or indirectly acquires or purchases, in any single transaction or series of related transactions, more than 50% of the fair market value of the assets, issued and outstanding Clear Channel common stock or other ownership interests of Clear Channel and its consolidated subsidiaries, taken as a whole, or to which 50% or more of Clear Channel’s and its subsidiaries, net revenues or earnings on a consolidated basis are attributable, (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result in one or more of the Contacted Parties or a Qualified Group acting in concert acquiring assets, securities or businesses in the minimum percentage described in clause (i) above or (iii) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving Clear Channel as a result of which any Contacted Party or Qualified Group acting in concert would acquire assets, securities or businesses in the minimum percentage described in clause (i) above. For clarification purposes, a spin-off, recapitalization, stock repurchase program or other transaction effected by Clear Channel or any of its subsidiaries will not constitute a Contacted Parties Proposal unless, as a result of such transaction, a Contacted Party or Qualified Group acting in concert acquires the assets, securities or business representing more than 50% of the fair market value of the assets, issued and outstanding Clear Channel common stock or other ownership interests of Clear Channel and its consolidated subsidiaries, taken as a whole, or to which 50% or more of Clear Channel’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable.
Merger Sub Termination Fee
     Merger Sub must pay to Clear Channel a termination fee within two business days after the termination of the merger agreement if the merger agreement is terminated as follows:
•	(i) by either Clear Channel or the Fincos, if the Effective Time has not occurred on or before the Termination Date and the terminating party has not breached in any material respect its obligations under the merger agreement that proximately caused the failure to consummate the merger on or before the Termination Date, or (ii) by Clear Channel, if Clear Channel is not in material breach of its obligations under the merger agreement and the Fincos, Holdings and Merger Sub have willfully and materially breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements set forth in the merger agreement such that certain closing condition would not be satisfied, which breach has not been cured within 30 days, and in each case, all conditions to the Fincos’, Holdings’ and Merger Sub’s obligation to consummate the merger have been satisfied, other than conditions relating to the expiration or termination of any applicable waiting period under the HSR Act or the receipt of the FCC Consent, in which case Merger Sub will pay to Clear Channel a termination fee of $600 million in cash; provided, however, if the only condition that has not been satisfied is the receipt of the FCC Consent and Merger Sub, Holdings, the Fincos and each attributable investor have carried out their respective obligations relating to obtaining that consent, the termination fee will be $300 million in cash; or
•	by Clear Channel if (i) on or prior to the last day of the Marketing Period neither Merger Sub nor the surviving corporation has received the proceeds of the financings sufficient to consummate the merger or (ii) the Fincos have, due to a willful and material breach by Merger Sub, Holdings and/or the Fincos, breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements under the merger agreement such that certain closing conditions would not be satisfied, and such breach has not been cured within 30 days following delivery of written notice by Clear Channel, and in each case of (i) or (ii) the first bullet above is not applicable, in which case Merger Sub will pay Clear Channel a termination fee of $500 million in cash.
     Our right to receive a termination fee from Merger Sub pursuant to the merger agreement or the limited guarantees executed by the Sponsors is Clear Channel’s exclusive remedy for losses suffered by Clear Channel as a result of the failure of the merger to be consummated.
Amendment and Waiver
     The merger agreement may be amended by mutual written agreement of the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time. However, after the adoption of the merger agreement by Clear Channel’s shareholders, the merger agreement can not be amended if such amendment would require further approval by the shareholders.
     The merger agreement also provides that, at any time prior to the Effective Time, any party may, by written agreement:
•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement which may be legally waived.
Limited Guarantees
     In connection with Amendment No. 2, each of the Sponsors (each an affiliate of one of the Fincos) and Clear Channel entered into a Limited Guarantee pursuant to which, among other things, each of the Sponsors is providing Clear Channel a guarantee of payment of its pro rata portion of the Merger Sub termination fees. The Limited Guarantees entered into in connection with Amendment No. 2 superseded the Limited Guarantees previously delivered by Sponsors.
Letter Agreements
     In connection with the merger agreement, the Fincos and each of the members of Clear Channel’s board of directors entered into a letter agreement pursuant to which each director has agreed to not elect to receive the Stock Consideration with respect to any and all shares of Clear Channel common stock, Clear Channel restricted stock and Clear Channel stock options (other than Rollover Shares, which will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration) held by the director.

MARKET PRICES OF CLEAR CHANNEL COMMON STOCK AND DIVIDEND DATA
     Our common stock is traded on the NYSE under the symbol “CCU.” The following table sets forth the intraday high and low sales price per share of Clear Channel’s common stock on the NYSE and cash dividend declared for the periods indicated:

			Cash Dividend
	High	Low	Declared
2005
First Quarter	$35.07	$31.14	$0.125
Second Quarter	$34.81	$28.75	$0.188
Third Quarter	$34.26	$30.31	$0.188
Fourth Quarter	$33.44	$29.60	$0.188
2006
First Quarter	$32.84	$27.82	$0.188
Second Quarter	$31.54	$27.34	$0.188
Third Quarter	$31.64	$27.17	$0.188
Fourth Quarter	$35.88	$28.83	$0.188
2007
First Quarter	$37.55	$34.54	$0.188
Second Quarter (through May 25, 2007)	$38.35	$34.90	$0.188
     On October 24, 2006, which was the trading day immediately prior to the date on which we announced that Clear Channel’s board of directors was exploring possible strategic alternatives for Clear Channel to enhance shareholder value, Clear Channel’s common stock closed at $32.20 per share, and the average closing stock price of Clear Channel common stock during the 60 trading days ended October 24, 2006 was $29.27 per share. On November 15, 2006, which was the last trading day before we announced that Clear Channel’s board of directors has approved the merger agreement, Clear Channel common stock closed at $34.12 per share. On May 25, 2007, which was the last trading day before this proxy statement/prospectus was printed, Clear Channel common stock closed at $38.24 per share. You are encouraged to obtain current market quotations for Clear Channel common stock in connection with voting your shares.
     As of May 15, 2007, there were 496,658,218 shares of Clear Channel common stock outstanding held by approximately 3,169 holders of record.
DELISTING AND DEREGISTRATION OF CLEAR CHANNEL COMMON STOCK
     If the merger is completed, Clear Channel’s common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Clear Channel will no longer file periodic reports with the SEC on account of Clear Channel’s common stock.
     Holdings Class A common stock is not currently traded or quoted on a stock exchange is not expected to be traded on a national securities exchange subsequent to the merger. It is anticipated that, after the merger, Holdings Class A common stock will be registered under the Exchange Act and will be quoted on the Over-the-Counter-Bulletin Board. Upon consummation of the merger, Holdings will file the reports specified in Section 13(a) of the Exchange Act and the rules thereunder for a period of two years following the merger.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT
     The table below sets forth information concerning the beneficial ownership of Clear Channel common stock as of May 15, 2007 for each member of Clear Channel’s board of directors, each of Clear Channel’s named executive officers, Clear Channel’s directors and executive officers as a group and each person known to Clear Channel to own beneficially more than 5% of the outstanding Clear Channel common stock. At the close of business on May 15, 2007, there were 496,658,218 shares of Clear Channel common stock outstanding. Except as otherwise noted, each shareholder has sole voting and investment power with respect to the shares beneficially owned.
     Please see the footnotes below for the disclosure required by the Exchange Act, for each of the parties listed below. We obtained the information presented below for shareholders other than executive officers and directors from Form 13Fs, Schedule 13Gs and amendments thereto, which reflect beneficial ownership as of the dates indicated in the Form 13Fs, Schedule 13Gs or amendments thereto.

	Amount and
	Nature of		Percent
	Beneficial		of
Name	Ownership (1)		Class
Alan D. Feld	66,996	(2)	*
Perry J. Lewis	192,971	(3)	*
L. Lowry Mays	31,563,419	(4)	6.3%
Mark P. Mays	2,366,281	(5)	*
Randall T. Mays	1,976,059	(6)	*
B. J. McCombs	4,816,669	(7)	1.0%
Phyllis B. Riggins	17,241	(8)	*
Theodore H. Strauss	206,942	(9)	*
J. C. Watts	21,224	(10)	*
John H. Williams	64,667	(11)	*
John B. Zachry	4,500	(12)	*
John E. Hogan	403,440	(13)	*
Paul J. Meyer	21,874	(14)	*
Herb Hill	144,432	(15)
Andy Levin	77,889	(16)
Don Perry	27,104	(17)
FMR Corp (18)	48,216,851		9.7%
Highfields Capital Management LP (19)	24,854,400		5.0%
All Directors and Executive Officers as a Group (16 persons)	41,814,818	(20)	8.3%

*	Percentage of shares beneficially owned by such person does not exceed one percent of the class so owned.

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise, has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership by a person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. Unless otherwise indicated, the number of shares shown includes outstanding shares of common stock owned as of November 30, 2006 by the person indicated and shares underlying options owned by such person on November 30, 2006 that are exercisable within 60 days of that date.

(2)	Includes 48,042 shares subject to options held by Mr. Feld. Excludes 9,000 shares owned by Mr. Feld’s wife, as to which Mr. Feld disclaims beneficial ownership.

(3)	Includes 125,314 shares subject to options held by Mr. Lewis, 39,953 of which are held in a margin account. Excludes 3,000 shares owned by Mr. Lewis’ wife, as to which Mr. Lewis disclaims beneficial ownership.

(4)	Includes 2,890,866 shares subject to options held by Mr. L. Mays, 48,456 shares held by trusts of which Mr. L. Mays is the trustee, but not a beneficiary, 26,905,357 shares held by the LLM Partners Ltd of which Mr. L. Mays shares control of the sole general partner, 1,532,120 shares held by the Mays Family Foundation and 100,184 shares held by the Clear Channel Foundation over which Mr. L. Mays has either sole or shared investment or voting authority. Mr. L. Mays’ address is c/o Clear Channel, 200 East Basse Road, San Antonio, Texas 78209.

(5)	Includes 757,243 shares subject to options held by Mr. M. Mays, 343,573 shares held by trusts of which Mr. M. Mays is the trustee, but not a beneficiary, and 1,022,293 shares held by the MPM Partners, Ltd. Mr. M. Mays controls the sole general partner of MPM Partners, Ltd. Also includes 6,727 shares and 1,054 shares, which represent shares in LLM Partners.

(6)	Includes 757,243 shares subject to options held by Mr. R. Mays, 359,517 shares held by trusts of which Mr. R. Mays is the trustee, but not a beneficiary, and 619,761 shares held by RTM Partners, Ltd. Mr. R. Mays controls the sole general partner of RTM Partners, Ltd. Also includes 4,484 shares and 1,054 shares, which represent shares in LLM Partners.

(7)	Includes 53,586 shares subject to options held by Mr. McCombs and 4,763,083 shares held by the McCombs Family Partners, Ltd. of which Mr. McCombs is the general partner. Excludes 27,500 shares held by Mr. McCombs’ wife, as to which Mr. McCombs disclaims beneficial ownership.

(8)	Includes 6,266 shares subject to options held by Ms. Riggins.

(9)	Includes 48,042 shares subject to options held by Mr. Strauss, and 72,087 shares held by the THS Associates L.P. of which Mr. Strauss is the general partner.

(10)	Includes 14,099 shares subject to options held by Mr. Watts.

(11)	Includes 45,953 shares subject to options held by Mr. Williams. Excludes 9,300 shares held by Mr. Williams’ wife, as to which Mr. Williams disclaims beneficial ownership.

(12)	Includes 4,500 shares subject to options held by Mr. Zachry.

(13)	Includes 295,062 shares subject to options held by Mr. Hogan.

(14)	Includes 21,874 shares subject to options held by Mr. Meyer.

(15)	Includes 35,128 shares subject to options held by Mr. Hill, and 5,920 shares held by trusts

(16)	Includes 53,409 shares subject to options held by Mr. Levin.

(17)	Includes 8,354 shares subject to options held by Mr. Perry.

(18)	Address: 1585 Broadway, New York, New York 10036.

(19)	Address: John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116

(20)	Includes 5,143,107 shares subject to options held by such persons, 600,576 shares held by trusts of which such persons are trustees, but not beneficiaries, 26,905,357 shares held by the LLM Partners Ltd, 1,022,293 shares held by the MPM Partners, Ltd., 619,761 shares held by the RTM Partners, Ltd, 4,763,083 shares held by the McCombs Family Partners, Ltd, 72,087 shares held by the THS Associates L.P., 1,532,120 shares held by the Mays Family Foundation and 100,184 shares held by the Clear Channel Foundation.

HOLDINGS’ STOCK OWNERSHIP AFTER THE MERGER
          After the merger, and depending upon the number of Clear Channel shareholders who elect to receive Merger Consideration in the form of Class A common stock of Holdings, the outstanding capital stock of Holdings will be owned as follows:
•	up to 30% of Holdings’ outstanding capital stock and voting power will be held in the form of shares of Class A common stock issued to former Clear Channel shareholders who have elected to receive shares of Class A common stock in connection with the merger; and

•	the remaining shares of outstanding capital stock of Holdings (approximately 70% assuming that Clear Channel shareholders elect to receive the maximum permitted amount of Stock Consideration in the merger and subject to reduction on account of rollover investments by certain directors of Clear Channel described below) will be held in the form of Class B common stock and Class C common stock issued to affiliates of the Sponsors as part of the Equity Financing and to L. Lowry Mays, Mark P. Mays, Randall T. Mays and B.J. McCombs as Rollover Shares.
          Upon consummation of the merger, Mark P. Mays, the Chief Executive Officer of Clear Channel, and Randall T. Mays, the President and Chief Financial Officer of Clear Channel, will each receive a grant of approximately 510,000 shares of Class A common stock, subject to certain vesting requirements, pursuant to their new employment arrangements with Holdings.
          In addition, certain directors of Clear Channel (including L. Lowry Mays, B.J. McCombs and other directors of Clear Channel who have signed a letter agreement agreeing that they will not elect to take any portion of the Class A common stock made available to Clear Channel shareholders as Stock Consideration in the merger) may be permitted to exchange a portion of their shares (or options to purchase shares) of Clear Channel for shares (or options to purchase shares) of Holdings. If and to the extent that directors of Clear Channel enter into such rollover arrangements, the ownership interests of the Sponsors and their affiliates may be reduced proportionately, but in all events the Sponsors will jointly control a majority of the voting power of Holdings after the merger.
          As described in “The Merger—New Equity Incentive Plan” above, Holdings intends to adopt an equity incentive plan, pursuant to which Holdings may grant options to purchase up to 12.5% of the fully diluted equity of Holdings to be outstanding immediately after consummation of the merger.
DESCRIPTION OF HOLDINGS’ CAPITAL STOCK
Capitalization
          Following the merger, the total number of shares of capital stock that Holdings will have authority to issue will 650,000,000 shares of Common Stock, par value $0.001 per share, of which (i) 400,000,000 shares will be designated Class A common stock, (ii) 150,000,000 shares will be designated Class B common stock and (iii) 100,000,000 shares will be designated Class C common stock. Except as provided below or as otherwise required by the DGCL, all shares of Class A common stock, Class B common stock and Class C common stock will have the same powers, privileges, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, and will be identical to each other in all respects.
Voting Rights and Powers
          Except as otherwise provided below or as otherwise required by law, with respect to all matters upon which shareholders are entitled to vote, the holders of the outstanding shares of Class A common stock and Class B common stock will vote together with the holders of any other outstanding shares of capital stock of Holdings entitled to vote, without regard to class. Every holder of outstanding shares of Class A common stock will be entitled to cast thereon one vote in person or by proxy for each share of Class A common stock standing in his name. Every holder of outstanding shares of Class B common stock will be entitled to cast thereon, in person or by proxy, for each share of Class B common stock, a number of votes equal to the number obtained by dividing (a) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (b) the number of shares of Class B common stock outstanding as of the record date for such vote. The affirmative vote of the holders of a majority of the voting power of the Class A common stock and Class B common stock, on a combined basis, as of any time is referred to as the “majority common stock approval.” Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to shareholders of Holdings, including, but not limited to, whether to increase or decrease the number of authorized shares of Class C common stock.
Dividends
     Except as otherwise required by the DGCL, the holders of Class A common stock, Class B common stock and Class C common stock will be entitled to receive ratably such dividends, other than share distributions (as hereinafter defined), as may from time to time be declared by the board of directors of Holdings out of funds legally available therefor. The board of directors may, at its discretion, declare a dividend of any securities of Holdings or of any other corporation, limited liability company, partnership, joint venture, trust or other legal entity (a “share distribution”) to the holders of shares of Class A common stock, Class B common stock and Class C common stock (i) on the basis of a ratable distribution of identical securities to holders of shares of Class A common stock, Class B common stock and Class C common stock or (ii) on the basis of a distribution of one class or series of securities to holders of shares of Class A common stock and one or more different classes or series of securities to holders of Class B common stock and Class C common stock, as applicable, provided that the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable) do not differ in any respect other than (a) differences in conversion rights consistent in all material respects with differences in conversion rights between Class A common stock, Class B common stock and Class C common stock and (b) differences in their voting rights and powers so long as immediately following any share distribution, the ratio of the total number of votes exercisable in the aggregate by the holders of the Class B common stock and the Class C common stock (whether attributable to the shares of Class B common stock or Class C common stock or the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable)) to the total number of votes exercisable by the holders of the Class A common stock (whether attributable to the shares of Class A common stock or the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable)), does not exceed the ratio existing immediately prior to such share distribution.
Distribution of Assets Upon Liquidation
     In the event Holdings will be liquidated, dissolved or wound up, whether voluntarily or involuntarily, the net assets of Holdings remaining thereafter will be divided ratably among the holders of Class A common stock, Class B common stock and Class C common stock.
Split, Subdivision or Combination
     If Holdings will in any manner split, subdivide or combine the outstanding shares of Class A common stock, Class B common stock or Class C common stock, whether by reclassification, share distribution or otherwise, the outstanding shares of the other classes of Common Stock will be proportionally split, subdivided or combined in the same manner and on the same basis as the outstanding shares of the other class of Common Stock have been split, subdivided or combined, whether by reclassification, share distribution or otherwise.
Conversion
     Subject to the limitations set forth below, each record holder of shares of Class B common stock or Class C common stock may convert any or all of such shares into an equal number of shares of Class A common stock by delivering written notice to Holdings’ transfer agent stating that such record holder desires to convert such shares into the same number of shares of Class A common stock and requesting that Holdings issue all of such Class A common stock to the persons named therein, setting forth the number of shares of Class A common stock to be issued to each such person (and, in the case of a request for registration in a name other than that of such record holder, providing proper evidence of succession, assignation or authority to transfer), accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any.
Certain Voting Rights
     In addition to any other approval required by law or by the charter, any consolidation of Holdings with another corporation or entity, any merger of Holdings into another corporation or entity or any merger of any other corporation or entity into Holdings pursuant to which shares of Common Stock are converted into or exchanged for any securities or any other consideration will require majority common stock approval.
Change in Number of Shares Authorized
     Except as otherwise provided in the provisions establishing a class of stock, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of Holdings entitled to vote irrespective of the provisions of Section 242(b)(2) of the DGCL.
Restrictions on Stock Ownership or Transfer
     Holdings may restrict the ownership, or proposed ownership, of shares of capital stock of Holdings by any Person if such ownership or proposed ownership (a) s or could be inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (b) limits or impairs or could limit or impair any business activities or proposed business activities of Holdings under the Federal Communications Laws or (c) subjects or could subject Holdings to any regulation under the Federal Communications Laws to which Holdings would not be subject but for such ownership or proposed ownership (clauses (a), (b) and (c) collectively, “FCC Regulatory Limitations”). The term “Federal Communications Laws” will mean any law of the United States now or hereafter in effect (and any regulation thereunder), including, without limitation, the Communications Act of 1934, as amended, and regulations thereunder, pertaining to the ownership and/or operation or regulating the business activities of (x) any television or radio station, cable television system or other medium of mass communications or (y) any provider of programming content to any such medium.
Requests for Information
     If Holdings believes that the ownership or proposed ownership of shares of capital stock of Holdings by any shareholder may result in an FCC Regulatory Limitation, such shareholder will furnish promptly to Holdings such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as Holdings will request.
Denial of Rights, Refusal to Transfer
     If (a) any shareholder from whom information is requested pursuant to the above provisions should not provide all the information requested by Holdings, or (b) Holdings will conclude that a shareholder’s ownership or proposed ownership of, or that a shareholder’s exercise of any rights of ownership with respect to, shares of capital stock of Holdings results or could result in an FCC Regulatory Limitation, then, in the case of either clause (a) or clause (b), Holdings may (i) refuse to permit the transfer of shares of capital stock of Holdings to such proposed shareholder, (ii) suspend those rights of stock ownership the exercise of which causes or could cause such FCC Regulatory Limitation, (iii) require the conversion of any or all shares of Class A common stock or Class B common stock held by such shareholder into an equal number of shares of Class C common stock, (iv) refuse to permit the conversion of shares of Class B common stock or Class C common stock into Class A common stock, (v) redeem such shares of capital stock of Holdings held by such shareholder in accordance with the provisions set forth below, and/or (vi) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such shareholder or proposed transferee, with a view towards obtaining such information or preventing or curing any situation which causes or could cause an FCC Regulatory Limitation. Any such refusal of transfer. suspension of rights or refusal to convert pursuant to clauses (i), (ii) and (iv), respectively, of the immediately preceding sentence will remain in effect until the requested information has been received and Holdings has determined that such transfer, or the exercise of such suspended rights, as the case may be, will not result in an FCC Regulatory Limitation. The terms and conditions of redemption pursuant to foregoing provisions will be as follows:
          (i) the redemption price of any shares to be redeemed will be equal to the Fair Market Value (as hereinafter defined) of such shares;
          (ii) the redemption price of such shares may be paid in cash, Redemption Securities (as hereinafter defined) or any combination thereof;
          (iii) if less than all such shares are to be redeemed, the shares to be redeemed will be selected in such manner as will be determined by the board of directors of Holdings, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the board of directors;
          (iv) at least 15 days’ written notice of the Redemption Date (as hereinafter defined) will be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided that the Redemption Date may be the date on which written notice will be given to record holders if the cash or Redemption Securities necessary to effect the redemption will have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;
          (v) from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including, without limitation, any rights to vote or participate in dividends declared on stock of the same class or series as such shares), will cease and terminate and the holders of such shares will thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption; and
          (vi) such other terms and conditions as the board of directors will determine.
     As used herein, certain capitalized terms will have the definitions set forth below.
     “Fair Market Value” will mean, with respect to a share of Holdings’ capital stock of any class or series, the volume weighted average sales price for such a share on the New York Stock Exchange or, if such stock is not listed on such exchange, on the principal U.S. registered securities exchange on which such stock is listed, during the 30 most recent days on which shares of stock of such class or series will have been traded preceding the day on which notice of redemption will be given; provided, however, that if shares of stock of such class or series are not listed or traded on any securities exchange, “Fair Market Value” will be determined by the board of directors in good faith; and provided, further, that “Fair Market Value” as to any shareholder who purchased his stock within 120 days of a Redemption Date need not (unless otherwise determined by the board of directors) exceed the purchase price paid by him.
     “Redemption Date” will mean the date fixed by the board of directors for the redemption of any shares of stock of Holdings.
     “Redemption Securities” will mean any debt or equity securities of Holdings, any subsidiary of Holdings or any other corporation or other entity, or any combination thereof, having such terms and conditions as will be approved by the board of directors and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the board of directors (which may be a firm which provides other investment banking, brokerage or other services to Holdings), has a value, at the time notice of redemption is given, at least equal to the Fair Market Value of the shares to be redeemed (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).

COMPARISON OF SHAREHOLDER RIGHTS
     Clear Channel is incorporated under the laws of the State of Texas and the rights, preferences and privileges of shares of Clear Channel common stock are governed by Texas law, Clear Channel’s Articles of Incorporation, as amended (“Clear Channel’s Articles of Incorporation”) and Clear Channel’s Seventh Amended and Restated Bylaws, as amended (the “Clear Channel’s Bylaws”). Holders of shares of Clear Channel common stock who elect to receive the Stock Consideration will receive shares of Holdings Class A common stock. Holdings is incorporated under the laws of the State of Delaware the rights, preferences and privileges of its shareholders are be governed by Delaware law, Holdings’ second amended and restated certificate of incorporation and Holdings’ Bylaws. The material differences between the rights of holders of shares of Holdings Class A common stock and the rights of holders of shares of Clear Channel common stock, which result from differences in Delaware and Texas law and the governing documents of the two companies, are summarized below.
     The following summary does not purport to be a complete statement of the rights of holders of shares of Holdings common stock under applicable Delaware law, Holdings’ second amended and restated certificate of incorporation and Holdings’ Bylaws or a comprehensive comparison with the rights of the holders of shares of Clear Channel common stock under Texas law, Clear Channel’s Articles of Incorporation, and Clear Channel’s Bylaws, or a complete description of the specific provisions referred to in this proxy statement/prospectus. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL, the Texas Business Corporation Act (“TBCA”), the Texas Miscellaneous Corporate Laws Act (“TMCLA”) and the governing corporate documents of Holdings and Clear Channel, to which holders of shares of Clear Channel common stock are referred.
     Certain differences between the DGCL and the TBCA or TMCLA, as well as a description of the corresponding provisions contained in Holdings’ and Clear Channel’s respective charter and bylaws, as such differences may affect the rights of shareholders, are set forth below. The following summary does not purport to be complete and is qualified in its entirety to the TBCA, TMCLA and the DGCL and applicable charter and bylaw provisions.
Merger
     The DGCL § 251(b), (c), and (f) require approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote on a merger in order to effect that merger. Unless required by its certificate of incorporation, no shareholder vote is required of a corporation surviving a merger if (1) such corporation’s certificate of incorporation is not amended by the merger; (2) each share of stock of such corporation will be an identical share of the surviving corporation after the merger; and (3) either no shares are to be issued by the surviving corporation or the number of shares to be issued in the merger does not exceed 20% of such corporation’s outstanding common stock immediately before the effective date of the merger.
     The TBCA § 5.03(E) requires that the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve a merger, or if any class of shares is entitled to vote as a class on the approval of a merger, the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. Similar voting requirements apply for share exchanges or conversions. The TBCA does not require a vote by the shareholders on a plan of merger if: (1) the corporation is the sole surviving corporation in the merger; (2) the articles of incorporation of the surviving corporation will not differ from its articles of incorporation before the merger; (3) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger; (4) the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the voting power of the total number of voting shares of the surviving corporation before the merger; (5) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares of the corporation outstanding immediately before the merger; and (6) the board of directors of the corporation adopts a resolution approving the plan of merger.

Voting on Sale of Assets
     Under DGCL § 271(a), a corporation may not sell all or substantially all of its assets unless the proposed sale is authorized by a majority of the outstanding shares of voting stock of the corporation. Holdings’ second amended and restated certificate of incorporation does not provide for a different vote than that required by Delaware law.
     Under TBCA § 5.10(A)(4), there is a requirement for the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve the sale, lease, exchange or other disposition of all or substantially all the corporation’s assets if other than in the usual and regular course of business, or if any class of shares is entitled to vote as a class on the approval of the sale, lease, exchange or other disposition of all or substantially all the corporation’s assets, the vote required for approval of such transaction is the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. The TBCA § 5.09(A) does not require shareholder approval of a sale of assets in the usual and regular course of business unless otherwise specified in the articles of incorporation. Under TBCA § 5.09(B), a sale of assets is deemed to be in the usual and regular course of business if the corporation will, directly or indirectly, either continue to engage in one or more businesses or apply a portion of the consideration received in connection with the transaction to the conduct of a business in which it engages after the transaction. Clear Channel’s Articles of Incorporation do not provide for a different vote than required by Texas law.
Antitakeover Provisions
                    DGCL § 203 generally prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder (defined as including the beneficial owner of 15 percent or more of a corporation’s voting shares), within three years after the person or entity becomes an interested shareholder, unless:
•	the board of directors has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested shareholder;

•	upon completion of the transaction that resulted in the person becoming an interested shareholder, the person owns at least 85 percent of the corporation’s voting shares, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•	after the person or entity becomes an interested shareholder, the business combination is approved by the board of directors and authorized by the vote of at least 662/3 percent of the outstanding voting shares not owned by the interested shareholder at an annual or special meeting of shareholders and not by written consent.
     Holdings’ second amended and restated certificate of incorporation expressly states that Holdings will not be governed by DGCL § 203.
     The TBCA § 13.03 provides that a Texas corporation with 100 or more shareholders may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an affiliated shareholder unless:
•	the business combination or purchase or acquisition of shares made by the affiliate shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder, or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder.
     A Texas corporation may elect to opt out of these provisions. Clear Channel has not made such an election.
Amendment of Certificate of Incorporation
     Under DGCL § 242(b), after a corporation has received payment for its capital stock, amendments to a corporation’s certificate of incorporation must be approved by a resolution of the board of directors declaring the advisability of the amendment, and by the affirmative vote of a majority of the outstanding shares entitled to vote. If an amendment would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of shares of that class also must approve the amendment. The DGCL also permits a corporation to make provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment. Holdings’ second amended and restated certificate of incorporation provides that Holdings will not amend its second amended and restated certificate of incorporation in a manner that would alter or change the powers, preferences or special rights of the Class A common stock in a manner that would not so affect all classes of common stock of Holdings without the consent of holders of a majority of the then-outstanding shares of Class A common stock.
     Under TBCA § 4.02(3), the Articles of Incorporation of Clear Channel may be amended only if the proposed amendment receives the affirmative vote of the holders of at least two-thirds of the outstanding shares of voting stock of Clear Channel or the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class that are entitled to vote as a class on the amendment.
Amendment of Bylaws
     Under DGCL § 109, the power to adopt, amend or repeal a corporation’s bylaws resides with the shareholders entitled to vote on the bylaws, and with the directors of such corporation if such power is conferred upon the board of directors by the certificate of incorporation. Holdings’ second amended and restated certificate of incorporation provides that Holdings’ Bylaws may be amended by the board of directors of Holdings.
     Under TBCA § 2.23(B) and Clear Channel’s Bylaws, the board of directors of Clear Channel may alter, amend or repeal Clear Channel Bylaws without shareholder approval, although bylaws made by Clear Channel board of directors, and the power conferred upon the board of directors to amend such bylaws, may be altered or repealed by a two-thirds vote by the shareholders.
Appraisal Rights
     Under DGCL § 262, shareholders have appraisal rights when they hold their shares in the corporation through the effective date of a merger or consolidation, have not voted in favor of the merger or consolidation, and the corporation’s shares are not listed on a national securities exchange or held by more than 2,000 holders.
     Under TBCA § 5.11, a shareholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all or substantially all assets of the corporation, or from any plan of exchange and to receive fair value for his or her shares. However, dissenters’ rights are not available with respect to a plan of merger in which there is a single surviving corporation, or with respect to any plan of exchange, if (i) the shares held by the shareholder are part of a class or series, shares of which are listed on a national securities exchange or held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange, (ii) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares) to be provided to any other holder of shares of the same class or series held by such shareholder, and (iii) the shareholder is not required by the terms of the plan of merger or plan to exchange to accept for his or her shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares that are (1) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, (2) approved for quotation on the NASDAQ National Market System, or (3) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received. As such, the holders of shares of Clear Channel common stock are entitled to appraisal rights in connection with the merger.
Special Meetings
     Under DGCL § 211(d), shareholders of Delaware corporations do not have a right to call special meetings unless such right is conferred upon the shareholders in the corporation’s certificate of incorporation or bylaws. Holdings’ Bylaws allow special meetings to be called at any time pursuant to a resolution of the board of directors.
     Under TBCA § 2.24(C), special meetings of the shareholders may be called by the board of directors, the president, others permitted by the articles of incorporation or bylaws, or holders of at least 10% of the shares entitled to vote at the meeting. Clear Channel’s Bylaws provide that special meetings of the shareholders may be called by the chairman of the board, the chief executive officer, the president, the board of directors, or the holders of not less than three-tenths of all the shares entitled to vote at the meetings.
Actions Without a Meeting
     Under DGCL § 228, any action by a corporation’s shareholders must be taken at a meeting of such shareholders, unless a consent in writing setting forth the action so taken is signed by the shareholders having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. Both Holdings’ second amended and restated certificate of incorporation and Holdings’ Bylaws are consistent with the requirements of Delaware law. In addition, Holdings’ second amended and restated certificate of incorporation provides that from and after the effective time of the merger, for so long as any Class A common stock is outstanding, any action that is taken without a meeting but by written consent of the shareholders will become effective on the tenth business day after public announcement by Holdings of the adoption of the consent.
     Under TBCA § 9.10(A)(1), any action required to be taken at an annual or special meeting of shareholders may be taken without a meeting if all shareholders entitled to vote with respect to the action consent in writing to such action or, if the corporation’s articles of incorporation so provide, if a consent in writing is signed by holders of shares having not less than the minimum number of votes necessary to take such action at a meeting of shareholders. Clear Channel’s Articles of Incorporation are consistent with the TBCA, and Clear Channel’s Bylaws provide for shareholder action by written consent if signed by all of the shareholders entitled to vote with respect to the subject matter thereof.
Nomination of Director Candidates by Shareholders
     Holdings’ Bylaws establish procedures that shareholders must follow to nominate persons for election to Holdings’ board of directors. The nomination for election to the board of directors may be made pursuant to the notice of meeting, by or at the direction of the board of directors, or by any shareholder of the corporation who was entitled to vote at such meeting.
     Clear Channel’s Articles of Incorporation do not contain provisions regarding the nomination of directors. Clear Channel’s Bylaws provide that shareholders who are shareholders of record at the time notice of the meeting is given, are entitled to vote at the meeting, and have complied with the notice procedures in the Bylaws are able to nominate persons to the board of directors at an annual meeting.
Number of Directors
     The DGCL § 141(b) permits the Articles of Incorporation or the Bylaws of a corporation to govern the number of directors. However, if the Articles of Incorporation fix the number of directors, such number may not be changed without amending the Articles of Incorporation. The Holdings’ Bylaws allow for five or more directors to serve.
     The TBCA § 2.32(A) permits the Articles of Incorporation or the Bylaws of a corporation to govern the number of directors. Clear Channel’s Bylaws authorize up to fourteen (14) members of the board of directors. There are currently 11 directors serving on Clear Channel board of directors.
Election of Directors
     The DGCL § 216(3) provides that, unless the certificate of incorporation or the bylaws specify otherwise, a corporation’s directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Under DGCL § 214, a corporation’s certificate of incorporation may provide that shareholders of a corporation can elect directors by cumulative voting. DGCL § 141(d) permits, but does not require, a classified board of directors, divided into as many as three classes. Holdings’ second amended and restated certificate of incorporation allows holders of Class A common stock, from and after the effective time of the merger, to elect at least two independent directors and holders of Class A and Class B common stock to elect the remaining directors.
     The TBCA § 2.32(B) provides that the holders of any class or series of shares can elect one or more directors as described in the articles of incorporation or bylaws. Clear Channel’s Articles of Incorporation entitle its shareholders to vote at each election of directors, to vote in person or by proxy the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has the right to vote. In contested elections, Clear Channel’s Bylaws entitle its shareholders to elect directors by the vote of a plurality of the votes cast. In uncontested elections, Clear Channel’s Bylaws provide that a director must be elected by a majority of the votes cast at such meeting. If a nominee for a director who is an incumbent is not elected and no successor is elected at the meeting, such incumbent director will tender his or her resignation to the board of directors. The nominating and governing committee will make a recommendation to the board of directors as to whether to accept or reject the tendered resignation. Both Clear Channel’s Articles of Incorporation and Bylaws prohibit cumulative voting.
Vacancies
     Under DGCL § 223(a)(1), a majority of the directors then in office (even though less than a quorum) may fill vacancies and newly-created directorships. However, DGCL § 223(c) provides that if the directors then in office constitute less than a majority of the whole board, the Court of Chancery may, upon application of any shareholder or shareholders holding at least 10% of the total number of shares at the time outstanding and entitled to vote for directors, order an election to be held to fill any such vacancy or newly created directorship. Holdings’ second amended and restated certificate of incorporation provides that any vacancy created as a result of the removal of any independent director elected by the holders of Class A common stock may only be filled by the vote of the holders of Class A common stock at a special meeting of the shareholders and that Holdings will use reasonable efforts to call such meeting. Otherwise, Holdings’ Bylaws allow for a majority of the directors then in office to elect additional directors to fill the vacancies.
     Under TBCA § 2.34, the shareholders or a majority of the remaining directors may fill any vacancy occurring in the board of directors. A directorship to be filled by reason of an increase in the number of directors may be filled by the shareholders or by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders. However, the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Clear Channel’s Bylaws provide that a majority of directors then in office may choose a successor.
Limitation of Liability of Directors
     The DGCL § 102(b)(7) provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its shareholders for breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to such corporation or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	willful or negligent violation of provisions of the DGCL governing payment of dividends and stock purchases or redemptions;

•	for any transaction from which the director derived an improper personal benefit; or

•	any act or omission before the adoption of such a provision in the certificate of incorporation.
The Holdings second amended and restated certificate of incorporation provides that a director shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.
     Under the TMCLA § 1302-7.06(B), a corporation’s articles of incorporation may eliminate all monetary liability of each director to the corporation or its shareholders for conduct in the performance of a director’s duties other than some conduct specifically excluded from protection. Texas law does not permit any limitation of liability of a director for:
•	breaching the duty of loyalty to the corporation or its shareholders;

•	an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of law;

•	a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

•	an act or omission for which the liability of a director is expressly provided by an applicable statute.
Clear Channel’s Articles of Incorporation are silent with respect to the limitation of liability of its officers and directors. However, the Articles of Incorporation and the Bylaws provide for the indemnification of officers and directors. See “Indemnification of Officers and Directors” below.
Indemnification of Officers and Directors
     The DGCL § 145(b) permits Holdings to indemnify its officers, directors and other agents to substantially the same extent that the Texas statute permits Clear Channel to indemnify its directors, except that (1) a director need not have reasonably believed that his conduct was in the best interests of Holdings so long as he believed his conduct to be not opposed to the best interests of Holdings and (2) no indemnification may be provided to any person in respect of any matter as to which he has been adjudged liable to Holdings, except to the extent that the Delaware Chancery Court or the court in which the matter was brought determines such person is fairly and reasonably entitled to indemnification and then only for such expenses as the court deems proper.
     The DGCL § 145(e) permits Holdings to pay expenses of a director or officer in advance of a final disposition of a proceeding if the director or officer provides Holdings with an undertaking to repay such expenses if it is ultimately determined that he is not entitled to be indemnified. Holdings also is permitted to pay expenses incurred by other employees and agents upon such terms and conditions, if any, as the Holdings board of directors deems appropriate.
     Holdings’ second amended and restated certificate of incorporation authorizes the indemnification of directors for breach of fiduciary duty except to the extent such exculpation is not permitted under the DGCL.
     Both TBCA § 2.02-1 and DGCL § 145 currently provide that a corporation is required to indemnify any director or officer of the corporation who has been or is threatened to be made a party to a legal proceeding by reason of his service to the corporation if the director or officer is successful on the merits or otherwise in the defense of such proceeding. In addition, both Texas and Delaware law currently permit a corporation to purchase and maintain on behalf of its directors and officers insurance with respect to any liability asserted against or incurred by such persons, whether or not the corporation would have the power under applicable law to indemnify such persons.
     Under current Delaware law, Holdings may be permitted to indemnify its directors against some liabilities for which indemnification is not permitted under Texas law. To the extent that the Delaware statute is construed to permit indemnification of directors under circumstances in which indemnification is not permitted by Texas law, the adoption by Holdings of the Bylaw that obligates Holdings to indemnify its directors to the fullest extent permitted by Delaware law may represent a conflict of interest for the directors of Clear Channel and may operate to their benefit at the expense of Clear Channel.
     The SEC has expressed its opinion that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act of 1933 is against public policy and, therefore, is unenforceable.
     The TBCA § 2.02-1(B) currently permits Clear Channel to indemnify any person who has been or is threatened to be made a party to a legal proceeding because he is or was a director of Clear Channel, or because he served at the request of Clear Channel as a principal of another business or employee benefit plan, against any judgments, penalties, fines, settlements and reasonable expenses incurred by him in connection with the proceeding. However, Clear Channel may not indemnify a director in reliance on this statute unless the director (1) conducted himself in good faith, (2) reasonably believed that his conduct was in the best interests of Clear Channel or, in the case of action not taken in his official capacity, was not opposed to the best interests of Clear Channel, and (3) in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. Clear Channel also may not indemnify a director in reliance on this statute for judgments or settlements if the director has been found liable to Clear Channel or is found to have received an improper personal benefit.
     The TBCA § 2.02-1 permits Clear Channel to pay expenses of a director in advance of the final disposition of a proceeding for which indemnification may be provided on the condition that Clear Channel receives (1) a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification and (2) an undertaking by or on behalf of the director that he will repay such expenses if it is ultimately determined that he is not entitled to be indemnified. This statute also permits Clear Channel to indemnify and advance expenses to its officers, employees and other agents other than those officers, employees and agents who are also directors, to the same extent and under the same circumstances that it allows for directors.
     Clear Channel’s Articles of Incorporation and Bylaws authorize indemnification of officers, directors and others to the fullest extent authorized or permitted by applicable law.
Removal of Directors
     Under DGCL § 141(k), a majority of shareholders of a Delaware corporation may remove a director with or without cause, unless the directors are classified and elected for staggered terms, in which case, directors may be removed only for cause. Holdings’ second amended and restated certificate of incorporation is consistent with Delaware law.
     Under TBCA § 2.32(C), the articles of incorporation or bylaws of a Texas corporation may provide that at any meeting of shareholders called expressly for that purpose, the holders of a majority of the shares then entitled to vote at an election of directors may vote to remove any director or the entire board of directors, with or without cause, subject to further restrictions on removal that the bylaws may contain. Clear Channel’s Bylaws provide that a director may be removed for cause at any special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding shares then entitled to vote at such meeting.
Dividends and Repurchases of Shares
     The DGCL § 170(a) permits a corporation to declare and pay dividends out of surplus or if there is no surplus, out of net profits for the fiscal year as long as the amount of capital of the corporation after the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets. In addition, the DGCL § 160(a)(1)

generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation. Holders of Holdings’ common stock are entitled to receive dividends ratably when, as declared by the board of directors out of funds legally available for payment of dividends.
     The TBCA § 2.38 provides that the board of directors of a corporation may authorize and the corporation may make distributions; provided, that a distribution may not be made if (1) after giving effect to the distribution, the corporation would be insolvent or (2) the distribution exceeds the surplus of the corporation. But a corporation may make a distribution involving a purchase or redemption of any of its own shares if the purchase or redemption is made by the corporation to (1) eliminate fractional shares, (2) collect or compromise indebtedness owed by or to the corporation, (3) pay dissenting shareholders entitled to payment for their shares under the TBCA or (4) effect the purchase or redemption of redeemable shares in accordance with the TBCA. Clear Channel’s Articles of Incorporation and Bylaws provide that dividends may be declared by the board of directors at any annual, regular or special meeting.
Preemptive Rights
     Both Delaware and Texas law do not require shareholders to have preemptive rights. Neither Holdings’ nor Clear Channel’s shareholders possess preemptive rights.
Inspection of Books and Records
     Under DGCL § 220(b), any shareholder of a Delaware corporation making a proper written demand may inspect the stock ledger, the list of shareholders and any other corporate books and records for any purpose reasonably related to the shareholder’s interest as a shareholder.
     Under TBCA § 2.44(C), any shareholder who holds at least 5% of all of the outstanding shares of a corporation or that has held its shares for at least six months has the right, upon proper written demand, to examine at any reasonable time, for any proper purpose, the relevant books and records of account, minutes and share transfer records of the corporation.
DISSENTERS’ RIGHTS OF APPRAISAL
     Under the TBCA, you have the right to demand appraisal in connection with the merger and to receive, in lieu of the Merger Consideration, payment in cash, without interest, for the fair value of your shares of Clear Channel common stock as determined by an appraiser selected in a Texas state court proceeding. Clear Channel’s shareholders electing to exercise appraisal rights must comply with the provisions of Article 5.12 of the TBCA in order to perfect their rights. Clear Channel will require strict compliance with the statutory procedures.
     The following is intended as a brief summary of the material provisions of the Texas statutory procedures required to be followed by a shareholder in order to demand and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Article 5.12 of the TBCA, the full text of which appears in Annex F to this proxy statement/prospectus.
     This proxy statement/prospectus constitutes Clear Channel’s notice to its shareholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Article 5.12. If you wish to consider exercising your appraisal rights, you should carefully review the text of Article 5.12 contained in Annex F since failure to timely and properly comply with the requirements of Article 5.12 will result in the loss of your appraisal rights under Texas law.
     If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:
•	Prior to the special meeting you must deliver to Clear Channel a written objection to the merger and your intention to exercise your right to dissent in the event that the merger is effected and setting forth the address at which notice shall be delivered in that event.

•	This written objection must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. Voting against or failing to vote for the adoption of the merger agreement by itself does not constitute a demand for appraisal within the meaning of Article 5.12.

•	You must not vote in favor of the adoption of the merger agreement. A vote in favor of the adoption of the merger agreement, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. Failing to vote against adoption of the merger agreement will not constitute a waiver of your appraisal rights.

•	You must continuously hold your shares through the Effective Time.
     If you fail to comply with any of these conditions and the merger is completed, you will be entitled to receive the cash payment for your shares of Clear Channel common stock as provided for in the merger agreement if you are the holder of record at the Effective Time, but you will have no appraisal rights with respect to your shares of Clear Channel common stock. A proxy card which is signed and does not contain voting instructions will, unless revoked, be voted “FOR” the adoption of the merger agreement and will constitute a waiver of your right of appraisal and will nullify any previous written demand for appraisal.
     All written objections should be addressed to Clear Channel’s Secretary at 200 East Basse Road, San Antonio Texas, 78209, and should be executed by, or on behalf of, the record holder of the shares in respect of which appraisal is being demanded. The written objection must reasonably inform Clear Channel of the identity of the shareholder and the intention of the shareholder to demand appraisal of his, her or its shares.
     To be effective, a written objection by a holder of Clear Channel common stock must be made by or on behalf of, the shareholder of record. The written objection should set forth, fully and correctly, the shareholder of record’s name as it appears on his or her stock certificate(s) and should specify the holder’s mailing address and the number of shares registered in the holder’s name. The written objection must state that the person intends to exercise their right to dissent under Texas law in connection with the merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Clear Channel. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a written objection should be made in that capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the written objection should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the written objection for appraisal for a shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the written objection, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written objection should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the written objection will be presumed to cover all shares held in the name of the record owner.
     If you hold your shares of Clear Channel common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.
     Within ten days after the Effective Time, the surviving corporation must give written notice that the merger has become effective to each Clear Channel shareholder who has properly filed a written objection and who did not vote in favor of the merger agreement. Each shareholder who has properly filed a written objection has ten days from the delivery or mailing of the notice to make written demand for payment of the fair value for the shareholder’s shares. The written demand must state the number of shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder who fails to make written demand within ten days of the delivery or mailing of the notice from the surviving corporation that the merger has become effective will not be entitled to any appraisal rights. Any shareholder making a written demand for payment must submit to the surviving corporation for notation any certificated shares held by that shareholder which are subject to the demand within 20 days after making the written demand. The failure by any shareholder making a written demand to submit its certificates may result in the termination of the shareholder’s appraisal rights.
     Clear Channel has 20 days after its receipt of a demand for payment to provide notice that the surviving corporation (i) accepts the amount claimed in the written demand and agrees to pay the amount claimed within 90 days from Effective Time, or (ii) offer to pay its estimated fair value of the shares within 90 days after the Effective Time.
     If, within 60 days after the Effective Time, the surviving corporation and a shareholder who has delivered written demand in accordance with Article 5.12 do not reach agreement as to the fair value of the shares, either the surviving corporation or the shareholder may file a petition in any Texas state court, with a copy served on the surviving corporation in the case of a petition filed by a shareholder, demanding a determination of the fair value of the shares held by all shareholders entitled to appraisal. The surviving corporation has no obligation and has no present intention to file such a petition if there are objecting shareholders. Accordingly, it is the obligation of Clear Channel’s shareholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Clear Channel common stock within the time prescribed in Article 5.12. The failure of a shareholder to file such a petition within the period specified could nullify the shareholder’s previously written demand for appraisal.
     If a petition for appraisal is duly filed by a shareholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within ten days after receiving service of a copy of the petition, to provide the office of the clerk of the court in which the petition was filed with a list containing the names and addresses of all shareholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached.
     After notice to dissenting shareholders, the court will conduct a hearing upon the petition, and determine those shareholders who have complied with Article 5.12 and who have become entitled to the appraisal rights provided thereby.
     After determination of the shareholders entitled to appraisal of their shares of Clear Channel common stock, the court will appraise the shares, determining their fair value. When the value is determined, the court will direct the payment of such value to the shareholders entitled to receive the same, immediately to the holders of uncertificated shares and upon surrender by holders of the certificates representing shares.
     You should be aware that the fair value of your shares as determined under Article 5.12 could be more, the same, or less than the value that you are entitled to receive under the terms of the merger agreement.
     Costs of the appraisal proceeding may be imposed upon the surviving corporation and the shareholders participating in the appraisal proceeding by the court as the court deems equitable in the circumstances. Upon the application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any shareholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the shareholder delivers a written withdrawal of such shareholder’s demand for appraisal and an acceptance of the terms of the merger prior to the filing of a petition for appraisal, then the right of that shareholder to appraisal will cease and that shareholder will be entitled to receive the cash payment for shares of his, her or its Clear Channel common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made after the filing of a petition for appraisal may only be made with the written approval of the surviving corporation.
     Failure to comply with all of the procedures set forth in Article 5.12 will result in the loss of a shareholder’s statutory appraisal rights. In view of the complexity of Article 5.12, Clear Channel’s shareholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

LEGAL MATTERS
     The validity of Holdings Class A common stock offered hereby will be passed upon by Ropes & Gray LLP, Boston, Massachusetts. Clear Channel has been represented by Akin Gump Strauss Hauer & Feld LLP, Los Angeles, California.
EXPERTS
     The consolidated financial statements of Clear Channel appearing in Clear Channel’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and Clear Channel management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
OTHER MATTERS
Other Business at the Special Meeting
     Clear Channel’s management is not aware of any matters to be presented for action at the special meeting other than those set forth in this proxy statement/prospectus. However, should any other business properly come before the special meeting, or any adjournment thereof, the enclosed proxy confers upon the persons entitled to vote the shares represented by such proxy, discretionary authority to vote the same in respect of any such other business in accordance with their best judgment in the interest of Clear Channel.
Multiple Shareholders Sharing One Address
     In accordance with Rule 14a-3(e)(1) under the Exchange Act, one proxy statement/prospectus will be delivered to two or more shareholders who share an address, unless Clear Channel has received contrary instructions from one or more of the shareholders. Clear Channel will deliver promptly upon written or oral request a separate copy of the proxy statement/prospectus to a shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered. Requests for additional copies of the proxy statement/prospectus, and requests that in the future separate proxy statement/prospectus be sent to shareholders who share an address, should be directed by writing to Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling (877) 456-3427 toll-free at (212) 750-5833. In addition, shareholders who share a single address but receive multiple copies of the proxy statement/prospectus may request that in the future they receive a single copy by contacting Clear Channel at the address and phone number set forth in the prior sentence.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     Clear Channel files annual, quarterly and current reports, proxy statement/prospectus and other information with the SEC. You may read and copy any reports, proxy statement/prospectus or other information that we file with the SEC at the following location of the SEC:
          Public Reference Room 100 F Street, N.E. Washington, D.C. 20549

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Clear Channel’s public filings are also available to the public from document retrieval services and the Internet website maintained by the SEC at www.sec.gov.
     Reports, proxy statement/prospectus or other information concerning Clear Channel may also be inspected at the offices of the New York Stock Exchange at:
20 Broad Street
New York, NY 10005
     Any person, including any beneficial owner, to whom this proxy statement/prospectus is delivered may request copies of reports, proxy statement/prospectus or other information concerning us, without charge, by writing to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling toll-free at (877) 456-3427. If you would like to request documents, please do so by ___, 2007, in order to receive them before the special meeting.
     The SEC allows us to “incorporate by reference” into this proxy statement/prospectus documents Clear Channel files with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by Clear Channel pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting:
•	Clear Channel’s Annual Report on Form 10-K for the year ended December 31, 2006;

•	Clear Channel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007

•	Clear Channel’s Current Reports on Form 8-K filed January 18, 2007, March 14, 2007, April 5, 2007, April 19, 2007, April 26, 2007, May 1, 2007, May 4, 2007, May 7, 2007, May 9, 2007, and May 18, 2007; and

•	Clear Channel’s proxy statement relating to its 2007 annual meeting of shareholders.
     You may request a copy of these filings, at no cost, by writing or calling Clear Channel at the following address or telephone number: Investor Relations Department, Clear Channel Communications, Inc., 210-832-3315. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.
     No persons have been authorized to give any information or to make any representations other than those contained in this proxy statement/prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Clear Channel or any other person. This proxy statement/prospectus is dated ___, 2007. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this proxy statement/prospectus to shareholders shall not create any implication to the contrary.

ANNEX A

Merger Agreement

Execution Copy

AGREEMENT AND PLAN OF MERGER

By and Among

BT TRIPLE CROWN MERGER CO., INC.

B TRIPLE CROWN FINCO, LLC

T TRIPLE CROWN FINCO, LLC

and

CLEAR CHANNEL COMMUNICATIONS, INC.

Dated as of November 16, 2006

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of November 16, 2006 (this “Agreement”), by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), and Clear Channel Communications, Inc., a Texas corporation (the “Company”).

RECITALS

WHEREAS, in furtherance of the recapitalization of the Company by Mergerco, the respective Boards of Directors of the Company, the Parents and Mergerco each have approved and deemed advisable and in the best interests of their respective shareholders (other than affiliated shareholders of the Company as to which no determination has been made) this Agreement and the merger of Mergerco with and into Company (the “Merger”), upon the terms and subject to the conditions and limitations set forth herein and in accordance with the Business Corporation Act of the State of Texas (the “TBCA”) and the Business Organizations Code of the State of Texas (the “TBOC”, together with the TBCA, the “Texas Acts”) and the General Corporation Law of the State of Delaware (the “DGCL”) and recommended approval and adoption by their respective shareholders of this Agreement, the Merger and the transactions contemplated hereby;

WHEREAS, a special advisory committee of the Board of Directors of the Company has reviewed the terms of the Merger and determined that such terms are fair; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, the Parents and Mergerco have delivered to the Company the Limited Guarantee (the “Limited Guarantee”) of each of the Investors, in a form satisfactory to the Company, dated as of the date hereof.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I.

DEFINITIONS

Section 1.01  Definitions.  Defined terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Appendix A.

Article II.

THE MERGER

Section 2.01  The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the Texas Acts and the DGCL, at the Effective Time, Mergerco shall be merged with and into the Company, whereupon the separate existence of Mergerco shall cease, and the Company shall continue under the name Clear Channel Communications, Inc. as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Texas.

Section 2.02  Closing.  Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII hereof, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., Eastern Time, on a date to be specified by the parties hereto, but no later than the second business day after the satisfaction or waiver of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 hereof (other than conditions that, by their own terms, cannot be satisfied until the Closing, but subject to the satisfaction of such conditions at Closing) at the offices of Akin Gump Strauss Hauer & Feld LLP, 590 Madison Avenue, New York, New York 10022; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII hereof, neither the Parents nor Mergerco shall be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by the Parents on no less than three (3) business days’ written notice to the Company and (b) the final day of the Marketing Period, or at such other time, date or place as is agreed to in writing by the parties hereto (such date being the “Closing Date”).

Section 2.03  Effective Time.

(a) Concurrently with the Closing, the Company and the Parents shall cause articles of merger (the “Articles of Merger”) with respect to the Merger to be executed and filed with the Secretary of State of the State of Texas (the “Secretary of State”) as provided under the Texas Acts and a Certificate of Merger to be filed with the Secretary of State of the State of Delaware as provided for in the DGCL (the “Certificate of Merger”). The Merger shall become effective on the later of the date and time at which the Articles of Merger has been duly filed with the Secretary of State or the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Articles of Merger, and such date and time is hereinafter referred to as the “Effective Time.”

(b) From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Mergerco, and all of the claims, obligations, liabilities, debts and duties of the Company and Mergerco shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.04  Articles of Incorporation and Bylaws.  Subject to Section 6.08 of this Agreement, the Articles of Incorporation and Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended at the Effective Time to be (except with respect to the name and state of incorporation of the Company and such changes as are necessary to comply with Texas Law, if any) the same as the Articles of Incorporation and Bylaws of Mergerco as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law, the provisions of the Articles of Incorporation and the Bylaws of the Surviving Corporation.

Section 2.05  Board of Directors.  Subject to applicable Law, each of the parties hereto shall take all necessary action to ensure that the Board of Directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the Board of Directors of Mergerco immediately prior to the Effective Time.

Section 2.06  Officers.  From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

Article III.

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.01  Effect on Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Mergerco or the holders of any securities of the Company:

(a) Cancellation of Company Securities.   Each share of the Company’s common stock, par value $0.10 per share (the “Company Common Stock”), held by the Company as treasury stock or held by Mergerco immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Company Securities.   Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.01(a) hereof, Dissenting Shares and Rollover Shares) shall be converted into the right to receive $37.60 plus the Additional Per Share Consideration, if any, in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.01(b) shall be automatically cancelled and shall cease to exist and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.02 of this Agreement, the Merger Consideration.

(c) Conversion of Mergerco Capital Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.001 per share, of Mergerco (the “Mergerco Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become validly issued, fully paid and nonassessable shares of the Surviving Corporation (with the relative rights and preferences described in an amendment to the Articles of Incorporation adopted as of the Effective Time as provided in Section 2.04, the “Surviving Corporation Common Stock”). As of the Effective Time, all such shares of Mergerco Common Stock cancelled in accordance with this Section 3.01(c), when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such shares of Mergerco Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Surviving Corporation Common Stock as set forth in this Section 3.01(c).

(d) Adjustments.   Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration as provided in Section 3.01(b) shall be equitably adjusted to reflect such change (including, without limitation, to provide holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such transaction).

Section 3.02  Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund.   Prior to the Effective Time, the Parents shall designate a paying agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Merger Consideration as provided in Section 3.01(b).   On the Closing Date, promptly following the Effective Time, the Surviving Corporation shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of shares of Company Common Stock, cash amounts in immediately available funds constituting an amount equal to the aggregate amount of the Merger Consideration plus the Total Option Cash Payments (the “Aggregate Merger Consideration”) (exclusive of any amounts in respect of Dissenting Shares, the Rollover Shares and Company Common Stock to be cancelled pursuant to Section 3.01(a)) (such amount as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.01(b) and Section 3.03, the Surviving Corporation shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and Company Options, and (B) applied promptly to making the payments pursuant to Section 3.02(b) hereof. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) Delivery of Shares.   As promptly as practicable following the Effective Time and in any event not later than the second business day after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.04 hereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Mergerco and the Company may reasonably specify and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery); and (ii) to each holder of a Company Option, a check in an amount due and payable to such holder pursuant to Section 3.03 hereof in respect of such Company Option. If payment of the applicable portion of the Aggregate Merger Consideration is made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the Aggregate Merger Consideration to a person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.02, each Certificate, Book-Entry Share or option certificate, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Aggregate Merger Consideration or Option Cash Payments, as applicable, in cash as contemplated by this Section 3.02 or Section 3.03 without interest thereon.

(c) Surrender of Shares.   Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (i) the Effective Time; or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration (or the cash pursuant to Section 3.02(b)) payable upon the surrender of the Certificates or Book-Entry Shares.

(d) Termination of Exchange Fund.   Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Options for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation, as general creditors thereof for payment of their claim for cash, without interest, to which such holders may be entitled. If any Certificates or Book-Entry Shares shall not have been surrendered prior to one (1) year after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, subject to any and all claims or interest of any person previously entitled thereto.

(e) No Liability.   None of the Parents, Mergerco, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund.   The Paying Agent shall invest any cash included in the Exchange Fund as directed by the Parents or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve the Surviving Corporation or the Paying Agent from making the payments required by this Article III, and following any losses the Surviving Corporation shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock and Company Options in the amount of such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Mergerco, as directed by Mergerco.

Section 3.03  Stock Options and Other Awards

(a) Company Options.   As of the Effective Time, except as otherwise agreed by the Parents and a holder of Company Options with respect to such holder’s Company Options, each Company Option, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of any holder of any Company Option, become fully vested and converted into the right at the Effective Time to receive, as promptly as practicable following the Effective Time, a cash payment (less applicable withholding taxes and without interest) with respect thereto equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option multiplied by (b) the number of shares of Company Common Stock issuable upon exercise of such Company Option (the “Option Cash Payment” and the sum of all such payments, the “Total Option Cash Payments”). In the event that the exercise price of any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled without payment therefor and have no further force or effect. Except for the Company Options set forth in Section 3.03(a) of the Company Disclosure Schedule, as of the Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. Prior to the Effective Time, the Company shall take any and all actions reasonably necessary to effectuate this Section 3.03(a), including, without limitation, providing holders of Company Options with notice of their rights with respect to any such Company Options as provided herein.

(b) Other Awards.   As of the Effective Time, except as otherwise agreed by the Parents and a holder of Restricted Shares with respect to such holder’s Restricted Shares, each share outstanding immediately prior to the Effective Time subject to vesting or other lapse restrictions pursuant to any Company Option Plan or an applicable restricted stock agreement (each, a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest and become free of restriction as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 3.01(b).

(c) Amendments to and Termination of Plans.   Prior to the Effective Time, the Company shall use its reasonable best efforts to make any amendments to the terms of the Company Option Plans and to obtain any consents from holders of Company Options and Restricted Shares that, in each case, are necessary to give effect to the transactions contemplated by Section 3.03(a) and Section 3.03(b). Without limiting the foregoing the Company shall use its reasonable best efforts to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than the holders of the capital stock (or equivalents thereof) of the Parents, Mergerco and their respective subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof. In furtherance of the foregoing, and subject to applicable Law and agreements existing between the Company and the applicable person, the Company shall explicitly condition any new awards or grants to any person under its Company Option Plans, annual bonus plans and other incentive plans upon such person’s consent to the amendments described in this Section 3.03(c) and, to the fullest extent permitted by applicable Law, shall withhold payment of the Merger Consideration to or require payment of the exercise price for all Company Options by any holder of a Company Option as to which the Merger Consideration exceeds the amount of the exercise price per share under such option unless such holder consents to all of the amendments described in this Section 3.03(c).   Prior to the Effective Time, the Company shall take all actions necessary to terminate all Company Stock Plans, such termination to be effective at or before the Effective Time.

(d) Employee Stock Purchase Plan.  The Board of Directors of the Company shall terminate all purchases of stock under the Company’s 2000 Employee Stock Purchase Plan (the “Company ESPP”) effective as of the day immediately after the end of the month next following the date hereof, and no additional offering periods shall commence under the Company ESPP after the date hereof. The Company shall terminate the Company ESPP in its entirety immediately prior to the Closing Date, and all shares held under such plan, other than Rollover Shares, shall be delivered to the participants and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 3.01(b).

Section 3.04  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving

Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.05  Dissenting Shares.  Notwithstanding Section 3.01(b) hereof, to the extent that holders thereof are entitled to appraisal rights under Article 5.12 of the TBCA, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Article 5.12 of the TBCA (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall cease to have any rights with respect thereto, except the right to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the TBCA, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by the Surviving Corporation (and not the Company, Mergerco or either Parent) and the Aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a shareholder on the Closing Date. The Company shall give the Parents notice of all demands for appraisal and the Parents shall have the right to participate in all negotiations and proceedings with respect to all holders of Dissenting Shares. The Company shall not, except with the prior written consent of the Parents, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment from any holder of Dissenting Shares.

Section 3.06  Transfers; No Further Ownership Rights.  After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the Merger Consideration, as provided for in Section 3.01(b) hereof, for each share of Company Common Stock formerly represented by such Certificates.

Section 3.07  Withholding.  Each of the Paying Agent, the Company, Mergerco and the Surviving Corporation shall be entitled to deduct and withhold from payments otherwise payable pursuant to this Agreement any amounts as they are respectively required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.08  Rollover by Shareholders.  At the Effective Time, each Rollover Share issued and outstanding immediately before the Effective Time shall be cancelled and be converted into and become the number of validly issued shares of equity securities of the Surviving Corporation calculated in accordance with Section 3.08 of the Mergerco Disclosure Schedule. As of the Effective Time, all such Rollover Shares when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such Rollover Shares shall cease to have any rights with respect thereto, except the right to receive the shares of equity securities of the Surviving Corporation as set forth in this Section 3.08.

Section 3.09  Additional Per Share Consideration.

(a) No later than ten (10) business days before the Closing Date, if the Closing Date shall occur after the Additional Consideration Date, the Company shall prepare and deliver to the Parents a good faith estimate of Additional Per Share Consideration, together with reasonably detailed supporting information (the “Estimated Additional Per Share Consideration”).

(b) Before and after the delivery of the Estimated Additional Per Share Consideration statement, the Company shall provide the Parents reasonable access to the records and employees of the Company and its subsidiaries, and the Company shall, and shall cause the employees of the Company and its subsidiaries to, (i) cooperate in all reasonable respects with the Parents in connection with the Parents’ review of the Estimated Additional Per Share Consideration statement and (ii) provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation of the Estimated Additional Per Share Consideration statement and calculation of Estimated Additional Per Share Consideration as the Parents shall reasonably request and that are available to the Company or its affiliates. Within five (5) business days after delivery of the Estimated Additional Per Share Consideration statement to the Parents, the Parents may notify the Company that they disagree with the Estimated Additional Per Share Consideration statement. Such notice shall set forth, to the extent practicable, in reasonable detail the particulars of such disagreement. If the Parents do not provide a notice of disagreement within such five (5) business day period, then the Parents shall be deemed to have accepted the calculations and the amounts set forth in the Estimated Additional Per Share Consideration statement delivered by the Company, which shall then be final, binding and conclusive for all purposes hereunder. If any notice of disagreement is timely provided in accordance with this Section 3.09(b), then the Company and the Parents shall each use commercially reasonable efforts for a period of one (1) business day thereafter (the “Estimated Additional Per Share Consideration Resolution Period”) to resolve any disagreements with respect to the calculations in the Estimated Additional Per Share Consideration statement.

(c) If, at the end of the Estimated Additional Per Share Consideration Resolution Period, the Company and the Parents are unable to resolve any disagreements as to items in the Estimated Additional Per Share Consideration statement, then KPMG, LLP (New York Office) (or such other independent accounting firm of recognized national standing in the United States as may be mutually selected by the Company and the Parents) shall resolve any remaining disagreements. If neither KPMG, LLP (New York Office) nor any such mutually selected accounting firm is willing and able to serve in such capacity, then the Parents shall deliver to the Company a list of three other accounting firms of recognized national or international standing and the Company shall select one of such three accounting firms (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). The Accountant shall be charged with determining as promptly as practicable, whether the Estimated Additional Per Share Consideration as set forth in the Estimated Additional Per Share Consideration statement was prepared in accordance with this Agreement and (only with respect to the disagreements as to the items set forth in the notice of disagreement and submitted to the Accountant) whether and to what extent, if any, the Estimated Additional Per Share Consideration requires adjustment.

(d) The Accountant shall allocate its costs and expenses between the Parents (on behalf of Mergerco) and the Company based upon the percentage of the contested amount submitted to the Accountant that is ultimately awarded to the Company, on the one hand, or the Parents, on the other hand, such that the Company bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Parents (such portion of such costs and expenses, the “Company Accountant Expense”) and the Parents (on behalf of Mergerco) bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Company. The determination of the Accountant shall be final, binding and conclusive for all purposes hereunder.

(e) In order to permit the parties to prepare for an orderly Closing, the Company will deliver monthly reports calculating the previous month’s Operating Cash Flow on or before the 20th day of each month starting January 15, 2007 (with respect to performance during December 2006) and will provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation thereof as the Parents shall reasonably request and that are available to the Company or its affiliates.

Article IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the documents filed by the Company with the SEC between December 31, 2004 and the date hereof (together with all forms, documents, schedules, certifications, prospectuses, reports, and registration, proxy and other statements, required to be filed or furnished by it with or to the SEC between December 31, 2004 and the date hereof, including such documents filed during such periods on a voluntary basis on Form 8-K, and in each case including exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”) or in the Outdoor SEC Documents or as disclosed in the separate disclosure schedule which has been delivered by the Company to the Parents prior to the execution of this Agreement (the “Company Disclosure

Schedule”) (provided that, any information set forth in one Section of the Company Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other Section or subsection readily apparent) the Company hereby represents and warrants to Mergerco and the Parents as follows:

Section 4.01  Organization and Qualification; Subsidiaries.  Each of the Company and the subsidiaries set forth in Section 4.01 of the Company Disclosure Schedule (the “Material Subsidiaries”) is a corporation or legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization and has the requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is currently conducted. Each of the Company and its Material Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and, if applicable, is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.02  Articles of Incorporation and Bylaws.  The Company has made available to the Parents a complete and correct copy of the Articles of Incorporation and the Bylaws (or equivalent organizational documents), each as amended to date, of the Company and each of its Material Subsidiaries. The Articles of Incorporation and the Bylaws (or equivalent organizational documents) of the Company and each of its Material Subsidiaries are in full force and effect. None of the Company or any of its Material Subsidiaries is in material violation of any provision of their respective Articles of Incorporation or the Bylaws (or equivalent organizational documents).

Section 4.03  Capitalization.

(a) The authorized capital stock of the Company consists of 1,500,000,000 shares of Company Common Stock, par value $.10 per share, 2,000,000 shares of the Company’s class A preferred stock, par value $1.00 per share (the “Class A Preferred Stock”) and 8,000,000 shares of the Company’s class B preferred stock, par value $1.00 per share (the “Class B Preferred Stock”). As of the close of business on November 10, 2006, (i) 493,794,750 shares of Company Common Stock, including Restricted Shares, were issued and outstanding; (ii) no shares of the Class A Preferred Stock were issued and outstanding; (iii) no shares of the Class B Preferred Stock were issued and outstanding; and (iv) 100,000 shares of Company Common Stock were held in treasury. As of the close of business on November 10, 2006 there were 36,605,199 shares of Company Common Stock authorized and reserved for future issuance under Company Option Plans, 356,962 shares of Company Common Stock authorized and reserved for issuance upon exercise of warrants and outstanding Company Options to purchase 36,633,054 shares of Company Common Stock (of which (i) 12,044,341 shares of Company Common Stock were subject to outstanding options with an exercise price less than $37.60 and such “in the money” options have a weighted average exercise price equal to $29.78 per share and (ii) 206,465 shares of Company Common Stock were subject to outstanding warrants with an exercise price less than $37.60 and such “in the money” warrants have a weighted average exercise price equal to $34.61 per share). As of November 10, 2006, there were 2,304,843 Restricted Shares issued and outstanding. Since November 10, 2006, no Equity Securities or Convertible Securities of the Company have been issued, reserved for issuance or are outstanding, other than or pursuant to the Company Options and warrants referred to above that are outstanding as of the date of this Agreement or Equity Securities and/or Convertible Securities hereafter issued in accordance with Section 6.01(k) hereof. As of the Effective Time, the warrants referred to above thereafter shall not be exercisable for securities of the Company.

(b) Except as set forth above and except as set forth in Section 4.03(b) of the Company Disclosure Schedule and except as not specifically prohibited under Section 6.01 hereof, there are no shares of Company Common Stock, Class A Preferred Stock or Class B Preferred Stock issued or outstanding or otherwise reserved for issuance. Additionally, there are no outstanding subscriptions, options, conversion or exchange rights, warrants, rights (including without limitation, pursuant to a so-called “poison pill”), calls, repurchase or redemption agreements, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound obligating the Company or any of the Material Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of the Material Subsidiaries or obligating the Company or any of the Material Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.

(c) There are no securities except as set forth above that can vote on any matters on which the holders of Company Common Stock may vote, either on the date hereof or upon conversion or exchange of such securities.

(d) All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Option Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

Section 4.04  Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the receipt of the Requisite Shareholder Approval, as well as the filing of the Articles of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco and the Parents, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).

(b) The Board of Directors of the Company, at a meeting duly called and held, has (i) approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby; (ii) determined that the Merger is advisable and fair to and in the best interests of, the shareholders of the Company (other than affiliate shareholders as to which no determination was made); and (iii) resolved to submit this Agreement to the shareholders of the Company for approval, file the Proxy Statement with the SEC and, subject to Section 6.07 hereof, recommend that the shareholders of the Company approve this Agreement and the Merger.

(c) The Requisite Shareholder Approval at the Shareholders’ Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the Merger is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its subsidiaries which is necessary to adopt this Agreement, approve the Merger and the transactions contemplated hereby.

Section 4.05  No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.05 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, the performance of this Agreement by the Company will not and the consummation of the transactions contemplated hereby will not (i) conflict with or violate the Articles of Incorporation or Bylaws (or equivalent organizational documents) of (A) the Company or (B) any of the Material Subsidiaries; (ii) assuming the consents, approvals and authorizations specified in Section 4.05(b) have been received and the waiting periods referred to therein have expired, and any condition to the effectiveness of such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its subsidiaries; or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its subsidiaries, pursuant to any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any property or asset of the Company or its subsidiaries is bound or affected, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration or Lien that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act, any applicable Foreign Antitrust Laws, any filings, waivers or approvals as may be required under the Communications Act and foreign communications Laws, any filings, waivers or approvals as may be required under foreign investment review laws, filing and recordation of appropriate merger documents as required by the Texas Acts, the DGCL and the rules of the NYSE, and except where failure to obtain such other consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.06  Permits and Licenses; Compliance with Laws.

(a) Each of the Company and its Material Subsidiaries is in possession of all franchises, grants, authorizations, licenses (other than Company FCC Licenses), permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Material Subsidiaries to own, lease and operate the properties of the Company and its Material Subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted by the Company and its Material Subsidiaries (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company or any of its Material Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the Company or any of its Material Subsidiaries or by which any property or asset of the Company or any of its Material Subsidiaries is bound or affected; (ii) any of the Company Permits; or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries or any property or asset of the Company or any of its Material Subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Section 4.06(b) of the Company Disclosure Schedule sets forth (i) all main radio and television stations and (ii) all radio or television stations for which the Company or any subsidiary of the Company provides programming, advertising or other services pursuant to a LMA. The Company FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired (other than FCC Licenses that are the subject of pending renewal applications), and are not subject to any material conditions except for conditions applicable to broadcast licenses generally or as otherwise disclosed on the face of the Company FCC Licenses. The Company and its subsidiaries are operating, and have operated the Company Stations, in compliance in all material respects with the terms of the Company FCC Licenses and the Communications Act, and the Company and its subsidiaries have timely filed or made all material applications, reports and other disclosures required by the FCC to be filed or made with respect to the Company Stations and have timely paid all FCC regulatory fees with respect thereto, except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Except for administrative rulemakings, legislation or other proceedings affecting the broadcast industry generally, there is not, pending or, to the Company’s knowledge, threatened by or before the FCC any proceeding, notice of violation, order of forfeiture or complaint or investigation against or relating to the Company or any of its subsidiaries, or any of the Company Stations, except for any such proceedings, notices, orders, complaints, or investigations that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.07  Company SEC Documents.

(a) The Company and to its knowledge Outdoor Holdings have filed all Company SEC Documents and Outdoor SEC Documents, as the case may be, since December 31, 2004 (and in the case of Outdoor Holdings since November 2, 2005). None of the Company’s subsidiaries (other than Outdoor Holdings) is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of Company SEC Documents and Outdoor SEC Documents, as the case may be, that are registration statements filed pursuant to the requirements of the Securities Act), and as of their respective SEC filing dates (in the case of all other Company SEC Documents or the Outdoor SEC Documents, as the case may be), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents and, to the Company’s knowledge, the Outdoor SEC Documents complied in all material respects, and all documents filed by the Company or Outdoor Holdings between the date of this Agreement and the date of Closing shall comply in all material respects, with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or, if amended, as of the date of such amendment contained, or if filed after the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. The Company has made available to the Parents a complete and correct copy of any material amendments or modifications which, to the Company’s knowledge, are required to be filed with the SEC, but have not yet been filed with the SEC, with respect to (i) agreements which previously have been filed by the Company or any of its subsidiaries with the SEC pursuant to the Securities Act or the Exchange Act and (ii) the Company SEC Documents filed prior to the date hereof. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents and, to the Company’s knowledge, the Outdoor SEC Documents.

(b) The consolidated financial statements (as restated prior to the date hereof, if applicable, and including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluations, to its outside auditors and the audit committee of the Board of Directors of the Company, (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 4.08  Absence of Certain Changes or Events.  Since December 31, 2005, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its subsidiaries taken as a whole have been conducted in all material respects in the ordinary course of business consistent with past practice and through the date of this Agreement. Since December 31, 2005 and through the date of this Agreement, there has not been a Material Adverse Effect on the Company or any event, circumstance or occurrence that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.09  No Undisclosed Liabilities.  Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (as restated prior to the date hereof, or the notes thereto) included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since the date of such balance sheets, and (c) for liabilities or obligations arising under this Agreement, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its subsidiaries, other than those which would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.10  Absence of Litigation.  There is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any of their respective properties or assets at law or in equity, and there are no Orders, before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.11  Taxes.  Except as has not been or would not be, individually or in the aggregate, material to the Company, or except as set forth in Section 4.11 of the Company Disclosure Schedule, (i) the Company and each of its Material Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects; (ii) the Company and each of its Material Subsidiaries have timely paid all material Taxes owed by it (whether or not shown on any Tax Returns), except for Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, in respect of United States federal, state and local Taxes and in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, there are not pending or, to the knowledge of the Company, threatened any material audits, examinations, investigations or other proceedings in respect of any Taxes of the Company or any of its subsidiaries; (iv) to the knowledge of the Company there are no material Liens for Taxes on any of the assets of the Company or any of its Material Subsidiaries other than Permitted Liens; (v) none of the Company or any of its Material Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2) year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law); (vi) to the actual knowledge of the Company all material amounts of United States federal, state and local Taxes and all material amounts of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, required to be withheld by the Company and each of its subsidiaries have been timely withheld and paid over to the appropriate Governmental Authority; (vii) no material deficiency for any Tax has been asserted or assessed by any Governmental Authority in respect of United States federal, state and local Taxes and in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, in writing against the Company or any of its subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (viii) neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of Material Taxes payable to the United States or any state or locality thereof, or in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, and Switzerland, or agreed to any extension of time with respect to an assessment or deficiency for Taxes in respect of such jurisdictions (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course); (ix) neither the Company nor any of its Material Subsidiaries (A) in the past three (3) years has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or pursuant to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes); (x) neither the Company nor any of its Material Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); and (xi) the Company is not, and has not been at any time within the last five (5) years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 4.12  Information Supplied.  The Proxy Statement and any other document filed with the SEC by the Company in connection with the Merger (or any amendment thereof or supplement thereto) (collectively, the “SEC Filings”), at the date first mailed to the shareholders of the Company, at the time of the Company Shareholders’ Meeting and at the time filed with the SEC, as the case may be, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied in writing by the Parents specifically for inclusion in such documents. The SEC Filings made by the Company will comply in all material respects with the provisions of the Exchange Act.

Section 4.13  Material Contracts.

(a) As of the date hereof, neither the Company nor any of its subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 4.13(a), being referred to herein as a “Company Material Contract”).

(b) Neither the Company nor any subsidiary of the Company is in breach of or default under the terms of any Company Material Contract. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or its subsidiary which is a party thereto and, to the knowledge of the Company, is in full force and effect; provided, however, that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) the Company and its subsidiaries have performed and complied in all material respects with all obligations required to be performed or complied with by them under each Company Material Contract.

Section 4.14  Employee Benefits and Labor Matters.

(a) Correct and complete copies of the following documents with respect to each Company Benefit Plan (other than such Company Benefit Plan that is maintained outside of the jurisdiction of the United States and covers fewer than 400 employees) have been made available to the Parents by the Company to the extent applicable: (i) any plan documents and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto; (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter; (v) the most recent summary plan descriptions; and (vi) written summaries of all non-written Company Benefit Plans.

(b) The Company Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws, except for non-compliance which has not had or could not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Except as set forth on Section 4.14(c) of the Company Disclosure Schedule, none of the Company Benefit Plans is subject to Title IV of ERISA or Sections 4063 or 4064 of ERISA. The Company Benefit Plans intended to qualify under Section 401 of the Code or other tax-favored treatment under applicable laws do so qualify, and nothing has occurred with respect to the operation of the Company Benefit Plans that could cause the loss of such qualification or tax-favored treatment, or the imposition of any liability, penalty or tax under ERISA or the Code, except for non-compliance which has not had or could not reasonably be expected to have a Material Adverse Effect on the Company. No Company Benefit Plan provides post-termination health, medical or life insurance benefits for current, former or retirement employees of the Company or any of its subsidiaries, except as required to avoid an excise Tax under Section 4980B of the Code or as otherwise required by any other applicable Law, or except as would not have or could not reasonably expect to have a Material Adverse Effect on the Company.

(d) There are no pending or, to the knowledge of the Company, threatened actions, claims or lawsuits with respect to any Company Benefit Plan (other than routine benefit claims), nor does the Company have any knowledge of facts that could form the basis for any such claim or lawsuit, except for such actions, claims or lawsuits which, if adversely determined, could not reasonably be expected to have a Material Adverse Effect on the Company.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder, either by themselves or in connection with any other event, will entitle any employee, officer or director of the Company or any of its subsidiaries to (i) accelerate the time of any payment, vesting of any payment or funding of compensation or benefits, except for the acceleration of vesting of outstanding stock options and restricted stock awards pursuant to the Company Option Plans and the distribution of all account balances under the Company’s Non-Qualified Deferred Compensation Plan, (ii) any increase in the amount payable under any Company Benefit Plan or any employment, severance, bonus or similar agreement, or (iii) any payment of any material amount that could individually or in combination with any other such payment constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code except as disclosed on Section 4.14(e) of the Company Disclosure Schedule.

(f) There is no union organization activity involving any of the employees of the Company or its subsidiaries pending or, to the knowledge of the Company, threatened. There is no picketing pending or, to the knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other material job actions, lockouts, arbitrations, material grievances or other material labor disputes involving any of the employees of the Company or its subsidiaries pending or, to the knowledge of the Company, threatened. With respect to all employees, the Company and each subsidiary is in material compliance with all laws, regulations and orders relating to the employment of labor, including all such Laws, regulations and orders relating to wages, hours, the WARN Act, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, and the collection and payment of withholding and/or social security taxes and any similar tax, except such non-compliance as would not have or reasonably be expected to have a Material Adverse Effect. All independent contractors presently retained by the Company or its subsidiaries to provide any and all services are appropriately classified as such in accordance with applicable law, except such failures as would not have, or would not reasonably be expected to have, a Material Adverse Effect.

Section 4.15  State Takeover Statutes.  The Company has taken all action necessary to exempt the Merger, this Agreement, and transaction contemplated hereby from the provisions of Article 13 of the TBCA and such action is effective. No other state takeover, “moratorium”, “fair price”, “affiliate transaction” or similar statute or regulation under any applicable Law is applicable to the Merger or any of the transactions contemplated by this Agreement.

Section 4.16  Opinion of Financial Advisors.  The Board of Directors of the Company has received an oral opinion of Goldman Sachs & Co. and the special advisory committee of the Board of Directors of the Company has received the oral opinion of Lazard, to the effect that, as of the date of each such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration as provided in Section 3.01(b) payable to each holder of outstanding shares of Company Common Stock (other than shares cancelled pursuant to Section 3.01(b) hereof, shares held by affiliates of the Company, Dissenting Shares and the Rollover Shares), in the aggregate, is fair to the holders of the Company Common Stock from a financial point of view. The Company shall deliver executed copies of the written opinions received from Goldman Sachs & Co. and Lazard to the Parents promptly upon receipt thereof.

Section 4.17  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than as provided in the letter of engagement by and between the Board of Directors of the Company and Goldman Sachs & Co. and the special advisory committee of the Board of Directors of the Company and Lazard provided to the Parents prior to the date hereof, which such letters have not been amended or supplemented.

Section 4.18  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to the Parents in connection with the transactions contemplated hereby. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Mergerco, either Parent or any other person resulting from the distribution to the Parents, or the Parents’ use of, any such information, including any information, documents, projections, forecasts of other material made available to the Parents in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Article IV.

Article V.

REPRESENTATIONS AND WARRANTIES OF THE PARENTS AND MERGERCO

Except as disclosed in the separate disclosure schedule which has been delivered by the Parents to the Company prior to the execution of this Agreement (the “Mergerco Disclosure Schedule”) (provided that any information set forth in one Section of the Mergerco Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other Section or subsection readily apparent), the Parents and Mergerco hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01  Organization and Qualification; Subsidiaries.  Each Parent is a limited liability company duly organized, validly existing in good standing under the laws of its jurisdiction of organization and has the requisite limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Parent is duly qualified or licensed as a foreign limited liability company to do business, and, if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. Mergerco is a corporation duly organized, validly existing in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such governmental approvals would not have, individually or in the aggregate, a Mergerco Material Adverse Effect. Mergerco is duly qualified or licensed as a foreign corporation to do business, and, if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

Section 5.02  Certificate of Incorporation, Bylaws, and Other Organizational Documents.  The Parents have made available to the Company a complete and correct copy of the certificate of incorporation, the bylaws (or equivalent organizational documents), and other operational documents, agreements or arrangements, each as amended to date, of Mergerco (collectively, the “Mergerco Organizational Documents”). The Mergerco Organizational Documents are in full force and effect. Neither Mergerco, nor to the knowledge of the Parents the other parties thereto, are in violation of any provision of the Mergerco Organizational Documents, as applicable, except as would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

Section 5.03  Authority Relative to Agreement.  The Parents and Mergerco have all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, including the Financing by the Parents. The execution and delivery of this Agreement by the Parents and Mergerco and the consummation of the Merger by them and the other transactions contemplated hereby, including the Financing by the Parents, have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco, and no other corporate proceedings on the part of the Parents or Mergerco are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, including the Financing by the Parents (other than, with respect to the Merger, the filing of the Articles of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by the Parents and Mergerco and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of the Parents and Mergerco, enforceable against the Parents and Mergerco in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.04  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Parents and Mergerco do not, and the performance of this Agreement by the Parents and Mergerco will not and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the certificates of formation or limited liability company agreements (or equivalent organizational documents) of the Parents or the certificate of incorporation or bylaws (or equivalent organizational documents) of Mergerco; (ii) assuming the consents, approvals and authorizations specified in Section 5.04(b) have been received and the waiting periods referred to therein have expired, and any condition to the effectiveness of such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Parents or Mergerco; or (iii) result in any breach of or constitute a default (with notice or lapse of time or both) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Parents or Mergerco pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which a Parent or Mergerco is a party or by which a Parent or Mergerco or any property or asset of a Parent or Mergerco is bound or affected, other than, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Parents and Mergerco does not, and the consummation by the Parents and Mergerco of the transactions contemplated by this Agreement, including the Financing, will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act, any applicable non-U.S. competition, antitrust or investment Laws, any filings, approvals or waivers of the FCC as may be required under the Communications Act and foreign communications, filing and recordation of appropriate merger documents as required by the Texas Acts, the DGCL and the rules of the NYSE, and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

Section 5.05  FCC Matters.  Section 5.05 of the Mergerco Disclosure Schedule sets forth each Attributable Interest. Subject to compliance with the Parents’ obligations under Section 6.05, (i) Mergerco is legally and financially qualified under the Communications Act to control the Company FCC Licenses; (ii) Mergerco is in compliance with Section 3.10(b) of the Communications Act and the FCC’s rules governing alien ownership; (iii) there are no facts or circumstances pertaining to Mergerco or any of its subsidiaries which, under the Communications Act would reasonably be expected to (x) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Mergerco, or (y) materially delay obtaining the FCC Consent, or cause the FCC to impose a condition or conditions that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company; and (iv) no waiver of, or exemption from, any provision of the Communications Act or the rules, regulations and policies of the FCC is necessary to obtain the FCC Consent.

Section 5.06  Absence of Litigation.  There is no claim, action, proceeding, or investigation pending or, to the knowledge of the Parents, threatened against any of the Parents or Mergerco or any of their respective properties or assets at law or in equity, and there are no Orders before any arbitrator or Governmental Authority, in each case, as would have, individually or in the aggregate, a Mergerco Material Adverse Effect.

Section 5.07  Available Funds.

(a) Section 5.07(a) of Mergerco Disclosure Schedule sets forth true, accurate and complete copies, as of the date hereof, of executed commitment letters from the parties listed in Section 5.07(a) of the Mergerco Disclosure Schedule dated as of the date hereof (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Section 5.07(a) of Mergerco Disclosure Schedule sets forth true, accurate and complete copies, as of the date hereof, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) pursuant to which the investors listed in Section 5.07(a) of the Mergerco Disclosure Schedule (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b) As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. As of the date hereof, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the

Parents and to Parents’ knowledge, the other parties thereto. Except as set forth in the Financing Commitments, there are no (i) conditions precedent to the respective obligations of the Investors to fund the full amount of the Equity Financing; (ii) conditions precedent to the respective obligations of the lenders specified in the Debt Commitment Letter to fund the full amount of the Debt Financing; or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing Commitments to which either Parent or any of their respective affiliates is a party that would permit the lenders specified in the Debt Commitment Letters or the Investors providing the Equity Commitment Letters to reduce the total amount of the Financing (other than retranching or reallocating the Debt Financing in a manner that does not reduce the aggregate amount of the debt financing), or that would materially affect the availability of the Debt Financing or the Equity Financing. As of the date hereof, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parents under any term or condition of the Financing Commitments, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article II hereof, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, the Parents have no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. The Parents have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Subject to the terms and conditions of this Agreement and as of the date hereof, assuming the funding of the Financing in accordance with the terms and conditions of the Financing Commitments, the aggregate proceeds from the Financing constitute all of the financing required to be provided by the Parents or Mergerco for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of the Parents’ and Mergerco’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Mergerco or the Company required in connection therewith).

(c) From and after the date hereof, Mergerco, the Parents, any Investor and their respective affiliates shall not enter into any discussions, negotiations, arrangements, understanding or agreements with respect to the Equity Financing with those persons identified on Section 5.07(c) of the Company Disclosure Schedule.

Section 5.08  Limited Guarantee.  Concurrently with the execution of this Agreement, the Parents have delivered to the Company the Limited Guarantee of each of the Investors, dated as of the date hereof, with respect to certain matters on the terms specified therein.

Section 5.09  Capitalization of Mergerco.  As of the date of this Agreement, the authorized capital stock of Mergerco (the “Mergerco Shares”) will be held by the persons listed on Section 5.09 of Mergerco Disclosure Schedule. On the Closing Date, the Mergerco Shares will be held by the persons listed on Section 5.09 of the Mergerco Disclosure Schedule and any other Investor who has committed to invest in the Equity Financing pursuant to the provisions of Section 6.13 (each such Investor, a “New Equity Investor” and each such New Equity Investor’s equity commitment letter, a “New Equity Commitment Letter”). Other than as set forth on Section 5.09 of the Mergerco Disclosure Schedule, no person who holds shares of record or beneficially has an Attributable Interest in Mergerco. Except as provided in the Equity Commitment Letters or the New Equity Commitment Letters, if any, there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Mergerco Shares or any capital stock equivalent or other nominal interest in Mergerco (the “Mergerco Equity Interests”), pursuant to which Mergerco is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Mergerco Equity Interests. Except as provided in the Equity Commitment Letters or New Equity Commitment Letters, if any, there are no contracts or commitments to which Mergerco is a party relating to the issuance, sale or transfer of any equity securities or other securities of Mergerco. Mergerco was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.10  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Mergerco with respect to which the Company or any subsidiary is or could become liable for payment in full or in part, except in the event that the Company becomes obligated with respect to the payment of Mergerco’s Expenses pursuant to the terms of Section 8.02(a).

Section 5.11  Information Supplied.  None of the information supplied or to be supplied by the Parents for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.12  Solvency.  As of the Effective Time, assuming (a) satisfaction of the conditions to the Parents’ and Mergerco’s obligation to consummate the Merger, (b) the accuracy of the representation and warranties of the Company set forth in Article IV hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Material Adverse Effect” qualification or exception), (c) any estimates, projections or forecasts have been prepared on good faith based upon reasonable assumptions, and (d) the Required Financial Information fairly presents the consolidated financial condition of the Company and its subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its subsidiaries for the periods covered thereby, then immediately after giving effect to all of the transactions contemplated by this Agreement, the Surviving Corporation will be solvent.

Section 5.13  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, none of Mergerco, the Parents, or any other person on behalf of Mergerco or the Parents makes any express or implied representation or warranty with respect to Mergerco or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. None of Mergerco, the Parents and any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information unless any such information is expressly included in a representation or warranty contained in this ARTICLE V.

Article VI.

COVENANTS AND AGREEMENTS

Section 6.01  Conduct of Business by the Company Pending the Merger.  The Company covenants and agrees that, between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, except (i) as may be required by Law; (ii) as may be agreed in writing by the Parents; (iii) as may be expressly permitted pursuant to, or required under, this Agreement; or (iv) as set forth in Section 6.01 of the Company Disclosure Schedule, the business of the Company and its subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice in all material respects; and the Company and its subsidiaries shall use commercially reasonable efforts to preserve substantially intact the Company’s business organization (except as otherwise contemplated by this Section 6.01) and retain the employment of the Senior Executives; provided, however, that no action by the Company or its subsidiaries with respect to matters specifically addressed by any provision of this Section 6.01 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision. Furthermore, the Company agrees with the Parents and Mergerco that, except as set forth in Section 6.01 of the Company Disclosure Schedule or as may be consented to in writing by the Parents, the Company shall not, and shall not permit any subsidiary to:

(a) amend or otherwise change the Articles of Incorporation or Bylaws of the Company or such equivalent organizational documents of any of the subsidiaries;

(b) except for transactions between the Company and its subsidiaries, or among the Company’s subsidiaries, or as otherwise permitted in Section 6.01 of this Agreement, issue, sell, pledge, dispose, encumber or grant any Equity Securities or Convertible Securities of the Company or its subsidiaries; provided, however, that (i) the Company may issue shares upon exercise of any Company Option or other Convertible Security outstanding as of the date hereof, other agreement existing as of the date hereof, or as may be granted after the date hereof in accordance with this Section 6.01, (ii) the Company may issue shares of

Company Common Stock pursuant to the Company ESPP in accordance with this Section 6.01 and (iii) any other agreement existing as of the date hereof;

(c) acquire, except in respect of any mergers, consolidations, business combinations among the Company and its subsidiaries or among the Company’s subsidiaries (including by merger, consolidation, or acquisition of stock or assets), any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments with a purchase price in excess of $150,000,000 in the aggregate; provided, that without the Parents’ consent, which such consent shall not be unreasonably withheld, the Company and its subsidiaries shall not acquire or make any investment (or agree to acquire or to make any investment) in any entity that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC; provided that it shall be deemed reasonable by the Parents to withhold consent for an acquisition or investment that would be reasonably likely to delay, impede or prevent receipt of the FCC Consent;

(d) adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any Equity Securities or Convertible Securities (other than the acquisition of Equity Securities or Convertible Securities originally issued pursuant to the terms of the Company Benefit Plan in connection with a cashless exercise or as contemplated by Section 6.01 hereof) tendered by employees or former employees;

(e) other than with respect to the payment by the Company of a regular quarterly dividend, as and when normally paid, not to exceed $0.1875 per share, declare, set aside for payment or pay any dividend payable in cash, property or stock on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect majority-owned subsidiary of the Company to its parent);

(f) create, incur or assume any indebtedness for borrowed money, issue any note, bond or other security or guarantee any indebtedness for any person (other than a subsidiary) except for indebtedness: (i) incurred under the Company’s or a subsidiary’s existing credit facilities or incurred to replace, renew, extend, refinance or refund any existing indebtedness in the ordinary course of business consistent with past practice, not in excess of the existing credit limits, provided that no syndication, placement or other marketing efforts in connection with the replacement, renewal, extension or refinancing of any existing indebtedness shall be conducted or be announced during the Marketing Period and during the period commencing twenty (20) business days immediately prior to the Marketing Period; (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement; (iii) as otherwise required in the ordinary course of business consistent with past practice; or (iv) other than as permitted pursuant to this Section 6.01, in an aggregate principal amount not to exceed $250,000,000; provided that, notwithstanding the foregoing, in no event shall: (x) the Company redeem, repurchase, prepay, defease, cancel or otherwise acquire any notes maturing on or after January 1, 2009; (y) the Company or any subsidiary create, incur or assume any indebtedness that can not be prepaid at any time without penalty or premium (other than customary LIBOR “breakage” costs); or (z) create, incur or assume any indebtedness that would interfere with, hinder or prevent the Parents from being able to consummate the Financing Commitments in effect as of the date hereof;

(g) make any material change to its methods of accounting in effect at December 31, 2005, except (i) as required by GAAP, Regulation S-X of the Exchange Act or as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization); (ii) as required by a change in applicable Law; or (iii) as disclosed in the Company SEC Documents filed prior to the date hereof;

(h) without the consent of the Parents, adopt or enter into a plan of restructuring, recapitalization or other reorganization (other than the Merger and other than transactions exclusively between the Company and its subsidiaries or between the Company’s subsidiaries, in which case, the Parents’ consent will not be unreasonably withheld or delayed);

(i) except for (i) transactions among the Company and its subsidiaries, (ii) as provided for in Section 6.01(i) of the Company Disclosure Schedule, and (iii) pursuant to contracts in force on the date of this Agreement and listed in Section 6.01(i) of the Company Disclosure Schedule, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any asset or any portion of its properties or assets with a sale price in excess of $50,000,000;

(j) except (a) as required by Law or the Treasury Regulations promulgated under the Code, or (b) as would not result in the incurrence of a material amount of additional taxes, or (c) as otherwise is in the ordinary course of business and in a manner consistent with past practice, (i) make any material change (or file any such change) in any method of Tax accounting or any annual Tax accounting period; (ii) make, change or rescind any material Tax election; (iii) participate in any settlement negotiations concerning United States federal income Taxes in respect of the 2003 or subsequent tax year without giving one representative designated by the Parents the opportunity to monitor such audit and providing monthly updates to the Parents in respect of any significant developments regarding such 2003 or subsequent tax years; (iv) settle or compromise any material Tax liability, audit claim or assessment; (v) surrender any right to claim for a material Tax refund; (vi) file any amended Tax Return involving a material amount of additional Taxes; (vii) enter into any closing agreement relating to material Taxes; or (viii) waive or extend the statute of limitations in respect of material Taxes other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;

(k) grant, confer or award Convertible Securities or other rights to acquire any of its or its subsidiaries’ capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any Company Option Plan (except as otherwise provided by the terms of any unexercisable options outstanding on the date hereof), except (i) as may be required under any bonus or incentive plans existing prior to the date hereof or entered into after the date hereof in accordance with this Section 6.01 and employment agreements executed prior to the date hereof or entered into after the date hereof in accordance with this Section 6.01; and (ii) for customary grants of Equity Securities and Convertible Securities made to employees at fair market value, as determined by the Board of Directors of the Company; provided that with respect to subsections (i) and (ii) hereof, the number of shares of Company Common Stock subject to such Equity Securities or Convertible Securities shall not exceed 0.25% of the outstanding shares of Company Common Stock as of the close of business on November 10, 2006;

(l) except as required pursuant to existing written agreements or existing Company Benefit Plans in effect as of the date hereof, or as permitted by this Section 6.01 or as disclosed in Section 6.01(l) of the Company Disclosure Schedule, or as otherwise required by Law, (i) increase the compensation or other benefits payable or to become payable to (x) current or former directors (including Lowry Mays, Mark Mays, and Randall Mays in their capacities as executive officers of the Company); (y) any other Senior Executives of the Company by an amount exceeding the amount set forth on Section 6.01(l) of the Company Disclosure Schedule, or (z) other employees except in the ordinary course of business consistent with past practices (ii) grant any severance or termination pay to, or enter into any severance agreement with any current or former director, executive officer or employee of the Company or any of its subsidiaries, except as are required in accordance with any Company Benefit Plan and in the case of employees other than the Senior Executives, other than in the ordinary course of business consistent with past practice, (iii) enter into any employment agreement with any director, executive officer or employee of the Company or any of its subsidiaries, except (A) employment agreements to the extent necessary to replace a departing executive officer or employee upon substantially similar terms, (B) employment agreements with on-air talent, (C) new employment agreements entered into in the ordinary course of business providing for compensation not in excess of $250,000 annually and with a term of no more than two (2) years, or (D) extension of employment agreements other than agreements with the Senior Executives in the ordinary course of business consistent with past practice (iv) adopt, approve, ratify, enter into or amend any collective bargaining agreement, side letter, memorandum of understanding or similar agreement with any labor union, except, in each case, as would not result in a material increase to the Company in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement or (v) adopt, amend or terminate any Company Benefit Plan (except as otherwise specifically provided in this Section 6.01(l) or as required by applicable law), retention, change in control, profit sharing, or severance plan or contract for the benefit of any of their current or former directors, officers, or employees or any of their beneficiaries, except for any amendment to comply with Section 409(A) of the Code;

(m) make any capital expenditure or expenditures which is in excess of $50,000,000 individually or $100,000,000 in the aggregate, except for any such capital expenditures in aggregate amounts consistent with past practice or as required pursuant to new contracts entered into in the ordinary course of business;

(n) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any person in excess of $25,000,000 in the aggregate for all such investments, loans or advances, other than an investment in, or loan or advance to a subsidiary; provided, however, that (other than travel and similar advances in the ordinary course of business) the Company shall not make any loans or advances to any Senior Executives;

(o) settle or compromise any material claim, suit, action, arbitration or other proceeding whether administrative, civil or criminal, in law or in equity, provided that the Company may settle or compromise any such claim that is not related to this Agreement or the transactions contemplated hereby that do not exceed $10,000,000 individually or $30,000,000, in the aggregate and do not impose any material restriction on the business or operations of the Company or its subsidiaries;

(p) except with respect to any Permitted Divestitures, without the Parents’ consent, which consent may not be unreasonably withheld, delayed or conditioned, enter into any LMA in respect of the programming of any radio or television broadcast station or contract for the acquisition or sale of any radio broadcast station, television broadcast station or daily newspaper (by merger, purchase or sale of stock or assets or otherwise) or of any equity or debt interest in any person that directly or indirectly has an attributable interest in any radio broadcast station, television broadcast station or daily newspaper; provided, that it shall be deemed reasonable for the Parents to withhold consent for any such LMA or acquisition that would be reasonably likely to delay, impede or prevent receipt of the FCC Consent;

(q) make any amendment or modification to, or give any consent or grant any waiver under, that certain Master Agreement, dated as of November 16, 2005, by and between the Company and Outdoor Holdings (the “Master Agreement”), to permit Outdoor Holdings to issue capital stock, option or other security, consolidate or merge with another person, declare or pay any dividend, sell or encumber any of its assets, amend, modify, cancel, forgive or assign any intercompany notes or amend, terminate or modify the Master Agreement or the Corporate Services Agreement between Clear Channel Management Services, L.P. and Outdoor Holdings, dated November 16, 2005;

(r) enter into any transaction, agreement, arrangement or understanding between (i) the Company or any of its subsidiaries, on the one hand, and (ii) any affiliate of the Company (other than its subsidiaries) on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K that involves more than $100,000, except for (a) in the ordinary course of business consistent with the practices disclosed in the SEC Documents; and (b) the grant of Equity Securities or Convertible Securities permitted by this Agreement under Company Option Plans and (c) compensatory payments as provided for in the Company’s bonus or incentive plans adopted by the Compensation Committee of the Board of Directors of the Company or the Board of Directors of the Company prior to the date hereof;

(s) adopt any takeover defenses or take any action to render any state takeover statutes inapplicable to any transaction other than the transactions contemplated by this Agreement; or

(t) authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.

Section 6.02  FCC Matters.  During the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, the Company shall, and shall cause each of its Material Subsidiaries to: (i) use reasonable best efforts to comply with all material requirements of the FCC applicable to the operation of the Company Stations; (ii) promptly deliver to the Parents copies of any material reports or applications filed with the FCC; (iii) promptly notify the Parents of any inquiry, investigation or proceeding initiated by the FCC relating to the Company Stations which, if determined adversely to the Company, would be reasonably likely to have, in the aggregate, a Material Adverse Effect on the Company; and (iv) not make or revoke any election with the FCC if such election or revocation would have, in the aggregate, a Material Adverse Effect on the Company.

Section 6.03  Proxy Statement.

(a) Covenants of the Company with Respect to the Proxy Statement.   Within thirty (30) days following the date of this Agreement, subject to Section 6.07 hereof, the Company shall prepare and shall cause to be filed with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger. The Company shall include, except to the extent provided in Section 6.07, the text of this Agreement and the recommendation of the Board of Directors of the Company that the Company’s shareholders approve and adopt this Agreement. The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement. The Company shall promptly notify the Parents upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with the Parents prior to responding to any such comments or request or filing any amendment or supplement to the Proxy Statement and shall provide the Parents with copies of all correspondence between the Company and its Representatives on the one hand and the SEC and its staff on the other hand. None of the information with respect to the Company or its subsidiaries to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b) Covenants of the Parents with Respect to the Proxy Statement.   None of the information with respect to the Parents, Mergerco or their respective subsidiaries specifically provided in writing by the Parents or any person authorized to act on their behalf for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Cooperation.   The Company and the Parents shall cooperate and consult with each other in preparation of the Proxy Statement. Without limiting the generality of the foregoing, the Parents will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing and mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and shall discuss with the other party and include in such document or response, comments reasonably and promptly proposed by the other party.

(d) Mailing of Proxy Statement; Amendments.   Within five (5) days after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting. If at any time prior to the Effective Time any event or circumstance relating to the Company, the Parents or Mergerco or any of the Company’s subsidiaries or the Parents’ or Mergerco’s subsidiaries, or their respective officers or directors, should be discovered by the Company or the Parents, respectively, which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, such party shall promptly inform the other. Each of the Parents and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading (determined in accordance with Rule 14a-9(a) of the Exchange Act). All documents that each of the Company and the Parents is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the NYSE.

Section 6.04  Shareholders’ Meeting . Unless this Agreement has been terminated pursuant to Section 8.01, the Company shall, promptly after the SEC indicates that it has no further comments on the Proxy Statement, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders within forty-five (45) days of the mailing of such Proxy Statement, for the purpose of voting upon the adoption of this Agreement and approval of the Merger (the “Shareholders’ Meeting”), and the Company shall hold the Shareholders’ Meeting. The Company shall recommend to its shareholders the adoption of this Agreement and approval of the Merger in the Proxy Statement and at the Shareholders’ Meeting (the “Company Recommendation”); provided, however, that the Company shall not be obligated to recommend to its shareholders the adoption of this Agreement or approval of the Merger at its Shareholders’ Meeting to the extent that the Board of Directors of the Company makes a Change of Recommendation pursuant to the provisions of Section 6.07.   Unless the Company makes a Change of Recommendation, the Company will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or the applicable Law to obtain such approvals. The Company shall keep the Parents updated with respect to proxy solicitation results as reasonably requested by the Parents.

Section 6.05  Appropriate Action; Consents; Filings.

(a) Subject to the terms of this Agreement, the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VII to be satisfied, including (i) in the case of the Parents, the obtaining of all necessary approvals under any applicable communication Laws required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, including any obligations of the Parents in accordance with Section 6.05(b); (ii) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement. Each of the parties hereto shall promptly (in no event later than fifteen (15) business days following the date that this Agreement is executed) make its respective filings, and thereafter make any other required submissions under the HSR Act and any applicable non-U.S. competition or antitrust Laws with respect to the transactions contemplated hereby. The Parents and the Company shall cooperate to prepare such applications as may be necessary for submission to the FCC in order to obtain the FCC Consent (the “FCC Applications”) and shall promptly (in no event later than thirty (30) business days following the date that this Agreement is executed) file such FCC Applications with the FCC. Said FCC Applications shall specify that Mergerco, or any person having an attributable ownership interest in Mergerco as defined for purposes of applying the FCC Media Ownership Rules (“Attributable Investor”), shall render non-attributable all interests in any assets or businesses which would conflict with the FCC Media Ownership Rules (including, without limitation, the equity debt plus rules) if such interests were held by Mergerco or any Attributable Investor following the Effective Time, including, without limitation, any such interest that Mergerco or any Attributable Investor is or may become obligated to acquire (the “Attributable Interest”). The Parents shall, and the Parents shall cause each Attributable Investor to, (i) render non-attributable under the FCC Media Ownership Rules each Attributable Interest, and (ii) not acquire or enter into any agreement to acquire any Attributable Interest, and not permit to exist any interest that conflicts with the FCC’s alien ownership rules. The action required by clause (i) above shall be completed not later than the Effective Time. The parties shall diligently take, or cooperate in the taking of, all necessary, desirable and proper actions, and provide any additional information, reasonably required or requested by the FCC. Each of the Parents and the Company will keep the other informed of any material communications (including any meeting, conference or telephonic call) and will provide the other copies of all correspondence between it (or its advisors) and the FCC and each of the Parents and the Company will permit the other to review any material communication relating to the FCC Applications to be given by it to the FCC. Each of the Parents and the Company shall notify the other in the event it becomes aware of any other facts, actions, communications or occurrences that might directly or indirectly affect the Parents’ or the Company’s intent or ability to effect prompt FCC approval of the FCC Applications. The Parents and the Company shall oppose any petitions to deny or other objections filed with respect to the FCC Applications and any requests for reconsideration or judicial review of the FCC Consent. Each of the Parents and the Company agrees not to, and shall not permit any of their respective subsidiaries to, take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the FCC Consent. The fees required by the FCC for the filing of the FCC Applications shall be borne one-half by the Parents (on behalf of Mergerco) and one-half by the Company

(b) The Parents agree to take promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any antitrust, competition or communications or broadcast Law (including the FCC Media Ownership Rules) that may be required by any U.S. federal, state or local or any applicable non-U.S. antitrust or competition Governmental Authority, or by the FCC or similar Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the Divestiture of such assets or businesses as are required to be divested in order to obtain the FCC Consent, or to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Section 6.05, if the FTC or the Antitrust Division of the United States Department of Justice has not granted the necessary approvals under the HSR Act of the date that is nine (9) months following the date hereof, then, if the respective antitrust counsel to the Company and the Parents, in consultation with each other and in the exercise of their professional judgment, jointly determine that a Divestiture (as defined below) is required to obtain the necessary approvals under the HSR Act, they shall provide written notice of such determination to the Parents and the Company (the “Divestiture Notice”). Upon receipt of the Divestiture Notice, the Parents shall promptly, and in any event within twelve (12) months, implement or cause to be implemented a Divestiture. For purposes of this Agreement, a “Divestiture” of any asset or business shall mean (i) any sale, transfer, separate holding, divestiture or other disposition, or any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full rights of ownership, of such asset; or (ii) the termination or amendment of any existing or contemplated Mergerco’s or Company’s governance structure or contemplated Mergerco’s or Company’s contractual or governance rights. Further, and for the avoidance of doubt, the Parents will take any and all actions necessary in order to ensure that (x) no requirement for any non-action, consent or approval of the FTC, the Antitrust Division of the United States Department of Justice, any authority enforcing applicable antitrust, competition, communications Laws, any State Attorney General or other governmental authority, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition Law or any communications Law, would preclude consummation of the Merger by the Termination Date.

(c) Each of the Parents and the Company shall give (or shall cause its respective subsidiaries to give) any notices to third parties, and the Parents and the Company shall use, and cause each of its subsidiaries to use, its reasonable best efforts to obtain any third party consents not covered by paragraphs (a) and (b) above, necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement.

(d) In order to avoid disruption or delay in the processing of the FCC Applications, the Parents and the Company agree, as part of the FCC Applications, to request that the FCC apply its policy permitting license assignments and transfers in transactions involving multiple markets to proceed, notwithstanding the pendency of one or more license renewal applications. The Parents and the Company agree to make such representations and undertakings as necessary or appropriate to invoke such policy, including undertakings to assume the position of applicant with respect to any pending license renewal applications, and to assume the risks relating to such applications. The Parents and the Company acknowledge that license renewal applications (each, a “Renewal Application”) may be pending before the FCC with respect to the Company Stations (each, a “Renewal Station”). To the extent reasonably necessary to expedite grant of a Renewal Application, and thereby facilitate grant of the FCC Applications, the Parents and the Company shall enter into tolling agreements with the FCC with respect to the relevant Renewal Application as necessary or appropriate to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Renewal Station in connection with any pending complaints, investigations, letters of inquiry, or other proceedings, including, but not limited to, complaints that such Renewal Station aired programming that contained obscene, indecent or profane material (a “Tolling Agreement”). The Parents and the Company shall consult in good faith with each other prior to entering into any such Tolling Agreement. Section 6.05(d) of the Company Disclosure Schedule sets forth all main radio and television stations owned by the Company with Renewal Applications pending as of the date of this Agreement.

Section 6.06  Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, except as otherwise prohibited by applicable Law or the terms of any contract entered into prior to the date hereof or as would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege (it being understood that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that does not result in such violation, loss or impairment), the Company shall and shall cause each of its subsidiaries to (i) provide to the Parents (and their respective officers, directors, employees, accountants, consultants, legal counsel, permitted financing sources, agents and other representatives (collectively, the “Representatives”)) reasonable access during normal business hours to the Company’s and Material Subsidiaries’ officers, employees, offices and other facilities, properties, books, contracts and records and other information as the Parents may reasonably request regarding the business, assets, liabilities, employees and other aspects of the Company and its subsidiaries; (ii) permit the Parents to make copies and inspections thereof as the Parents may reasonably request; and (iii) furnish promptly to the Parents such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its subsidiaries as the Parents or their respective Representatives may reasonably request. In addition, during such period, the Company shall provide the Parents and their respective Representatives copies of the unaudited monthly consolidated balance sheet of the Company for the month then ended and related statements of earnings, and cash flows in the form and promptly following such time as they are provided or made available to the Senior Executives.

(b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreements.

Section 6.07  No Solicitation of Competing Proposal.

(a) Notwithstanding any other provision of this Agreement to the contrary, commencing on the date of this Agreement and continuing until 11:59 p.m., Eastern Standard Time, on December 7, 2006 (the “No-Shop Period Start Date”), the Company and its subsidiaries and their respective Representatives shall have the right to directly or indirectly (i) initiate, solicit and encourage Competing Proposals from third parties, including by way of providing access to non-public information to such third parties in connection therewith; provided, that the Company shall enter into confidentiality agreements with any such third parties and shall promptly provide to the Parents any material non-public information concerning the Company or its subsidiaries that is provided to any such third party which has not been previously provided to the Parents; and (ii) participate in discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Competing Proposal. On the No-Shop Period Start Date, the Company shall advise the Parents orally and in writing of the number and identities of the parties making a bona fide written Competing Proposal that the Board of Directors of the Company or any committee thereof believes in good faith after consultation with the Company’s outside legal and financial advisor of nationally recognized reputation, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (any such proposal, an “Excluded Competing Proposal”) and provide to the Parents (within two (2) calendar days) written notice which notice shall specify the material terms and conditions of any such Excluded Competing Proposal (including the identity of the party making such Excluded Competing Proposal).

(b) Except as may relate to any person from whom the Company has received, after the date hereof and prior to the No-Shop Period Start Date, an Excluded Competing Proposal, commencing on the No-Shop-Period Start Date (and with respect to any persons from whom the Company has received, after the date hereof and prior to the No-Shop Period Start Date, an Excluded Competing Proposal commencing on January 5, 2007) the Company shall, and the Company shall cause its subsidiaries and Representatives (including financial advisors) to, (i) immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Company, its subsidiaries or any Representatives with respect to any actual or potential Competing Proposal, and (ii) with respect to parties with whom discussions or negotiations have been terminated on, prior to or subsequent to the date hereof, the Company shall use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, and confidential information previously furnished by the Company, its subsidiaries or its Representatives. From and after the No-Shop Period Start Date until and with respect to any Excluded Competing Proposal from and after January 5, 2007) the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, and except as otherwise specifically provided for in this Section 6.07, the Company agrees that neither it nor any subsidiary shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) initiate, solicit, or knowingly facilitate or encourage the submission of any inquiries proposals or offers with respect to a Competing Proposal (including by way of furnishing information); (ii) participate in any negotiations regarding, or furnish to any person any information in connection with, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; or (vi) otherwise cooperate with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than the Parents or their representatives) with respect to, or which would reasonably be expected to result in, a Competing Proposal; or (vii) exempt any person from the restrictions contained in any state takeover or similar laws or otherwise cause such restrictions not to apply to any person or to any Competing Proposal.

(c) Notwithstanding the limitations set forth in Section 6.07(b), from the date hereof and prior to the receipt of Requisite Shareholder Approval, if the Company receives any written Competing Proposal which the Board of Directors of the Company believes in good faith to be bona fide and did not result from a breach of Section 6.07(b), (i) which the Board of Directors of the Company determines, after consultation with outside counsel and financial advisors, constitutes a Superior Proposal; or (ii) which the Board of Directors of the Company determines in good faith after consultation with the Company’s outside legal and financial advisors could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal, the Company may, subject to compliance with Section 6.07(h), take the following actions: (x) furnish information to the third party making such Competing Proposal, provided the Company receives from the third party an executed confidentiality agreement (the terms of which are substantially similar to, and no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreements) and (y) engage in discussions or negotiations with the third party with respect to the Competing Proposal; provided, however, that the Company shall promptly provide the Parents any non-public information concerning the Company or any of its subsidiaries that is provided to the third party making such Competing Proposal or its Representatives which was not previously provided to the Parents.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i) change, qualify, withdraw or modify in any manner adverse to the Parents or Mergerco, or publicly propose to change, qualify, withdraw or modify in a manner adverse to the Parents or Mergerco, the Company Recommendation or the approval or declaration of advisability by such Board of Directors of the Company, or any Committee thereof, of this Agreement and the transactions contemplated hereby, including the Merger or (ii) take any other action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or otherwise take any action inconsistent with the Company Recommendation (a “Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Requisite Shareholder Approval, the Company receives a Competing Proposal which the Board of Directors of the Company concludes in good faith, after consulting with outside counsel and financial advisors, constitutes a Superior Proposal, the Board of Directors of the Company may (x) effect a Change of Recommendation and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors of the Company determines in good faith, after consultation with outside counsel and its financial advisor, that failure to take such action could reasonably be expected to violate its fiduciary duties under applicable Law; provided, however that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Company pays the Company Termination Fee payable pursuant to Section 8.02(a); and provided, further, that the Board of Directors of the Company may not effect a Change of Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) in response to a Superior Proposal unless (i) the Company shall have provided prior written notice to the Parents, at least five (5) business days in advance (the “Notice Period”), of its intention to effect a Change of Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents and (ii) the Board of Directors of the Company shall have determined in good faith, after consultation with outside counsel, that the failure to make a Change of Recommendation in connection with the Superior Proposal could be reasonably likely to violate the Company’s Board of Directors’ fiduciary duties under applicable Law, and (iii) the Company shall have promptly notified the Parents in writing of the determinations described in clause (ii) above, and (iv) following the expiration of the Notice Period, and taking into account any revised proposal made by the Parents since commencement of the Notice Period, the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel, that such Superior Proposal remains a Superior Proposal; provided, however, that during such Notice Period the Company shall in good faith negotiate with the Parents, to the extent the Parents wish to negotiate, to enable the Parents to make such proposed changes to the terms of this Agreement, provided, further, that in the event of any material change to the material terms of such Superior Proposal, the Board of Directors of the Company shall, in each case deliver to the Parents an additional notice, and the Notice Period shall recommence; (v) the Company is in compliance, in all material respects, with Section 6.07, and (vi) with respect to a termination of this Agreement pursuant to the foregoing clause (y), the Company concurrently pays the Company Termination Fee pursuant to Section 8.02(a).

(f) The Company promptly (and in any event within two (2) calendar days) shall advise the Parents orally and in writing of any Competing Proposal or any inquiry, proposal or offer, request for information or request for discussions or negotiations with respect to or that would reasonably be expected to lead to any Competing Proposal, the identity of the person making any such Competing Proposal, or inquiry, proposal, offer or request and shall provide the Parents with a copy (if in writing) and summary of the material terms of any such Competing Proposal or such inquiry, proposal or request. The Company shall keep the Parents informed of the status (including any change to the terms thereof) of any such Competing Proposal or inquiry, proposal or request. The Company agrees that it shall not and shall cause the Company’s subsidiaries not to enter into any confidentiality agreement or other agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing such information to the Parents. The Company agrees that neither it nor any of its subsidiaries shall terminate, waive, amend or modify any provision or any existing standstill or confidentiality agreement to which it or any of its subsidiaries is a party and that it and its subsidiaries shall enforce the provisions of any such agreement, unless failure by the Board of Directors of the Company to take such action could reasonably be expected to violate its fiduciary duties under applicable Law.

(g) Nothing contained in this Agreement shall prohibit the Company or the Board of Directors of the Company from (i) disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; or (ii) making any disclosure to its shareholders if the Board of Directors of the Company has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable state or federal securities Law; provided any such disclosure

(other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change of Recommendation unless the Board of Directors of the Company publicly reaffirms at least two (2) business days after a request by the Parents to do so its recommendation in favor of the adoption of this Agreement.

(h) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer (including any proposal from or to the Company’s shareholders from any person or “group” (as defined in Section 13(d) of the Exchange Act) other than the Parents, Mergerco and their respective subsidiaries relating to: (i) any direct or indirect acquisition or purchase, in any single transaction or series of related transactions, by any such person or group acting in concert, of 15% or more of the fair market value of the assets, issued and outstanding Company Common Stock or other ownership interests of the Company and its consolidated subsidiaries, taken as a whole, or to which 15% or more of the Company’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable; (ii) any tender offer or exchange offer (including through the filing with the SEC of a Schedule TO), as defined pursuant to the Exchange Act, that if consummated, would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of the Company Common Stock; or (iii) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving the Company as a result of which any person or group acting in concert would acquire assets, securities or businesses described in clause (i) above.

(i) As used in this agreement, “Superior Proposal” shall mean any bona fide written offer or proposal made by a third party (including any shareholder of the Company) to acquire (when combined with such party’s ownership of securities of the Company held immediately prior to such offer or proposal) greater than 50% of the issued and outstanding Company Common Stock or all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, an issuance of securities by the Company, a sale of all or substantially all the Company’s assets or otherwise, on terms which are not subject to a financing contingency and which the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors and consideration of all terms and conditions of such offer or proposal (including the conditionality and the timing and likelihood of consummation of such proposal), is on terms that are more favorable to the holders of the Company Common Stock from a financial point of view than the terms set forth in this Agreement or the terms of any other proposal made by the Parents after the Parents’ receipt of a notification of such Superior Proposal, taking into account at the time of determination, among any other factors, any changes to the terms of this Agreement that as of that time had been proposed by the Parents in writing and the conditionality and likelihood of consummation of the Superior Proposal.

Section 6.08  Directors’ and Officers’ Indemnification and Insurance.

(a) Mergerco agrees that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be, of the Company or its subsidiaries as provided in their respective Articles of Incorporation or Bylaws (or comparable organization documents) or in any agreement shall survive the Merger and shall continue in full force and effect. From and after the Effective Time, Mergerco and the Surviving Corporation shall (and Mergerco shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (i) the Articles of Incorporation or Bylaws (or equivalent organizational documents) of the Company or any of its subsidiaries or affiliates as in effect on the date of this Agreement; and (ii) any indemnification agreements of the Company or its subsidiaries or other applicable contract as in effect on the date of this Agreement.

(b) Without limiting the provisions of Section 6.08(a), during the period ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director or officer of the Company or of any other entity if such service was at the request or for the benefit of the Company or any of its subsidiaries; or (B) the Merger, the Merger Agreement and any transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.08(b) or elsewhere in this Agreement, neither Mergerco nor the Surviving Corporation shall (and Mergerco shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.08(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation. The Surviving Corporation shall be entitled, but not obligated to, participate in the defense and settlement of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement agreed to or effected without the Surviving Corporation’s written consent (which consent shall not be unreasonably withheld or delayed) upon reasonable prior notice and an opportunity to participate in the discussions concerning such settlement; and provided, further, that the Surviving Corporation shall not be obligated pursuant to this Section 6.08(b) to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnitees of the Surviving Corporation) for all Indemnitees of the Surviving Corporation in any jurisdiction with respect to any single action except to the extent that two or more of such Indemnitees of the Surviving Corporation shall have an actual material conflict of interest in such action.

(c) At the Company’s election in consultation with the Parents, (i) the Company shall obtain prior to the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope no less favorable than the existing policy of the Company for claims arising from facts or events that occurred on or prior to the Effective Time at a cost that does not exceed 300% of the annual premium currently paid by the Company for D&O Insurance (as defined below); or (ii) if the Company shall not have obtained such tail policy, the Parents will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable, taken as a whole, than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided, however, that the Parents and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Parents or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.08 applies shall be third party beneficiaries of this Section 6.08.   The provisions of this Section 6.08 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives.

(e) Notwithstanding anything contained in Section 9.01 or Section 9.06 hereof to the contrary, this Section 6.08 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Mergerco, the Surviving Corporation and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 6.08.

Section 6.09  Notification of Certain Matters.  The Company shall give prompt notice to the Parents, and the Parents shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Merger or the transactions contemplated hereby, or from any person alleging that the consent of such person is or may be required in connection with the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Mergerco; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby.

Section 6.10  Public Announcements.  Except with respect to any action taken pursuant to, and in accordance with, Section 6.07 or Article VIII, so long as this Agreement is in effect, the Parents and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transaction contemplated hereby, and shall not issue any such press release or make any such public statement without the prior consent of the other (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or any listing agreement with the NYSE to which the Company is a party.

Section 6.11  Employee Matters.

(a) During the one (1) year period commencing at the Effective Time, the Parents shall provide or shall cause the Surviving Corporation to provide to employees of the Company and any of its subsidiaries other than those Senior Executives who have existing employment agreements or other employees that enter into new employment arrangements with the Parents or the Surviving Corporation in connection with the consummation of the Merger (“Company Employees”) the same base salary or wages, as applicable, and bonus and employee benefits that are in the aggregate, no less favorable than the base salary or wages, as applicable, any bonus opportunities and employee benefits (excluding stock purchase plans and other equity based plans) being provided to Company Employees immediately prior to the Effective Time under the Company Benefit Plans.

(b) Without limiting Section 6.11(a) hereof, during the one (1) year period commencing at the Effective Time, the Parents shall provide or shall cause the Surviving Corporation to provide to each Company Employee who experiences a termination of employment, severance benefits that are no less than the severance benefits, if any, to which such Company Employee would be entitled under the severance policy set forth on Section 6.11(b) of the Company Disclosure Schedule. During the period specified above, severance benefits to Company Employees shall be determined without taking into account any reduction after the Effective Time in the base salary or hourly wage rate paid to Company Employees and used to determine severance benefits.

(c) For purposes of eligibility and vesting under the Employee Benefit Plans of the Parents, the Company, the Company subsidiaries and their respective affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company subsidiaries and their respective affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan, provided, however, that no such crediting shall result in the duplication of benefits under any Company Benefit Plan. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, the Parents shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the same extent as under the applicable Company Benefit Plan, and the Parents shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents under an Company Benefit Plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Following the Effective Time, the Parents shall cause the Surviving Corporation and its subsidiaries to honor all collective bargaining agreements by which the Company or any of its subsidiaries is bound in accordance with their terms.

(e) Nothing herein expressed or implied shall (i) confer upon any of the Company Employees any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever under or by reason of the Agreement or (ii) subject to the provisions of Section 6.11(a) above, obligate the Parents, the Surviving Corporation or any of their respective subsidiaries to maintain any particular Company Benefit Plan or grant or issue any equity-based awards or limit the ability of the Parents to amend or terminate any of such Company Benefit Plans to the extent permitted thereunder in accordance with their terms. None of the provisions of this Agreement are intended to constitute an amendment to any Company Benefit Plan and no Company Employee shall have the right to enforce or compel the enforcement of any provisions of this Section 6.11 or this Agreement.

Section 6.12  Conduct of Business by the Parents Pending the Merger.  The Parents covenant and agree with the Company that between the date hereof and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, the Parents, except as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) shall not amend or otherwise change any of the Mergerco Organizational Documents that would be likely to prevent or materially delay the consummation of the transactions contemplated hereby;

(b) shall not acquire or make any investment in any corporation, partnership, limited liability company, other business organization or any division thereof that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC if such acquisition or investment would delay, impede or prevent receipt of the FCC Consent; and

(c) take any action that would be reasonably likely to cause a material delay in the satisfaction of the conditions contained in Section 7.01 or Section 7.03 or the consummation of the Merger.

Section 6.13  Financing.

(a) The Parents shall use their reasonable best efforts to (i) arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, (ii) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (iii) satisfy on a timely basis all conditions applicable to the Parents or Mergerco in such definitive agreements that are within their control, (iv) consummate the Financing no later than the Closing, and (v) enforce their rights under the Financing Commitments. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) the Parents shall promptly notify the Company, and (B) the Parents shall use their reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as whole, that are no more adverse to the Company, as promptly as practicable following the occurrence of such event but in no event later than the last day of the Marketing Period, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to this Section 6.13(a) being referred to as the “Financing Agreements”). For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing, structured as a high yield financing, has not been consummated; and (y) all conditions set forth in Article VII hereof have been satisfied or waived (other than conditions set forth in Section 7.02(c) and Section 7.03(d)) and (z) the bridge facilities contemplated by the Financing Commitments are available on terms and conditions described in the Financing Commitments, then the Parents shall agree to use the bridge facility contemplated by the Debt Commitment Letters, if necessary, to replace such high yield financing no later than the last date of the Marketing Period. In furtherance of the provisions of this Section 6.13(a), one or more Debt Commitment Letters may be amended, restated, supplemented or otherwise modified or superseded to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letters as of the date hereof, to increase the amount of indebtedness or otherwise replace one or more facilities with one or more new facilities or modify one or more facilities to replace or otherwise modify the Debt Commitment Letters, or otherwise in manner not less beneficial in the aggregate to Mergerco and the Parents (as determined in the reasonable judgment of the Parents) (the “New Debt Financing Commitments”), provided that the New Debt Financing Commitments shall not (i) adversely amend the conditions to the Debt Financing set forth in the Debt Commitment Letters, in any material respect, (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of available Debt Financing (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable in any material respect to Mergerco than the terms set forth in the Equity Commitment Letters or one or more new debt facilities pursuant to the new debt facilities pursuant to the New Debt Financing Commitments.) Upon and from and after each such event, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letters that are not so superseded at the time in question and the New Debt Financing Commitments to the extent then in effect. For purposes of this Agreement, “Marketing Period” shall mean the first period of twenty-five (25) consecutive business days throughout which (A) the Parents shall have the Required Financial Information that the Company is required to provide the Parents pursuant to Section 6.13(b), and (B) the conditions set forth in Section 7.01 or Section 7.02 (other than Section 7.02(c)) shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.02 (other than Section 7.02(c)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty-five (25) consecutive business day period; provided, however, that if the Marketing Period has not ended on or prior to August 17, 2007, the Marketing Period shall commence no earlier than September 4, 2007 or if the Marketing Period has not ended on or prior to December 14, 2007, the Marketing Period shall commence no earlier than January 7, 2008. The Parents shall (x) furnish complete and correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any material breach by any party of any of the Financing Commitments, any New Debt Financing Commitment or the Financing Arrangements of which the Parents become aware or any termination thereof, and (z) otherwise keep the Company reasonably informed of the status of the Parents’ efforts to arrange the Financing (or any replacement thereof).

(b) The Company shall, and shall cause its subsidiaries, and their respective officers, employees, consultants and advisors, including legal and accounting of the Company and its subsidiaries at the Parents’ sole expense, to cooperate in connection with the arrangement of the Financing as may be reasonably requested in advance written notice to the Company provided by the Parents (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or otherwise impair, in any material respect, the ability of any officer or executive of the Company or Outdoor Holdings to carry out their duties to the Company and to Outdoor Holdings, respectively). Such cooperation by the Company shall include, at the reasonable request of the Parents, (i) agreeing to enter into such agreements, and to execute and deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), including certificates of the chief financial officer of the Company or any subsidiary with respect to solvency matters and as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time; (ii) (x) preparing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Financing Commitments, all as may be reasonably requested by the Parents and (y) delivery of audited consolidated financial statements of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2006 and December 31, 2007, as appropriate (together with the materials in clause (x), the “Required Financial Information”), which Required Financial Information shall be Compliant; (iii) making the Company’s Representatives available to assist in the Financing, including participation in a reasonable number of meetings, presentations (including management presentations), road shows, drafting sessions, due diligence sessions and sessions with rating agencies, including one or more meetings with prospective lenders, and assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the Financing; (iv) reasonably cooperating with the marketing efforts of the Debt Financing; (v) ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries (vi) using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance as requested by the Parents along with such assistance and cooperation from such independent accountants and other professional advisors as reasonably requested by the Parents; (vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Debt Financing to (A) evaluate the Company’s current assets ,cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time; and (viii) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including obtaining any rating agencies’ confirmations or approvals for the Financing. The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Financing. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time. The Parents shall, promptly upon request by the Company following the valid termination of this Agreement (other than in accordance with Section 8.01(i), reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its subsidiaries in connection with such cooperation. The Parents shall indemnify and hold harmless the Company and its subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). As used in this Section 6.13(b), “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and it subsidiaries necessary in order to make such Required Financial Information not misleading and is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing contemplated by the Debt Commitment Letters.

Section 6.14  Actions with Respect to Existing Debt.

(a) As soon as reasonably practicable after the receipt of any written request by the Parents to do so, the Company shall commence, and shall cause the issuer under the Subsidiary Indenture (the “Subsidiary Issuer”) to commence, offers to purchase with respect to all of the outstanding aggregate principal amount of those series of the debt securities issued under the applicable indenture listed on Section 6.14 of the Mergerco Disclosure Schedule (the “Short-Dated Notes” ), on such terms and conditions, including pricing terms, that are proposed, from time to time, by the Parents (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers” ) and the Parents shall assist the Company in connection therewith. As part of any Debt Tender Offer, the Company shall, and shall cause the Subsidiary Issuer to, solicit the consent of the holders of each series of the Short-Dated Notes to amend, eliminate or waive certain sections (as specified by the Parents) of the applicable Indenture. The Debt Tender Offer shall be made pursuant to an Offer to Purchase and Consent Solicitation Statement prepared by the Company in connection with the Debt Tender Offer in form and substance reasonably satisfactory to the Parents and the Company. Notwithstanding the foregoing, the closing of the Debt Tender Offers (and to make any payments for the Note Consents) shall be conditioned on the occurrence of the Closing, and the parties shall use their reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. The Company shall provide, and shall cause its subsidiaries to, and shall cause the Subsidiary Issuer and its subsidiaries to provide, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation requested by the Parents in connection with the Debt Tender Offers.

(b) Upon the request of the Parents pursuant to this Section 6.14, the Company shall prepare, as promptly as practicable, the offer to purchase, together with any required related letters of transmittal and similar ancillary agreements (such documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Debt Tender Offer Documents”), relating to the Debt Tender Offer and shall use its reasonable best efforts to cause to be disseminated to the record holders of the Short-Dated Notes, and to the extent known by the Company, the beneficial owners of the Short-Dated Notes, the Debt Tender Offer Documents; provided, however, that prior to the dissemination thereof, the Company shall provide copies thereof to the Parents not less than ten (10) business days in advance of any such dissemination (or such shorter period of time as is reasonably practicable in light of when the Parents request that the Company commence the Debt Tender Offer) and shall consult with the Parents with respect to the Debt Tender Offer Documents and shall include in such Debt Tender Offer Documents all comments reasonably proposed by the Parents and reasonably acceptable to the Company. If at any time prior to the acceptance of Short-Dated Notes pursuant to the Debt Tender Offer any event should occur that is required by applicable Law to be set forth in an amendment of, or a supplement to, the Debt Tender Offer Documents, the Company shall use reasonable best efforts to prepare and disseminate such amendment or supplement; provided, however, that prior to such dissemination, the Company shall provide copies thereof to the Parents not less than two (2) business days (or such shorter period of time as is reasonably necessary in light of the circumstances) in advance of any such dissemination and shall consult with the Parents with respect to such amendment or supplement and shall include in such amendment or supplement all comments reasonably proposed by the Parents. The Company shall comply with the requirements of Rule 14e-1 promulgated under the Exchange Act, the Trust Indenture Act of 1939, as amended (the “TIA”), and any other applicable Law in connection with the Debt Tender Offer. Promptly following the expiration of the consent solicitation, assuming the requisite consent from the holders of the Short-Dated Notes (including from persons holding proxies from such holders) have been received, the Company shall and shall cause the Subsidiary Issuer to, cause appropriate supplemental indentures (the “Supplemental Indentures”) to become effective providing for the amendments of the applicable Indenture contemplated in the Debt Tender Offer Documents; provided, however, that notwithstanding the fact that the Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until all conditions to the Debt Tender Offer have been satisfied or (subject to approval by the Parents) waived by the Company in accordance with the terms hereof. The form and substance of the Supplemental Indentures shall be reasonably satisfactory to the Parents and the Company.

(c) The Company shall waive any of the conditions to the Debt Tender Offer as may be reasonably requested by the Parents (other than the conditions that the Debt Tender Offer is conditioned on the Merger as provided in clause (i) above), so long as such waivers would not cause the Notes Tender Offer to violate the Exchange Act, the TIA, or any other applicable Law, and shall not, without the prior written consent of the Parents, waive any condition to the Debt Tender Offer or make any change, amendment or modification to the terms and conditions of the Debt Tender Offer (including any extension thereof) other than as agreed between the Parents and the Company or as required in the reasonable judgment of the Company to comply with applicable Law.

(d) With respect to any series of Short-Dated Notes, if requested by the Parents in writing, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the Indenture and the Debt Securities (as defined in the Indenture) for such Short-Dated Notes, (A) issue not less than thirty (30) days and not more than sixty (60) days prior to the Effective Time a notice of optional redemption for all of the outstanding aggregate principal amount of Short-Dated Notes of such series, as applicable, pursuant to Article Eleven of the Company Indenture and Article 3 of the Subsidiary Indenture and the other provisions of such Indentures applicable thereto or (B) take any actions reasonably requested by the Parents to facilitate the satisfaction and/or discharge of such series pursuant to Article Four of the Company Indenture and Article 8 of the Subsidiary Indenture and the other provisions of such Indentures applicable thereto and shall redeem or satisfy and/or discharge, as applicable, such series in accordance with the terms of the Indenture at the Effective Time; provided that prior to the Company being required to take any of the actions described in clause (A) or (B) above that cannot be conditioned upon the occurrence of the Closing, the Parents shall have, or shall have caused to be, deposited with the trustee under the Indenture sufficient funds to effect such redemption or satisfaction and discharge, which funds shall be returned to the Parents if the Agreement is terminated.

(e) If this Agreement is terminated pursuant to Section 8.01(e) prior to the consummation of the Merger, the Parents shall reimburse the Company for its reasonable out-of-pocket fees and expenses incurred pursuant to, and in accordance with, this Section 6.14. If the Effective Time does not occur, the Parents shall indemnify and hold harmless the Company, its subsidiaries and their respective officers and directors and each person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act from and against any and all damages suffered or incurred by them in connection with any actions taken pursuant to this Section 6.14; provided, however, that the Parents shall not have any obligation to indemnify and hold harmless any such party or person to the extent any such damages suffered or incurred arose from disclosure regarding the Company that is determined to have contained a material misstatement or omission or due to the gross or negligent misconduct of the Company.

Section 6.15  Section 16(b).  The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 of the Exchange Act.

Section 6.16  Resignations.  The Company shall prepare and deliver to the Parents at or prior to the Closing (i) evidence reasonably satisfactory to the Parents, as specified by the Parents reasonably in advance of the Closing, the resignation of any directors of the Company’s wholly owned subsidiaries effective at the Effective Time and (ii) all documents and filings, completed and executed by the appropriate directors of the Company and its wholly owned subsidiaries, that are necessary to record the resignations contemplated by the preceding clause (i).

Section 6.17  Certain Actions and Proceedings.  Except as otherwise provided in Section 6.05, until this Agreement is terminated in accordance with Section 8.01 or otherwise, the Company shall consult with the Parents with respect to and the Parents shall be entitled to participate in, the defense of any action, suit or proceeding instituted against the Company (or any of its directors or officers) before any court of a Governmental Authority or threatened by any Governmental Authority or any third party, including a Company stockholder, to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions. The Company shall not enter into any agreement arrangement or understanding that limits, modifies or in any way contradicts the provisions of this Section 6.17.

Article VII.

CONDITIONS TO THE MERGER

Section 7.01  Conditions to the Obligations of Each Party.  The respective obligations of the parties hereto to consummate the Merger are subject to the satisfaction or (waiver in writing if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) the Requisite Shareholder Approval shall have been obtained in accordance with the Texas Acts, the rules and regulations of the NYSE;

(b) any applicable waiting period under the HSR Act and any applicable Foreign Antitrust Laws relating to the consummation of the Merger shall have expired or been terminated;

(c) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger; and

(d) the FCC Consent shall have been obtained.

Section 7.02  Conditions to the Obligations of the Parents and Mergerco.  The obligations of the Parents and Mergerco to consummate the Merger are subject to the satisfaction (or waiver in writing if permissible under applicable Law) on or prior to the Closing Date by the Parents of the following further conditions:

(a) the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Material Adverse Effect on the Company,” “material,” “in all material respects” or like words, except in the case of Section 4.08) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Material Adverse Effect on the Company,” “material,” “in all material respects” or like words, except in the case of Section 4.08) would not, individually or in the aggregate, have a Material Adverse Effect on the Company. In addition, the representations and warranties set forth in Section 4.03(a) and Section 4.03(b) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate) and the representations and warranties set forth in Section 4.04(a) and Section 4.04(b) shall be true and correct in all material respects as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date in which case such representations and warranties will be true and correct as of such earlier date);

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time;

(c) the Company shall have delivered to the Parents a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied; and

(d) since the date of this Agreement, there shall not have been any Material Adverse Effect on the Company.

Section 7.03  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (or waiver in writing if permissible under applicable Law) by the Company of the following further conditions:

(a) each of the representations and warranties of the Parents and Mergerco contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Mergerco Material Adverse Effect,” “material,” “in all material respects” or like words) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Mergerco Material Adverse Effect,” “material,” “in all material respects” or like words) would not, individually or in the aggregate, have a Mergerco Material Adverse Effect;

(b) The Parents and Mergerco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time;

(c) The Parents shall have delivered to the Company a solvency certificate substantially similar in form and substance as the solvency certificate to be delivered to the lenders pursuant to the Debt Commitment Letters or any agreements entered into in connection with the Debt Financing; and

(d) The Parents shall have delivered to the Company a certificate, dated the Effective Time and signed by their respective chief executive officers or another senior officer on their behalf, certifying to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

Article VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.01  Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company, as follows:

(a) by mutual written consent of each of the Parents and the Company;

(b) by either the Parents or the Company, if (i) the Effective Time shall not have occurred on or before 5:00 p.m., New York City Time, on the date that is twelve (12) months from the FCC Filing Date (such date, as may be extended in accordance with this Section 8.01(b), being the “Termination Date”); and (ii) the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date; provided, that, if, as of the Termination Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the

Closing) other than the condition set forth in Section 7.01(b) or Section 7.01(d), the Parents or the Company may, by written notice to the other party, extend the Termination Date to 5:00 pm, New York City Time, on the date that is eighteen (18) months from the FCC Filing Date.

(c) by either the Parents or the Company, if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and the other transactions contemplated hereby, and such Order or other action shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(c) shall have used its reasonable best efforts to contest, appeal and remove such Order or other action; and provided, further, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party to perform any of its obligations under this Agreement, including the obligations of the Parents under Section 6.05(b) of this Agreement;

(d) by the Parents or the Company if the Requisite Shareholder Approval shall not have been obtained by reason of the failure to obtain such Requisite Shareholder Approval at a duly held Shareholders’ Meeting or at any adjournment or postponement thereof; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(d) if the Company or any of its Representatives has failed to comply in any material respect with its obligations under Section 6.03, Section 6.04 or Section 6.07;

(e) by the Company if it is not in material breach of its obligations under this Agreement and if Mergerco and/or the Parents shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform by Mergerco and/or the Parents (1) would result in a failure of a condition set forth in Section 7.01, Section 7.03(a) or Section 7.03(b), and (2) cannot be cured on or before the Termination Date, provided that the Company shall have given the Parents written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(e) and the basis for such termination and Mergerco and/or the Parents shall have failed to cure such breach or failure within such thirty (30) day period;

(f) by the Company if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and (ii) on or prior to the last day of the Marketing Period, none of Mergerco nor the Surviving Corporation shall have received the proceeds of the Financings sufficient to consummate the Merger and the transactions contemplated hereby;

(g) by the Parents if they and Mergerco are not in material breach of their obligations under this Agreement and if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform by the Company (1) would result in a failure of a condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b), and (2) cannot be cured on or before the Termination Date, provided that the Parents shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parents’ intention to terminate this Agreement pursuant to this Section 8.01(g) and the basis for such termination and the Company shall have failed to cure such breach or failure within such thirty (30) day period;

(h) by the Company, prior to receipt of the Requisite Shareholder Approval with respect to a Superior Proposal and in accordance with, and subject to the terms and conditions of, Section 6.07(d); provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(h) unless concurrent with such termination, the Company pays the Company Termination Fee.

(i) by the Parents if the Board of Directors of the Company or any committee thereof shall have (i) effected a Change of Recommendation; (ii) unless the Board of Directors of the Company has previously effected a Change of Recommendation, prior to the receipt of the Requisite Shareholder Approval, failed to reconfirm the Company Recommendation within five (5) business days of receipt of a written request from the Parents; provided, that the Parents shall only be entitled to one (1) such request; or (iii) unless the Board of Directors of the Company has previously effected a Change of Recommendation, failed to include in the Proxy

Statement distributed to the Company’s shareholders its recommendation that the Company’s shareholders approve and adopt this Agreement and the Merger.

In the event of termination of this Agreement pursuant to this Section 8.01, this Agreement shall terminate and there shall be no other liability on the part of any party (or Investor as the case may be) hereto (except for the Confidentiality Agreements referred to in Section 6.06(b), the Limited Guarantee and the provisions of Section 8.02, Section 8.05(a), Section 9.07, Section 9.08 and Section 9.10).

Section 8.02  Termination Fees.

(a) If

(i) this Agreement is terminated by the Company pursuant to Section 8.01(h) or by the Parents pursuant to Section 8.01(i); or

(ii) this Agreement is terminated by the Parents or the Company pursuant to Section 8.01(d) or by the Parents pursuant to Section 8.01(g) (due to a willful and material breach by the Company); provided, however, that (x) prior to, in the case of Section 8.01(d), the Shareholders’ Meeting and, in the case of Section 8.01(g), the date of termination of this Agreement, a Competing Proposal has been publicly announced or made known to the Company and, in the case of termination pursuant to Section 8.01(d), not withdrawn at least two (2) business days prior to the Shareholders Meeting, and (y) if within twelve (12) months after such termination of this Agreement the Company or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any Competing Proposal;

then in any such event the Company shall pay to the Parents a Company Termination Fee and the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Mergerco and/or the Parents; provided, however, that if this Agreement is terminated by the Company or the Parents pursuant to Section 8.01(d) or by the Parents pursuant to Section 8.01(g) (due to a willful and material breach by the Company) and, in each case, no Company Termination Fee is then payable in respect thereof, then in each such case, the Company shall pay to the Parents the Expenses of Mergerco and the Parents, which amount shall not be greater than $45,000,000, and thereafter the Company shall be obligated to pay to the Parents the Company Termination Fee (less the amount of Expenses previously actually paid to the Parents pursuant to this sentence) in the event such Company Termination Fee becomes payable pursuant to this Section 8.02(a), such payment to be made, by wire transfer of immediately available funds to an account designated by the Parents; (A) in the case of termination pursuant to Section 8.02(a)(i), prior to the termination of this Agreement by the Company pursuant to Section 8.01(h) or promptly following the termination of this Agreement by the Parents pursuant to Section 8.01(i) (and in any event no later than two (2) business days after the delivery to the Company of notice of demand for payment), and (B) in the case of termination pursuant to Section 8.02(a)(ii), promptly following the earlier of the execution of a definitive agreement or consummation of the transaction contemplated by any Competing Proposal (and in any event no later than two (2) business days after the delivery to the Company of notice of demand for payment); and in circumstances in which Expenses are payable, such payment shall be made to the Parents not later than two business days after delivery to the Company of an itemization setting forth in reasonable detail all Expenses of Mergerco and the Parents (which itemization may be supplemented and updated from time to time by such party until the 60th day after such party delivers such itemization); it being understood that in no event shall the Company be required to pay the fee referred to in this Section 8.02(a) on more than one occasion.

(b) If this Agreement is terminated pursuant to Section 8.01(b), Section 8.01(e), or Section 8.01(f), then

(i) in the case of a termination pursuant to Section 8.01(b) or Section 8.01(e) (due to a willful and material breach by Mergerco and/or the Parents), if at such time, the Company is not in material breach of its obligations hereunder and all conditions to Mergerco’s and the Parents’ obligations to consummate the Merger shall have been satisfied, other than any of the conditions set forth in Section 7.01(b) or Section 7.01(d), then Mergerco shall pay to the Company a fee of $600,000,000 in cash; provided, however, that if at the time of such termination, (A) all conditions to Mergerco’s and the Parents’ obligations to consummate the Merger shall have been satisfied other than the condition set forth in Section 7.01(d), and (B) Mergerco, the Parents and each Attributable Investor has complied in all material respects with their obligations under Section 6.05(a) hereof, then Mergerco shall instead pay to the Company a fee of $300,000,000; or

(ii) in the case of a termination pursuant to Section 8.01(e) due to a willful and material breach by Mergerco and/or the Parents or Section 8.01(f) where clause (i) above is not applicable, then Mergerco shall pay to the Company a fee of $500,000,000 in cash,

(such payment, as applicable, the “Mergerco Termination Fee”), such payment to be made within two (2) business days after the termination of this Agreement, and in either such case, neither Mergerco nor the Parents shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company; it being understood that in no event shall Mergerco or the Parents be required to pay fees or damages payable pursuant to this Section 8.02(b) on more than one occasion.

(c) Each of the Company, Mergerco and the Parents acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Mergerco and the Parents would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.02 do not constitute a penalty. If the Company fails to pay as directed in writing by the Parents any amounts due to the Parents pursuant to this Section 8.02 within the time periods specified in this Section 8.02 or Mergerco fails to pay the Company any amounts due to the Company pursuant to this Section 8.02 within the time periods specified in this Section 8.02, the Company or Mergerco, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Mergerco and the Parents, on one hand, or the Company, on the other hand, as applicable, in connection with any action, including the lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Mergerco Termination Fee pursuant to this Section 8.02 or the guarantee thereof pursuant to the Limited Guarantees shall be the sole and exclusive remedy of the Company and its subsidiaries against Mergerco, the Parents, the Investors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates or agents for the loss suffered as a result of this Agreement or the transaction contemplated hereby, and upon payment of such amount, none of Mergerco, the Parents, the Investors or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, including the Merger.

Section 8.03  Amendment.  This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption and approval of this Agreement and the Merger by shareholders of the Company, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders nor any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.04  Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.03, waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Mergerco and the Parents in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.05  Expenses; Transfer Taxes.

(a) Except as otherwise provided in Section 6.05(a), all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notwithstanding anything to the contrary contained herein, the Surviving Corporation shall pay all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby regardless of who may be liable therefor under applicable Law, other than transfer taxes of any shareholder in connection with a transfer of his, her or its shares.

Article IX.

GENERAL PROVISIONS

Section 9.01  Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including, without limitation, those contained in Section 6.08, Section 6.11, Section 8.02, Section 8.05 and this Article IX.

Section 9.02  Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to the Parents or Mergerco:

Bain Capital Partners, LLC
111 Huntington Avenue
Boston, MA 02199
Phone: 617-516-2000
Fax: 617-516-2010
Attn: John Connaughton

and

Thomas H. Lee Partners, L.P.
100 Federal Street
Boston, MA 02110
Phone: 617-227-1050
Fax: 617-227-3514
Attn: Scott Sperling

with copies (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Phone: 617-951-7000
Fax: 617-951-7050
Attn: David C. Chapin, Esq.
Attn: Alfred O. Rose, Esq.

if to the Company:

Clear Channel Communications, Inc.
200 East Basse
San Antonio, TX 78209
Phone: 210-822-2828
Fax: 210-832-3433

Attn:	Andy Levin, Executive Vice President and
Chief Legal Officer

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
2029 Century Park East, Suite 2400
Los Angeles, CA 90067
Phone: 310-229-1000
Fax: 310-229-1001
Attn: C.N. Franklin Reddick III

Section 9.03  Interpretation; Certain Definitions.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a person are also to its permitted successors and assigns.

Section 9.04  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.05  Assignment.  Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, that Mergerco may assign any of its rights and obligations to any direct or indirect wholly owned subsidiary of Mergerco, but no such assignment shall relieve Mergerco of its obligations hereunder. Further, the Company acknowledges and agrees that Mergerco may (i) elect to transfer its equity interests to any affiliate or direct or indirect wholly owned subsidiary of Mergerco, (ii) reincorporate in Texas or (iii) merge with or convert into a Texas corporation created solely for the purpose of the Merger, and any such transfer, reincorporation, merger or conversion shall not result in a breach of any representation, warranty or covenant of Mergerco and/or the Parents herein. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 9.06  Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the exhibits and schedules hereto), the Confidentiality Agreements and the Limited Guarantees constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and except for (a) the rights of the Company’s shareholders to receive the Merger Consideration at the Effective Time in accordance with, and subject to, the terms and conditions of this Agreement, (b) the right of the holders of Company Options to receive the Option Cash Payment at the Effective Time, in accordance with, and subject to, the terms and conditions of this Agreement, (c) the provisions of Section 6.08 hereof, and (d) the last sentence of Sections 8.02(c) and (e) and Section 9.08(a) is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 9.07  Governing Law.  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York (other than with respect to matters governed by the Texas Acts with respect to which the Texas Acts shall apply and the DGCL with respect to matters with respect to which the DGCL shall apply), without giving effect to any choice or conflict of laws provision or rule.

Section 9.08  Consent to Jurisdiction; Enforcement.

(a) (i) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Mergerco for such losses or damages shall be limited to those amounts specified in Section 8.02(b), (ii) the maximum aggregate liability of each Parent for such losses or damages shall be zero, (iii) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under its Limited Guarantee, and (iv) in no event shall the Company seek to recover any money damages in excess of such amount from Mergerco, the Parents, or the Guarantors or their respective Representatives and affiliates in connection therewith.

(b) The Company agrees that irreparable damage to Mergerco and the Parents would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Mergerco and the Parents shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in a state or federal court located in the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which Mergerco or either Parent is entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Mergerco or either Parent or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 8.02(b), as applicable, and under the Limited Guarantees.

(c) In addition, each of Mergerco, each Parent and the Company hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Western District of Texas and, if the United States District Court for the Western District of Texas does not accept such jurisdiction, the courts of the State of Texas, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Texas state or federal court. Each of Mergerco, each Parent and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d) Each of Mergerco, each Parent and the Company irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party. Nothing in this Section 9.08 shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 9.09  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.10  Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

[Remainder of This Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mergerco, the Parents and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By: /s/ Scott Sperling
Name: Scott Sperling
Title: Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By: John Connaughton
Name: John Connaughton
Title: Managing Director

T TRIPLE CROWN FINCO, LLC

By: /s/ Scott Sperling
Name: Scott Sperling
Title: Co-President

COMPANY:
CLEAR CHANNEL COMMUNICATIONS, INC.

By: /s/ Mark P. Mays
Name: Mark P. Mays
Title: Chief Executive Officer

Signature Page to
Agreement and Plan of Merger

APPENDIX A

DEFINITIONS

As used in the Agreement, the following terms shall have the following meanings:

“Accountant” shall have the meaning set forth in Section 3.09(c).

“Additional Consideration Date” shall mean January 1, 2008.

“Additional Per Share Consideration” shall mean, if the Effective Time shall occur after the Additional Consideration Date, an amount, rounded to the nearest penny, equal to the lesser of (A) the pro rata portion, based upon the number of days elapsed since the Additional Consideration Date, of $37.60 multiplied by 8% per annum, per share or (B) an amount equal to (i) Operating Cash Flow for the period from and including the Additional Consideration Date through and including the last day of the last month preceding the Closing Date for which financial statements are available at least ten (10) calendar days prior to the Closing Date (the “Adjustment Period”) minus dividends paid or declared with respect to the period from and after the end of the Adjustment Period through and including the Closing Date and amounts committed or paid to purchase equity interests in the Company or derivatives thereof with respect to such period (but only to the extent that such dividends or amounts are not deducted from Operating Cash Flow for any prior period) divided by (ii) the sum of the number of outstanding shares of Company Common Stock (including outstanding Restricted Shares) plus the number of shares of Company Common Stock issuable pursuant to Convertible Securities outstanding at the Closing Date with exercise prices less than the Merger Consideration.

“Adjustment Period” shall have the meaning set forth in the definition of Additional Per Share Consideration.

“affiliate” of a specified person, shall mean a person who, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, such specified person.

“Aggregate Merger Consideration” shall have the meaning set forth in Section 3.02(a).

“Agreement” shall have the meaning set forth in the Preamble.

“Articles of Merger” shall have the meaning set forth in Section 2.03(a).

“Attributable Interest” shall have the meaning set forth in Section 6.05(a).

“Attributable Investor” shall have the meaning set forth in Section 6.05(a).

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Book-Entry Shares” shall have the meaning set forth in Section 3.01(b).

“business day” shall mean any day on which the principal offices of the SEC in Washington, D.C. or the Secretary of State are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.

“Certificate of Merger” shall have the meaning set forth in Section 2.03(a).

“Certificates” shall have the meaning set forth in Section 3.01(b).

“Change of Recommendation” shall have the meaning set forth in Section 6.07(d).

“Class A Preferred Stock” shall have the meaning set forth in Section 4.03(a).

“Class B Preferred Stock” shall have the meaning set forth in Section 4.03(a).

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Communications Act” shall mean the Communications Act of 1934, as amended, and the rules, regulations and published policies and orders of the FCC thereunder.

“Company” shall have the meaning set forth in the Preamble.

“Company Accountant Expense” shall have the meaning set forth in Section 3.09(d).

“Company Benefit Plan” shall mean (i) each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, (ii) each other plan, arrangement or policy (written or oral) relating to equity and equity-based awards, stock purchases, deferred compensation, bonus or other incentive compensation, severance, retention, salary continuation, educational assistance, material fringe benefits, leave of absence, vacation, change in control benefit, disability pension, welfare benefit, life insurance, or other material employee benefits, and (iii) each severance, consulting, change in control, employment, individual compensation or similar arrangement, in each case as to which the Company or its subsidiaries has any obligation or liability, contingent or otherwise, other than any (A) Multiemployer Plan; (B) governmental plan or any plan, arrangement or policy mandated by applicable Law and not otherwise insured, covered or set forth in any insurance contract, trust, escrow or other funding agreement; or (C) any employment contract applicable to employees performing services in jurisdictions outside of the United States that provides for severance only in accordance with applicable Laws.

“Company Common Stock” shall have the meaning set forth in Section 3.01(a).

“Company Disclosure Schedule” shall have the meaning set forth in Article IV.

“Company Employees” shall have the meaning set forth in Section 6.11(a).

“Company ESPP” shall have the meaning set forth in Section 3.03(d).

“Company FCC Licenses” shall mean all main radio and television stations licenses, permits, authorizations, and approvals issued by the FCC to the Company and its subsidiaries for the operation of the Company Stations.

“Company Indenture” shall mean the Senior Indenture, dated as of October 1, 1997, as amended, modified and supplemented by supplemental indentures from time to time through and including the Twenty-First Supplemental Indenture dated as of October 1, 1997, between Clear Channel Communications, Inc. and The Bank of New York Trust Company, N.A., as trustee.

“Company Material Contract” shall have the meaning set forth in Section 4.13(a).

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock under any of the Company Option Plans.

“Company Option Plans” shall mean (i) the Company’s 1994 Incentive Stock Option Plan, 1994 Nonqualified Stock Option Plan, 1998 Stock Incentive Plan and 2001 Stock Incentive Plan and Sharesave Scheme and (ii) The Ackerly Group, Inc. Fifth Amended and Restated Employees Stock Option Plan, The 1998 AMFM Inc. Stock Option Plan, The 1999 AMFM Inc. Stock Option Plan, Capstar Broadcasting Corporation 1998 Stock Option Plan, Jacor Communication, Inc. 1997 Long-Term Incentive Stock Plan, The Marquee Group, Inc. 1996 Stock Option Plan, SFX Entertainment, Inc. 1998 Stock Option and Restricted Stock Plan, and SFX Entertainment, Inc. 1999 Stock Option and Restricted Stock Plan.

“Company Permits” shall have the meaning set forth in Section 4.06(a).

“Company Recommendation” shall have the meaning set forth in Section 6.04.

“Company SEC Documents” shall have the meaning set forth in Article IV.

“Company Stations” shall mean all of the radio broadcast and television stations currently owned and operated by the Company and its subsidiaries, including full power television and radio broadcast stations and low power television stations, television translator stations, FM broadcast translator stations and FM broadcast booster stations.

“Company Termination Fee” means $500,000,000, except (i) in the event that this Agreement is terminated by the Company prior to January 5, 2007 pursuant to Section 8.01(h) or (ii) in the event that this Agreement is terminated by the Parents prior to January 5, 2007 pursuant to Section 8.01(i), and, in each case, such right of termination is based on the submission of an Excluded Competing Proposal, the Company Termination Fee shall be $300,000,000

“Competing Proposal” shall have the meaning set forth in Section 6.07(h).

“Compliant” shall have the meaning set forth in Section 6.13(b).

“Confidentiality Agreements” shall mean (i) the confidentiality agreement, dated as of October 20, 2006, by and between Thomas H. Lee Partners, L.P. and the Company, as amended, and (ii) the confidentiality agreement, dated as of October 25, 2006, by and between Bain Capital Partners, LLC and the Company, as amended.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Convertible Securities” shall mean any subscriptions, options, warrants, debt securities or other securities convertible into or exchangeable or exercisable for any shares of Equity Securities.

“D&O Insurance” shall have the meaning set forth in Section 6.08(c).

“Debt Commitment Letters” shall have the meaning set forth in Section 5.07(a).

“Debt Financing” shall have the meaning set forth in Section 5.07(a).

“Debt Securities” shall mean the “Securities” as defined in each of the Indentures.

“Debt Tender Offer” shall have the meaning set forth in Section 6.14(a).

“Debt Tender Offer Documents” shall have the meaning set forth in Section 6.14(b).

“DGCL” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 3.05.

“Divestiture” shall have the meaning set forth in Section 6.05(b).

“Divestiture Notice” shall have the meaning set forth in Section 6.05(b).

“Effect” shall have the meaning set forth in the definition of Material Adverse Effect on the Company.

“Effective Time” shall have the meaning set forth in Section 2.03(a).

“Employee Benefit Plan” shall mean “employee benefit plans” as defined in Section 3(3) of ERISA.

“Equity Commitment Letters” shall have the meaning set forth in Section 5.07(a).

“Equity Financing” shall have the meaning set forth in Section 5.07(a).

“Equity Securities” shall mean any shares of capital stock of, or other equity interests or voting securities in, the Company or any of its subsidiaries, as applicable.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Additional Per Share Consideration” shall have the meaning set forth in Section 3.09(a).

“Estimated Additional Per Share Consideration Resolution Period” shall have the meaning set forth in Section 3.09(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.02(a).

“Excluded Competing Proposal” shall have the meaning set forth in Section 6.07(a).

“Expenses” shall mean all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates and equity holders) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder and shareholder approvals, the filing of any required notices under the HSR Act or other similar regulations, any filings with the SEC or the FCC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“FCC” shall mean the Federal Communications Commission or any successor entity.

“FCC Applications” shall have the meaning set forth in Section 6.05(a).

“FCC Consent” shall mean any action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the transfer of control or assignment to Mergerco or the Parents (or an affiliate of Mergerco or the Parents) of those authorizations, licenses, permits, and other approvals, issued by the FCC, and used in the operation of the Company Stations, pursuant to appropriate applications filed by the parties with the FCC, as contemplated by this Agreement.

“FCC Filing Date” shall mean the last date upon which all FCC Applications are filed with the FCC, but in no event later than the 30th business day from the date hereof.

“FCC Media Ownership Rules” shall mean the FCC’s media ownership rules set forth at 47 C.F.R. Section 73.3555, and the notes thereto, as in effect on the date of this Agreement.

“Financing” shall have the meaning set forth in Section 5.07(a).

“Financing Agreements” shall have the meaning set forth in Section 6.13(a).

“Financing Commitments” shall have the meaning set forth in Section 5.07(a).

“Foreign Antitrust Laws” shall mean any non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“FTC” shall mean the Federal Trade Commission.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or governmental, regulatory, judicial or administrative authority, agency, commission or court.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company as an officer or director of any of the Company’s subsidiaries or any of their predecessors in all of their capacities (including as shareholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director.

“Indenture” shall mean each of, as the context may require, the Company Indenture and the Subsidiary Indenture.

“Investors” shall have the meaning set forth in Section 5.07(a).

“IRS” shall mean the Internal Revenue Service.

“knowledge” shall mean the actual knowledge of the officers and employees of the Company and the Parents set forth on Section A of the Company Disclosure Schedule and Section A of the Mergerco Disclosure Schedule, respectively, without benefit of an independent investigation of any matter.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

“Limited Guarantee” shall have the meaning set forth in the Recitals.

“LMA” shall mean any local marketing agreement, time brokerage agreement, joint sales agreement, shared services agreement or other similar contract in which the Company or any subsidiary has an Attributable Interest in respect of providing programming, advertising or other services to any radio or television broadcast station.

“Marketing Period” shall have the meaning set forth in Section 6.13(a).

“Master Agreement” shall have the meaning set forth in Section 6.01(q).

“Material Adverse Effect on the Company” shall mean any event, state of facts, circumstance, development, change, effect or occurrence (an “Effect”) that has had or would reasonably be expected to have a material adverse effect on the business condition (financial or otherwise, operations or results of operations of the Company and its subsidiaries, taken as a whole, other than (i) any Effect resulting from (A) changes in general economic or political conditions or the securities, credit or financial markets in general, in each case, generally affecting the general television or radio broadcasting, music, internet, outdoor advertising or event industries, (B) general changes or developments in the general television or radio broadcasting, music, internet or event industries, including general changes in law or regulation across such industries, (C) the announcement of the merger agreement or the pendency or consummation of the merger, (D) the identity of Mergerco, the Investors or any of their affiliates as the acquiror of the Company, (E) compliance with the terms of, or the taking of any action required by, the merger agreement or consented to by the Parents, (F) any acts of terrorism or war (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of the Company or any of its subsidiaries), (G) changes in GAAP or the interpretation thereof, or (H) any weather related event, except, in the case of the foregoing clauses (A) and (B), to the extent such changes or developments referred to therein would reasonably be expected to have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other for profit participants in the industries and in the geographic markets in which the Company conducts its businesses after taking into account the size of the Company relative to such other for profit participants; or (ii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect on the Company).

“Material Subsidiaries” shall have the meaning set forth in Section 4.01.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 3.01(b).

“Mergerco” shall have the meaning set forth in the Preamble.

“Mergerco Common Stock” shall have the meaning set forth in Section 3.01(c).

“Mergerco Disclosure Schedule” shall have the meaning set forth in Article V.

“Mergerco Equity Interests” shall have the meaning set forth in Section 5.09.

“Mergerco Material Adverse Effect” shall mean any event, state of facts, circumstance, development, change, effect or occurrence that is materially adverse to the business, financial condition or results of operations of Mergerco and Mergerco’s subsidiaries taken as a whole or may reasonably be expected to prevent or materially delay or materially impair the ability of Mergerco or any of its subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement.

“Mergerco Organizational Documents” shall have the meaning set forth in Section 5.02.

“Mergerco Shares” shall have the meaning set forth in Section 5.09.

“Mergerco Termination Fee” shall have the meaning set forth in Section 8.02(b).

“Multiemployer Plan” shall mean any “multiemployer plans” within the meaning of Section 3(37) of ERISA.

“New Debt Financing Commitments” shall have the meaning set forth in Section 6.13(a).

“New Plans” shall have the meaning set forth in Section 6.11(c).

“No-Shop Period Start Date” shall have the meaning set forth in Section 6.07(a).

“Notice Period” shall have the meaning set forth in Section 6.07(e).

“NYSE” shall mean the New York Stock Exchange.

“Operating Cash Flow” shall mean, for any period, an amount determined on a consolidated basis for the Company and its subsidiaries as follows:

(A) an amount determined in accordance with GAAP (as in effect on the date hereof), consistently applied, equal to the sum of net income, excluding therefrom any amount described in one or more of the following clauses (but only to the extent included in net income):

(i) the aggregate after-tax amount, if positive, of any net extraordinary, nonrecurring or unusual gains,

(ii) any items of gain or loss from Permitted Divestitures,

(iii) any items of gain or loss from the change in value or disposition of investments, including with respect to marketable securities and forward exchange contracts,

(iv) any non-cash income, gain or credits included in the calculation of net income,

(v) any net income or loss attributable to non-wholly owned subsidiaries or investments, except to the extent the Company has received a cash dividend or distribution or an intercompany cash payment with respect thereto during such period,

(vi) any net income attributable to foreign subsidiaries, except to the extent the Company has received a cash dividend or distribution or an intercompany cash payment with respect thereto during such period, and

(vii) the cumulative effect of a change in accounting principle, plus

(B) to the extent net income has been reduced thereby and without duplication, amortization of deferred financing fees included in interest expense, depreciation and amortization (including amortization of film contracts) and other non-cash charges that in the case of items described in this clause (B) are (i) not attributable to subsidiaries whose net income is subject to clause (A)(v) or (A)(vi) above and (ii) not in the nature of provisions for future cash payments, minus

(C) the amount of cash taxes paid or accrued with respect to such period (including provision for taxes payable in future periods) to the extent exceeding the amount of tax expense deducted in determining net income, minus

(D) dividends paid or declared with respect to such period and amounts committed or paid to purchase equity interests in the Company or derivatives thereof with respect to such period, minus

(E) capital expenditures made in cash or accrued with respect to such period, minus

(F) with respect to any income realized outside of the United States, any amount of taxes that would be required to be paid in order to repatriate such income to the United States, minus

(G) cash payments made or scheduled to be made with respect to film contracts.

“Option Cash Payment” shall have the meaning set forth in Section 3.03(a).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Outdoor Holdings” shall mean Clear Channel Outdoor Holdings, Inc., a Delaware corporation.

“Outdoor SEC Documents” shall mean all documents filed with the SEC by Outdoor Holdings between November 2, 2005 and the date hereof (together with all forms, documents, schedules, certifications, prospectuses, reports, and registration, proxy and other statements, required to be filed or furnished by it with or to the SEC between November 2, 2005 and the date hereof including any such documents filed during such periods on a voluntary basis on Form 8-K) in each case including all exhibits and schedules thereto and documents incorporated by reference therein.

“Parents” shall have the meaning set forth in the Preamble.

“Paying Agent” shall have the meaning set forth in Section 3.02(a).

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP; (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents; (iii) such non-monetary Liens or other imperfections of title, if any, that, do not have, individually or in the aggregate, a Material Adverse Effect on the Company, including, without limitation, (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road; (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys (in either case copies of which title reports and surveys have been delivered or made available to the Parents); and (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens, incurred in the ordinary course of business.

“Permitted Divestitures” shall have the meaning set forth on Section 6.01(i) of the Company Disclosure Schedule.

“person” shall mean an individual, a corporation, limited liability company, a partnership, an association, a trust or any other entity or organization, including, without limitation, a Governmental Authority.

“Proxy Statement” shall have the meaning set forth in Section 6.03(a).

“Renewal Application” shall have the meaning set forth in Section 6.05(d).

“Renewal Station” shall have the meaning set forth in Section 6.05(d).

“Representatives” shall have the meaning set forth in Section 6.06(a).

“Required Financial Information” shall have the meaning set forth in Section 6.13(b).

“Requisite Shareholder Approval” shall mean the affirmative vote of the holders of two-thirds of the outstanding Shares of Company Common Stock to approve this Agreement and the transactions contemplated thereby.

“Restricted Share” shall have the meaning set forth in Section 3.03(b).

“Rollover Share” shall mean each Equity Security or Convertible Security owned by an employee of the Company that is expressly designated as a Rollover Share in an agreement of such employee and the Parents to be entered into between the date hereof and the Closing Date.

“SEC” shall mean the Securities and Exchange Commission.

“SEC Filings” shall have the meaning set forth in Section 4.12.

“Secretary of State” shall have the meaning set forth in Section 2.03(a).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Senior Executives” shall mean the “named executive officers” identified in the Company’s Proxy Statement filed with the SEC on March 14, 2006

“Shareholders’ Meeting” shall have the meaning set forth in Section 6.04.

“Short-Dated Notes” shall have the meaning set forth in Section 6.14(a).

“subsidiary” of any person, shall mean any corporation, limited liability company, partnership, association, trust, joint venture or other legal entity (other than any dormant or inactive corporation, limited liability company, partnership, association, trust, joint venture or other legal entity) the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust, joint venture or other legal entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more subsidiaries of such party or by such party and one or more subsidiaries of such party; provided, however, that the following rules of interpretation shall be applied with respect to the use of the term “subsidiary” or “subsidiaries,” as they are applied to Outdoor Holdings and any other subsidiary of the Company which is not wholly owned: (i) when used in the representations and warranties of the Company contained in this Agreement, with respect to Outdoor Holdings and any other subsidiary of the Company that is not wholly owned, the representation or warranty shall be made solely to the Company’s knowledge and (ii) whenever this Agreement obligates any subsidiary to take or not to take, or requires that the Company cause any subsidiary to take, or not to take, any action, such covenant shall be satisfied with respect to Outdoor Holdings and any other subsidiary of the Company that is not wholly owned, upon the Company’s request of such subsidiary to (i) take, or not to take, as the case may be, such action, and (ii) with respect to Outdoor Holdings, if such action is contemplated by the Master Agreement, upon the Company’s exercise of its rights under the Master Agreement with respect to such action.

“Subsidiary Indenture” shall mean the Indenture, dated as of November 17, 1998, as amended, modified and supplemented by that certain First Supplemental Indenture dated as of August 23, 1999, that certain Second Supplemental Indenture dated as of November 19, 1999 and that certain Third Supplemental Indenture dated as of January 18, 2000, among AMFM Operating Inc., each subsidiary guarantor party thereto and The Bank of New York, as trustee.

“Subsidiary Issuer” shall have the meaning set forth in Section 6.14(a).

“Surviving Corporation” shall have the meaning set forth in Section 2.01.

“Surviving Corporation Common Stock” shall have the meaning set forth in Section 3.01(c).

“Superior Proposal” shall have the meaning set forth in Section 6.07(i).

“Supplemental Indentures” shall have the meaning set forth in Section 6.14(b).

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges; and liability for the payment of any of the foregoing as a result of (w) being a transferee or successor, (x) being a member of an affiliated, consolidated, combined or unitary group, (y) being party to any tax sharing agreement and (z) any express or implied obligation to indemnify any other person with respect to the payment of any of the foregoing.

“Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority, domestic or foreign, including consolidated, combined and unitary tax returns.

“TBCA” shall have the meaning set forth in the Recitals.

“TBOC” shall have the meaning set forth in the Recitals.

“TIA” shall have the meaning set forth in Section 6.14(b).

“Termination Date” shall have the meaning set forth in Section 8.01(b).

“Texas Acts” shall have the meaning set forth in the Recitals.

“Tolling Agreement” shall have the meaning set forth in Section 6.05(d).

“Total Option Cash Payments” shall have the meaning set forth in Section 3.03(a).

“WARN Act” shall mean the Worker Adjustment and Restraining Notification (WARN) Act of 1988.

ANNEX B
AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER
          This Amendment No. 1 (the “Amendment”), dated as of April 18, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), and Clear Channel Communications, Inc., a Texas corporation (the “Company”).
RECITALS
          WHEREAS, Section 8.03 of the Agreement permits the parties, by action by or on behalf of their respective board of directors, to amend the Agreement by an instrument in writing signed on behalf of each of parties; and
          WHEREAS, the parties hereto desire to amend the Agreement as provided herein.
STATEMENT OF AGREEMENT
          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE 1
DEFINITIONS
          Section 1.01. Definitions; References. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to “hereof,” “hereunder,” “hereby,” and “this Agreement” shall, from and after the date of this Amendment, refer to the Agreement, as amended by this Amendment. Each reference herein to “the date of this Amendment” shall refer to the date set forth above and each reference to the “date of this Agreement” or similar references shall refer to November 16, 2006.
ARTICLE 2
AMENDMENT TO AGREEMENT
          Section 2.01. Amendment to Section 3.01(b) of the Agreement. Section 3.01(b) of the Agreement is amended by deleting “$37.60” and replacing such amount with “$39.00.” All references in the Agreement to the “Merger Consideration” shall refer to “$39.00 plus the Additional Per Share Consideration, if any, in cash, without interest.
          Section 2.02. Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Mergerco and the Parents as follows:
                    (a) Authority Relative to Amendment. The Company has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder. The execution and delivery of this Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco and the Parents, this Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).
                    (b) Additional Representations. Each of the representations and warranties contained in Sections 4.04(b)(ii) and (iii) is true and accurate as if made anew as of the date of this Amendment.
                    (c) Opinion of Financial Advisors. The Board of Directors of the Company has received an oral opinion of Goldman Sachs & Co. to the effect that, after giving effect to this Amendment, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration as provided in Section 3.01(b) of the Agreement payable to each holder of outstanding shares of Company Common Stock (other than shares cancelled pursuant to Section 3.01(b) of the Agreement, shares held by affiliates of the Company, Dissenting Shares and the Rollover Shares), in the aggregate, is fair to the holders of the Company Common Stock from a financial point of view. The Company shall deliver an executed copy of the written opinion received from Goldman Sachs & Co. to the Parents promptly upon receipt thereof.
          Section 2.03. Additional Representations and Warranties of Parents and Mergerco. The Parents and Mergerco hereby jointly and severally represent and warrant to the Company as follows:
               (a) Authority Relative to Amendment. The Parents and Mergerco have all necessary power and authority to execute and deliver this Amendment, to perform their respective obligations hereunder. The execution and delivery of this Amendment by the Parents and Mergerco have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco, and no other corporate proceedings on the part of the Parents or Mergerco are necessary to authorize the execution and delivery of this Amendment. This Amendment has been duly and validly executed and delivered by the Parents and Mergerco and, assuming the due authorization, execution and delivery by the Company, this Amendment constitutes a legal, valid and binding obligation of the Parents and Mergerco, enforceable against the Parents and Mergerco in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).
          Section 2.04. Amendment to Section 5.07 of the Agreement. Section 5.07 (a) is amended and restated in its entirety to read as follows:
          “(a) Parents have provided to the Company true, complete and correct copies, as of the date of this Amendment, of the executed commitment letters from the parties identified in a separate letter (the “Amendment Disclosure Letter”) delivered to the Company, which commitment letters are dated as of the date of this Amendment (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Parents have provided to the Company true, complete and correct copies, as of the date of this Amendment, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) pursuant to which the investors listed in the Amendment Disclosure Letter (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).”
Each of the representations and warranties contained in Section 5.07(b) is true and accurate as if made anew as of the date of this Amendment.
          Section 2.05. Amendment to Section 6.01 of the Agreement. Section 6.01(f) (iv) (z) is amended by deleting the words, “date hereof” and replacing them with the words, “date of the Amendment.”

          Section 2.06. Amendment to Section 6.03 of the Agreement. The following paragraph shall be added to the Agreement as Section 6.03(e):
          “(e) Within five (5) business days following the date of this Amendment the Company shall prepare and shall cause to be filed with the SEC a proxy supplement in accordance with the provisions of Section 6.03(a) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger. The Company shall include the text of this Agreement and the recommendation of the Board of Directors of the Company that the Company’s shareholders approve and adopt this Agreement. If required, the Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC, if required after the date of this Amendment, as soon as reasonably practicable after it is filed with the SEC. If the SEC requires the Company to re-mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting, then within five (5) days after the Proxy supplement prepared in accordance with Section 6.03(b) has been cleared by the SEC, the Company shall mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting.
          Section 2.07. Amendments to Section 6.04 of the Agreement. Subject to any actions taken by the SEC, as contemplated by Section 2.05 above, the Shareholders Meeting referred to in Section 6.04 of the Agreement shall be postponed, convened and held on May 8, 2007.
          Section 2.08. Amendment to Section 8.02 of the Agreement. Section 8.02(c) of the Agreement shall be renumbered as Section 8.02(d) and all cross references to such Section shall be renumbered accordingly. The following paragraph shall be added to the Agreement as Section 8.02(c):
          “(c) If this Agreement is terminated pursuant to Section 8.01(c), Section 8.01(d) or Section 8.01(g) and within twelve (12) months after such termination of this Agreement (i) the Company or any of its subsidiaries consummates, (ii) the Company or any of its subsidiaries enters into a definitive agreement with respect to, or (iii) one or more Contacted Parties or a Qualified Group commences a tender offer with respect to, and, in the case of each of clause (ii) and (iii) above, subsequently consummates (whether during or after such twelve (12) month period), any Contacted Party Proposal then the Company shall pay to the Parents a fee of $200,000,000 in cash; provided, however, if this Agreement is terminated pursuant to Section 8.01(d) or Section 8.01(g), no such fee shall be payable under this Section 8.02(c) if a Company Termination Fee is payable pursuant to Section 8.02(a) hereof. In the event the fee provided for in this Section 8.02(c) is required to be paid, such payment will be made by wire transfer of immediately available funds to an account designated by Parents promptly following the closing of the transactions contemplated by such Contacted Party Proposal. For purposes of clarification, the fee payable pursuant to this Section 8.02(c) is in addition to any reimbursement of expenses provided for in Section 8.02(a) above.”
          Section 2.09. Amendment to Appendix A.
                    (a) The definition of “Additional Per Share Merger Consideration” is amended by deleting “$37.60” and replacing such amount with “$39.00.”
                    (b) The following definition of “Contacted Parties” is added to Appendix A immediately following the definition of “Confidentiality Agreement”:
          “Contacted Parties” shall mean and include (i) each Person that is referred to in the Proxy Statement as having been contacted during the auction process or that were contacted in accordance with Section 6.07(a) of the Agreement during the period commencing on November 16, 2006 and ending on December 7, 2006 and (ii) any Affiliate of the parties referred to in clause (i). Within two business days of the date of this Amendment, the Company will provide to Parents a true and accurate list of the Contacted Parties referred to in clause (i).”

                    (c) The following definition of “Contacted Parties Proposal” is added to Appendix A immediately following the definition of “Contacted Parties”:
          “Contacted Parties Proposal” shall mean: (i) any transaction in which one or more of the Contacted Parties, either acting alone or as a “group” (as defined in Section 13(d) of the Exchange Act) acting in concert, which “group” does not include any of the Parents, Mergerco or their respective Affiliates (a “Qualified Group”), directly or indirectly acquires or purchases, in any single transaction or series of related transactions, more than 50% of the fair market value of the assets, issued and outstanding Company Common Stock or other ownership interests of the Company and its consolidated subsidiaries, taken as a whole, or to which 50% or more of the Company’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable (ii) any tender offer or exchange offer (including through the filing with the SEC of a Schedule TO), as defined pursuant to the Exchange Act, that if consumated would result in one or more of the Contacted Parties or a Qualified Group acting in concert acquiring assets, securities or businesses in the minimum percentage described in clause (i) above or (iii) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving the Company as a result of which any Contacted Party or Qualified Group acting in concert would acquire assets, securities or businesses in the minimum percentage described in clause (i) above. For clarification purposes, a spin-off, recapitalization, stock repurchase program or other transaction effected by the Company or any of its subsidiaries will not constitute a Contacted Parties Proposal unless, as a result of such transaction, a Contacted Party or Qualified Group acting in concert acquires the assets, securities or business described in clause (i) above.
ARTICLE 3
MISCELLANEOUS
          Section 3.01. No Further Amendment. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all of the terms and conditions and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.
          Section 3.02. Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed a reference to the Agreement as amended hereby.
          Section 3.03. Governing Law. This Amendment, and all claims or cause of action (whether in contract or tort) that may be based upon, arise out of or relate to this Amendment shall be governed by the internal laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule.
          Section 3.04. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and same agreement.
[Remainder of This Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mergerco, the Parents, and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott Sperling

Name:	Scott Sperling
Title:	Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton

Name:	John Connaughton
Title:	Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott Sperling

Name:	Scott Sperling
Title:	Co-President

COMPANY:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Mark P. Mays

Name:	Mark P. Mays
Title:	Chief Executive Officer

ANNEX C
AMENDMENT NO. 2
TO
AGREEMENT AND PLAN OF MERGER
     This Amendment No. 2 (the “Second Amendment”), dated as of May 17, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, as amended on April 18, 2007 (as amended, the “Agreement”), by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), BT Triple Crown Capital Holdings III, Inc. a Delaware corporation (“New Holdco”) and Clear Channel Communications, Inc., a Texas corporation (the “Company”).
RECITALS
     WHEREAS, Section 8.03 of the Agreement permits the parties, by action by or on behalf of their respective board of directors, to amend the Agreement by an instrument in writing signed on behalf of each of parties; and
     WHEREAS, in furtherance of the recapitalization of the Company by Mergerco, the parties have agreed to certain revised terms and conditions, including a provision which allows each holder of a Public Share (as defined below) to elect to receive cash or stock (subject to certain restrictions set forth below) as consideration for the Merger;
     WHEREAS, the Affiliated Holders (as defined below) have entered into agreements with the Parents pursuant to which they have agreed to elect the Cash Consideration (as defined below), except in the case of Rollover Shares;
     WHEREAS, the parties hereto desire to amend the Agreement as provided herein.
STATEMENT OF AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I.
DEFINITIONS
     SECTION 1.01. Definitions; References. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to “hereof,” “hereunder,” “hereby,” and “this Agreement” shall, from and after the date of this Second Amendment, refer to the Agreement, as amended by this Second Amendment. Each reference herein to “the date of this Second

Amendment” shall refer to the date set forth above, each reference to the “the date of the First Amendment” shall mean April 18, 2007, and each reference to the “date of this Agreement” or similar references shall refer to November 16, 2006.
ARTICLE II.
AMENDMENT TO AGREEMENT
     SECTION 2.01. Addition of a New Party. New Holdco shall be added as a party to the Agreement.
     SECTION 2.02. Amendment to Third Whereas Clause. The third whereas clause shall be amended by adding a reference to “, New Holdco” after the reference to “Parents”.
     SECTION 2.03. Amendment to Section 2.02. Section 2.02 shall be amended by replacing the phrase “neither the Parents nor Mergerco” with “none of the Parents, New Holdco or Mergerco”.
     SECTION 2.04. Amendment to Article III of the Agreement. Article III of the Agreement shall be deleted and replaced in its entirety with the following:
          “Section 3.01 Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Mergerco or the holders of any securities of the Company:
          (a) Cancellation of Company Securities. Each share of the Company’s common stock, par value $0.10 per share (the “Company Common Stock”), held by the Company as treasury stock or held by Mergerco or New Holdco immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.
          (b) Conversion of Company Securities.
               (i) Except as otherwise provided in this Agreement, each Public Share issued and outstanding immediately prior to the Effective Time shall, subject to Section 3.01(c) and Section 3.01(g), be cancelled and converted into the right to receive either (A) an amount equal to $39.20 in cash without interest, plus the Additional Per Share Consideration, if any (the “Cash Consideration”) or (B) one validly issued, fully paid and non assessable share of the New Holdco Common Stock valued at $39.20 per share based on the cash purchase price to be paid by investors that buy New Holdco Common Stock for cash in connection with the Closing, plus the Additional Per Share Consideration, if any, payable in cash (the “Stock Consideration”). The Cash Consideration or Stock Consideration, as applicable shall be referred to herein as the “Merger Consideration”, which when used herein shall be deemed to include cash in lieu of the fractional shares of New Holdco Common Stock pursuant to Section 3.01(j); and
               (ii) Pursuant to separate agreements entered into between the Parents and each Affiliated Holder as of the date hereof, each of the Affiliated Holders has agreed, as part of the Merger, to convert each Public Share held by it, or issuable upon exercise of

Company Options and each Restricted Share held by it, immediately prior to the Effective Time (other than Rollover Shares) into the Cash Consideration.
               (c) Election Procedures. (i) Each Person who is a record holder of Public Share(s) on the Election Form Record Date (as defined below) (including each Person other than an Affiliated Holder who is a record owner of Restricted Shares) and each Person who has made an Irrevocable Option Election (as defined below) shall be entitled to make an election (the “Elections”), with respect to each Public Share held by it as of such time, to receive the Cash Consideration (a “Cash Election”) or with respect to each Public Share or Net Electing Option Share held by it as of such time, to receive the Stock Consideration (a “Stock Election”) (each Public Share or Net Electing Option Share for which a valid Stock Election has been made is hereinafter referred to as a “Stock Election Share”). All such Elections shall be made on a form (a “Form of Election”) in compliance with the terms of this Section 3.01(c) and Section 3.01(d). Each holder of record and, if not otherwise a holder of record, each holder of Net Electing Option Shares, shall submit only one Form of Election except that holders of record of Public Share(s) who hold such Public Share(s) as nominees, trustees or in other representative capacities (each, a “Shares Representative”) may submit a separate Form of Election on or before the Election Deadline with respect to each beneficial owner for whom such Shares Representative holds Public Share(s); provided that such Shares Representative certifies that such Form of Election covers all of the Public Share(s) held by such Shares Representative for such beneficial owner whose Public Share(s) are covered by such Form of Election. For purposes hereof, a holder of Public Shares or Net Electing Option Shares who does not make a valid Election prior to the Election Deadline, including but not limited to any failure to return the Form of Election to the Paying Agent prior to the Election Deadline, any revocation of a Form of Election, or any failure to properly complete the Form of Election, each in accordance with the procedures set forth in this Section 3.01 shall be deemed (i) to have elected to receive the Cash Consideration for each such Public Share and (ii) not to have made a Stock Election with respect to each such Net Electing Option Share (such that the Company Option(s) related to each such Net Electing Option Share will be treated in accordance with Section 3.03(a)(i)). New Holdco may, in its sole discretion reject all or any part of a Stock Election made by (i) a Non-U.S. Person if New Holdco determines that such rejection would be reasonable in light of the requirements of Article VIII, Section 6 of the Company’s by-laws or Article X of New Holdco’s certificate of incorporation, or that such rejection is otherwise advisable to facilitate compliance with FCC restrictions on foreign ownership, or (ii) made in contravention of an agreement entered into pursuant to Section 3.01(b)(ii). In the event that a Stock Election or portion of a Stock Election is rejected pursuant to the preceding sentence, then such a Stock Election or portion of a Stock Election shall be deemed of no force and effect and the record holder making such Stock Election shall for purposes hereof be (i) deemed to have made a Cash Election for each Public Share that is subject to such a rejected Stock Election or portion of a Stock Election and (ii) shall be deemed not to have made a Stock Election for each Net Electing Option Share that is subject to such a rejected Stock Election (such that the Company Option(s) related to each such share will be treated in accordance with Section 3.03(a)(i)).

               (ii) Each Person (other than an Affiliated Holder) who is a holder of a Company Option on the Election Form Record Date shall be entitled to submit a Form of Election specifying the number of Company Options held by such holder, if any, that such Person irrevocably commits to exercise (subject to any requirements with respect to method of exercise imposed by the Company in order to facilitate the implementation of this Section 3.01 and Section 3.03) immediately prior to the Effective Time (an “Irrevocable Option Election”). All such Irrevocable Option Elections shall be made on a Form of Election. Any such holder who fails properly to submit a Form of Election with respect to Company Options on or before the Election Deadline in accordance with the procedures set forth in this Section 3.01(c) shall be deemed to have failed to make an Irrevocable Option Election and all of such holder’s Company Stock Options that are not covered by a valid Irrevocable Option Election shall be treated in accordance with Section 3.03(a)(i). The aggregate number of shares of Company Common Stock subject to an Irrevocable Option Election made pursuant to this Section 3.01(c)(ii) is referred to as the “Gross Electing Option Shares”, and the “Net Electing Option Shares” shall mean the aggregate number of shares of Company Common Stock that would be issued in the event the Company Options covering the Gross Electing Option Shares were exercised on a net share basis (i.e., paying the exercise price of the Company Options using the value of the shares of Company Common Stock underlying such Company Options) at a price equal to the Cash Consideration taking into account the exercise price and any required tax withholding. For the avoidance of doubt, all holders of Net Electing Option Shares must make a Stock Election pursuant to Section 3.01(c) in order to be eligible to receive the Stock Consideration.
          (d) Mailing of Form of Election; Election Deadline, Shareholder Notification. Mergerco and New Holdco shall prepare and direct the Paying Agent to mail a Form of Election, which form shall (i) include a Letter of Transmittal and (ii) be subject to the reasonable approval of the Company, with the Proxy Statement/Prospectus to the record holders of Public Share(s) and Company Options as of the record date for the Shareholders’ Meeting (the “Election Form Record Date”) (by posting the Form of Election and related materials on the Company’s website or otherwise). To be effective, a Form of Election must be properly completed and signed by a record owner of Public Shares or Company Options, as the case may be and received by the Paying Agent at its designated office, by 5:00 p.m. New York City time on the business day immediately preceding the Shareholders’ Meeting (the “Election Deadline”). If the shareholders approve the Merger, the Paying Agent will coordinate with Mergerco, New Holdco and the Company to perform the proration and cutback calculations set forth in Section 3.01(g) and related acceptance and rejection of Elections as provided in Section 3.01(c) promptly after the Shareholders’ Meeting and notify each Public Holder and holder of a Net Electing Option Share whose Form of Election included a Stock Election of the number of Final Stock Election Shares (as defined below) covered by such Form of Election that have been accepted (the “Final Stock Election Notice”). Within 30 days of receipt of the Final Stock Election Notice accompanied by a Letter of Transmittal, such holder shall deliver a Letter of Transmittal with respect to the Final Stock Election Shares and the Company Options together with the Final Stock Election Shares and/or Company Options to which such Final Stock Election Notice relates in accordance with the instructions and subject to the terms and conditions of the Letter of Transmittal accompanying such notice, including but not limited to (i) for Public Shares held as physical certificates and for Company Options, the certificates for such Public Shares or Company Options, as applicable, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents; and (ii) for Book Entry

Shares either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or a message, transmitted by the official book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the holder tendering the Public Share that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Parents may enforce such agreement against the holder; or (iii) for Certificates or Book Entry Shares, such form of “guaranteed delivery” that is acceptable to the Paying Agent as described in the instructions to the Letter of Transmittal. The Company will hold the Final Stock Election Shares (as defined below), the Company Options delivered in accordance with this Section 3.01(d) and the Letters of Transmittals relating thereto until the earlier of termination of this Agreement or the Effective Time. Any Public Holder or holder of Company Options that does not deliver a Letter of Transmittal and Final Stock Election Shares or Company Options within 30 days of receipt of the Final Stock Election Notice shall be deemed to have elected to (i) receive the Cash Consideration for each Final Stock Election Share that is not so delivered and/or (ii) have each Company Option that is not so delivered treated in accordance with Section 3.03(a)(i) and (iii) the Stock Election or portion of the Stock Election relating to such Final Stock Election Shares shall be rejected. In the event that a Stock Election or portion of a Stock Election is rejected pursuant to the preceding sentence, then such a Stock Election or portion of a Stock Election shall be deemed of no force and effect and the record holder making such Stock Election shall for purposes hereof be (i) deemed to have made a Cash Election for each Public Share that is subject to such a rejected Stock Election or such rejected portion of a rejected Stock Election and (ii) shall be deemed not to have made a Stock Election for such Net Electing Option Share that is subject to such a rejected Stock Election or such rejected portion of a rejected Stock Election (such that the Company Option(s) related to each such share will be treated in accordance with Section 3.03(a)(i)).
          (e) Ability to Revoke Stock Elections. All Stock Elections and Irrevocable Option Elections may be revoked by the holder at any time prior to the Election Deadline. From and after the Election Deadline, all Stock Elections and Irrevocable Option Elections shall be irrevocable. All Stock Elections and Irrevocable Option Elections shall automatically be revoked if the Paying Agent is notified in writing by Parents and the Company that the Merger has been abandoned and this Agreement has been terminated. If an Election or Irrevocable Option Election is revoked due to termination of this Agreement, the certificate or certificates (or guarantees of delivery, as appropriate), if any, for the Final Stock Election Shares or Company Options, as applicable, to which such Form of Election relates shall be promptly returned without charge to the stockholders and option holders submitting the same to the Paying Agent.
          (f) Determination of Paying Agent Binding. The determination of the Paying Agent shall be binding as to whether Forms of Election have been properly made pursuant to Section 3.01(c) and Section 3.01(d) with respect to Public Share(s) of Company Common Stock and Company Options and when Elections and Irrevocable Option Elections were received by it. If the Paying Agent determines that any Form of Election was not properly made with respect to any Public Share(s) or Company Options, such shares shall be treated by the Paying Agent as shares of Company Common Stock or Company Options, as the case may be, for which a Cash Election was made and such shares of Company Common Stock shall be exchanged in the Merger for the Cash Consideration pursuant to Section 3.01(b) and such Company Options for which an Irrevocable Option Election was made will be treated in accordance with Section

3.03(a)(i). None of the Company, Parents nor the Paying Agent shall be under any obligation to notify any person of any defect in a Form of Election submitted to the Paying Agent. The Paying Agent shall also make all computations as to the allocation and the proration contemplated by Section 3.01(g), and any such computation shall be conclusive and binding on the holders of Public Share(s) and Company Options absent manifest error. The Paying Agent may, with the mutual agreement of Parents and the Company, make such rules as are consistent with this Section 3.01 for the implementation of the Elections and Irrevocable Option Elections provided for herein as shall be necessary or desirable fully to effect such elections.
          (g) Proration and Individual Cutbacks. Notwithstanding anything in this Agreement to the contrary, (x) the maximum aggregate number of Public Shares and Net Electing Option Shares to be converted into the right to receive New Holdco Common Stock at the Effective Time pursuant to Stock Elections shall not exceed 30,612,245 (the “Maximum Stock Election Number”) and (y) the parties will use reasonable efforts to ensure that, upon consummation of the Merger, no holder of Public Shares and/or Net Electing Option Shares will receive shares of New Holdco Common Stock pursuant to a single Form of Election which represent more than 9.9% of the New Holdco Common Stock outstanding as of the Effective Time (the “Individual Cap”). The Stock Election Shares shall be converted into the right to receive New Holdco Common Stock or to receive Cash Consideration, each in accordance with the terms of Section 3.01(b), in the following manner:
               (i) No Proration. If the total number of Stock Election Shares is equal to or less than the Maximum Stock Election Number then, subject to Section 3.01(g)(iii), all such Stock Election Shares, shall be converted into the right to receive the Stock Consideration from New Holdco in accordance with the terms of Section 3.01(b) and Section 3.01(c).
               (ii) Proration. If the total number of Stock Election Shares exceeds the Maximum Stock Election Number then, the Stock Election Shares shall be converted into the right to receive the Stock Consideration from New Holdco or the Cash Consideration from the Surviving Corporation, each in accordance with the terms of Section 3.01(b), in the following manner:
                    (A) A proration factor (the “Proration Factor”) shall be determined by dividing the Maximum Stock Election Number by the total number of Stock Election Shares;
                    (B) Subject to Section 3.01(g)(iii), with respect to each Form of Election validly submitted and signed by a record holder of Public Shares and/or holder of Company Options, the number of Stock Election Shares reflected on such Form of Election shall be converted into the right to receive a number of shares of New Holdco Common Stock (plus the Additional Per Share Consideration, if any, which shall be paid in cash) as is equal to the product of (w) the Proration Factor times (y) the total number of Stock Election Shares reflected on such Form of Election (the result of such calculation the “First Allocation Distributable Shares”). The difference between the Stock Election Shares and the First Allocation Distributable Shares relating to each Form of Election submitted shall be the “First Prorated Returned Shares”; and

                         (C) All First Allocation Distributable Shares shall be subject to cutback pursuant to Section 3.01(g)(iii). Subject to Section 3.01(g)(iv) and Section 3.01(g)(vi), all First Prorated Returned Shares shall be converted into the right to receive the Cash Consideration in accordance with the terms of Section 3.01(b).
               (iii) Individual Cutback. In the event that the number of First Allocation Distributable Shares (or Stock Election Shares if no proration is required pursuant to Section 3.01(g)(ii)) reflected on any individual Form of Election represent more than the Individual Cap (the holder relating to such individual Form of Election, a “Capped Holder”), the number of First Allocation Distributable Shares or Stock Election Shares, as applicable, will be cutback to the number of shares representing the Individual Cap (for each Capped Holder, the shares required for such cutback, the “First Individual Cutback Shares”). If there has been a cutback in accordance with this Section 3.01(g)(iii), a number of shares of New Holdco Common Stock equal to the aggregate number of First Individual Cutback Shares (the “Second Allocation Shares”) shall be reallocated pro rata to holders of First Prorated Returned Shares reflected on Forms of Election which do not constitute Capped Holders (a “Second Allocation Participant”) in a second allocation in accordance with Section 3.01(g)(iv) (the “Second Allocation”). The number of “First Allocation Stock Election Shares” relating to a holder’s Form of Election shall equal (1) the Stock Election Shares reflected on such Form of Election, minus (2) the First Prorated Return Shares (if any) determined pursuant to Section 3.01(g)(ii)(B), minus (3) the First Individual Cutback Shares (if any) determined pursuant to Section 3.01(g)(iii).
               (iv) Second Allocation. A Second Allocation proration factor (the “Second Allocation Proration Factor”) shall be determined by dividing the total number of Second Allocation Shares by the total number of First Prorated Return Shares. For the avoidance of doubt, if the total number of Second Allocation Shares is equal to or greater than the number of First Prorated Return Shares then, subject to Section 3.01(g)(v), a number of shares of New Holdco Common Stock equal to the number of First Prorated Return Shares shall be converted into the right to receive the Stock Consideration from New Holdco in accordance with the terms of Section 3.01(b) and Section 3.01(c).
                         (A) Subject to Section 3.01(g)(v), the number of Second Allocation Shares covered by each Second Allocation Participant’s Form of Election to be converted into Stock Consideration, shall be equal to the product of (w) the Second Allocation Proration Factor times (x) the total number of Second Allocation Shares covered by such participant’s Form of Election, provided that if such calculation results in a number higher than the First Prorated Return Shares for any Second Allocation Participant, the excess shares shall be reallocated to the remaining participant(s) pursuant to the above calculation as if they were “Second Allocation Shares” (the result of such calculation the “Second Allocation Distributable Shares”). The total of the First Allocation Stock Election Shares and the Second Allocation Distributable Shares for each Second Allocation Participant shall be the “Second Prorated Stock Election Shares”.
                         (B) All Second Allocation Distributable Shares shall be subject to cutback pursuant to Section 3.01(g)(v).

               (v) Second Cutback. In the event that the number of Second Prorated Stock Election Shares reflected on an individual Form of Election submitted by any Second Allocation Participant represents more than the Individual Cap, the number of Second Prorated Stock Election Shares for such participant’s Form of Election will be cutback to the number of Shares representing the Individual Cap (for each such Form of Election, the shares required for such cutback, the “Second Individual Cutback Shares”). The “Second Allocation Stock Election Shares” for any Second Allocation Participant shall be: (1) the difference between the Second Prorated Stock Election Shares and the Second Individual Cutback Shares if such participant’s Second Allocation is subject to proration and cutback and (2) the number of Second Prorated Stock Election Shares if such participant’s Second Allocation is subject to proration, but not cutback.
               (vi) If, after the Second Allocation, there are still holder(s) who have not been allocated Stock Consideration for all of their Stock Election Shares reflected on an individual Form of Election which is not yet subject to the Individual Cap, a number of shares of New Holdco Common Stock equal to the aggregate number of the Second Individual Cutback Shares shall be reallocated pro rata to such holder(s) in a third allocation pursuant to the procedures set out in Section 3.01(g)(iv) and Section 3.01(g)(v) (subject to this Section 3.01(g)(vi)) (with references to “First” replaced with “second” and references to “second” replaced with “third”) and the allocation process will continue in this manner until (x) the Maximum Stock Election Number is reached or (y) the Stock Election Shares reflected on each Form of Election submitted has reached its Individual Cap.
The number of “Final Stock Election Shares” for each holder shall be: (x) if there is no Second Allocation, the First Allocation Stock Election Shares; (y) if there is a Second Allocation, but no additional allocations pursuant to Section 3.01(g)(vi), the Second Allocation Stock Election Shares, and (z) if there is a Second Allocation and additional allocations pursuant to Section 3.01(g)(vi), the sum of (1) the Second Allocation Stock Election Shares and (2) any additional shares allocated pursuant to Section 3.01(g)(vi).
The number of “Final Return Shares” for each holder shall be the difference between (1) such holder’s Stock Election Shares and (2) such Holder’s Final Stock Election Shares.
               (vii) All Final Stock Election Shares shall be converted into the right to receive the Stock Consideration in accordance with the terms of Section 3.01(b). All Final Return Shares shall be converted into the right to receive the Cash Consideration in accordance with the terms of Section 3.01(b).
               (viii) Any Stock Election subject to proration or cutback pursuant to Section 3.01(g) shall automatically be deemed to be revised such that the number of Stock Election Shares in such Stock Election reflects the Final Stock Election Shares (a “Final Stock Election”).
          (h) Each share of Company Common Stock (including each Net Electing Option Share) to be converted into the right to receive the Merger Consideration as provided in this Section 3.01 shall be automatically cancelled at the Effective Time and shall cease to exist and the holders of Certificates or Book-Entry Shares which immediately prior to the Effective

Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of each such Certificate or Book-Entry Share in accordance with Section 3.01(b) of this Agreement, the Merger Consideration.
          (i) Conversion of Mergerco Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.001 per share, of Mergerco (the “Mergerco Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become validly issued, fully paid and nonassessable shares of the Surviving Corporation (with the relative rights and preferences described in an amendment to the Articles of Incorporation adopted as of the Effective Time as provided in Section 2.4, the “Surviving Corporation Common Stock”). As of the Effective Time, all such shares of Mergerco Common Stock cancelled in accordance with this Section 3.01(i), when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such shares of Mergerco Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Surviving Corporation Common Stock as set forth in this Section 3.01.
          (j) No Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of New Holdco Common Stock shall be issued in the Merger to any holder of Public Shares, Company Options or Rollover Shares as Stock Consideration or to any holder of Public Shares, Company Options or Rollover Shares pursuant to any exchange involving Rollover Shares. Each holder of Public Shares, Company Options or Rollover Shares, as applicable, who otherwise would have been entitled to a fraction of a share of New Holdco Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Cash Consideration. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of New Holdco Common Stock.
          (k) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the Original Agreement Date and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration as provided in Section 3.01(b) shall be equitably adjusted to reflect such change (including, without limitation, to provide holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such transaction); provided that in no event shall the Stock Consideration be adjusted in a manner that increases the Maximum Stock Election Number.
          Section 3.02 Exchange of Certificates.
          (a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, New Holdco and Mergerco shall designate a paying agent and exchange agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Merger Consideration as provided in Section 3.01(b) and Section 3.01(g). On the Closing Date, promptly following the Effective Time, the Surviving Corporation and New Holdco shall (i)

deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Cash Consideration Shares, cash amounts in immediately available funds constituting an amount equal to the aggregate amount of the Cash Consideration, (ii) deposit or cause to be deposited with the Paying Agent for the benefit of holders of Stock Consideration Shares certificates representing New Holdco Common Stock in an amount equal to the aggregate amount of Stock Consideration (including the cash portion of the Stock Consideration, if any), (iii) deposit or cause to be deposited with the Paying Agent for the benefit of those entitled thereto cash in an amount sufficient to fund cash payments in lieu of any fractional shares pursuant to Section 3.01(j), and (iv) deposit, or cause to be deposited with the Paying Agent the Total Option Cash Payments (together, the “Aggregate Merger Consideration”) (exclusive of any amounts in respect of Dissenting Shares, the Rollover Shares and Company Common Stock to be cancelled pursuant to Section 3.01(a) (such amount as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.01(b), Section 3.01(g), Section 3.01(j), and Section 3.03, the Surviving Corporation and New Holdco shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment; provided that in no event shall the Surviving Corporation or New Holdco be required to contribute shares of New Holdco Common Stock to the Exchange Fund in an amount in excess of the Maximum Stock Election Number. The Paying Agent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and Company Options, and (B) applied promptly to making the payments pursuant to Section 3.02(b), Section 3.01(g), Section 3.01(j), and Section 3.03 hereof. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.
          (b) Letter of Transmittal. As promptly as practicable following the Effective Time and in any event not later than the second business day after the Effective Time, the Surviving Corporation and New Holdco shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share not previously submitted to the Paying Agent accompanied by a valid Letter of Transmittal, a Letter of Transmittal and accompanying instructions for use in effecting the surrender of the Certificates or Book-Entry Shares and (ii) to each holder of a Company Option, other than Net Electing Option Shares, a check in an amount due and payable to such holder pursuant to Section 3.03 hereof in respect of such Company Option. If any Letter of Transmittal submitted to the Paying Agent provides that payment of the Merger Consideration is made to a person other than the person in whose name the surrendered Certificate is registered or Company Option is held of record, it shall be a condition of payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the Merger Consideration to a person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by Section 3.01(d) or this Section 3.02, each Certificate, Book-Entry Share or option certificate, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Aggregate Merger Consideration or Option Cash Payment, as applicable, in cash as contemplated by this Section 3.02 or Section 3.03 without interest thereon.

     (c) Surrender of Shares. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within twenty (20) business days following the later to occur of (i) the Effective Time; or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration (or the cash pursuant to Section 3.02(b)) payable upon the surrender of the Certificates or Book-Entry Shares.
     (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Options for twelve (12) months after the Effective Time shall be delivered to (i) if cash, the Surviving Corporation or (ii) if shares of New Holdco Common Stock, New Holdco, in each case, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Section 3.02(d) shall thereafter look only to the Surviving Corporation, as general creditors thereof for payment of their claim for cash, without interest, to which such holders may be entitled. If any Certificates or Book-Entry Shares shall not have been surrendered prior to one (1) year after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, subject to any and all claims or interest of any person previously entitled thereto.
     (e) No Liability. None of the Parents, Mergerco, New Holdco, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     (f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by the Parents or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve the Surviving Corporation or the Paying Agent from making the payments required by this Section 3.02(f), and following any losses the Surviving Corporation shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock and Company Options in the amount of such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Mergerco, as directed by Mergerco.
          Section 3.03 Stock Options and Other Awards
          (a) Company Options. As of the Effective Time, except as otherwise agreed by the Parents, New Holdco and a holder of Company Options with respect to such holder’s Company Options:
     (i) each Company Option (other than Company Options subject to a valid Irrevocable Option Election), whether vested or unvested, shall, by virtue of the Merger and without any action on the part of any holder of any such Company Option, become fully vested and converted into the right at the Effective Time to receive, as promptly as practicable following the Effective Time, a cash payment (less applicable withholding taxes and without interest) with respect thereto calculated as follows: the product of (a) the excess, if any, of the Cash Consideration over the exercise price per share of such Company Option multiplied by (b) the number of shares of Company Common Stock issuable upon exercise of such Option (the “Option Cash Payment” and the sum of all such payments, the “Total Option Cash Payment”). ; and
     (ii) each Company Option which is subject to a valid Irrevocable Option Election, subject to Section 3.01(c) and Section 3.01(g), shall be converted into Merger Consideration in accordance with Section 3.01(b).
In the event that the exercise price of any Company Option is equal to or greater than the Cash Consideration such Company Option shall be cancelled without payment therefor and have no further force or effect. Except for the Company Options set forth in Section 3.03(a) of the Company Disclosure Schedule, as of the Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. Prior to the Effective Time, the Company shall take any and all actions reasonably necessary to effectuate this Section 3.03(a), including, without limitation, providing holders of Company Options with notice of their rights with respect to any such Company Options as provided herein.
          (b) Other Awards. As of the Effective Time, except as otherwise agreed by the Parents and a holder of Restricted Shares with respect to such holder’s Restricted Shares, each share outstanding immediately prior to the Effective Time subject to vesting or other lapse restrictions pursuant to any Company Option Plan or an applicable restricted stock agreement (each, a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest and become free of restriction as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Cash Consideration or the Stock Consideration, in accordance with Section 3.01(b).
          (c) Amendments to and Termination of Plans. Prior to the Effective Time, the Company shall use its reasonable best efforts to make any amendments to the terms of the

Company Option Plans and to obtain any consents from holders of Company Options and Restricted Shares that, in each case, are necessary to give effect to the transactions contemplated by Section 3.03(a) and Section 3.03(b). Without limiting the foregoing the Company shall use its reasonable best efforts to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than the holders of the capital stock (or equivalents thereof) of the Parents, Mergerco, New Holdco and their respective subsidiaries, to own any capital stock of the Surviving Corporation or New Holdco or to receive any payment in respect thereof. In furtherance of the foregoing, and subject to applicable Law and agreements existing between the Company and the applicable person, the Company shall explicitly condition any new awards or grants to any person under its Company Option Plans, annual bonus plans and other incentive plans upon such person’s consent to the amendments described in this Section 3.03(c) and, to the fullest extent permitted by applicable Law, shall withhold payment of the Cash Consideration to or require payment of the exercise price for all Company Options by any holder of a Company Option as to which the Cash Consideration exceeds the amount of the exercise price per share under such option unless such holder consents to all of the amendments described in this Section 3.03(c). Prior to the Effective Time, the Company shall take all actions necessary to terminate all Company Stock Plans, such termination to be effective at or before the Effective Time.
     (d) Employee Stock Purchase Plan. The Board of Directors of the Company shall terminate all purchases of stock under the Company’s 2000 Employee Stock Purchase Plan (the “Company ESPP”) effective as of the day immediately after the end of the month next following the Original Agreement Date, and no additional offering periods shall commence under the Company ESPP after the Original Agreement Date. The Company shall terminate the Company ESPP in its entirety immediately prior to the Closing Date, and all shares held under such plan, other than Rollover Shares, shall be delivered to the participants and shall, as of the Effective Time, be cancelled and converted into the right to receive the Cash Consideration or the Stock Consideration, in accordance with Section 3.01(b).
     Section 3.04 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.
     Section 3.05 Dissenting Shares. Notwithstanding Section 3.01(b) hereof, to the extent that holders thereof are entitled to appraisal rights under Article 5.12 of the TBCA, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Article 5.12 of the TBCA (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall cease to have any rights with respect thereto, except the right to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the TBCA, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Cash Consideration without any interest thereon and such shares shall not be deemed to be Stock Election Shares or Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by the Surviving Corporation (and not the Company, Mergerco, New Holdco or either Parent) and the Aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a shareholder on the Closing Date. The Company shall give the Parents notice of all demands for appraisal and the Parents shall have the right to participate in all negotiations and proceedings with respect to all holders of Dissenting Shares. The Company shall not, except with the prior written consent of the Parents, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment from any holder of Dissenting Shares.
     Section 3.06 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the Merger Consideration, as provided for in Section 3.01(b) hereof, for each share of Company Common Stock formerly represented by such Certificates.
     Section 3.07 Withholding. Each of the Paying Agent, the Company, Mergerco, New Holdco and the Surviving Corporation shall be entitled to deduct and withhold from payments otherwise payable pursuant to this Agreement any amounts as they are respectively required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.
     Section 3.08 Rollover by Shareholders. At the Effective Time, each Rollover Share issued and outstanding immediately before the Effective Time shall be cancelled and be converted into and become the number of validly issued shares of equity securities of New Holdco calculated in accordance with Section 3.08 of the Second Amended Disclosure Letter (which shall be identical to Section 3.08 of the Mergerco Disclosure Schedule except that the Rollover Shares shall be converted into shares of New Holdco). As of the Effective Time, all such Rollover Shares when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such Rollover Shares shall cease to have any rights with respect thereto, except the right to receive the shares of equity securities of New Holdco as set forth in this Section 3.08.
     Section 3.09 Additional Per Share Consideration.
     (a) No later than ten (10) business days before the Closing Date, if the Closing Date shall occur after the Additional Consideration Date, the Company shall prepare and deliver to the Parents a good faith estimate of Additional Per Share Consideration, together with reasonably detailed supporting information (the “Estimated Additional Per Share Consideration”).
     (b) Before and after the delivery of the Estimated Additional Per Share Consideration statement, the Company shall provide the Parents reasonable access to the records and employees of the Company and its subsidiaries, and the Company shall, and shall cause the employees of the Company and its subsidiaries to, (i) cooperate in all reasonable respects with the Parents in connection with the Parents’ review of the Estimated Additional Per Share Consideration statement and (ii) provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation of the Estimated Additional Per Share Consideration statement and calculation of Estimated Additional Per Share Consideration as the Parents shall reasonably request and that are available to the Company or its affiliates. Within five (5) business days after delivery of the Estimated Additional Per Share Consideration statement to the Parents, the Parents may notify the Company that they disagree with the Estimated Additional Per Share Consideration statement. Such notice shall set forth, to the extent practicable, in reasonable detail the particulars of such disagreement. If the Parents do not provide a notice of disagreement within such five (5) business day period, then the Parents shall be deemed to have accepted the calculations and the amounts set forth in the Estimated Additional Per Share Consideration statement delivered by the Company, which shall then be final, binding and conclusive for all purposes hereunder. If any notice of disagreement is timely provided in accordance with this Section 3.09(b), then the Company and the Parents shall each use commercially reasonable efforts for a period of one (1) business day thereafter (the “Estimated Additional Per Share Consideration Resolution Period”) to resolve any disagreements with respect to the calculations in the Estimated Additional Per Share Consideration statement.
     (c) If, at the end of the Estimated Additional Per Share Consideration Resolution Period, the Company and the Parents are unable to resolve any disagreements as to items in the Estimated Additional Per Share Consideration statement, then KPMG, LLP (New York Office) (or such other independent accounting firm of recognized national standing in the United States as may be mutually selected by the Company and the Parents) shall resolve any remaining disagreements. If neither KPMG, LLP (New York Office) nor any such mutually selected accounting firm is willing and able to serve in such capacity, then the Parents shall deliver to the Company a list of three other accounting firms of recognized national or international standing and the Company shall select one of such three accounting firms (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). The Accountant shall be charged with determining as promptly as practicable, whether the Estimated Additional Per Share Consideration as set forth in the Estimated Additional Per Share Consideration statement was prepared in accordance with this Agreement and (only with respect to the disagreements as to the items set forth in the notice of disagreement and submitted to the Accountant) whether and to what extent, if any, the Estimated Additional Per Share Consideration requires adjustment.
     (d) The Accountant shall allocate its costs and expenses between the Parents (on behalf of Mergerco) and the Company based upon the percentage of the contested amount submitted to the Accountant that is ultimately awarded to the Company, on the one hand, or the

Parents, on the other hand, such that the Company bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Parents (such portion of such costs and expenses, the “Company Accountant Expense”) and the Parents (on behalf of Mergerco) bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Company. The determination of the Accountant shall be final, binding and conclusive for all purposes hereunder.
          (e) In order to permit the parties to prepare for an orderly Closing, the Company will deliver monthly reports calculating the previous month’s Operating Cash Flow on or before the 20th day of each month starting January 20, 2007 (with respect to performance during December 2006) and will provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation thereof as the Parents shall reasonably request and that are available to the Company or its affiliates.”
     SECTION 2.05. Amendment to Introductory Paragraph of Article IV. The introductory paragraph of Article IV shall be amended by adding a reference to “, New Holdco” after the reference to “Mergerco” in the final line.
     SECTION 2.06. Amendment to Section 4.04(a). Section 4.04(a) shall be amended by adding a reference to “, New Holdco” after the reference to “Mergerco” in the third sentence.
     SECTION 2.07. Amendment to Section 4.04(b). Section 4.04(b) shall be amended by adding a reference to “and Form S-4” after the reference to “Proxy Statement”.
     SECTION 2.08. Amendment to Section 4.12. Section 4.12 shall be deleted and replaced in its entirety with the following:
          “Section 4.12 Information Supplied. None of the information supplied by the Company for inclusion in or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by New Holdco in connection with the issuance of the New Holdco Common Stock as part of the Merger Consideration (such registration statement on Form S-4, as amended or supplemented, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made, not misleading and (ii) the Proxy Statement and any other document filed with the SEC by the Company in connection with the Merger (and any amendment thereof or supplement thereto) (collectively, the Form S-4, the Proxy Statement and such filings, the “SEC Filings”), at the date first mailed to the shareholders of the Company, at the time of the Shareholders’ Meeting, at the time filed with the SEC (or at the time amended or supplemented), as the case may be, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied in writing by the Parents specifically for inclusion in such documents. The SEC Filings made by the Company will comply in all material respects with the provisions of the Exchange Act.”

     SECTION 2.09. Amendment to Section 4.18. Section 4.18 shall be amended by adding a reference to “, New Holdco” after the reference to “Mergerco” in the second sentence.
     SECTION 2.10. Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Mergerco, New Holdco and the Parents as follows:
          (a) Authority Relative to Second Amendment. The Company has all necessary corporate power and authority to execute and deliver this Second Amendment, to perform its obligations hereunder. The execution and delivery of this Second Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Second Amendment. This Second Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco, New Holdco and the Parents, this Second Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).
          (b) Additional Representations. Each of the representations and warranties contained in Section 4.04(b)(ii) and Section 4.04(b)(iii) is true and accurate as if made anew as of the date of this Second Amendment (except that it is acknowledged and agreed that the Board of Directors does not, and will not, make any recommendation to the Company’s stockholders with respect to the Stock Election or the Stock Consideration).
          (c) Opinion of Financial Advisors. The Board of Directors of the Company has received an opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Cash Consideration as provided in Section 3.01(b) of the Agreement, after giving effect to this Second Amendment, payable to holders of Public Shares (other than Public Shares held by affiliates of the Company), is fair from a financial point of view to such holders. The Company shall deliver an executed copy of the written opinion received from Goldman, Sachs & Co. to the Parents promptly upon receipt thereof.
     SECTION 2.11. Amendments to introductory paragraph of Article V. The introductory paragraph of Article V shall be deleted and replaced in its entirety with the following:
“Except as disclosed in the separate disclosure schedule which has been delivered by the Parents to the Company prior to the execution of this Agreement (the “Mergerco Disclosure Schedule” or, with respect to New Holdco the “Second Amendment Disclosure Letter”) (provided that any information set forth in one Section of the Mergerco Disclosure Schedule or Second Amendment Disclosure Letter will be deemed to apply to each other Section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other Section or subsection readily apparent), the Parents, New Holdco and Mergerco hereby jointly and severally represent and warrant to the Company as follows:”
     SECTION 2.12. Amendment to Section 5.01. The following provisions shall be added to the end of Section 5.01.
“New Holdco is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and it has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its business as it is now being conducted, except where the failure to have such governmental approvals would not have, individually or in the aggregate, a New Holdco Material Adverse Effect. New Holdco is qualified or licensed as a foreign corporation to do business, and, if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, a New Holdco Material Adverse Effect.”
     SECTION 2.13. Amendment to Section 5.02. The current Section 5.02 shall be numbered subsection (a) and the following provisions shall be added as a new subsection (b):
“Included as Section 5.02 of the Second Amendment Disclosure Letter is a complete and correct copy of the certificate of incorporation and the bylaws (or equivalent organizational documents) each as amended to date, of New Holdco (collectively, the “New Holdco Organizational Documents”). The New Holdco Organizational Documents shall be in full force and effect at or prior to the Effective Time. Neither New Holdco, nor to the knowledge of the Parents the other parties thereto, shall be in violation of any provision of the New Holdco Organizational Documents, as applicable, at any time after the New Holdco Organizational Documents become effective, and prior to the Effective Time, except as would not have, individually or in the aggregate, a New Holdco Material Adverse Effect.”
     SECTION 2.14. Amendment of Section 5.04. Section 5.04 shall be amended by adding a reference to “, New Holdco” after each reference to “Parents” other than the third reference, a reference to “or New Holdco” shall be added after the third reference to “Mergerco”.
     SECTION 2.15. Amendment of Section 5.06. Section 5.06 shall be amended by adding a reference to “, New Holdco” after the second reference to “Parents”.
     SECTION 2.16. Amendment of Section 5.07. Section 5.07 of the Agreement is amended and restated in its entirety to read as follows:
          “Section 5.07 Available Funds.
          (a) Section 5.07(a) of Second Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the date of this Second Amendment, of executed commitment letters from the parties listed in Section 5.07(a) of the Second Amendment Disclosure Letter dated as of the date this Second Amendment (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Section 5.07(a) of the Second Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the date of this Second Amendment, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) pursuant to which the investors listed in Section 5.07(a) of the Second Amendment Disclosure Letter (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).
     (b) As of the date of this Second Amendment, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. As of the date of this Second Amendment, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the Parents, Mergerco and New Holdco, as applicable, and to the Parents’ and Mergerco’s knowledge, the other parties thereto. Except as set forth in the Financing Commitments, there are no (i) conditions precedent to the respective obligations of the Investors to fund the full amount of the Equity Financing; (ii) conditions precedent to the respective obligations of the lenders specified in the Debt Commitment Letter to fund the full amount of the Debt Financing; or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing Commitments to which either Parent, New Holdco, Mergerco or any of their respective affiliates is a party that would permit the lenders specified in the Debt Commitment Letters or the Investors providing the Equity Commitment Letters to reduce the total amount of the Financing (other than retranching, reallocating or replacing the Debt Financing in a manner that does not reduce the aggregate amount of the Debt Financing), or that would materially affect the availability of the Debt Financing or the Equity Financing. As of the date of this Second Amendment, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parents, New Holdco or Mergerco under any term or condition of the Financing Commitments, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article II hereof, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, the Parents, New Holdco and Mergerco have no reason to believe that Mergerco or New Holdco will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Each of the Parents, New Holdco and Mergerco have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid by it on or before the date of this Second Amendment. Subject to the terms and conditions of this Agreement and as of the date of this Second Amendment, assuming the funding of the Financing in accordance with the terms and conditions of the Financing Commitments, the aggregate proceeds from the Financing constitute all of the financing required to be provided by Mergerco and New Holdco for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of the Parents’, New Holdco’s and Mergerco’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Mergerco or the Company required in connection therewith).
          (c) From and after the date hereof, Mergerco, New Holdco, the Parents, any Investor and their respective affiliates shall not enter into any discussions, negotiations, arrangements, understanding or agreements with respect to the Equity Financing with those persons identified on Section 5.07(c) of the Company Disclosure Schedule.”
     SECTION 2.17. Amendment to Section 5.09. Section 5.09 shall be deleted and replaced in its entirety with the following:
          “Section 5.09 Capitalization of Mergerco and New Holdco. As of the Closing Date and immediately prior to Effective Time and the exchange of Rollover Shares contemplated by Section 3.08, (i) the capital stock of Mergerco (the “Mergerco Shares”) then outstanding will be wholly owned, directly or indirectly, by New Holdco, (ii) the capital stock of each New Holdco subsidiary, other than Mergerco (the “New Holdco Subsidiaries” and the “New Holdco Subsidiaries Shares”) then outstanding will be wholly owned, directly or indirectly, by New Holdco and (iii) the capital stock of New Holdco (the “New Holdco Shares”) then outstanding (which would exclude shares to be issued as Stock Consideration and Rollover Shares) will be held by the persons listed on Section 5.09 of the Second Amendment Disclosure Letter (or persons to whom such persons have assigned some or all of their right to purchase New Holdco Shares in compliance with the provisions of this Agreement) (each such Investor, a “New Equity Investor” and each such New Equity Investor’s equity commitment letter, a “New Equity Commitment Letter”). All New Holdco Shares issued at or in connection with the Closing will have rights, preferences and privileges identical to, and pari passu with, the New Holdco Common Stock issued as Stock Consideration except that shares issued as Stock Consideration will be entitled to one vote per share and shares not issued as Stock Consideration may differ with respect to voting rights per share so long as the aggregate voting rights of all such shares do not exceed the aggregate number of such shares. Each share of New Holdco Common Stock to be issued as part of the Stock Consideration will be duly authorized, validly issued, fully paid and non assessable and not subject to preemptive rights. Other than as set forth on Section 5.09 of the Second Amendment Disclosure Letter, as of the date hereof, no person who holds shares of record or beneficially has an Attributable Interest in Mergerco, New Holdco Subsidiaries or New Holdco. Except for this Agreement and as provided in this Agreement, the Equity Commitment Letters or the New Equity Commitment Letters, if any: (i) there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Mergerco Shares or any capital stock equivalent or other nominal interest in Mergerco (the “Mergerco Equity Interests”), or the New Holdco Subsidiaries Shares or any capital stock equivalent or other nominal interest in New Holdco Subsidiaries (the “New Holdco Subsidiaries Equity Interests”) or the New Holdco Shares or any capital stock equivalent or other nominal interest in New Holdco (the “New Holdco Equity Interests”), pursuant to which Mergerco, any New Holdco Subsidiary or New Holdco, as applicable, is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Mergerco Equity Interests, New Holdco Subsidiaries Equity Interests or New Holdco Equity Interests, as applicable; and (ii) there are no contracts or commitments to which Mergerco, any

New Holdco Subsidiary or New Holdco is a party relating to the sale or transfer of any equity securities or other securities of Mergerco, New Holdco Subsidiaries or New Holdco. Mergerco, New Holdco Subsidiaries and New Holdco were formed solely for the purpose of engaging in the transactions contemplated hereby, and Mergerco, New Holdco Subsidiaries and New Holdco have not conducted any business prior to the date hereof and have no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. Assuming for purposes of this representation that a number of shares equal to the Maximum Stock Election Number is issued as Stock Consideration pursuant to Section 3.01(b), immediately after the Effective Time the Maximum Stock Election Number will represent approximately 30% of the issued and outstanding common stock of New Holdco. Immediately after the Effective Time, zero shares of New Holdco preferred stock will be outstanding.”
     SECTION 2.18. Amendment to Section 5.10. The current Section 5.10 shall be amended by adding “or New Holdco’s Expenses” after the reference to “Mergerco’s Expenses”.
     SECTION 2.19. Amendment to Section 5.11. Section 5.11 shall be deleted and replaced in its entirety with the following:
          “SECTION 5.11 Information Supplied. None of the information supplied or to be supplied by the Parents, Mergerco or New Holdco for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Parents, Mergerco or New Holdco for inclusion or incorporation by reference in the Form S-4 will, at the time it is filed with the SEC, and at any time it is amended or supplemented, or at the date it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by Parents with respect to statements made therein based on information supplied in writing by the Company specifically for inclusion in such documents. The SEC Filings made by Parents will comply in all material respects with the provisions of the Exchange Act.”
     SECTION 2.20. Amendment to Section 5.12. Section 5.12 shall be amended by adding a reference to “, New Holdco’s” after the first reference to “Parents’” and a reference to “and New Holdco” after the reference to “the Surviving Corporation”.
     SECTION 2.21. Amendment to Section 5.13. Section 5.13 shall be amended by adding a reference to “, New Holdco” after the first, third and fourth references to “Mergerco” and “or New Holdco” after the second reference to Mergerco.

     SECTION 2.22. Additional Representations and Warranties of Parents, Mergerco and New Holdco. The Parents, Mergerco and New Holdco hereby jointly and severally represent and warrant to the Company as follows:
          (a) Authority Relative to Second Amendment. The Parents, Mergerco and New Holdco have all necessary power and authority to execute and deliver this Second Amendment, to perform their respective obligations hereunder. The execution and delivery of this Second Amendment by the Parents, Mergerco and New Holdco have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco and New Holdco, and no other corporate proceedings on the part of the Parents, Mergerco or New Holdco are necessary to authorize the execution and delivery of this Second Amendment. This Second Amendment has been duly and validly executed and delivered by the Parents, Mergerco and New Holdco and, assuming the due authorization, execution and delivery by the Company, this Second Amendment constitutes a legal, valid and binding obligation of the Parents, Mergerco and New Holdco, enforceable against the Parents, Mergerco and New Holdco in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).
     SECTION 2.23. Amendment to Section 6.01 of the Agreement. The introductory paragraph of Section 6.01 is amended by adding a reference to “, New Holdco” after the first reference to “Parents” in the final clause.
     SECTION 2.24. Amendment to Section 6.01(f) of the Agreement. Section 6.01(f)(iv)(z) is amended by deleting the words, “date hereof” and replacing them with the words, “date of the Amendment” and adding a reference to “, Mergerco or New Holdco” after the reference to Parents.
     SECTION 2.25. Amendment to Section 6.03(a).
          (a) The following sentence shall be added as the second sentence to Section 6.03(a):
“As soon as reasonably practicable following the date of this Second Amendment, the Parents and the Company shall prepare and shall cause to be filed with the SEC the Form S-4, including the Proxy Statement.”
          (b) The following sentence shall be added as the penultimate sentence of Section 6.03(a):
“None of the information with respect to the Company or its subsidiaries to be included in the Form S-4 or any amendments or supplements thereto, will at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, at the time the Form S-4 or Proxy Statement or any amendment or supplement thereto is filed with the SEC, at the time of the Shareholders’ Meeting, at the time the Form S-4 (and any amendments or supplements thereto) is filed, or at the time the Form S-4 becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.”
     SECTION 2.26. Amendment to Section 6.03(b).
          (a) Section 6.03(b) is amended by adding a reference to “New Holdco,” after the reference to “Parents” in the first sentence.
          (b) The following clause shall be added as the final sentence of Section 6.03(b):
“None of the information with respect to the Parents, Mergerco, New Holdco or their respective subsidiaries specifically provided in writing by the Parents or any person authorized to act on their behalf for inclusion in the Form S-4 will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, at the time of the Shareholders’ Meeting, at the time the Form S-4 (and any amendments or supplements thereto) is filed, and at the time such Form S-4 becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.”
     SECTION 2.27. Amendment to Section 6.03(c).
          (a) The clause “and the Form S-4” shall be added after the first and second references to “Proxy Statement” and the clause “, Form S-4” shall be added after the third reference to “Proxy Statement” Section 6.03(c).
          (b) The following sentence shall be added as the final sentence to such Section:
“The Company and Parents shall use reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as reasonably practicable after the date of the Second Amendment.”
     SECTION 2.28. Amendment to Section 6.03(d). Section 6.03(d) is hereby amended by adding a reference to “or New Holdco” after the first reference to “Mergerco”, a reference to “or New Holdco’s” after the second reference to “Mergerco’s”, a reference to “and the Form S-4” after the third reference to “Proxy Statement” and a reference to “or the Form S-4” after the fourth and fifth references to “Proxy Statement”.
     SECTION 2.29. Amendment to Section 6.03(e). Section 6.03(e) is hereby deleted and replaced in its entirety with the following:
     “(e) As soon as reasonably practicable after the date of this Second Amendment, the Company and New Holdco shall prepare and shall cause to be filed with the SEC a Form S-4 and proxy supplement in accordance with the provisions of Section 6.03(a) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger. The Company and New Holdco shall include the text of this Agreement and the Company shall include the recommendation of the Board of Directors of the Company that the Company’s shareholders approve and adopt this Agreement (it being expressly acknowledged and agreed that the Board of Directors has not, and will not, make any recommendation with respect to the Stock Consideration or the New Holdco Common Stock). The Company and New Holdco shall use their reasonable best efforts to have the Proxy Statement cleared and the Form S-4 declared effective by the SEC as soon as reasonably practicable after it is filed with the SEC. In connection with the Proxy Statement and Form S-4, contemplated by this Section 6.03(e), the Company, Parents and New Holdco shall (i) respond as promptly as reasonably practicable to any comments of the SEC; (ii) promptly notify the other parties upon receipt of any comments of the SEC or its staff or any request for amendments or supplements to the Proxy Statement of Form S-4 or of the issuance of any stop order, of the suspension of the qualification of the New Holdco Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction; (iii) consult with one another prior to responding to any such comments or filing any such amendment or supplement; (iv) provide each other with copies of all correspondence between any of such parties or their Representatives and the SEC; and (v) within five (5) days after the Proxy Statement and Form S-4 prepared in accordance with Section 6.03(b) and this Section 6.03(e) has been cleared by the SEC and the Form S-4 declared effective, the Company shall mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting. Prior to the effective date of the Form S-4, New Holdco and the Company shall use commercially reasonable efforts to comply with all applicable requirements of Law in connection with the registration and qualification of the Stock Consideration to be issued in connection with the Merger.”
     SECTION 2.30. Amendments to Section 6.04 of the Agreement. Subject to any actions taken by the SEC, as contemplated by Section 2.05 above, the Shareholders’ Meeting referred to in Section 6.04 of the Agreement shall be postponed, convened and held as set forth in Section 6.03(e) above.
     SECTION 2.31. Amendment to Section 6.05(b) of the Agreement. Section 6.05(b) of the Agreement is amended by adding a reference to “New Holdco’s,” before each reference to “Mergerco’s” in clause (ii).
     SECTION 2.32. Amendment to Section 6.07(d) of the Agreement. Section 6.07(d) of the Agreement is amended by adding a reference to “, New Holdco” after each reference to “Parents” in clause (i).
     SECTION 2.33. Amendment to Section 6.07(h) of the Agreement. Section 6.07(h) of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Parents” in the first sentence.

     SECTION 2.34. Amendment to Section 6.09 of the Agreement. Section 6.09 of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Surviving Corporation” in clause (i) of the first sentence.
     SECTION 2.35. Amendment to Section 6.12(a) of the Agreement. Section 6.12(a) of the Agreement is deleted and hereby replaced in its entirety with the following:
“(a) shall not amend or otherwise change any of the Mergerco Organizational Documents or the New Holdco Organizational Documents if such amendment or change (i) would be likely to prevent or materially delay the consummation of the transactions contemplated hereby or (ii) would change the rights, preferences or privileges of any share of New Holdco Common Stock in any material respect that would render the representations and warranties contained in Section 5.09 of this Agreement to be untrue or inaccurate at the Effective Time”.
     SECTION 2.36. Amendment to Section 6.13 of the Agreement. Section 6.13 of the Agreement is deleted and hereby replaced in its entirety with the following:
ARTICLE 1 “SECTION 6.13 FINANCING.
          (a) Mergerco and the Parents shall use their reasonable best efforts to (i) arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, (ii) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (iii) satisfy on a timely basis all conditions applicable to the Parents or Mergerco in such definitive agreements that are within their control, (iv) consummate the Financing no later than the Closing, and (v) enforce their rights under the Financing Commitments. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) the Parents shall promptly notify the Company, and (B) Mergerco and the Parents shall use their reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as whole, that are no more adverse to the Company, as promptly as practicable following the occurrence of such event but in no event later than the last day of the Marketing Period, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to this Section 6.13(a) being referred to as the “Financing Agreements”). For the avoidance of doubt, in the event that (x) all or any portion of any offering or issuance of any high yield debt securities contemplated by the Financing Commitments or any alternative debt securities therefor (collectively, the “High Yield Financing”), has not been consummated; and (y) all conditions set forth in Article VII hereof have been satisfied or waived (other than conditions set forth in Section 7.02(c) and Section 7.03(d)) and (z) the bridge facilities contemplated by the Financing Commitments are available on terms and conditions described in the Financing Commitments, then Mergerco shall agree to use the bridge facility contemplated by the Debt Commitment Letters, if necessary, to replace such High Yield Financing no later than the last date of the Marketing Period. In furtherance of the provisions of this Section 6.13(a), one or more Debt Commitment Letters may be amended, restated, supplemented or otherwise modified, superseded or replaced to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letters as of the date hereof, to increase the amount of indebtedness or otherwise replace one or more facilities with one or more new facilities or financings or modify one or more facilities to replace or otherwise modify the Debt Commitment Letters, or otherwise in a manner not less beneficial in the aggregate to Mergerco, New Holdco and the Parents (as determined in the reasonable judgment of the Parents) (the “New Debt Financing Commitments”), provided that the New Debt Financing Commitments shall not (i) adversely amend the conditions to the Debt Financing set forth in the Debt Commitment Letters, in any material respect, (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of available Debt Financing (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable in any material respect to Mergerco and New Holdco than the terms set forth in the Equity Commitment Letters or one or more new debt facilities pursuant to the new debt facilities pursuant to the New Debt Financing Commitments.) Upon and from and after each such event, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letters that are not so superseded or replaced at the time in question and the New Debt Financing Commitments to the extent then in effect. For purposes of this Agreement, “Marketing Period” shall mean the first period of twenty-five (25) consecutive business days throughout which (A) Mergerco and the Parents shall have the Required Financial Information that the Company is required to provide Mergerco and the Parents pursuant to Section 6.13(b), and (B) the conditions set forth in Section 7.01 or Section 7.02 (other than Section 7.02(c)) shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.02 (other than Section 7.02(c)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty-five (25) consecutive business day period; provided, however, that if the Marketing Period has not ended on or prior to August 17, 2007, the Marketing Period shall commence no earlier than September 4, 2007 or if the Marketing Period has not ended on or prior to December 14, 2007, the Marketing Period shall commence no earlier than January 7, 2008. The Parents shall (x) furnish complete and correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any material breach by any party of any of the Financing Commitments, any New Debt Financing Commitment or the Financing Arrangements of which the Parents become aware or any termination thereof, and (z) otherwise keep the Company reasonably informed of the status of the Parents’ efforts to arrange the Financing (or any replacement thereof).
     (b) The Company shall, and shall cause its subsidiaries, and their respective officers, employees, consultants and advisors, including legal and accounting of the Company and its subsidiaries at the Parents’ sole expense, to cooperate in connection with the arrangement of the Debt Financing (which shall include for the avoidance of doubt and purposes hereof, the High Yield Financings) as may be reasonably requested in advance written notice to the Company provided by Mergerco or the Parents (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or otherwise impair, in any material respect, the ability of any officer or executive of the Company or Outdoor Holdings to carry out their duties to the Company and to Outdoor Holdings, respectively). Such cooperation by the Company shall include, at the reasonable request of Mergerco or the Parents, (i) agreeing to enter into such agreements, and to execute and deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), including certificates of the chief financial officer of the Company or any subsidiary with respect to solvency matters and as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time; (ii) (x) preparing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate any High Yield Financing, all as may be reasonably requested by Mergerco or the Parents and (y) delivery of audited consolidated financial statements of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007 (together with the materials in clause (x), the “Required Financial Information”), which Required Financial Information shall be Compliant; (iii) making the Company’s Representatives available to assist in the Financing, including participation in a reasonable number of meetings, presentations (including management presentations), road shows, drafting sessions, due diligence sessions and sessions with rating agencies, including one or more meetings with prospective lenders, and assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the Financing; (iv) reasonably cooperating with the marketing efforts of the Financing; (v) ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries (vi) using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance as requested by Mergerco or the Parents along with such assistance and cooperation from such independent accountants and other professional advisors as reasonably requested by Mergerco or the Parents; (vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Financing to (A) evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time; and (viii) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including obtaining any rating agencies’ confirmations or approvals for the Financing. The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Financing. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time. The Parents shall, promptly upon request by the Company following the valid termination of this Agreement (other than in accordance with Section 8.01(i), reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its subsidiaries in connection with such cooperation. The Parents shall indemnify and hold harmless the Company and its subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). As used in this Section 6.13(b), “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and it subsidiaries necessary in order to make such

Required Financial Information not misleading and is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing (including the High Yield Financing) contemplated by the Debt Commitment Letters.”
     SECTION 2.37. Addition of Section 6.18. The following shall be added as Section 6.18 of the Agreement:
          “Section 6.18 Tax Free Qualification for Stock Election. Parents and Company shall not, and shall not permit any of their Subsidiaries to, take or cause to be taken any action, other than any actions expressly contemplated by this Agreement or the Equity Commitment Letters, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the exchange of shares of Company Common Stock for New Holdco Common Stock pursuant to the Merger and a Stock Election (other than Net Electing Option Shares), taken together with the exchange of the Rollover Shares and the Equity Financing, from qualifying as an exchange described in Section 351 of the Code.”
     SECTION 2.38. Addition of Section 6.19. The following shall be added as Section 6.19 of the Agreement:
          “Section 6.19 Fees. The transaction fees payable to Parents or their Affiliates at or prior to the Closing will not exceed $87.5 million. Following the Closing, unless otherwise unanimously approved by the Independent Directors, the Company will not pay management, transaction, monitoring or any other fees to the Parents or their Affiliates except pursuant to an arrangement or structure whereby public shareholders of New Holdco are made whole for the portion of such fees paid by the Company that would otherwise be proportionate to their share holdings.”
     SECTION 2.39. Addition of Section 6.20. The following shall be added as Section 6.20 of the Agreement:
          “Section 6.20 Board of Directors. Immediately following the Closing, the board of directors of the Company will include at least two (2) Independent Directors.
     SECTION 2.40. Addition of Section 6.21. The following shall be added as Section 6.21 of the Agreement:
          “Section 6.21 Registration. New Holdco agrees that it will use reasonable efforts to maintain the registration of the New Holdco Common Stock under Section 12 of the Exchange Act for two years after the Effective Time except for any deregistration in connection with any sale, recapitalization or similar extraordinary corporate transaction.
     SECTION 2.41. Amendment to Section 7.02 of the Agreement. The introductory sentence of Section 7.02 of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Parents”.

     SECTION 2.42. Amendment to Section 7.03(a) of the Agreement. Section 7.03(a) of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Parents” in the first sentence.
     SECTION 2.43. Amendment to Section 7.03(b) of the Agreement. Section 7.03(b) of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Parents”.
     SECTION 2.44. Amendment to Section 8.01(e) of the Agreement. Section 8.01(e) of the Agreement is amended by adding a reference to “, New Holdco” after each reference to “Mergerco”.
     SECTION 2.45. Amendment to Section 8.01(f) of the Agreement. Section 8.01(f) of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Mergerco” in clause (ii).
     SECTION 2.46. Amendment to Section 8.01(g) of the Agreement. The clause “by the Parents if they and Mergerco” in Section 8.01(g) of the Agreement is hereby deleted and replaced with the following: “by the Parents if they, New Holdco and Mergerco”.
     SECTION 2.47. Amendment to Section 8.01(i). Section 8.01(i) shall be amended by adding a reference to “and Form S-4” after the reference to “Proxy Statement”.
     SECTION 2.48. Amendment to Section 8.02(a) of the Agreement. Section 8.02(a) is hereby amended by adding a reference to “, New Holdco” after each reference to “Mergerco” in the final paragraph of Section 8.02(a).
     SECTION 2.49. Amendment to Section 8.02(b)(i) of the Agreement. Section 8.02(b)(i) is hereby amended by adding a reference to “, New Holdco” after the first and fifth reference to “Mergerco” and a reference to “, New Holdco’s” after the second and fourth reference to “Mergerco”.
     SECTION 2.50. Amendment to Section 8.02(b)(ii) of the Agreement. Section 8.02(b)(ii) is hereby amended by adding a reference to “, New Holdco” after the first reference to “Mergerco”.
     SECTION 2.51. Amendment to Section 8.02(b) of the Agreement. The final paragraph of Section 8.02(b) is hereby amended by adding a reference to “, New Holdco” after each reference to “Mergerco” other than references to “Mergerco” in the defined term “Mergerco Termination Fee”.
     SECTION 2.52. Amendment to Section 8.02(d) of the Agreement. Section 8.02(d) is hereby amended by adding a reference to “, New Holdco” after the first, second, fifth, seventh and eighth reference to “Mergerco”.
     SECTION 2.53. Amendment to Section 8.04 of the Agreement. Section 8.04 is hereby amended by adding a reference to “, New Holdco” after the reference to “Mergerco” in the third sentence.

     SECTION 2.54. Amendment to Section 9.02 of the Agreement. Section 9.02 is hereby amended by replacing “if to the Parents or Mergerco:” with the following: “if to the Parents, Mergerco or New Holdco”.
     SECTION 2.55. Amendment to Section 9.05 of the Agreement. Section 9.05 is hereby deleted and replaced in its entirety with the following:
          “Section 9.05 Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, that (i) Mergerco may assign any of its rights and obligations to any direct or indirect wholly owned subsidiary of New Holdco, but no such assignment shall relieve Mergerco of its obligations hereunder and (ii) New Holdco may assign any of its rights and obligations to any direct or indirect wholly owned subsidiary of New Holdco, but no such assignment shall relieve New Holdco of its obligations hereunder. Further, the Company acknowledges and agrees that Mergerco may (i) elect to transfer its equity interests to any of its respective affiliates or direct or indirect wholly owned subsidiaries; provided that each of such direct or indirect subsidiaries will be wholly owned by New Holdco or subsidiaries of New Holdco, (ii) reincorporate in Texas or (iii) merge with or convert into a Texas corporation created solely for the purpose of the Merger, and any such transfer, reincorporation, merger or conversion shall not result in a breach of any representation, warranty or covenant of Mergerco, New Holdco and/or the Parents herein. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.”
     SECTION 2.56. Amendment to Section 9.08(a)(i) of the Agreement. Section 9.08(a)(i) is hereby amended by replacing the clause “the maximum aggregate liability of Mergerco” with the following: “the maximum aggregate liability of Mergerco and New Holdco”. Amendment to Section 9.08(a)(iv) of the Agreement. Section 9.08(a)(iv) is hereby amended by adding a reference to “, New Holdco” after “Mergerco” in clause (iv).
     SECTION 2.57. Amendment to Section 9.08(b), (c) and (d) of the Agreement. Section 9.08(b), Section 9.08(c) and Section 9.08(d) are hereby amended by adding a reference to “, New Holdco” after each reference to “Mergerco”.
     SECTION 2.58. Amendment to Appendix A.
          (a) The definition of “Additional Per Share Consideration” is amended by deleting “$39.00” and replacing such amount with “$39.20.”
          (b) The following definition of “Affiliated Holder” is added to Appendix A immediately following the definition of “affiliate”:
“Affiliated Holder” shall mean each Person listed on Schedule 1 hereto, each of such Person’s heirs and successors, and any person to whom such Person assigns shares where such transferee agrees to bound by the letter agreement entered into by such holder pursuant to Section 3.01(b)(ii) hereof.

          (c) The following definition of “Alien Entity” shall be added to Appendix A immediately following the definition of “Agreement”:
“Alien Entity” shall have the meaning set forth in the definition of Non-U.S. Person.
          (d) The following definition of “Book Entry Share” shall replace the definition of Book Entry Share in Appendix A:
“Book Entry Share” means a book-entry share which immediately prior to the Effective Time represented a share of Company Common Stock.
          (e) The following definition of “Capped Holder” is added to Appendix A immediately following the definition of “business day”:
“Capped Holder” shall have the meaning set forth in Section 3.01(g)(iii).
          (f) The following definition of “Cash Consideration” is added to Appendix A immediately following the definition of “Capped Holder”:
“Cash Consideration” shall have the meaning set forth in Section 3.01(b)(i).
          (g) The following definition of “Cash Consideration Share” is added to Appendix A immediately following the definition of “Cash Consideration”:
“Cash Consideration Share” shall mean each share of Company Common Stock for which Parents pay Cash Consideration pursuant to Section 3.01(b) and Section 3.01(g).
          (h) The following definition of “Cash Election” is added to Appendix A immediately following the definition of “Cash Consideration Share”:
“Cash Election” shall have the meaning set forth in Section 3.01(c)(i).
          (i) The following definition of “Certificate” shall replace the definition of Certificate in Appendix A:
“Certificate” means a certificate which immediately prior to the Effective Time represented a share of Company Common Stock.
          (j) The definition of “Competing Proposal” is amended by adding a reference to “, New Holdco” after the reference to Parents.
          (k) The definition of “Contacted Parties Proposal” is amended by adding a reference to “, New Holdco” after the reference to Parents.
          (l) The following definition of “Election Deadline” is added to Appendix A immediately following the definition of “Effective Time”:

“Election Deadline” shall have the meaning set forth in Section 3.01(d)
          (m) The following definition of “Election Form Record Date” is added to Appendix A immediately following the definition of “Election Deadline”:
“Election Form Record Date” shall have the meaning set forth in Section 3.01(d).
          (n) The following definition of “Elections” is added to Appendix A immediately following the definition of “Election Form Record Date”:
“Elections” shall have the meaning set forth in Section 3.01(c)(i).
          (o) The definition of “Expenses” in Appendix A shall be amended by adding a reference to “and Form S-4” after the reference to “Proxy Statement”.
          (p) The following definition of “Final Return Shares” is added to Appendix A immediately following the definition of “Financing Commitments”:
“Final Return Shares” shall have the meaning set forth in Section 3.01(g)(vi).
          (q) The following definition of “Final Stock Election” is added to Appendix A immediately following the definition of “Final Return Shares”:
“Final Stock Election” shall have the meaning set forth in Section 3.01(g)(viii).
          (r) The following definition of “Final Stock Election Notice” is added to Appendix A immediately following the definition of “Final Stock Election”:
“Final Stock Election Notice” shall have the meaning set forth in Section 3.01(d).
          (s) The following definition of “Final Stock Election Shares” is added to Appendix A immediately following the definition of “Final Stock Election Notice”:
“Final Stock Election Shares” shall have the meaning set forth in Section 3.01(g)(vi).
          (t) The following definition of “First Allocation Distributable Shares” is added to Appendix A immediately following the definition of “Final Stock Election Shares”:
“First Allocation Distributable Shares” shall have the meaning set forth in Section 3.01(g)(ii).
          (u) The following definition of “First Allocation Stock Election Shares” is added to Appendix A immediately following the definition of “First Allocation Distributable Shares”:

“First Allocation Stock Election Shares” shall have the meaning set forth in Section 3.01(g)(iii).
          (v) The following definition of “First Individual Cutback Shares” is added to Appendix A immediately following the definition of “First Allocation Stock Election Shares”:
“First Individual Cutback Shares” shall have the meaning set forth in Section 3.01(g)(iii).
          (w) The following definition of “First Prorated Returned Shares” is added to Appendix A immediately following the definition of “First Individual Cutback Shares”:
“First Allocation Returned Shares” shall have the meaning set forth in Section 3.01(g)(ii).
          (x) The following definition of “Form of Election” is added to Appendix A immediately following the definition of “Foreign Antitrust Laws”:
“Form of Election” shall have the meaning set forth in Section 3.01(c)(i).
          (y) The following definition of “Form S-4” is added to Appendix A immediately following the definition of “Form of Election”:
“Form S-4” shall have the meaning set forth in Section 4.12.
          (z) The following definition of “Gross Electing Option Shares” is added to Appendix A immediately following the definition of “Governmental Authority”:
“Gross Electing Option Shares” shall have the meaning set forth in Section 3.01(c)(ii).
          (aa) The following definition of “Independent Directors” is added to Appendix A immediately following the definition of “Indenture”:
“Independent Directors” shall mean members of the board of directors of the Company who are not representatives of the Parents or their Affiliates or employees (including former employees) of the Company.
          (bb) The following definition of “Individual Cap” is added to Appendix A immediately following the definition of “Independent Director”:
“Individual Cap” shall have the meaning set forth in Section 3.01(g).
          (cc) The following definition of “Irrevocable Option Election” is added to Appendix A immediately following the definition of “Individual Cap”:
“Irrevocable Option Election” shall have the meaning set forth in Section 3.01(c)(ii).

          (dd) The following definition of “Letter of Transmittal” is added to Appendix A immediately following the definition of “Law”:
“Letter of Transmittal” means a letter prepared by the Paying Agent, with reasonable approval of New Holdco and the Company, which shall, among other things, (x) specify that delivery of Certificates and Book Entry Shares be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.04 hereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as New Holdco and the Company may reasonably specify and (y) include instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall be converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery).
          (ee) The following definition of “Maximum Stock Election Number” is added to Appendix A immediately following the definition of “LMA”:
“Maximum Stock Election Number” shall have the meaning set forth in Section 3.01(g).
          (ff) The following definition of “Merger Consideration” shall replace the definition of “Merger Consideration” in Appendix A:
“Merger Consideration” shall have the meaning set forth in Section 3.01(b)(i).
          (gg) The following definition of “Net Electing Option Shares” is added to Appendix A immediately following the definition of “Multiemployer Plan”:
“Net Electing Option Shares” shall have the meaning set forth in Section 3.01(c)(ii).
          (hh) The following definition of “New Holdco Common Stock” is added to Appendix A immediately following the definition of “New Debt Financing Commitments”:
“New Holdco Common Stock” shall mean the Class A Common Stock, par value $0.001 per share, of New Holdco.
          (ii) The following definition of “New Holdco Equity Interests” is added to Appendix A immediately following the definition of “New Debt Financing Commitments”:
“New Holdco Equity Interests” shall have the meaning set forth in Section 5.09.

          (jj) The following definition of “New Holdco Material Adverse Effect” shall replace the definition of “Mergerco Material Adverse Effect” in Appendix A and all references to “Mergerco Material Adverse Effect” shall be replaced with reference to “New Holdco Material Adverse Effect”:
“New Holdco Material Adverse Effect” shall mean any event, state of facts, circumstance, development, change, effect or occurrence that is materially adverse to the business, financial condition or results of operations of New Holdco and New Holdco’s subsidiaries taken as a whole or may reasonably be expected to prevent or materially delay or materially impair the ability of New Holdco or any of its subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement.
          (kk) The following definition of “New Holdco Organizational Documents” is added to Appendix A immediately following the definition of “New Holdco Common Stock”:
“New Holdco Organizational Documents” shall have the meaning set forth in Section 5.02(b).
          (ll) The following definition of “New Holdco Shares” is added to Appendix A immediately following the definition of “New Holdco Organizational Documents”:
“New Holdco Shares” shall have the meaning set forth in Section 5.09.
          (mm) The following definition of “New Holdco Subsidiaries” is added to Appendix A immediately following the definition of “New Holdco Shares”:
“New Holdco Subsidiaries” shall have the meaning set forth in Section 5.09.
          (nn) The following definition of “New Holdco Subsidiaries Equity Interests” is added to Appendix A immediately following the definition of “New Holdco Shares”:
“New Holdco Subsidiaries Equity Interests” shall have the meaning set forth in Section 5.09.
          (oo) The following definition of “New Holdco Subsidiaries Shares” is added to Appendix A immediately following the definition of “New Holdco Subsidiaries Equity Interests”:
“New Holdco Subsidiaries Shares” shall have the meaning set forth in Section 5.09.
          (pp) The following definition of “Non-U.S. Person” is added to Appendix A immediately following the definition of “No-Shop Period Start Date” in Appendix A:
“Non-U.S. Person” means any Person who:

     (i) is a natural person who either is not a citizen of the United States or is acting at the direction and behest of a foreign government, foreign entity or foreign individual as its agent for purposes of this transaction; or
     (ii) is not a natural person and is:
(a) a partnership, limited liability company, corporation, joint-stock company or association controlled by persons not citizens of the United States or entities organized under the laws of a foreign country;
(b) a foreign government;
(c) a partnership, limited liability company, corporation, joint-stock company or association controlled directly or indirectly by one or more of the above,
(Any person or entity described in paragraphs 1 or 2 (a)-(c) above is referred to hereafter as an “Alien Entity.”)
(d) has direct or indirect ownership by Alien Entities that, in the aggregate, exceeds 25%, or
(e) has voting or other control rights exercised directly or indirectly by Alien Entities that, in the aggregate, exceed 25%.
          (qq) The following definition of “Option Cash Payment” shall replace the definition of “Option Cash Payment” in Appendix A:
“Option Cash Payment” shall have the meaning set forth in Section 3.03(a).
          (rr) The following definition of “Proration Factor” is added to Appendix A immediately following the definition of “person”:
“Proration Factor” shall have the meaning set forth in Section 3.01(g)(ii).
          (ss) The following definition of “Public Share” is added to Appendix A immediately following the definition of “Proxy Statement”:
“Public Share” shall mean each share of Company Common Stock outstanding immediately prior to the Effective Time other than a Dissenting Share, Rollover Share or share that is cancelled pursuant to Section 3.01(a).
          (tt) The following definition of “Second Allocation” is added to Appendix A immediately following the definition of “SEC Filings”:
“Second Allocation” shall have the meaning set forth in Section 3.01(g)(iii).

          (uu) The following definition of “Second Allocation Distributable Shares” is added to Appendix A immediately following the definition of “Second Allocation”:
“Second Allocation Distributable Shares” shall have the meaning set forth in Section 3.01(g)(iv).
          (vv) The following definition of “Second Allocation Participant” is added to Appendix A immediately following the definition of “Second Allocation Distributable Shares”:
“Second Allocation Participant” shall have the meaning set forth in Section 3.01(g)(iii).
          (ww) The following definition of “Second Allocation Shares” is added to Appendix A immediately following the definition of “Second Allocation Participant”:
“Second Allocation Shares” shall have the meaning set forth in Section 3.01(g)(iii).
          (xx) The following definition of “Second Allocation Stock Election Shares” is added to Appendix A immediately following the definition of “Second Allocation Shares”:
“Second Allocation Stock Election Shares” shall have the meaning set forth in Section 3.01(g)(v).
          (yy) The following definition of “Second Amendment Disclosure Letter” is added to Appendix A immediately following the definition of “Second Allocation Stock Election Shares”:
“Second Amendment Disclosure Letter” shall have the meaning set forth in the introductory paragraph of Article V.
          (zz) The following definition of “Second Individual Cutback Shares” is added to Appendix A immediately following the definition of “Second Amendment Disclosure Letter”:
“Second Individual Cutback Shares” shall have the meaning set forth in Section 3.01(g)(v).
          (aaa) The following definition of “Second Prorated Stock Election Shares” is added to Appendix A immediately following the definition of “Second Individual Cutback Shares”:
“Second Prorated Stock Election Shares” shall have the meaning set forth in Section 3.01(g)(iv).
          (bbb) The following definition of “Shares” is added to Appendix A immediately following the definition of “Senior Executive”:

          (ccc) The following definition of “Shares Representative” is added to Appendix A immediately following the definition of “Shares”:
“Shares Representative” shall have the meaning set forth in Section 3.01(c)(i).
          (ddd) The following definition of “Stock Consideration” is added to Appendix A immediately following the definition of “Short-Dated Notes”:
“Stock Consideration” shall have the meaning set forth in Section 3.01(b)(i).
          (eee) The following definition of “Stock Election” is added to Appendix A immediately following the definition of “Stock Consideration”:
“Stock Election” shall have the meaning set forth in Section 3.01(c)(i).
          (fff) The following definition of “Stock Election Share” is added to Appendix A immediately following the definition of “Stock Election”:
“Stock Election Share” shall have the meaning set forth in Section 3.01(c)(i).
          (ggg) The following definition of “Total Option Cash Payment” shall replace the definition of “Total Option Cash Payment” in Appendix A:
“Total Option Cash Payment” shall have the meaning set forth in Section 3.03(a).
          (hhh) The following definition of “U.S. Person” is added to Appendix A immediately following the definition of “Total Option Cash Payment”:
“U.S. Person” means any Person that is not an Non-U.S. Person.
ARTICLE III.
MISCELLANEOUS
     SECTION 3.01. No Further Amendment. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all of the terms and conditions and provisions thereof shall remain in full force and effect. This Second Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.
     SECTION 3.02. Effect of Amendment. This Second Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Second Amendment by the parties hereto, any reference to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed a reference to the Agreement as amended hereby.
     SECTION 3.03. Governing Law. This Second Amendment, and all claims or cause of action (whether in contract or tort) that may be based upon, arise out of or relate to this

Second Amendment shall be governed by the internal laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule.
     SECTION 3.04. Counterparts. This Second Amendment may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and same agreement.
[Remainder of This Page Intentionally Left Blank]

     IN WITNESS WHEREOF, Mergerco, New Holdco the Parents, and the Company have caused this Second Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott M. Sperling

Name:	Scott M. Sperling
Title:	Co-President

NEW HOLDCO:

BT TRIPLE CROWN CAPITAL HOLDINGS, III, INC.

By:	/s/ Scott M. Sperling

Name:	Scott M. Sperling
Title:	Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton

Name:	John Connaughton
Title:	Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott M. Sperling

Name:	Scott M. Sperling
Title:	Co-President

COMPANY:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Mark P. Mays

Name:	Mark P. Mays
Title:	Chief Executive Officer

ANNEX D
CONFORMED COPY
VOTING AGREEMENT
     VOTING AGREEMENT (“Agreement”), dated as of May 26, 2007, by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), BT Triple Crown Capital Holdings III, Inc. a Delaware corporation (“New Holdco”); and Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), Highfields Capital III LP, an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. (“Highfields III”), and Highfields Capital Management LP, a Delaware limited partnership (“Highfields Management” and, together with Highfields I, Highfields II and Highfields III, “Stockholders”) of the Company.
     WHEREAS, Mergerco, Parents, New Holdco, and Clear Channel Communications, Inc., a Texas corporation (the “Company”) have entered into an amendment to Agreement and Plan of Merger, dated of even date herewith (such agreement as amended as of the date hereof, the “Agreement and Plan of Merger”), which (i) provides that, subject to certain exceptions with respect to Affiliated Holders, regulatory requirements and number of shares issued, each shareholder of the Company will be offered the right to elect to receive in the Merger, for each share of common stock, par value $0.10 per share, of the Company (each, a “Common Share”), either cash in the amount of $39.20, or one share of voting common stock of New Holdco and (ii) sets forth certain other rights of the public holders of New Holdco’s common stock (the “Public Holders”) and certain terms and conditions under which New Holdco will operate;
     WHEREAS, the Stockholders in the aggregate beneficially own and have sole or shared (together with one or more of the other Stockholders or their affiliates) voting power with respect to 24,000,000 Common Shares (such Common Shares, together with any securities issued or exchanged with respect to such shares of common stock upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in the Company’s capital structure, the “Covered Shares”);
     WHEREAS, in connection with the execution of the Agreement and Plan of Merger, the Parents have requested that the Stockholders execute and deliver this Agreement on a date even herewith; and
     WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Agreement and Plan of Merger.
     NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt of which are hereby acknowledged the Stockholders, New Holdco, Mergerco and the Parents agree as follows:
     1. Agreement to Vote. Each Stockholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the stockholders of the Company, or in connection with any written consent of the stockholders of the Company, with respect to the Merger, the Agreement and Plan of Merger or any Competing Proposal or any adjournment or postponement thereof, Stockholder shall:
(a)	appear at such meeting or otherwise cause the Covered Shares and any other Common Shares which it acquires beneficial ownership of after the date hereof (“After Acquired Shares”) to be counted as present thereat for purposes of calculating a quorum; and

(b)	from and after the date hereof until the Expiration Date, vote (or cause to be voted) in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all of the Covered Shares and any After Acquired Shares that such Stockholder shall be entitled to so vote, whether such Common Shares are beneficially owned by such Stockholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any extraordinary corporate transaction (other than the Merger or pursuant to the Merger) or any Competing Proposal, or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Competing Proposal, and (iii) in favor of any proposal to adjourn a Shareholders’ Meeting which New Holdco and the Parents support.
     2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time; (ii) such date as the Agreement and Plan of Merger is terminated pursuant to Article VIII thereof; or (iii) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, (i) Sections 6, and 9 through 19 shall survive any such expiration if the Effective Time shall have occurred, and (ii) such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to termination hereof.
     3. Agreement to Retain Covered Shares. From and after the date hereof until, (A) in the case of clause (i) below, the Expiration Date, and (B) in the case of clause (ii) below, immediately after the vote is taken at a Special Meeting of shareholders of the Company (taking into account any postponements or adjournments thereof) for the purpose of approving the adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger, each of the Stockholders shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares and any After Acquired Shares or (ii) sell, transfer, assign, dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, the beneficial ownership of any Covered Shares. Notwithstanding the foregoing, each Stockholder may make a transfer (a) to other persons who are affiliated with the Stockholders subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of a Stockholder under, this Agreement, or (b) as the Parents may otherwise agree in writing in their sole discretion.
     4.  Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to New Holdco, Parents and Mergerco as follows:
(a)	such Stockholder has the power and the right to enter into, deliver and perform the terms of this Agreement;

(b)	this Agreement has been duly and validly executed and delivered by such Stockholder and (assuming this Agreement constitutes a valid and binding agreement of the Parents) is a legal, valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	the Stockholders beneficially own in the aggregate at least 24,000,000 Common Shares and have sole or shared, and otherwise unrestricted, voting power (together with one or more Stockholders or their affiliates) with respect to such Common Shares;

(d)	no proceedings are pending which, if adversely determined, will have a material adverse effect on any ability to vote or dispose of any of the Covered Shares;

(e)	the execution and delivery of this Agreement by such Stockholder do not, and the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach or default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder is bound, or any statute, rule or regulation to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder. Except as expressly contemplated hereby, the Stockholder is not a party to any voting agreement or voting trust relating to the Covered Shares or After Acquired Shares;

(f)	such Stockholder acknowledges and confirms that (a) New Holdco, Parents and Mergerco may possess or hereafter come into possession of certain non-public information concerning the Covered Shares, After Acquired Shares and the Company which is not known to the Stockholder and which may be material to the Stockholder’s decision to vote in favor of the Merger (the “Excluded Information”), (b) the Stockholder has requested not to receive the Excluded Information and has determined to vote in favor of the Merger and sell the Covered Shares notwithstanding its lack of knowledge of the Excluded Information, and (c) New Holdco, the Parents and Mergerco shall have no liability or obligation to the Stockholder in connection with, and the Stockholder hereby waives and releases New Holdco, the Parents and Mergerco from, any claims which Stockholder or its successors and assigns may have against New Holdco, the Parents, Mergerco or their respective Affiliates (whether pursuant to applicable securities, laws or otherwise) with respect to the non-disclosure of the Excluded Information; and

(g)	such Stockholder acknowledges and confirms that it has reviewed the Agreement and Plan of Merger, including without limitation, the first and second amendments thereto executed prior to the date hereof, and has had the opportunity to review such agreement with counsel and its other advisors.
     5. Representations and Warranties of the Parents, Mergerco and New Holdco. Each of the Parents, Mergerco and New Holdco hereby represents and warrants to the Stockholders as follows:
(a)	each of the Parents, Mergerco and New Holdco has the power and the right to enter into, deliver and perform the terms of this Agreement;

(b)	this Agreement has been duly and validly executed and delivered by the Parents, Mergerco and New Holdco and (assuming this Agreement constitutes a valid and binding agreement of the Stockholders) is a legal, valid and binding agreement with respect to the Parents, Mergerco and New Holdco, enforceable against each of the Parents, Mergerco and New Holdco in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	The Parents have heretofore cancelled, and will not accept or enter into, any subscription agreements or understandings to acquire equity securities of New Holdco from (a) any private investment funds that were stockholders of the Company and were not limited partners or shareholders of an investment fund managed by one of the Sponsors and (b) any other investment funds that (i) were, as of the date of execution of such agreement, stockholders of the Company, (ii) were not limited partners or shareholders in an investment fund managed by one of the Sponsors, and (iii) executed such agreements after January 31, 2007; provided, however, that the foregoing shall not apply to either (x) the public employee benefit plan investor that has previously been specifically identified to one or more of the Stockholders, or (y) subscription agreements executed by financing sources prior to January 31, 2007. Such investment funds with such cancelled subscription agreements, to the extent that they continue to be stockholders of the Company, will be treated ratably with other public stockholders of the Company. The Parents, represent that they have not, and after the date of this Agreement, Parents will not, enter into any other arrangements or agreement with any such affected investment funds to acquire equity securities in New Holdco other than as provided for in the Agreement and Plan of Merger.

(d)	Immediately following the effective time, the Articles of Incorporation and Bylaws of New Holdco will be in the form attached hereto as Exhibit A.

(e)	New Holdco, Mergerco, Bain Capital Fund IX, L.P. and Thomas H. Lee Equity Fund VI, L.P. have entered into or will enter into an agreement in the form attached hereto as Exhibit B, which will become effective as of the Effective Time and continue to be in full force and effect until the termination in accordance with terms thereof (the “Letter Termination Date”). The Parents agree that they will not terminate (other than pursuant to its terms), amend, supplement or otherwise modify such agreement without the prior written approval of the Stockholders.
6.	Directors.
(a)	Immediately following the Effective Time, the Board of Directors of New Holdco shall establish the size of the Board of Directors at twelve (12) members, one member of which shall be a United States citizen and be named by Highfields Management (which member shall be named to New Holdco’s nominating committee) and one member of which shall be a United States citizen and shall be selected by New Holdco’s nominating committee after consultation with Highfields Management and any holder whose election to receive common stock of New Holdco pursuant to Section 3.01 of the Agreement and Plan of Merger is reasonably expected to result in such holder owning three percent (3%) or more of the total outstanding equity securities of New Holdco (these two directors shall hereinafter be referred to as the “Public Directors”). Until the date (the “Termination Date”) on which the Stockholders beneficially own (as defined under the Securities Exchange Act of 1934, as amended) less than 5% of the outstanding shares of voting securities of New Holdco issued as Stock Consideration to stockholders in connection with the Merger (“Required Percentage”), in connection with each election of Public Directors, New Holdco shall: (i) nominate as Public Directors one candidate who shall be a United States citizen and shall be selected by Highfields Management and one candidate who shall be a United States citizen and shall be selected by New Holdco’s nominating committee after consultation with Highfields Management and any Public Holder owning three percent (3%) or more of the total outstanding equity securities of New Holdco, (ii) recommend the election of such candidates, (iii) solicit proxies for the election of such candidates, and (iv) to the extent authorized by stockholders granting proxies, vote the voting securities represented by all proxies granted by stockholders in connection with the solicitation of proxies by the Board for such meeting, in favor of such candidates. The Parents and their affiliates agree to vote all shares of voting securities which they own and which are eligible to vote for the election of the Public Directors in favor of such candidates’ election of the Public Directors.

(b)	If a Public Director dies or is disabled such that he or she is rendered unable to serve on the Board prior to the Termination Date, a replacement shall be named in accordance with the provisions set forth in paragraph (a) above.

(c)	Until the Termination Date, (i) New Holdco shall, subject to the New Holdco Board’s fiduciary duties, cause at least one Public Director to be appointed to each of the committees of the Board of New Holdco, and (ii) if the Public Director serving on any such committee shall cease to serve as a director of New Holdco for any reason or otherwise is unable to fulfill his or her duties on any such committee, New Holdco, subject to the fiduciary duties of the New Holdco Board, shall cause the director to be succeeded by another Public Director.

(d)	Notwithstanding the foregoing provisions, at no time may any of the foregoing actions be taken if, as a result of actions taken or of investments of the Stockholders, New Holdco or its affiliates would not be qualified under the Communications Act to control the Company FCC Licenses (as in effect on the date of such action) or such actions or investments would cause any other violations by New Holdco or its affiliates of the Communications Act or the FCC’s rules. Highfields Management is owned and controlled solely by U.S. persons.

(e)	(i) Highfields Management acknowledges that, as a result of the rights granted under this Section 6, Highfields Management may be deemed to hold an attributable interest in New Holdco, the Company or their affiliates under the regulations of the Federal Communications Commission (“FCC”) pertaining to the ownership and operation of radio and television stations and daily newspapers of general circulation. In the event that it is determined that Highfields Management or any affiliate of Highfields Management holds an attributable interest in New Holdco, the Company or any of their affiliates as a result of the rights granted under Sections 6(a) and (b), then, unless Highfields Management and any such affiliate of Highfields Management promptly relinquish in writing the rights of Highfields Management under Sections 6(a) and (b) to the extent necessary to render non-attributable any interest of such party in New Holdco, the Company, or their affiliates or promptly take other measures to render any such interest non-attributable, Highfields Management and any such affiliate of Highfields Management shall furnish and certify promptly to New Holdco such information, or such additional information, as New Holdco may reasonably request and make, in cooperation with New Holdco, such filings with or disclosures to the FCC as are applicable to persons holding attributable interests in New Holdco, the Company or any of their affiliates.
     (ii) Highfields Management represents (a) that, to the extent it may be deemed to hold an attributable interest in New Holdco, the Company or any of their affiliates, it is legally qualified to hold such an attributable interest in a broadcast licensee under FCC regulations and (b) that none of (i) Highfields Management, (ii) any person holding an attributable interest in or through Highfields Management, or (iii) any person nominated or designated by Highfields Management to serve on the Board of New Holdco holds or will hold either (A) any attributable interest in any radio or television station or daily newspaper of general circulation (other than in the radio and television stations owned by the Company) in any market in which New Holdco, the Company or any of their affiliates has any attributable media interest, or (B) any other media interest that New Holdco determines in good faith after good faith consultation with its FCC counsel and FCC counsel for Highfields Management, reasonably could be expected to impede or delay the ability of the New Holdco, the Company or their affiliates to hold or acquire interests in radio or television stations or daily newspapers of general circulation or to obtain any regulatory approval necessary or appropriate for the consummation of the transactions described in the Agreement and Plan of Merger (the interests described in (A) and (B) immediately above being referred to hereafter as “Conflicting Interests.”) The terms “attributable,” “attributable interest,” “radio and television station,” “market” and “daily newspaper of general circulation” as used in this Agreement shall be construed consistent with 47 C.F.R. § 73.3555 (or any successor provision) of the regulations of the FCC and the notes thereto, as in effect from time to time. With respect to Highfields Management, the term “affiliate” shall include any person or entity controlling, controlled by or under common control with Highfields Management and shall also be deemed to include any Stockholder. In the event that Highfields Management, any person holding an attributable interest in or through Highfields Management, or any nominee or designee of Highfields Management to the Board of New Holdco holds or is anticipated to hold a Conflicting Interest, Highfields Management and its affiliates shall take Curative Action, as defined below. “Curative Action” means action promptly taken (but in any event within twenty (20) calendar days or such lesser period as may be necessary to avoid delay in obtaining necessary regulatory approvals) by which a party shall (A) divest or cause the divestiture of any Conflicting Interest, (B) render the Conflicting Interest non-attributable; (C) render any interest of such party in New Holdco, the Company, and their affiliates non-attributable, or (D) relinquish any rights under Section 6(a) and (b) to the extent necessary to render non-attributable any interest of such party in New Holdco, the Company, or their affiliates.
      (iii) If any affiliate of Highfields Management other than Highfields Management should be deemed to hold or anticipated to hold an attributable interest in New Holdco, the Company or any of their affiliates, Highfields Management and any such affiliate of Highfields Management shall immediately notify New Holdco and shall either
a.	certify to New Holdco in writing (a) that such Highfields Management affiliate is legally qualified to hold such an attributable interest in a broadcast licensee under FCC regulations and (b) that none of (i) such Highfields Management affiliate or (ii) any person holding an attributable interest in or through such Highfields Management affiliate holds or will hold a Conflicting Interest; or

b.	if Highfields Management and such Highfields Management affiliate are not able or do not elect so to certify, Highfields Management and its affiliate shall take Curative Action.
      (iv) New Holdco shall cooperate with Highfields Management and any affiliate of Highfields Management, subject to their compliance with this Section 6(e), to minimize any request for information pursuant to Section 10.2 of the Amended and Restated Certificate of Incorporation of Holdco and shall consult in good faith with Highfields Management and any affiliate of Highfields Management from which any information may be sought to avoid any unnecessary burden in the obtaining of information necessary to fulfill responsibilities of Holdco, the Company and their affiliates to monitor compliance and complete reports and other submissions as may be required from time to time by the FCC.
     7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder and each of its affiliates will not solicit proxies or become a “participant” in any solicitation (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934) in opposition to the solicitation of proxies by the Company and the Parents for the Agreement and Plan of Merger. From and after the date hereof until the Expiration Date, in all public statements and public filings made with respect to the voting of the Covered Shares, each Stockholder and its affiliates will indicate that they are voting in favor of the Agreement and Plan of Merger and otherwise in accordance with Section 1 above.
     8. Survival of Representations and Warranties. The representations and warranties contained herein shall not be deemed waived or otherwise affected by any investigation made by the other parties hereto. Other than the representations and warranties set forth in Section 5(e)

which shall expire on the Letter Termination Date, the representations and warranties contained herein shall expire with, and be terminated and extinguished upon, consummation of the Merger or termination of this Agreement in accordance with the terms hereof, but no party shall be relieved for prior breach thereof.
     9. Specific Enforcement. Each Stockholder has signed this Agreement intending to be legally bound thereby. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against such Stockholder.
     10. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.
     11. No waivers. No waivers of any breach of this Agreement extended by New Holdco, Parents or Mergerco to the Stockholders shall be construed as a waiver of any rights or remedies of New Holdco, the Parents or Mergerco with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to shares of the Company held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
     12. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.
     13. Notices. All notices and other communications hereunder shall be in writing and shall be sufficient if sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section):

(i)	if to the Stockholders:

Highfields Capital Management
200 Clarendon Street
Boston, MA 02117
Attn: Joseph F. Mazzella
Phone: (617) 850-7500
Facsimile: (617) 850-7620

with a copy to:

Goodwin Procter LLP
Exchange Place
Boston, Massachusetts
02109 Attn: Joseph L.
Johnson III
Phone: (617) 570-1633
Facsimile: (617) 523-1231

(ii)	if to the Parents, New Holdco or Mergerco to:

Bain Capital Partners, LLC
111 Huntington Avenue
Boston, MA 02199
Phone: (617) 516-2000
Fax: (617) 516-2010
Attention: John Connaughton

and

Thomas H. Lee Partners, L.P.
100 Federal Street
Boston, MA 02110
Phone: (617) 227-1050
Fax: (617) 227-3514
Attn: Scott Sperling

with a copy to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Phone: (617) 951-7000
Fax: (617) 951-7050
Attn: David C. Chapin
     Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice of other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.
     14. No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their. respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.
     15. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that New Holdco and Mergerco may assign this Agreement to any direct or indirect wholly owned subsidiary of New Holdco or Mergerco, as the case may be, without the consent of the Stockholders (provided that New Holdco or Mergerco, as the case may be, shall remain liable for all of its obligations under this Agreement) and the Stockholders may assign this Agreement (other than the rights of Highfields Management under Section 6 hereof) in connection with any permitted transfer of shares hereunder (provided that the transferee agrees in writing to be bound by the terms of this Agreement). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, heirs, executors, administrators and other legal representatives, as the case may be.
     16. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     17. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No summary of this Agreement prepared by the parties shall affect in any way the meaning or interpretation of this Agreement.
     18. Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York without giving effect to any choice or conflict of laws provision or rule.
     19. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 19.
     20. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

STOCKHOLDERS:

HIGHFIELDS CAPITAL I LP

By: Highfields Associates LLC, its General Partner

By: Name:	/s/ Joseph F. Mazzella Joseph F. Mazzella
Title:	Authorized Signatory

HIGHFIELDS CAPITAL II LP

By: Highfields Associates LLC, its General Partner

By: Name:	/s/ Joseph F.Mazzella Joseph F. Mazzella
Title:	Authorized Signatory

HIGHFIELDS CAPITAL III LP

By: Highfields Associates LLC, its General Partner

By: Name:	/s/ Joseph F. Mazzella Joseph F. Mazzella
Title:	Authorized Signatory

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Name:	/s/ Joseph F. Mazzella Joseph F. Mazzella
Title:	Managing Director

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By: Name:	/s/ Scott Sperling Scott Sperling
Title:	Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By: Name:	/s/ John Connaughton John Connaughton
Title:	Managing Director

T TRIPLE CROWN FINCO, LLC

By: Name:	/s/ Scott Sperling Scott Sperling
Title:	Co-President

NEW HOLDCO:

BT TRIPLE CROWN CAPITAL HOLDINGS III, INC.

By: Name:	/s/ Scott Sperling Scott Sperling
Title:	President

The undersigned parties are executing this Agreement solely to evidence their agreement, as follows: (a) to use their reasonable best efforts to cause Mergerco, the Parents and New Holdco to perform, in all material respects, their obligations set forth herein to be performed by them for so long as such obligations are in effect, and (b) to use their reasonable best efforts to prevent Mergerco, the Parents and New Holdco from taking any actions that would be inconsistent, in any material respect, with their performance of such obligations for so long as such obligations are in effect.

Bain Capital Fund IX, L.P. By: Bain Capital Partners, IX, L.P., its General Partner By: Bain Capital Investors, LLC, its General Partner

By: Name:	/s/ John P. Connaughton John P. Connaughton
Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P. By: THL Equity Advisors VI, LLC, its general partner By: Thomas H. Lee Partners, L.P., its sole member By: Thomas H. Lee Advisors, LLC, its general partner

By: Name:	/s/ Scott M. Sperling Scott M. Sperling
Title:	Co-President

ANNEX E
OPINION OF GOLDMAN, SACHS & CO.
PERSONAL AND CONFIDENTIAL
May 17, 2007
Board of Directors
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX 78209
Madame and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders of Public Shares (as defined in the Agreement (as defined below)) of the $39.20 in cash per Public Share (the “Cash Consideration”) that holders of Public Shares can elect to receive pursuant to the Agreement and Plan of Merger, dated as of November 16, 2006, by and among BT Triple Crown Merger Co., Inc., an affiliate of Bain Capital Partners, LLC (“Bain”) and Thomas H. Lee Partners, L.P. (“THLee” and, together with Bain, the “Investors”), B Triple Crown Finco, LLC, an affiliate of Bain, T Triple Crown Finco, LLC, an affiliate of THLee, BT Triple Crown Capital Holdings III, Inc. (“New Holdco”) and Clear Channel Communications, Inc. (the “Company”), as amended by Amendment No. 1 thereto, dated as of April 18, 2007, and Amendment No. 2 thereto, dated as of May 17, 2007 (the “Agreement”). We understand that holders of Public Shares may elect to receive one share of Class A common stock, par value $0.001 per share (the “New Holdco Class A Common Stock”), of New Holdco in lieu of the Cash Consideration, subject to proration as set forth in the Agreement such that the maximum aggregate number of Public Shares to be converted into the right to receive New Holdco Class A Common Stock shall not exceed 30,612,245. We also understand that under the Agreement, if the Effective Time (as defined in the Agreement) occurs after January 1, 2008, the holders of Public Shares will also receive the Additional Per Share Consideration (as defined in the Agreement) in cash.
Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also have provided and are currently providing certain investment banking services to the Company, including having acted as global coordinator and senior bookrunning manager in connection with the initial public offering of 35,000,000 shares of Class A common stock, par value $0.01 per share (the “Outdoor Class A Common Stock”), of Clear Channel Outdoor Holdings, Inc., a subsidiary of the Company (“Outdoor”), in November 2005, as financial advisor to the Company in connection with the spin-off of Live Nation, Inc., a former subsidiary of the Company, in December 2005 and as financial advisor to the Company in connection with the announced sale of the Company’s television assets to Providence Equity Partners Inc. In addition, at the request of the Board of Directors of the Company, Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., made available a financing package to the Investors in connection with a potential transaction.
We have provided and are currently providing certain investment banking services to THLee and its affiliates and portfolio companies, including having acted as financial advisor to Houghton Mifflin Holding Company, Inc., a former portfolio company of THLee, in connection with its sale in December 2006, as joint lead arranger and joint bookrunner in connection with senior secured credit facilities (aggregate principal amount $5,000,000,000) in connection with the acquisition of Aramark Corporation by THLee acting together with a consortium of private equity companies and management in January 2007 and as joint lead arranger and joint bookrunner in connection with senior secured credit facilities (aggregate principal amount $1,600,000,000) of Spectrum Brands, Inc., a portfolio company of THLee, in April 2007. We have provided and are currently providing certain investment banking services to Bain and its affiliates and portfolio companies, including having acted as lead arranger in connection with the leveraged recapitalization of Brenntag AG, a former portfolio company of Bain (“Brenntag”), in January 2006, as co-financial advisor to Brenntag in connection with its sale in September 2006 and as financial advisor to Houghton Mifflin Holding Company, Inc., a former portfolio company of Bain, in connection with its sale in December 2006.
We also may provide investment banking services to the Company and its affiliates and each of the Investors and their respective affiliates and portfolio companies in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.
Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company and its affiliates and each of the Investors and their respective affiliates and portfolio companies, actively trade the debt and equity securities (or related derivative securities) of the Company and the respective affiliates and portfolio companies of each of the Investors for their own account and for the accounts of their customers and at any time hold long and short positions of such securities. Affiliates of Goldman, Sachs & Co. have co-invested with each of the Investors and their respective affiliates from time to time and such affiliates of Goldman, Sachs & Co. have invested and may invest in the future in limited partnership units of affiliates of each of the Investors.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006 and for Outdoor for the two years ended December 31, 2006; Outdoor’s Registration Statement on Form S-1, including the prospectus contained therein, dated November 10, 2005, relating to the Outdoor Class A Common Stock; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and Outdoor; certain other communications from the Company and Outdoor to their respective shareholders; and certain internal financial analyses and forecasts for the Company prepared by the management of the Company, which included certain assessments with respect to the likelihood of achieving such forecasts for the Company and financial analyses and forecasts for Outdoor. We also have held discussions with members of the senior managements of the Company and Outdoor regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and Outdoor. In addition, we have reviewed the reported price and trading activity for the common stock, par value $0.10 per share (the “Company Common Stock”), of the Company and the Outdoor Class A Common Stock, compared certain financial and stock market information for the Company and Outdoor with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the broadcasting and outdoor advertising industries specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Outdoor or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transaction that might be available to the Company. We express no opinion as to the impact of the Transaction on the solvency or viability of New Holdco or the ability of New Holdco to pay its obligations when they become due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote or make any election with respect to such Transaction.
We are not expressing any opinion herein as to the value of the New Holdco Class A Common Stock or the prices at which the New Holdco Class A Common Stock may trade if and when they are issued or whether any market would develop for the New Holdco Class A Common Stock.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of Public Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX F
ARTICLE 5.12 OF THE TEXAS BUSINESS CORPORATIONS ACT
5.12. Procedure for Dissent by Shareholders as to Said Corporate Actions
     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:
     (1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.
     (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within 20 days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the 20 day period shall be bound by the action.
     (2) Within 20 days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within 90 days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within 90 days after the date on which the action was effected, upon receipt of notice within 60 days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

     (3) If, within 60 days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within 90 days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.
     B. If, within the period of 60 days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within 60 days after the expiration of the 60 day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.
     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.
     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.
     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.
     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
     The discussion below summarizes the material indemnification provisions of the Delaware General Corporation Law (“DGCL”) and the certificate of incorporation of Holdings that will be in effect as of the effective time of the merger.
     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its shareholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit.
     In addition, pursuant to Section 145 of the DGCL, Holdings generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, Holdings’ best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. Holdings also has the power to purchase and maintain insurance for such directors and officers.
     Holdings’ certificate of incorporation provides mandatory indemnification and, upon request, advancement of expenses to any party who is or was a director or officer of Holdings or who is or was serving as a director, officer, partner, trustee, employee or agent of another entity at the request of Holdings to the maximum extent permitted by the DGCL. Holdings’ certificate of incorporation provides that any person seeking indemnification will be deemed to have met the applicable standard of conduct set forth in the certificate of incorporation unless the contrary is established.
Item 21. Exhibits and Financial Statement Schedules.
(a) Exhibits

Exhibit	Description

2.1†	Agreement and Plan of Merger, dated as of November 16, 2006, among the Clear Channel Communications, Inc., BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, and T Triple Crown Finco, LLC (included as Annex A to the proxy statement/prospectus contained in this registration statement).

2.2†	Amendment No. 1, dated April 18, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, among the Clear Channel Communications, Inc., BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, and T Triple Crown Finco, LLC (included as Annex B to the proxy statement/prospectus contained in this registration statement).

2.3†	Amendment No. 2, dated as of May 17, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, as amended on April 18, 2007, among the Clear Channel Communications, Inc., BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, BT Triple Crown Capital Holdings III, Inc. (included as Annex C to the proxy statement/prospectus contained in this registration statement).

3.1†	Second Amended and Restated Certificate of Incorporation of BT Triple Crown Capital Holdings III, Inc. to be in effect as of the effective time of the Merger.

Exhibit	Description

3.2†	Bylaws of BT Triple Crown Capital Holdings III, Inc. to be in effect as of the effective time of the Merger.

5.l †	Opinion of Ropes & Gray LLP regarding the legality of the securities being registered.

9.1†	Voting Agreement, dated as of May 26, 2007, by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, BT Triple Crown Capital Holdings III, Inc., and Highfields Capital I LP, Highfields Capital II LP, Highfields Capital III LP, and Highfields Capital Management LP (included as Annex D to the proxy statement/prospectus contained in this registration statement).

23.1†	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Clear Channel Communications, Inc.

23.2†	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).

24.1†	Powers of Attorney of Directors and Officers of the registrant (included on registration statement signature page).

99.1†	Form of Clear Channel Communications, Inc. Proxy Card

99.2†	Consent of Goldman, Sachs & Co.

†	Filed herewith.
Item 22. Undertakings.
     (a) The undersigned registrant hereby undertakes:
          (1) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (d) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
          (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph 1 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on May 30, 2007.

BT Triple Crown Capital Holdings III, Inc.

By:	/s/ Scott M. Sperling

Name: Scott M. Sperling
Title: President
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Charles A. Brizius and Ed Han, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act and any and all amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitutes, may do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Scott M. Sperling Scott M. Sperling	President and Director (Principal Executive Officer and Principal Accounting Officer)	May 30, 2007

/s/ Steve Barnes Steve Barnes	Director	May 30, 2007

/s/ Richard J. Bressler Richard J. Bressler	Director	May 30, 2007

/s/ Charles A. Brizius Charles A. Brizius	Director	May 30, 2007

/s/ John Connaughton John Connaughton	Director	May 30, 2007

Signature	Title	Date
/s/ Ed Han
Ed Han	Director	May 30, 2007
/s/ Ian K. Loring
Ian K. Loring	Director	May 30, 2007
/s/ Kent R. Weldon
Kent R. Weldon	Director	May 30, 2007

EXHIBIT INDEX

Exhibit	Description

2.1†	Agreement and Plan of Merger, dated as of November 16, 2006, among the Clear Channel Communications, Inc., BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, and T Triple Crown Finco, LLC (included as Annex A to the proxy statement/prospectus contained in this registration statement).

2.2†	Amendment No. 1, dated April 18, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, among the Clear Channel Communications, Inc., BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, and T Triple Crown Finco, LLC (included as Annex B to the proxy statement/prospectus contained in this registration statement).

2.3†	Amendment No. 2, dated as of May 17, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, as amended on April 18, 2007, among the Clear Channel Communications, Inc., BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, BT Triple Crown Capital Holdings III, Inc. (included as Annex C to the proxy statement/prospectus contained in this registration statement).

3.1†	Second Amended and Restated Certificate of Incorporation of BT Triple Crown Capital Holdings III, Inc. to be in effect as of the effective time of the Merger.

3.2†	Bylaws of BT Triple Crown Capital Holdings III, Inc. to be in effect as of the effective time of the Merger.

5.1†	Opinion of Ropes & Gray LLP regarding the legality of the securities being registered.

9.1†	Voting Agreement, dated as of May 26, 2007, by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, BT Triple Crown Capital Holdings III, Inc., and Highfields Capital I LP, Highfields Capital II LP, Highfields Capital III LP, and Highfields Capital Management LP (included as Annex D to the proxy statement/prospectus contained in this registration statement).

23.l†	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Clear Channel Communications, Inc.

23.2†	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).

24.l†	Powers of Attorney of Directors and Officers of the registrant (included on registration statement signature page).

99.1†	Form of Clear Channel Communications, Inc. Proxy Card

99.2†	Consent of Goldman, Sachs & Co.

†	Filed herewith.

*	To be filed by amendment